As filed with the Securities and Exchange Commission on December 16, 2014.

Registration No. 333-200293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

JUNO THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	46-3656275
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

307 Westlake Avenue North, Suite 300

Seattle, Washington 98109

(206) 582-1600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Hans E. Bishop

President and Chief Executive Officer

307 Westlake Avenue North, Suite 300

Seattle, Washington 98109

(206) 582-1600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick J. Schultheis Michael Nordtvedt Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104-7036 (206) 883-2500	Bernard J. Cassidy Zachary D. Hale Office of the General Counsel 307 Westlake Avenue North, Suite 300 Seattle, Washington 98109 (206) 582-1600	B. Shayne Kennedy Brian Cuneo Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 (714) 540-1235

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer ☐
Non-accelerated filer	☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)	PROPOSED MAXIMUM OFFERING PRICE PER SHARE(2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(2)	AMOUNT OF REGISTRATION FEE(3)

Common Stock, $0.0001 par value	10,637,500	$23.00	$244,662,500	$28,430

(1)	Includes 1,387,500 shares which the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	A registration fee of $22,250 has been paid previously in connection with this Registration Statement based on an estimate of the aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated December 16, 2014

9,250,000 Shares

COMMON STOCK

Juno Therapeutics, Inc. is offering 9,250,000 shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $21.00 and $23.00 per share.

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “JUNO.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Juno
Per Share	$	$	$
Total	$	$	$

(1)	The underwriters will receive compensation in addition to underwriting discounts and commissions. See “Underwriting”.

We have granted the underwriters an option to purchase up to 1,387,500 additional shares of our common stock to cover over-allotments. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

CL Alaska, L.P., a beneficial owner of approximately one-third of our capital stock, has indicated an intent to purchase up to approximately $25 million in shares of our common stock, and one of our directors has expressed an interest in purchasing 100,000 shares of our common stock in this offering. All such shares would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. However, because there is no binding agreement obligating such investors to purchase these shares, each investor may determine to purchase fewer shares than such investor has indicated an intent to purchase or not to purchase any shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2014.

Morgan Stanley	J.P. Morgan	Goldman, Sachs & Co.

Leerink Partners

                    , 2014

Page

Prospectus Summary	1

Risk Factors	12

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

-i-

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Juno,” or “the Company” refer to Juno Therapeutics, Inc.

Overview

We are building a fully-integrated biopharmaceutical company focused on revolutionizing medicine by re-engaging the body’s immune system to treat cancer. Founded on the vision that the use of human cells as therapeutic entities will drive one of the next important phases in medicine, we are developing cell-based cancer immunotherapies based on our chimeric antigen receptor, or CAR, and high-affinity T cell receptor, or TCR, technologies to genetically engineer T cells to recognize and kill cancer cells. We have shown compelling evidence of tumor shrinkage in clinical trials using multiple cell-based product candidates to address refractory B cell lymphomas and leukemias. Before the end of 2015, we plan to begin a Phase II trial that could support accelerated U.S. regulatory approval in relapsed/refractory B cell acute lymphoblastic leukemia, a Phase I/II trial in relapsed/refractory B cell non-Hodgkin’s lymphoma, and Phase I trials for at least five additional product candidates that target different cancer-associated proteins in hematological and solid organ cancers. Longer term, we aim to improve and leverage our cell-based platform to develop additional product candidates to address a broad range of cancers and human diseases.

Cancer is characterized by the uncontrolled proliferation of abnormal cells. Cancer cells contain mutated proteins and may overexpress other proteins normally found in the body at low levels. The immune system typically recognizes abnormal protein expression and eliminates these cells in a highly efficient process known as immune surveillance. Cancer cells’ ability to evade immune surveillance is a key factor in their growth, spread, and persistence. In the last five years, there has been substantial scientific progress in countering these evasion mechanisms using immunotherapies, or therapies that activate the immune system. Immunotherapies are increasingly recognized as an important part of today’s frontier in the treatment of cancer.

A central player in cancer immunotherapy is a type of white blood cell known as the T cell. In healthy individuals, T cells identify and kill infected or abnormal cells, including cancer cells. We leverage two technologies—CARs and TCRs—to activate a patient’s own T cells so that they attack cancer cells. Through genetic engineering, we insert a gene for a particular CAR or TCR construct into the T cell that enables it to better recognize cancer cells. Our CAR technology directs T cells to recognize cancer cells based on the expression of specific proteins located on the cell surface, whereas our TCR technology provides the T cells with a specific T cell receptor to recognize protein fragments derived from either the surface or inside the cell.

To provide treatment, we harvest blood cells from a cancer patient, separate the appropriate T cells, activate the cells, insert the gene sequence for the CAR or TCR construct into the cells’ DNA, and grow these modified T cells to the desired dose level. The modified T cells can then be infused into the patient or frozen and stored for later infusion. Once infused, the T cells are designed to multiply, through a process known as cell expansion, when they encounter the targeted proteins and to kill the targeted cancer cells.

Our most advanced product candidates, JCAR015, JCAR017, and JCAR014, leverage CAR technology to target CD19, a protein expressed on the surface of almost all B cell leukemias and lymphomas.

•

JCAR015 has demonstrated in an ongoing Phase I clinical trial an 89% complete remission rate in 27 evaluable adult patients with relapsed/refractory B cell acute lymphoblastic leukemia, or r/r ALL, as of the most recent data cutoff date of November 14, 2014. Historical complete remission rates without JCAR015 in a similar population are less than 10%. We plan to initiate a Phase II trial in mid-2015 exploring JCAR015 in adult r/r ALL that could support accelerated U.S. regulatory approval.

•	JCAR017 has demonstrated in the Phase I portion of an ongoing Phase I/II trial an 85% complete remission rate in 13 evaluable patients with pediatric r/r ALL, as of the most recent data cutoff date of November 26, 2014. We plan to continue the ongoing Phase I/II trial in pediatric r/r ALL in 2015. In this trial, JCAR017 has shown the highest cell expansion and longest cell persistence in patients of any of our CD19-directed product candidates. We believe that product candidates with greater cell expansion and cell persistence are likely to lead to improved clinical benefit. Based upon these data and insights from across our trials, we also plan to initiate a multi-center Phase I/II trial exploring JCAR017 in relapsed/refractory B cell non-Hodgkin’s lymphoma, or r/r NHL, in 2015, with the potential to advance to a registration trial in 2016 that may support accelerated U.S. regulatory approval.

•	JCAR014 is in a Phase I/II trial in patients with B cell malignancies, with the vast majority of patients treated to date having either r/r NHL or r/r ALL. Similar to our other CD19-directed product candidates, patients treated with JCAR014 have had meaningful clinical responses, with 100% of 11 evaluable r/r ALL patients achieving a complete remission and 60% of 10 evaluable r/r NHL patients having either a complete or partial response as of the most recent data cutoff date of November 25, 2014. Based on data from the limited number of patients treated in this trial, duration of response in r/r NHL with JCAR014 appears to correlate with the cell expansion and cell persistence of the product candidate in the patient’s body. We plan to continue treating patients with JCAR014 in 2015 in order to explore various treatment strategies to improve the cell expansion and cell persistence of the CAR T cells in the body. As of the date of this prospectus, we do not plan to advance JCAR014 into registration trials.

In addition, before the end of 2015, we plan to begin Phase I testing for at least three more product candidates using our CAR technology and to begin a new Phase I clinical trial for a fourth clinical-stage product candidate using our TCR technology. Each of these four additional product candidates targets a distinct protein that is overexpressed on certain cancer cells. We also plan to begin Phase I testing of our first CD19-directed “armored” CAR in one or more B cell malignancies in 2015. In December 2014, we entered into an exclusive license agreement with Opus Bio, Inc., or Opus Bio, pursuant to which Opus Bio has agreed to grant us an exclusive, worldwide, sublicenseable license under certain patent rights related to a CD22-directed CAR product candidate, subject to certain specified conditions. The National Cancer Institute has begun a Phase I clinical trial of the CD22-directed CAR product candidate for the treatment of pediatric r/r ALL and r/r NHL. We expect the first patient to receive treatment in this trial in late 2014 or early 2015. These trials may provide greater insight into our technologies’ applicability to a wider range of patients including those with common solid tumors.

The following table summarizes our product candidate pipeline:

There are a number of areas for ongoing research that we believe may have significant impact on our long-term success with CARs and TCRs, including:

•	Cell Selection and Composition. We believe a defined cell composition has the potential to improve the consistency, potency, cell persistence, and tolerability of CAR and TCR based treatments. We are continuing to invest to improve our understanding of the different types of T cells in an effort to identify the subsets of T cells that could optimize efficacy and safety for both our CAR and TCR technologies. The greater consistency achieved with defined cell composition may also facilitate regulatory approval.

•	Cell Persistence. The persistence in the body of the engineered CAR or TCR T cells may have a meaningful impact on clinical outcomes. We are continuing to invest in technologies in an effort to optimize cell persistence of our genetically engineered T cells, including technologies related to cell composition, cell signaling, fully human single chain variable fragments, or scFvs, to bind to the target protein, and modulation of a patient’s immune system. We are also exploring redosing and chemotherapy conditioning regimens in an attempt to improve clinical outcomes.

•	Target Protein Selection. Research by our research institution collaborators and others has provided substantial proof of concept for using CD19-targeted CAR T cells. We are using bioinformatics, in vitro analyses, animal data, and clinical experience to identify additional target tumor proteins.

•

Cell Signaling. A key insight of research over the past decade was the addition of a costimulatory domain to the CAR construct. The costimulatory domain amplifies the intracellular signaling after the binding domain interacts with a target protein, magnifying the activation of the T cell. We are advancing two next-generation CAR technologies, which we refer to as bispecific CARs and

“armored” CARs. Bispecific CARs incorporate a second binding domain on the CAR T cell designed to either amplify or inhibit signaling, a feature that may increase the CAR T cells’ ability to distinguish between cancer cells and normal cells. “Armored” CARs deliver cytokines or stimulatory signals to modify the tumor microenvironment. We believe these technologies may be important for the treatment of solid tumors.

We are investing to optimize our process development and manufacturing. We believe that these efforts will lead to better product characterization, a more efficient production cycle, and greater flexibility in implementing enhancements. We plan to use one or more contract manufacturing organizations, or CMOs, to provide speed and flexibility and to limit upfront capital investment. We also plan to establish our own manufacturing facilities to allow for better long-term margins and for the rapid implementation of innovations. Our goal is to carefully manage our fixed cost structure, maximize optionality, and reduce the long-term cost of manufacturing.

We have worldwide commercial rights to our lead CD19 product candidates. We intend to establish our own commercial organization in the United States. We believe this commercial organization will initially be modest in size as we expect to promote our clinical CD19 product candidates, if approved, to the 41 hospitals and clinics designated as Comprehensive Cancer Centers by the National Cancer Institute. As additional product candidates advance through our pipeline, particularly products targeting large solid tumor indications, we plan to increase the size of our commercial footprint. We are assessing commercialization plans outside of the United States, and expect to outline a commercialization strategy for the EU in 2015.

We believe that the quality of our people will have a strong and positive impact on our ability to develop and capitalize on our technology. In that vein we have assembled a talented group of scientists, engineers, clinicians, directors, and other advisors who consolidate and develop technologies and intellectual property from some of the world’s leading research institutions, including the Fred Hutchinson Cancer Research Center, or FHCRC, the Memorial Sloan Kettering Cancer Center, or MSK, and the Seattle Children’s Research Institute, or SCRI. Our scientific founders and their institutions include world leaders in oncology, immunology, and cell therapy, and they are actively engaged in developing our technologies and product candidates. Since our inception in August 2013, we have raised $314 million from our founding investors, major mutual funds, healthcare-dedicated funds, and others. Collectively, these stakeholders share our commitment to bringing our product candidates to market and our vision of revolutionizing medicine through developing a broadly applicable cell-based platform.

Our Strategy

Our current focus is to create best-in-class cancer therapies using human T cells as therapeutic entities. Our longer-term goal is to revolutionize medicine through the application of cell-based therapies. In particular, we believe that genetically-engineered T cells have the potential to meaningfully improve survival and quality of life for cancer patients. Key elements of our strategy include:

•	Expedite clinical development, regulatory approval, and commercialization of our CD19 product candidates. We plan to begin a Phase II trial in r/r ALL in mid-2015 with JCAR015 and a Phase I/II trial in r/r NHL in 2015 with JCAR017, with the potential to move to a registration trial in r/r NHL with JCAR017 in 2016. We believe data from these trials, if positive, may lead to an initial U.S. regulatory approval for the treatment of r/r ALL as soon as 2017 and for the treatment of r/r NHL thereafter.

•

Invest in our platform to maximize the beneficial outcomes for cancer patients. Because our technologies, through the use of CARs and TCRs, are able to target both proteins on the cell surface and inside the cell, we have the potential to treat a wide array of cancers, including solid tumors. We believe there are multiple ways to continue to improve efficacy and tolerability of each of these technologies, and by the end of 2015 we plan to begin Phase I trials for at least five product candidates targeting cancer-associated proteins other than CD19. We also plan to begin Phase I testing of our first CD19-directed “armored” CAR in one or more B cell malignancies in 2015.

•	Use our process development and manufacturing capabilities as a competitive advantage. We are devoting significant resources to optimizing process development and manufacturing. We believe that these efforts will lead to better product characterization, a more efficient production cycle, and greater flexibility in implementing enhancements. In turn, these improvements may lead to better patient outcomes, greater convenience for patients and physicians, a lower cost of manufacturing, and streamlined regulatory reviews.

•	Leverage our relationships with our founding institutions, scientific founders, and other scientific advisors. Our world-renowned scientific founders and founding institutions, as well as our other scientific advisors, have a history of seminal discoveries and significant experience in oncology, immunology, and cell therapy, and in particular, with CAR and TCR technologies. We intend to be a science-driven company in all of our strategic decision-making and to continue to use our scientific founders’ and founding institutions’ insights, discoveries, and know-how as we develop our pipeline and technologies.

Risks Associated with Our Business

Our business is subject to numerous risks, including:

•	We are a clinical-stage company with a very limited operating history, which makes it difficult to evaluate our current business and predict our future performance. We have incurred net losses in each period since our inception, have never generated any revenue from product sales, and anticipate that we will continue to incur net losses in the future. As of September 30, 2014, our accumulated deficit as recorded in accordance with generally accepted accounting principles in the United States, or GAAP, was $154.4 million, of which $51.1 million is related to deemed dividends of $67.5 million on our convertible preferred stock.

•	We expect to continue to spend substantial amounts to continue clinical development of our product candidates. If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates.

•	Our near term ability to generate revenue from product sales and become profitable depends heavily on the regulatory approval and successful commercialization of one or more of our CD19 product candidates.

•	We may experience significant delays in the clinical development and regulatory approval, if any, of our product candidates and may not be able to conduct our trials on the timelines we expect.

•	Our technology platform, including our CAR and TCR technologies, are new approaches to cancer treatment that present significant challenges.

•

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences. For example, as of the most recent data cutoff date of November 14, 2014, in the JCAR015 trial being conducted at MSK in patients with r/r ALL, approximately 18% of 28 adult patients experienced severe cytokine release syndrome, or sCRS. Among those patients there were two deaths that we believe were either directly or indirectly related to sCRS, which resulted in the FDA placing the trial on clinical hold until certain protocol changes were implemented in April 2014, after which the clinical trial resumed. There has also been one patient death in an adult r/r ALL patient treated with JCAR014 that we believe was either directly or indirectly related to sCRS.

•	We will need to develop sustainable, scalable, and commercially viable manufacturing processes and capabilities for our product candidates. We may encounter technical and regulatory challenges as we transfer manufacturing from our research institution collaborators to commercial facilities.

•	We rely heavily on third parties to conduct our clinical trials and manufacture our product candidates and may continue to rely heavily on third parties as we seek to commercialize our product candidates.

•	If we are unable to obtain, maintain, or protect intellectual property rights related to our product candidates, we may not be able to compete effectively in our markets. For example, the effectiveness of our license from Opus Bio to a CD22-directed CAR product candidate is subject to certain closing conditions. We cannot assure you that those conditions will be achieved or that the license to the CD22-directed CAR product candidate will ever become effective.

•	We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

•	We are subject to a complicated regulatory regime subject to change and may fail to obtain regulatory approval for any of our product candidates.

For additional information about the risks we face, please see the section of this prospectus captioned “Risk Factors.”

Corporate History and Information

We were incorporated in Delaware on August 5, 2013. Our principal executive offices are located at 307 Westlake Avenue North, Suite 300, Seattle, Washington 98109. Our telephone number is (206) 582-1600. Our website address is www.junotherapeutics.com. Information contained on the website is not incorporated by reference into this prospectus, and should not be considered to be part of this prospectus.

We use Juno Therapeutics®, the Juno Therapeutics logo, and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company

As a company with no revenue during 2013, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	being permitted to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion, or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. However, we have irrevocably elected not to avail ourselves of the extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	9,250,000 shares

Common stock to be outstanding after this offering	76,166,106 shares (or 77,553,606 shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares	1,387,500 shares

Use of proceeds

We intend to use the net proceeds from this offering (1) to advance JCAR015 through a Phase II clinical trial and the filing of a Biologics License Application for the treatment of r/r ALL; (2) to advance JCAR017 through a Phase I/II clinical trial and into a potential registration trial in r/r NHL; (3) to further develop any additional product candidates that we select; (4) to expand our internal research and development capabilities; (5) to establish manufacturing capabilities; and (6) for working capital and other general corporate purposes. We expect to also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. See “Use of Proceeds.”

Proposed NASDAQ trading symbol	“JUNO”

The number of shares of common stock to be outstanding following this offering is based on 7,006,709 shares of common stock outstanding at September 30, 2014 and 59,909,397 shares of convertible preferred stock outstanding as of September 30, 2014, that will convert into common stock upon completion of the offering. The number of shares of our common stock after this offering excludes the following:

•	An aggregate of 1,602,564 shares of common stock issuable to Opus Bio, conditioned on the effectiveness of the license agreement pursuant to which Opus Bio has agreed to license us a CD22-directed CAR product candidate;

•	9,231,339 shares of common stock outstanding subject to vesting as of September 30, 2014, which shares were issued pursuant to our 2013 Equity Incentive Plan, which shares may become available for issuance under our 2014 Equity Incentive Plan if such shares are forfeited;

•	3,136,898 shares of common stock reserved for future issuance upon the exercise of stock options outstanding or pursuant to future awards under our 2013 Equity Incentive Plan as of September 30, 2014, which shares will become available for issuance under our 2014 Equity Incentive Plan upon effectiveness of such plan to the extent such shares are not subject to outstanding awards as of such date or, with respect to options outstanding, may become available to the extent such options expire unexercised;

•	6,200,000 shares of common stock reserved for issuance under the 2014 Equity Incentive Plan, which will become effective on the date of this prospectus, and any future automatic increase in shares reserved for issuance under this plan; and

•	1,500,000 shares of common stock reserved for issuance under the 2014 Employee Stock Purchase Plan, and any future automatic increase in shares reserved for issuance under this plan.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a 1-for-4 reverse stock split of our common stock and preferred stock effected on December 8, 2014;

•	the automatic conversion of all outstanding shares of convertible preferred stock as of September 30, 2014 into an aggregate of 59,909,397 shares of common stock, which will occur immediately prior to the closing of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares.

CL Alaska, L.P., a beneficial owner of approximately one-third of our capital stock, has indicated an intent to purchase up to approximately $25 million in shares of our common stock, and Hal V. Barron, M.D., one of our directors, has expressed an interest in purchasing 100,000 shares of our common stock in this offering. All such shares would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. However, because there is no binding agreement obligating such investors to purchase these shares, each investor may determine to purchase fewer shares than such investor has indicated an intent to purchase or not to purchase any shares in this offering.

SUMMARY FINANCIAL AND OTHER DATA

We have derived the following summary of statements of operations data for the period from August 5, 2013 to December 31, 2013 from audited financial statements appearing elsewhere in this prospectus. We derived the following statements of operations data for the nine months ended September 30, 2014 and the balance sheet data as of September 30, 2014 from unaudited interim financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair presentation of the financial statements. Historical results are not necessarily indicative of the results that may be expected in the future and the results for the nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the full year or any other period. The summary financial data set forth below should be read together with the financial statements and the related notes to those statements, as well as the sections of this prospectus captioned “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Period from August 5, 2013 to December 31, 2013	Nine Months Ended September 30, 2014
	(in thousands, except share and per share amounts)
Statements of Operations Data:
Operating expenses:
Research and development	$46,245	$22,447
General and administrative	4,238	13,384
Litigation	1,195	4,987

Total operating expenses	51,678	40,818

Loss from operations	(51,678)	(40,818)
Other income (expense)(1)	(142)	(10,718)

Net loss and comprehensive loss	$(51,820)	$(51,536)

Net loss attributable to common stockholders:
Net loss and comprehensive loss	$(51,820)	$(51,536)
Deemed dividends upon issuance of convertible preferred stock, non-cash(2)	—	(67,464)

Net loss attributable to common stockholders	$(51,820)	$(119,000)

Net loss per share attributable to common stockholders, basic and diluted	$(14.16)	$(17.50)

Weighted average common shares outstanding, basic and diluted	3,658,687	6,798,672

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)	$(5.40)	$(3.06)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(3)	9,603,444	38,924,422

(1)	Includes the change in value of our convertible preferred stock options associated with our Series A convertible preferred stock financing and Series A-2 convertible preferred stock financing. Refer to the caption “Convertible Preferred Stock Option” in note 1 of our unaudited interim financial statements for the nine months ended September 30, 2014 appearing elsewhere in this prospectus.
(2)	We recorded deemed dividends of an aggregate of $67.5 million in the nine months ended September 30, 2014 related to the amount by which the fair value of convertible preferred stock we issued during the period exceeded the actual cash proceeds from the sale and issuance of such convertible preferred stock. Refer to the caption “Deemed Dividends Upon Issuance of Convertible Preferred Stock, Non-Cash” in note 1 of our unaudited interim financial statements for the nine months ended September 30, 2014 appearing elsewhere in this prospectus for a description of the deemed dividends recorded upon issuance of convertible preferred stock.

(3)	Refer to note 2 of our audited financial statements for the period from August 5, 2013 to December 31, 2013, and note 1 of our unaudited interim financial statements for the nine months ended September 30, 2014, appearing elsewhere in this prospectus for a description of the method used to calculate basic and diluted net loss per share attributable to common stockholders and basic and diluted pro forma net loss per share attributable to common stockholders. The impact of this offering on the success payment liabilities has been excluded from the pro forma presentations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments” elsewhere in this prospectus for a discussion of the estimated expense expected to be recognized in the financial statements in the quarter in which a successful initial public offering occurs.

	As of September 30, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash	$237,834	$237,834	$423,834
Working capital	224,566	224,566	410,566
Total assets	249,362	249,362	435,362
Total liabilities	16,076	16,076	16,076
Convertible preferred stock(3)	387,695	—	—
Accumulated deficit(3)	(154,410)	(154,410)	(154,410)
Total stockholders’ (deficit) equity	(154,409)	233,286	419,286

(1)	Reflects on a pro forma basis the automatic conversion of our outstanding shares of convertible preferred stock into 59,909,397 shares of our common stock, which will occur immediately prior to the closing of this offering. Does not reflect the potential payment by us of $20.0 million in cash and the issuance of 1,602,564 shares of our capital stock to Opus Bio, each of which is conditioned on the effectiveness of the December 2014 license agreement pursuant to which Opus Bio has agreed to grant us a license to a CD22-directed CAR product candidate.
(2)	Reflects on a pro forma as adjusted basis the automatic conversion of our convertible preferred stock described in (1) and the sale and issuance by us of 9,250,000 shares of common stock in this offering at the assumed initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $22.00 per share would increase (decrease) each of cash, working capital, total assets and total stockholders’ equity by approximately $8.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) each of cash, working capital, total assets and total stockholders’ equity by approximately $20.5 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. Does not reflect the potential payment by us of $20.0 million in cash and the issuance of 1,602,564 shares of our capital stock to Opus Bio, each of which is conditioned on the effectiveness of the December 2014 license agreement pursuant to which Opus Bio has agreed to grant us a license to a CD22-directed CAR product candidate.
(3)	See note (2) to the summary statement of operations data above. The non-cash deemed dividends were recorded as an increase in convertible preferred stock of $67.5 million, a decrease in additional paid-in capital of $16.4 million, and an increase in accumulated deficit of $51.1 million. The impact of this offering on the success payment liabilities has been excluded from the pro forma presentations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments” elsewhere in this prospectus for a discussion of the estimated expense expected to be recognized in the financial statements in the quarter in which a successful initial public offering occurs.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

We are a clinical-stage company and have a very limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are a clinical-stage biopharmaceutical company that was recently formed in August 2013. We have no products approved for commercial sale and have not generated any revenue. We are focused on developing products that use human cells as therapeutic entities and, although there have been significant advances in cell-based immunotherapy, our T cell technologies are new and largely unproven. Our limited operating history, particularly in light of the rapidly evolving cancer immunotherapy field, may make it difficult to evaluate our current business and predict our future performance. Our very short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer.

We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses in the future.

We are not profitable and have incurred losses in each period since our inception. For the period from August 5, 2013 to December 31, 2013, we reported a net loss of $51.8 million. For the nine months ended September 30, 2014, we reported a net loss of $51.5 million. As of September 30, 2014, we had an accumulated deficit of $154.4 million, of which $51.1 million is related to deemed dividends on our convertible preferred stock. We expect these losses to increase as we continue to incur significant research and development and other expenses related to our ongoing operations, seek regulatory approvals for our product candidates, scale-up manufacturing capabilities and hire additional personnel to support the development of our product candidates and to enhance our operational, financial and information management systems.

A critical aspect of our strategy is to invest significantly in our technology platform to improve the efficacy and safety of our product candidates. Even if we succeed in commercializing one or more of these product candidates, we will continue to incur losses for the foreseeable future relating to our substantial research and development expenditures to develop our technologies. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Further, the net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period to period comparison of our results of operations may not be a good indication of our future performance.

We have never generated any revenue from product sales and our ability to generate revenue from product sales and become profitable depends significantly on our success in a number of factors.

We have no products approved for commercial sale, have not generated any revenue from product sales, and do not anticipate generating any revenue from product sales until some time after we have received regulatory approval for the commercial sale of a product candidate. Our ability to generate revenue and achieve profitability depends significantly on our success in many factors, including:

•	completing research regarding, and nonclinical and clinical development of, our product candidates;

•	obtaining regulatory approvals and marketing authorizations for product candidates for which we complete clinical studies;

•	developing a sustainable and scalable manufacturing process for our product candidates, including establishing and maintaining commercially viable supply relationships with third parties and establishing our own manufacturing capabilities and infrastructure;

•	launching and commercializing product candidates for which we obtain regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

•	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•	attracting, hiring, and retaining qualified personnel.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, or other regulatory agencies, domestic or foreign, to change our manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that we currently anticipate. If we are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable disease patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of any approved products, we may never become profitable.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates.

Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our product candidates, including our planned clinical trials for our CD19 product candidates. If approved, we will require significant additional amounts in order to launch and commercialize our product candidates.

As of September 30, 2014, we had $237.8 million in cash. We estimate that our net proceeds from this offering will be approximately $186.0 million, based on the initial public offering price of $22.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering (1) to advance JCAR015 through a Phase II clinical trial and the filing of a Biologics License Application, or BLA, for the treatment of r/r ALL, (2) to advance JCAR017 through a Phase I/II clinical trial and into a potential registration trial in r/r NHL, (3) to further develop any additional product candidates that we select, (4) to expand our internal research and development capabilities, (5) to establish manufacturing capabilities, and (6) for working capital and other general corporate purposes. We believe that such proceeds, together with our existing cash, will be sufficient to fund our operations for at least the next 24 months. However, changing circumstances may cause us to increase our spending significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We may require additional capital for the further development and commercialization of our product candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. Our license and collaboration agreements may also be terminated if we are unable to meet the payment obligations under the agreements. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Our technology platform, including our chimeric antigen receptor, or CAR, and high-affinity T cell receptor, or TCR, technologies are new approaches to cancer treatment that present significant challenges.

We have concentrated our research and development efforts on T cell immunotherapy technology, and our future success is highly dependent on the successful development of T cell immunotherapies in general and our CAR and TCR technologies and product candidates in particular. Our approach to cancer treatment aims to alter T cells ex vivo through genetic modification using certain viruses designed to reengineer the T cells to recognize specific proteins on the surface or inside cancer cells. Because this is a new approach to cancer immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of challenges, including:

•	obtaining regulatory approval from the FDA and other regulatory authorities that have very limited experience with the commercial development of genetically modified T cell therapies for cancer;

•	developing and deploying consistent and reliable processes for engineering a patient’s T cells ex vivo and infusing the engineered T cells back into the patient;

•	conditioning patients with chemotherapy in conjunction with delivering each of our products, which may increase the risk of adverse side effects of our products;

•	educating medical personnel regarding the potential side effect profile of each of our products, such as the potential adverse side effects related to cytokine release;

•	developing processes for the safe administration of these products, including long-term follow-up for all patients who receive our product candidates;

•	sourcing clinical and, if approved, commercial supplies for the materials used to manufacture and process our product candidates;

•	developing a manufacturing process and distribution network with a cost of goods that allows for an attractive return on investment;

•	establishing sales and marketing capabilities after obtaining any regulatory approval to gain market acceptance; and

•	developing therapies for types of cancers beyond those addressed by our current product candidates.

We cannot be sure that our T cell immunotherapy technologies will yield satisfactory products that are safe and effective, scalable, or profitable.

Additionally, because our technology involves the genetic modification of patient cells ex vivo using a virus, we are subject to many of the challenges and risks that gene therapies face, including:

•	Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. To date, no products that involve the genetic modification of patient cells have been approved in the United States and only one has been approved in the European Union, or EU.

•	Genetically modified products in the event of improper insertion of a gene sequence into a patient’s chromosome could lead to lymphoma, leukemia or other cancers, or other aberrantly functioning cells.

•	Although our viral vectors are not able to replicate, there is a risk with the use of retroviral or lentiviral vectors that they could lead to new or reactivated pathogenic strains of virus or other infectious diseases.

•	The FDA recommends a 15 year follow-up observation period for all patients who receive treatment using gene therapies, and we may need to adopt such an observation period for our product candidates.

•	Clinical trials using genetically modified cells conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health, or the NIH, are subject to review by the NIH Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC. Although the FDA decides whether individual protocols may proceed, the RAC review process can impede the initiation of a clinical trial, even if the FDA has reviewed the study and approved its initiation.

Moreover, public perception of therapy safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved, of physicians to subscribe to the novel treatment mechanics. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Physicians may not be willing to undergo training to adopt this novel and personalized therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

Our near term ability to generate product revenue is dependent on the success of one or more of our CD19 product candidates, each of which are at an early-stage of development and will require significant additional clinical testing before we can seek regulatory approval and begin commercial sales.

Our near term ability to generate product revenue is highly dependent on our ability to obtain regulatory approval of and successfully commercialize one or more of our CD19 product candidates. Like all of our product candidates, JCAR015, JCAR017, and JCAR014 are in the early stages of development and will require additional clinical and nonclinical development, regulatory review and approval in each jurisdiction in which we intend to market the products, substantial investment, access to sufficient commercial manufacturing capacity, and significant marketing efforts before we can generate any revenue from product sales. To date, our most advanced product candidates, JCAR015, JCAR017, and JCAR014, have been tested in fewer than 150 patients in the aggregate. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety, purity, and potency of the product candidates in humans. We cannot be certain that any of our product candidates will be successful in clinical studies and they may not receive regulatory approval even if they are successful in clinical studies.

In addition, because JCAR015, JCAR017, and JCAR014 are our most advanced product candidates, and because our other product candidates are based on similar technology, if JCAR015, JCAR017, or JCAR014 encounter safety or efficacy problems, developmental delays, regulatory issues, or other problems, our development plans and business could be significantly harmed. Further, competitors who are developing products with similar technology may experience problems with their products that could identify problems that would potentially harm our business.

Third parties have sponsored and conducted all clinical trials of our CD19 product candidates so far, and our ability to influence the design and conduct of such trials has been limited. We plan to assume control over the future clinical and regulatory development of such product candidates, which will entail additional expenses and may be subject to delay. Any failure by a third party to meet its obligations with respect to the clinical and regulatory development of our product candidates may delay or impair our ability to obtain regulatory approval for our products and result in liability for our company.

To date, we have not sponsored any clinical trials relating to our CD19 product candidates. Instead, faculty members at our third-party research institution collaborators, or those institutions themselves, have sponsored all clinical trials relating to these product candidates, in each case under their own investigational new drug applications, or INDs. We plan to assume control of the overall clinical and regulatory development of JCAR015 and JCAR017 for future clinical trials and obtain sponsorship of the INDs or file new Juno-sponsored INDs. Failure to obtain, or delays in obtaining, sponsorship of INDs or in filing new Juno-sponsored INDs for these or any other product candidates we determine to advance could negatively affect the timing of our potential future clinical trials. Such an impact on timing could increase research and development costs and could delay or prevent obtaining regulatory approval for our most advanced product candidates, either of which could have a material adverse effect on our business.

Further, even in the event that the IND sponsorship is obtained for existing and new INDs, we did not control the design or conduct of the previous trials. It is possible that the FDA will not accept these previous trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any of one or more reasons, including the safety, purity, and potency of the product candidate, the degree of product characterization, elements of the design or execution of the previous trials or safety concerns, or other trial results. We may also be subject to liabilities arising from any treatment-related injuries or adverse effects in patients enrolled in these previous trials. As a result, we may be subject to unforeseen third-party claims and delays in our potential future clinical trials. We may also be required to repeat in whole or in part clinical trials previously conducted by our third-party research institution collaborators, which will be expensive and delay the submission and licensure or other regulatory approvals with respect to any of our product candidates. Any such delay or liability could have a material adverse effect on our business.

Moreover, although we plan to assume control of the overall clinical and regulatory development of JCAR015 and JCAR017 going forward, we have so far been dependent on contractual arrangements with our third-party research institution collaborators and will continue to be until we assume control. Such arrangements provide us certain information rights with respect to the previous trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the previous trials. If these obligations are breached by our third-party research institution collaborators, or if the data prove to be inadequate compared to the first-hand knowledge we might have gained had the completed trials been corporate-sponsored trials, then our ability to design and conduct our planned corporate-sponsored clinical trials may be adversely affected. Additionally, the FDA may disagree with the sufficiency of our right to reference the preclinical, manufacturing, or clinical data generated by these prior investigator-sponsored trials, or our interpretation of preclinical, manufacturing, or clinical data from these clinical trials. If so, the FDA may require us to obtain and submit additional preclinical, manufacturing, or clinical data before we may begin our planned trials and/or may not accept such additional data as adequate to begin our planned trials.

We may encounter substantial delays in our clinical trials, or may not be able to conduct our trials on the timelines we expect.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. We expect that the early clinical work performed by our third-party research institution collaborators will help support the filing with the FDA of multiple INDs for product candidates in the next five years. However, we cannot be sure that we will be able to submit INDs at this rate, and we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical studies can occur at any stage of testing, and our future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical studies;

•	delays in reaching a consensus with regulatory agencies on study design;

•	the FDA may not allow us to use the clinical trial data from a research institution to support an IND if we cannot demonstrate the comparability of our product candidates with the product candidate used by the relevant research institution in its clinical studies;

•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

•	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical study site;

•	imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND application or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of our clinical study operations or study sites; developments on trials conducted by competitors for related technology that raises FDA concerns about risk to patients of the technology broadly; or if FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•	delays in recruiting suitable patients to participate in our clinical studies;

•	difficulty collaborating with patient groups and investigators;

•	failure by our CROs, other third parties, or us to adhere to clinical study requirements;

•	failure to perform in accordance with the FDA’s current good clinical practices, or cGCPs, requirements, or applicable regulatory guidelines in other countries;

•	delays in having patients complete participation in a study or return for post-treatment follow-up;

•	patients dropping out of a study;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical studies of our product candidates being greater than we anticipate;

•	clinical studies of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical studies or abandon product development programs;

•	transfer of manufacturing processes from our academic collaborators to larger-scale facilities operated by either a contract manufacturing organization, or CMO, or by us, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and

•	delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical studies or the inability to do any of the foregoing.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical study delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

The FDA or comparable foreign regulatory authorities may disagree with our regulatory plans, including our plans to seek accelerated approval, and we may fail to obtain regulatory approval of our product candidates.

We plan to begin a Phase II trial in relapsed/refractory ALL in mid-2015 with JCAR015. We also plan to begin a Phase I/II trial in relapsed/refractory NHL in 2015 with JCAR017, with the potential to move to a registration trial in 2016. We intend to conduct each of these clinical trials in the United States. If the results of these trials are sufficiently compelling, we intend to discuss with the FDA filing BLAs for accelerated approval of such CD19 product candidates as a treatment for patients who are refractory to currently approved treatments in these indications.

The FDA standard for regular approval of a biologic generally requires two well-controlled Phase III studies or one large and robust, well-controlled Phase III study in the patient population being studied that provides substantial evidence that a biologic is safe, pure and potent. Phase III clinical studies typically involve hundreds of patients, have significant costs and take years to complete. However, product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA that are more accelerated than those available for regular approvals. We believe our accelerated approval strategy is warranted given the currently limited alternative therapies for patients with relapsed/refractory ALL and relapsed/refractory NHL, but the FDA may not agree. The FDA may ultimately require one or multiple Phase III clinical trials prior to approval, particularly because our product candidates are novel and personalized treatments.

As part of its marketing authorization process, the European Medicines Agency, or EMA, may grant marketing authorizations on the basis of less complete data than is normally required, when, for certain categories of medicinal products, doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use, or CHMP, to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating diseases or life-threatening diseases and those designated as orphan medicinal products.

A conditional marketing authorization may be granted when the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

•	the risk-benefit balance of the medicinal product is positive;

•	it is likely that the applicant will be in a position to provide the comprehensive clinical data;

•	unmet medical needs will be fulfilled; and

•	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required.

The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete nonclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public-health threats.

Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing studies or to conduct new studies with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

The granting of a conditional marketing authorization will allow medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product are generated, submitted, assessed and acted upon. Although we may seek a conditional marketing authorization for one or more of our product candidates by the EMA, the EMA or CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied.

Our clinical trial results may also not support approval, whether accelerated approval, conditional marketing authorizations, or regular approval. The results of preclinical and clinical studies may not be predictive of the results of later-stage clinical trials, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	we may be unable to demonstrate that our product candidates’ risk-benefit ratios for their proposed indications are acceptable;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	we may be unable to demonstrate that the clinical and other benefits of our product candidates outweigh their safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, our own manufacturing facilities, or a third-party manufacturer’s facilities with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Further, failure to obtain approval for any of the above reasons may be made more likely by the fact that the FDA and other regulatory authorities have very limited experience with commercial development of genetically engineered T cell therapies for cancer. Failure to obtain regulatory approval to market any of our product candidates would significantly harm our business, results of operations, and prospects.

Our clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates, which would prevent or delay regulatory approval and commercialization.

The clinical trials of our product candidates are, and the manufacturing and marketing of our products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our product candidates. Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our product candidates are both safe and effective for use in each target indication. In particular, because our product candidates are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure, and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of our product candidates may not be sufficient to obtain regulatory approval unless we can also show an adequate duration of response. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. We expect there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for our product candidates, than for “off-the-shelf” products, like many other drugs. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

Data from studies conducted by the third-party research institutions that are our collaboration partners, the Fred Hutchinson Cancer Research Center, or FHCRC, the Memorial Sloan Kettering Cancer Center, or MSK, and the Seattle Children’s Research Institute, or SCRI, should not be relied upon as evidence that later or larger-scale clinical trials will succeed. Some future trials may have different patient populations than current studies and will test our product candidates in different indications, among other differences. In addition, our proposed manufacturing processes for our CD19 product candidates include what we believe will be process improvements that are not part of the production processes that are currently being used in the clinical trials being conducted by the research institutions. Accordingly, our results with our CD19 product candidates may not be consistent with the results of the clinical trials being conducted by our research institute collaborators.

In addition, even if such trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

As with most biological drug products, use of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials. We have seen severe cytokine release syndrome, or sCRS, in patients with B cell acute lymphoblastic leukemia, or ALL, using each of JCAR015, JCAR017, and JCAR014. sCRS is a condition that, by convention, and for our JCAR015 and JCAR017 trials, is currently defined clinically by certain side effects, which can include hypotension, or low blood pressure, and confusion or other central nervous system side effects, related to the release of inflammatory proteins in the body as the CAR T cells rapidly multiply in the presence of the target tumor protein, when such side effects are serious enough to lead to intensive care unit care with mechanical ventilation or significant vasopressor support. For the JCAR014 trial, sCRS is defined as certain side effects, which can include hypotension, confusion, or other central nervous system side effects, when such side effects are Clinical Terminology Criteria for Adverse Events, or CTCAE, grade 3 or higher. As of the most recent data cutoff date of November 14, 2014, in the JCAR015 trial being conducted by MSK in patients with relapsed or refractory ALL, or r/r ALL, approximately 18% of 28 adult r/r ALL patients experienced sCRS, with a rate of 0% in patients with low disease burden and 33% in patients with high disease burden. We define low disease burden as the presence of no more than 5% lymphoblasts in a patient’s bone marrow and high disease burden as more than 5% lymphoblasts in a patient’s bone marrow. As of the most recent cutoff date of November 26, 2014, in the JCAR017 trial being conducted by MSK in pediatric patients with r/r ALL, approximately 23% of 13 patients experienced sCRS. As presented at the American Society of Hematology meeting in December 2014, in the JCAR014 trial in advanced B cell malignancies, 23% of 13 adult r/r ALL patients experienced sCRS. Additionally, there have been two deaths in patients treated with JCAR015 that we believe were either directly or indirectly related to sCRS, which resulted in the FDA placing the trial on clinical hold. One of those patients had a history of Class III congestive heart failure and experienced severe hypotension, or low blood pressure, with sCRS. The second patient experienced intractable seizures, or status epilepticus, with repeat treatment. Notably, the second patient had a history of central nervous system side effects with a previous CAR T cell treatment. Several JCAR015 protocol changes were made earlier in 2014 after the two patient deaths, the most important of which include using a lower dose in patients with high disease burden r/r ALL, excluding patients with Class III or IV congestive heart failure as defined by the New York Heart Association, excluding patients with active central nervous system leukemia or symptomatic central nervous system leukemia within 28 days, adding sCRS as a dose limiting toxicity, and restricting a patient from receiving a second treatment of JCAR015 if the patient experienced any non-hematologic grade 4 toxicities, including sCRS, with the prior JCAR015 treatment. The protocol changes resulted in the FDA removing the clinical hold. However, these protocol changes may reduce efficacy and may not result in a better tolerability profile. There has also been one patient death in an adult r/r ALL patient treated with JCAR014 that we believe was either directly or indirectly related to sCRS. The FDA or comparable foreign regulatory authorities could delay or deny approval of our product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any product that is approved. Side effects such as toxicity or other safety issues associated with the use of our product candidates could also require us or our collaborators to perform additional studies or halt development or sale of these product candidates.

Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or could result in potential product liability claims. In addition, these side effects may not be appropriately or timely recognized or managed by the treating medical staff, particularly outside of the research institutions that collaborate with us, as toxicities resulting from personalized T cell therapy are not normally encountered in the general patient population and by medical personnel. We expect to have to train medical personnel using our product candidates to understand their side effect profiles, both for our planned clinical trials and upon any commercialization of any product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in adverse effects to patients, including death. Any of these occurrences may materially and adversely harm our business, financial condition and prospects.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using our products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of the foregoing could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations, and prospects.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

•	the patient eligibility criteria defined in the protocol;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	competing clinical trials for similar therapies or other new therapeutics not involving T cell based immunotherapy;

•	clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will not complete a clinical trial.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and hematopoietic cell transplantation, rather than enroll patients in any future clinical trial.

Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Clinical trials are expensive, time-consuming and difficult to design and implement, and our clinical trial costs may be higher than for more conventional therapeutic technologies or drug products.

Clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because our product candidates are based on new technologies and manufactured on a patient-by-patient basis, we expect that they will require extensive research and development and have substantial manufacturing costs. In addition, costs to treat patients with relapsed/refractory cancer and to treat potential side effects that may result from our product candidates can be significant. Accordingly, our clinical trial costs are likely to be significantly higher per patient than those of more conventional therapeutic technologies or drug products. In addition, our proposed personalized product candidates involve several complex and costly manufacturing and processing steps, the costs of which will be borne by us. Depending on the number of patients we ultimately enroll in our trials, and the number of trials we may need to conduct, our overall clinical trial costs may be higher than for more conventional treatments.

Research and development of biopharmaceutical products is inherently risky. We may not be successful in our efforts to use and enhance our technology platform and CAR and TCR technologies to create a pipeline of product candidates and develop commercially successful products, or we may expend our limited resources on programs that do not yield a successful product candidate and fail to capitalize on product candidates or diseases that may be more profitable or for which there is a greater likelihood of success. If we fail to develop additional product candidates, our commercial opportunity will be limited.

Although our most advanced product candidates are JCAR015, JCAR017, and JCAR014, we are simultaneously pursuing clinical development of additional product candidates developed employing our CAR and TCR technologies. We are at an early stage of development and our technology platform has not yet led, and may never lead, to approved or commercially successful products.

Even if we are successful in continuing to build our pipeline, obtaining regulatory approvals and commercializing additional product candidates will require substantial additional funding beyond the net proceeds of this offering and are prone to the risks of failure inherent in medical product development. Investment in biopharmaceutical product development involves significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. We cannot provide you any assurance that we will be able to successfully advance any of these additional product candidates through the development process. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

•	our platform may not be successful in identifying additional product candidates;

•	we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

•	our product candidates may not succeed in preclinical or clinical testing;

•	a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

•	the market for a product candidate may change during our program so that the continued development of that product candidate is no longer reasonable;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, or we may not be able to identify, discover, develop, or commercialize additional product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations.

Even if we receive FDA approval to market additional product candidates, whether for the treatment of cancers or other diseases, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. Further, because of our limited financial and managerial resources, we are required to focus our research programs on certain product candidates and on specific diseases. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights. For additional information regarding the factors that will affect our ability to achieve revenue from product sales, see the risk factor above “—We have never generated any revenue from product sales and our ability to generate revenue from product sales and become profitable depends significantly on our success in a number of factors.”

Our product candidates are biologics and the manufacture of our product candidates is complex and we may encounter difficulties in production, particularly with respect to process development or scaling-out of our manufacturing capabilities. If we or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

Our product candidates are biologics and the process of manufacturing our products is complex, highly-regulated and subject to multiple risks. The manufacture of our product candidates involves complex processes, including harvesting T cells from patients, genetically modifying the T cells ex vivo, multiplying the T cells to obtain the desired dose, and ultimately infusing the T cells back into a patient’s body. As a result of the complexities, the cost to manufacture biologics in general, and our genetically modified cell product candidates in particular, is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Our manufacturing process will be susceptible to product loss or failure due to logistical issues associated with the collection of white blood cells, or starting material, from the patient, shipping such material to the manufacturing site, shipping the final product back to the patient, and infusing the patient with the product, manufacturing issues associated with the differences in patient starting materials, interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If for any reason we lose a patient’s starting material or later-developed product at any point in the process, the manufacturing process for that patient will need to be restarted and the resulting delay may adversely affect that patient’s outcome. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Because our product candidates are manufactured for each particular patient, we will be required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as product candidates are developed through preclinical to late stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Currently, our product candidates are manufactured using unoptimized processes by our third-party research institution collaborators that we do not intend to use for more advanced clinical trials or commercialization. Although we are working to develop commercially viable processes, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. We may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

We expect our manufacturing strategy will involve the use of one or more CMOs as well as establishing our own capabilities and infrastructure, including a manufacturing facility. We expect that development of our own manufacturing facility will provide us with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term margins. However, we have no experience as a company in developing a manufacturing facility and may never be successful in developing our own manufacturing facility or capability. We may establish multiple manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

In addition, the manufacturing process for any products that we may develop is subject to FDA and foreign regulatory authority approval process, and we will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

We expect to rely on third parties to manufacture our clinical product supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our product candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and must currently rely on outside vendors to manufacture supplies and process our product candidates, which is and will need to be done on a patient-by-patient basis. We have not yet caused our product candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of our product candidates. Although our manufacturing and processing approach is based upon the current approach undertaken by our third-party research institution collaborators, we have limited experience in managing the T cell engineering process, and our process may be more difficult or expensive than the approaches currently in use. We will make changes as we work to optimize the manufacturing process, and we cannot be sure that even minor changes in the process will not result in significantly different T cells that may not be as safe and effective as any T cell therapy deployed by our third-party research institution collaborators.

Although we do intend to develop our own manufacturing facility, we also intend to use third parties as part of our manufacturing process and may, in any event, never be successful in developing our own manufacturing facility. Our anticipated reliance on a limited number of third-party manufacturers exposes us to the following risks:

•	We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any manufacturers. This approval would require new testing and good manufacturing practices compliance inspections by FDA. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products.

•	Our manufacturers may have little or no experience with autologous cell products, which are products made from a patient’s own cells, and therefore may require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture our product candidates.

•	Our third-party manufacturers might be unable to timely manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any.

•	Contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately.

•	Our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our products, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store, and distribute our products.

•	Manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with current good manufacturing practices, or cGMP, and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	We may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our products.

•	Our third-party manufacturers could breach or terminate their agreement with us.

•	Raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects.

•	Our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters.

•	Our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. In addition, we will rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied.

The manufacture of biological drug products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls.

Manufacturers of biologic products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process (including the absence of contamination). These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error, availability of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in our supply of our product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability failures or other issues relating to the manufacture of our product candidates will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our product candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

Cell-based therapies rely on the availability of reagents, specialized equipment, and other specialty materials, which may not be available to us on acceptable terms or at all. For some of these reagents, equipment, and materials, we rely or may rely on sole source vendors or a limited number of vendors, which could impair our ability to manufacture and supply our products.

Manufacturing our product candidates will require many reagents, which are substances used in our manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. We currently depend on a limited number of vendors for certain materials and equipment used in the manufacture of our product candidates. Some of these suppliers may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support our needs. We also do not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key materials and equipment to support clinical or commercial manufacturing.

For some of these reagents, equipment, and materials, we rely and may in the future rely on sole source vendors or a limited number of vendors. An inability to continue to source product from any of these suppliers, which could be due to regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands, or quality issues, could adversely affect our ability to satisfy demand for our product candidates, which could adversely and materially affect our product sales and operating results or our ability to conduct clinical trials, either of which could significantly harm our business.

As we continue to develop and scale our manufacturing process, we expect that we will need to obtain rights to and supplies of certain materials and equipment to be used as part of that process. We may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if we are unable to alter our process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on our business.

We are and will continue to rely in significant part on outside scientists and their third-party research institutions for research and development and early clinical testing of our product candidates. These scientists and institutions may have other commitments or conflicts of interest, which could limit our access to their expertise and harm our ability to leverage our technology platform.

We currently have limited internal research and development capabilities and are currently conducting no independent clinical trials. We therefore rely at present on our third-party research institution collaborators for both capabilities.

Currently, MSK is conducting Phase I clinical trials using JCAR015 to address adult ALL and pediatric ALL; SCRI is conducting a Phase I/II clinical trial using JCAR017 to address pediatric ALL; and FHCRC is conducting a Phase I/II clinical trial using JCAR014 to address ALL, NHL, and chronic lymphocytic leukemia, or CLL. Each of these clinical trials addresses a limited number of patients. We expect to use the results of these trials to help support the filing with the FDA of INDs to conduct more advanced clinical trials with one or more of our CD19 product candidates.

We also fund research and development under agreements with FHCRC, MSK and SCRI. However, the research we are funding constitutes only a small portion of the overall research of each research institution. Other research being conducted by these institutions may at times receive higher priority than research on the programs we are funding.

The outside scientists who conduct the clinical testing of our current product candidates, and who conduct the research and development upon which our product candidate pipeline depends, are not our employees; rather they serve as either independent contractors or the primary investigators under research collaboration agreements that we have with their sponsoring academic or research institution. Such scientists and collaborators may have other commitments that would limit their availability to us. Although our scientific advisors generally agree not to do competing work, if an actual or potential conflict of interest between their work for us and their work for another entity arises, we may lose their services. These factors could adversely affect the timing of our IND filings and our ability to conduct future planned clinical trials. It is also possible that some of our valuable proprietary knowledge may become publicly known through these scientific advisors if they breach their confidentiality agreements with us, which would cause competitive harm to, and have a material adverse effect on, our business.

Our existing agreements with our collaboration partners may be subject to termination by the counterparty upon the occurrence of certain circumstances as described in more detail in the section of this prospectus captioned “Business—Intellectual Property and License and Collaboration Agreements.” If any of our collaboration partners terminates their collaboration agreement, the research and development of the relevant product candidate would be suspended, and we may be unable to research, develop, and license future product candidates. We may be required to devote additional resources to the development of our product candidates or seek a new collaboration partner, and the terms of any additional collaborations or other arrangements that we establish may not be favorable to us. In addition, there is a natural transition period when a new third-party begins work. In addition, switching or adding third parties to conduct our clinical trials involves substantial cost and requires extensive management time and focus. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines.

Even if our license agreement with Opus Bio becomes effective, we will be highly dependent on the NCI for early clinical testing of the licensed CD22-directed CAR product candidate.

In December 2014, we entered into an exclusive license agreement with Opus Bio pursuant to which Opus Bio has agreed to grant us an exclusive, worldwide, sublicenseable license under certain patent rights related to a CD22-directed CAR product candidate, subject to certain specified conditions. One of the principal contingencies is to obtain the agreement of the National Cancer Institute, or the NCI, to separate the activities that are exclusively related to CD22 under its agreement with Opus Bio, or the Opus CRADA, and to enter into a separate agreement with us, or the Juno CRADA, on materially similar terms as such agreement and incorporate such activities into its agreement with us.

The NCI has begun a Phase I clinical trial of the CD22-directed CAR product candidate for the treatment of pediatric r/r ALL and r/r NHL. If the results of this trial are compelling, we expect to use the results of the NCI’s clinical trial to support the filing with the FDA of a Juno-sponsored IND to conduct more advanced clinical trials of the CD22-directed product candidate. However, we will have limited control over the nature or timing of the NCI’s clinical trial and limited visibility into their day-to-day activities. For example, the clinical trial will constitute only a small portion of the NCI’s overall research and the research of the principal investigators. Other research being conducted by the principal investigators may at times receive higher priority than research on our licensed CD22-directed CAR product candidate. We will also be dependent on the NCI to provide us with data, include batch records, to support the filing of our IND. These factors could adversely affect the timing of our IND filing.

The NCI may unilaterally terminate the Opus CRADA at any time for any reason or for no reason upon at least 60 days prior written notice. To the extent the Juno CRADA contains a similar unilateral termination right and the NCI unilaterally terminates the Juno CRADA, the research and development under the Juno CRADA would be suspended and we may lose certain of our data rights, which may impair our ability to obtain regulatory approval of the CD22-directed CAR product candidate.

We will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We will depend upon independent investigators to conduct our clinical trials under agreements with universities, medical institutions, CROs, strategic partners, and others. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs.

We will rely heavily on third parties over the course of our clinical trials, and as a result will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to how they are providing and administering T cell therapy. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with current good clinical practices, or cGCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators, and trial sites. If we or any of these third parties fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional nonclinical or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, our clinical trials must be conducted with biologic product produced under cGMP regulations and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials are not and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical, clinical, and nonclinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other drug development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed, or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed. We have disclosed in this prospectus certain third party investigator-reported interim data from some of our trials, including interim data for which we have not yet independently reviewed the source data. We also sometimes rely on such investigator-reported interim data in making business decisions. Independent review of the data could fail to confirm the investigator-reported interim data, which may lead to revisions in disclosed clinical trial results in the future. Any such revisions that reveal more negative data than previously disclosed investigator-reported interim data could have an adverse impact on our business prospects and the trading price of our common stock. Such revisions could also reduce investor confidence in investigator-reported interim data that we disclose in the future.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, and prospects.

The market opportunities for our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small.

Cancer therapies are sometimes characterized as first line, second line, or third line, and the FDA often approves new therapies initially only for third line use. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, usually chemotherapy, hormone therapy, surgery, or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of more chemotherapy, radiation, antibody drugs, tumor targeted small molecules, or a combination of these. Third line therapies can include bone marrow transplantation, antibody and small molecule targeted therapies, more invasive forms of surgery, and new technologies. We expect to initially seek approval of our product candidates as a third line therapy for patients who have failed other approved treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval as a second line therapy and potentially as a first line therapy, but there is no guarantee that our product candidates, even if approved, would be approved for second line or first line therapy. In addition, we may have to conduct additional clinical trials prior to gaining approval for second line or first line therapy.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive third line therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. For instance, with our CD19 product candidates we expect to initially target a small patient population that suffers from ALL and certain types of aggressive NHL. Even if we obtain significant market share for our product candidates, because the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications, including use as a first or second line therapy.

Our market opportunities may also be limited by competitor treatments that may enter the market. See the risk factor below “—We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.”

We plan to seek orphan drug status for some or all of our CD19 product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of our drug candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

We plan to seek orphan drug designation for some or all of our CD19 product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products, including relapsed/refractory ALL and relapsed/refractory NHL indications. We have obtained orphan drug designation for each of JCAR015 and JCAR014 for the treatment of ALL. Even when we obtain orphan drug designation, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although we intend to seek orphan drug designation for other product candidates, we may never receive such designations.

We plan to seek but may fail to obtain breakthrough therapy designation for some or all of our CD19 product candidates.

In 2012, the FDA established a breakthrough therapy designation which is intended to expedite the development and review of products that treat serious or life-threatening diseases when “preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.” The designation of a product candidate as a breakthrough therapy provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate and ensure collection of appropriate data needed to support approval; more frequent written correspondence from FDA about such things as the design of the proposed clinical trials and use of biomarkers; intensive guidance on an efficient drug development program, beginning as early as Phase I; organizational commitment involving senior managers; and eligibility for rolling review and priority review.

Breakthrough therapy designation does not change the standards for product approval. We intend to seek breakthrough therapy designation for some or all of our CD19 product candidates for the treatment of ALL and aggressive NHL, but there can be no assurance that we will receive breakthrough therapy designation. Our collaborator MSK obtained breakthrough therapy designation for JCAR015 for r/r ALL, but we will have to seek such designation separately under our own IND, which we may not receive. In addition, although we intend to seek breakthrough therapy designation for other product candidates, we may never receive such designations.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We currently have no sales, marketing, or commercial product distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources, and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and commercial distribution capabilities for any or all products we develop, we will likely pursue collaborative arrangements regarding the sales and marketing of our products. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product in the United States or overseas, and as a result, we may not be able to generate product revenue.

A variety of risks associated with operating our business internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we, and any potential collaborators in those jurisdictions, will be subject to additional risks related to operating in foreign countries, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls, and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign laws;

•	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our planned international operations may materially adversely affect our ability to attain or maintain profitable operations.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry, and the rapidly evolving market for developing genetically engineered T cells in particular, is characterized by intense competition and rapid innovation. Our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities, and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations as well as established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized, or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products.

Specifically, genetically engineering T cells faces significant competition in both the CAR and TCR technology space from multiple companies and their collaborators, such as Novartis/University of Pennsylvania, Bluebird bio/Celgene/Baylor College of Medicine, Kite Pharma/National Cancer Institute, Cellectis/Pfizer, Adaptimmune/GSK, and Intrexon/Ziopharm. We face competition from non-cell based treatments offered by other companies such as Amgen, AstraZeneca, Bristol-Myers, Incyte, Merck, and Roche. Even if we obtain regulatory approval of our product candidates, we may not be the first to market and that may affect the price or demand for our product candidates. Additionally, the availability and price of our competitors’ products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances. Additionally, a competitor could obtain orphan product exclusivity from the FDA with respect to such competitor’s product. If such competitor product is determined to be the same product as one of our product candidates, that may prevent us from obtaining approval from the FDA for such product candidate for the same indication for seven years, except in limited circumstances.

For additional information regarding our competition, see the section of this prospectus captioned “Business—Competition.”

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, particularly our chief executive officer, Hans Bishop, and our scientific and medical personnel. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements, could result in delays in product development and harm our business.

We conduct our operations at our facility in Seattle, Washington, in a region that is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel is intense and the turnover rate can be high, which may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. We expect that we will need to recruit talent from outside of our region, and doing so may be costly and difficult.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided restricted stock and stock option grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of all of these individuals or the lives of any of our other employees.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As of September 30, 2014, we had 70 employees, most of whom are full-time. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we must add a significant number of additional managerial, operational, sales, marketing, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining, and motivating additional employees;

•	managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems, and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. Our efforts to manage our growth are complicated by the fact that all of our executive officers other than our chief executive officer have joined us since January 2014. This lack of long-term experience working together may adversely impact our senior management team’s ability to effectively manage our business and growth.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development, and commercialization goals.

Our success payment obligations to FHCRC and MSK may result in dilution to our stockholders, may be a drain on our cash resources, or may cause us to incur debt obligations to satisfy the payment obligations.

We have agreed to make success payments to each of FHCRC and MSK pursuant to the terms of our agreements with each of those entities. These success payments will be based on increases in the estimated fair value of our common stock, payable in cash or publicly-traded equity at our discretion. The term of these obligations may last up to 11 years. Success payments will be owed (if applicable) after measurement of the value of our common stock in connection with the following valuation dates during the success payment period: (1) the date on which we complete an initial public offering of our common stock, or our shares otherwise become publicly traded; (2) the date on which we sell, lease, transfer or exclusively license all or substantially all of our assets to another company; (3) the date on which we merge or consolidate with or into another entity (other than a merger in which our pre-merger stockholders own a majority of the shares of the surviving entity), (4) any date on which ARCH Venture Fund VII, L.P. or C.L. Alaska L.P. transfers a majority of its shares of company capital stock held by it on such date to a third party; (5) the second anniversary of any event described in the preceding clauses (1), (2), (3) or (4), but only upon a request by FHCRC made within 20 calendar days after receiving written notice from us of such event; and (6) the last day of the 11 year period. The amount of a success payment is determined based on whether the value of our common stock meets or exceeds certain specified threshold values ascending, in the case of FHCRC, from $20.00 per share to $160.00 per share and, in the case of MSK, from $40.00 per share to $120.00 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. Each threshold is associated with a success payment, ascending, in the case of FHCRC, from $10 million at $20.00 per share to $375 million at $160.00 per share and, in the case of MSK, from $10 million at $40.00 per share to $150 million at $120.00 per share, payable if such threshold is reached. The maximum aggregate amount of success payments to FHCRC is $375 million and to MSK is $150 million. The amount of success payments payable to FHCRC will be reduced by certain indirect costs paid by us to FHCRC related to collaboration projects conducted by FHCRC. See the section of this prospectus captioned “Business—Licenses and Third-Party Research Collaborations” for further discussion of these success payments.

This offering will trigger a possible success payment to each of FHCRC and MSK. However, we will not be able to determine until the first anniversary of the closing of this offering (or a 90-day grace period following such anniversary, at our option if we are contemplating a capital market transaction during such grace period) whether any such payment is required to be made and the amount of such payment. The value of any such initial public offering success payment will be determined by the average trading price of a share of our common stock over the consecutive 90-day period preceding such determination date. For example, the first payment due to FHCRC would be due if the average trading price of the share of our common stock over the consecutive 90-day period preceding the determination is at least $20.00 per share, subject to adjustment for any stock dividend, stock split, combination of shares, and other similar events.

In order to satisfy our obligations to make these success payments, if and when they are triggered, we may issue equity securities that may cause dilution to our stockholders, or we may use our existing cash or incur debt obligations to satisfy the success payment obligation in cash, which may adversely affect our financial position.

The success payment obligations to FHCRC and MSK may cause GAAP operating results to fluctuate significantly from quarter to quarter, which may reduce the usefulness of our GAAP financial statements.

Our success payment obligations to FHCRC and MSK are recorded as a liability on our balance sheet. Under generally accepted accounting principles in the United States, or GAAP, we are required to estimate the fair value of this liability as of each quarter end and changes in estimated fair value are amortized to expense over the remaining term of the collaboration agreement. Factors that may lead to increases or decreases in the estimated fair value of this liability include, among others, changes in the value of the common stock, change in volatility, changes in the applicable term of the success payments, changes in the risk free rate, and changes in the estimated indirect costs related to the collaboration projects conducted by FHCRC that are creditable against FHCRC success payments. As a result, our operating results and financial condition as reported by GAAP may fluctuate significantly from quarter to quarter and from year to year and may reduce the usefulness of our GAAP financial statements. As of September 30, 2014 the estimated fair values of the liabilities associated with the success payments were $6.4 million and $2.5 million related to FHCRC and MSK, respectively.

We have entered into collaborations and may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business. For example, in December 2014, we entered into an exclusive license agreement with Opus Bio pursuant to which Opus Bio has agreed to grant us an exclusive, worldwide, sublicenseable license under certain patent rights related to a CD22-directed CAR product candidate, subject to certain specified conditions. If the conditions on the effectiveness of the license agreement are satisfied, we will be obligated to issue to Opus Bio 1,602,564 shares of our capital stock. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy.

Further, collaborations involving our product candidates, such as our collaborations with third-party research institutions, are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•	disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

•	collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into collaboration agreements and strategic partnerships or license our products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition, and results of operations.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

•	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships, and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

If we, our CROs or our CMOs use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by us or third parties, such as CROs and CMOs. We and such third parties are subject to federal, state, and local laws and regulations in the United States governing the use, manufacture, storage, handling, and disposal of medical and hazardous materials. Although we believe that our and such third parties’ procedures for using, handling, storing, and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state, or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition, or results of operations.

Our internal computer systems, or those used by our third-party research institution collaborators, CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. Although to our knowledge we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party research institution collaborators, CROs, CMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. In addition, we rely on our third-party research institution collaborators for conducting research and development of our product candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates on a patient-by-patient basis. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. All of our operations including our corporate headquarters are located in a single facility in Seattle, Washington. Damage or extended periods of interruption to our corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our product candidates. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances and our business may be seriously harmed by such delays and interruption.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	withdrawal of clinical trial participants and inability to continue clinical trials;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources;

•	the inability to commercialize any product candidate; and

•	a decline in our share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. Although we currently carry $5.0 million of clinical trial insurance, the amount of such insurance coverage may not be adequate, we may be unable to maintain such insurance, or we may not be able to obtain additional or replacement insurance at a reasonable cost, if at all. Our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2013, we had federal net operating loss carryforwards of approximately $5.6 million, which will expire in 2033. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. As a result of our most recent private placements and other transactions that have occurred since our incorporation in August 2013, we may have experienced, and, in connection with this offering, may experience, such an “ownership change.” We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which changes are outside our control. As a result, our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes to offset post-change taxable income or taxes may be subject to limitation.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy, time-consuming, and inherently unpredictable, and we may experience significant delays in the clinical development and regulatory approval, if any, of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in the United States. We are not permitted to market any biological drug product in the United States until we receive a Biologics License from the FDA. We have not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish that the product candidate is safe, pure, and potent for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. For example, the FDA has limited experience with commercial development of genetically modified T cell therapies for cancer. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain licensure of the product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.

In addition, clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

•	obtaining regulatory approval to begin a trial, if applicable;

•	the availability of financial resources to begin and complete the planned trials;

•	reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval at each clinical trial site by an independent institutional review board, or IRB;

•	recruiting suitable patients to participate in a trial in a timely manner;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol, not complying with cGCPs, or dropping out of a trial;

•	addressing any patient safety concerns that arise during the course of a trial;

•	addressing any conflicts with new or existing laws or regulations;

•	adding new clinical trial sites; or

•	manufacturing qualified materials under cGMPs for use in clinical trials.

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors. See the risk factor above “—If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected” for additional information on risks related to patient enrollment. Further, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted, the Data Monitoring Committee for such trial, or the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue.

Our third-party research institution collaborators may also experience similar difficulties in completing ongoing clinical trials and conducting future clinical trials of product candidates. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, and in certain cases Good Tissue Practices, or cGTP, regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-approval.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters, or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In addition, if we were able to obtain accelerated approval of any of our CD19 product candidates, the FDA would require us to conduct a confirmatory study to verify the predicted clinical benefit and additional safety studies. The results from the confirmatory study may not support the clinical benefit, which would result in the approval being withdrawn. While operating under accelerated approval, we will be subject to certain restrictions that we would not be subject to upon receiving regular approval.

Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers, and others in the medical community.

The use of engineered T cells as a potential cancer treatment is a recent development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers, and others in the medical community. We expect physicians in the large bone marrow transplant centers to be particularly influential, and we may not be able to convince them to use our product candidates for many reasons. For example, certain of the product candidates that we will be developing target a cell surface marker that may be present on cancer cells as well as non-cancerous cells. It is possible that our product candidates may kill these non-cancerous cells, which may result in unacceptable side effects, including death. Additional factors will influence whether our product candidates are accepted in the market, including:

•	the clinical indications for which our product candidates are approved;

•	physicians, hospitals, cancer treatment centers, and patients considering our product candidates as a safe and effective treatment;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA;

•	the timing of market introduction of our product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the amount of upfront costs or training required for physicians to administer our product candidates;

•	the availability of adequate coverage, reimbursement, and pricing by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage and reimbursement by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

In addition, although we are not utilizing embryonic stem cells or replication competent vectors, adverse publicity due to the ethical and social controversies surrounding the therapeutic use of such technologies, and reported side effects from any clinical trials using these technologies or the failure of such trials to demonstrate that these therapies are safe and effective may limit market acceptance our product candidates. If our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue.

Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates profitably.

Successful sales of our product candidates, if approved, depend on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of our genetically modified products. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Because our product candidates have a higher cost of goods than conventional therapies, and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future health care reform measures.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Affordable Care Act was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013, and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

Any denial in coverage or reduction in reimbursement from Medicare or other government programs may result in a similar denial or reduction in payments from private payors, which may adversely affect our future profitability.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and other similar foreign regulatory bodies; provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, physician payment transparency laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing, and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization;

•	the federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Affordable Care Act, among other things, amends the intent requirement of the federal Anti-Kickback and criminal healthcare fraud statutes. As a result of such amendment, a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation. Moreover, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Risks Related to Intellectual Property

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how, and proprietary technology, both our own and licensed from others. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates. See the section of this prospectus captioned “Business—Intellectual Property and Licenses and Third-Party Research Collaboration Agreements” for additional information regarding our license agreements.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including those relating to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

•	whether we are complying with our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates; and

•	the allocation of ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and by us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize our products could suffer.

We depend, in part, on our licensors to file, prosecute, maintain, defend, and enforce patents and patent applications that are material to our business.

Patents relating to our product candidates are controlled by certain of our licensors. Each of our licensors generally has rights to file, prosecute, maintain, and defend the patents we have licensed from such licensor. We generally have the first right to enforce our patent rights, although our ability to settle such claims often requires the consent of the licensor. If our licensors or any future licensees having rights to file, prosecute, maintain, and defend our patent rights fail to conduct these activities for patents or patent applications covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, or selling competing products. We cannot be certain that such activities by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents and, even if we are permitted to pursue such enforcement or defense, we cannot ensure the cooperation of our licensors. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. In addition, even when we have the right to control patent prosecution of licensed patents and patent applications, enforcement of licensed patents, or defense of claims asserting the invalidity of those patents, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to or after our assuming control.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our product development pipeline.

We own or license from third parties certain intellectual property rights necessary to develop our product candidates. The growth of our business will likely depend in part on our ability to acquire or in-license additional proprietary rights. For example, our programs may involve additional product candidates that may require the use of additional proprietary rights held by third parties. Our product candidates may also require specific formulations to work effectively and efficiently. These formulations may be covered by intellectual property rights held by others. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations. The effectiveness of our license from Opus Bio to certain patent rights related to a CD22-directed CAR product candidate is conditioned on obtaining (1) the consent of the NIH to a sublicense to us of certain NIH patents and (2) the agreement of the National Cancer Institute to separate the activities under its agreement with Opus Bio exclusively relating to CD22 and enter into a separate agreement with us relating to such activities on materially similar terms as such agreement and incorporate such activities into its agreement with us. We cannot assure you that those conditions will be achieved or that the license to the CD22-directed CAR product candidate will ever become effective. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business and financial condition could suffer.

The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

If our license agreement with Opus Bio becomes effective, we will be dependent on intellectual property sublicensed to us by Opus Bio from the National Institutes of Health, or the NIH, for development of the licensed CD22-directed CAR product candidate. Failure to meet our own obligations to Opus Bio and the NIH may result in the loss of our rights to such intellectual property, which could harm our business.

Under our license agreement with Opus Bio, the effectiveness of which is subject to certain conditions, we would be obligated to make certain pass-through payments to the NIH as well as to meet certain development benchmarks within certain time periods. We may be unable to make these payments or meet these benchmarks or may breach our other obligations under this license agreement, which could lead to the termination of the license agreement. One of the conditions on this agreement’s effectiveness is that the NIH agree that our sublicense from Opus Bio will become a direct license from the NIH if the license agreements between the NIH and Opus Bio terminate. If we choose to waive this condition, then our sublicense will only survive termination of the license agreement between the NIH and Opus Bio, and become a direct license, if the NIH consents.

In addition, the NIH has the right to require us to grant mandatory sublicenses to the intellectual property licensed from the NIH under certain specified circumstances, including if it is necessary to meet health and safety needs that we are not reasonably satisfying or if it is necessary to meet requirements for public use specified by federal regulations. Any required sublicense of these licenses could result in the loss of significant rights and could harm our ability to commercialize licensed products.

We could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of our products or product candidates.

We anticipate that we will file additional patent applications both in the United States and in other countries, as appropriate. However, we cannot predict:

•	if and when any patents will issue;

•	the degree and range of protection any issued patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	whether others will apply for or obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings to defend our patent rights, which may be costly whether we win or lose.

Composition of matter patents for biological and pharmaceutical products such as CAR or TCR product candidates are generally considered to be the strongest form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain, however, that the claims in our pending patent applications covering the composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office, or the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label” for those uses that are covered by our method of use patents. Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The strength of patents in the biotechnology and pharmaceutical field can be uncertain, and evaluating the scope of such patents involves complex legal and scientific analyses. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing their products to avoid being covered by our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, this could dissuade companies from collaborating with us to develop, and could threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Because patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for U.S. applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For U.S. applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law in view of the passage of the America Invents Act, which brought into effect significant changes to the U.S. patent laws, including new procedures for challenging pending patent applications and issued patents.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. We seek to protect our proprietary processes, in part, by entering into confidentiality agreements with our employees, consultants, outside scientific advisors, contractors, and collaborators. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, outside scientific advisors, contractors, and collaborators might intentionally or inadvertently disclose our trade secret information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, or misappropriation of our intellectual property by third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, and financial condition.

Third-party claims of intellectual property infringement against us or our collaborators may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, due to changes in U.S. law referred to as patent reform, new procedures including inter partes review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

Although we have conducted analyses of the patent landscape with respect to our CD19 product candidates, and based on these analyses, we believe that we will be able to commercialize our CD19 product candidates, third parties may nonetheless assert that we infringe their patents, or that we are otherwise employing their proprietary technology without authorization, and may sue us. For instance, Novartis Pharmaceutical Corporation has asserted in writing its belief that we infringe the following patents controlled by Novartis Pharmaceutical Corporation: U.S. Patent Nos. 7,408,053, 7,205,101, 7,527,925, and 7,442,525. There may be third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture, or methods of use or treatment that cover our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies or the manufacture, use, or sale of our product candidates infringes upon these patents. If any such third-party patents were held by a court of competent jurisdiction to cover our technologies or product candidates, the holders of any such patents may be able to block our ability to commercialize the applicable product candidate unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business.

Third parties asserting their patent rights against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties, or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States, and, in particular, some of our patents directed to CAR constructs do not extend outside of the United States. Filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can have a different scope and strength than do those in the United States. In addition, the laws of some foreign countries, such as China, Brazil, Russia, India, and South Africa, do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or adequate to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, such as China, Brazil, Russia, India, and South Africa, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to biopharmaceutical products, which could make it difficult in those jurisdictions for us to stop the infringement or misappropriation of our patents or other intellectual property rights, or the marketing of competing products in violation of our proprietary rights. Proceedings to enforce our patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Furthermore such proceedings could put our patents at risk of being invalidated, held unenforceable, or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims of infringement or misappropriation against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To cease such infringement or unauthorized use, we may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding or a declaratory judgment action against us, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

For example, we are party in Trustees of the University of Pennsylvania v. St. Jude Children’s Research Hospital, Civil Action No. 2:13-cv-01502-SD (E.D. Penn.), which concerns in part U.S. Patent No. 8,399,645, or the ’645 Patent, which we licensed from St. Jude Children’s Research Hospital, or St. Jude. Together with St. Jude, we are adverse to the Trustees of the University of Pennsylvania and Novartis Pharmaceutical Corporation in that litigation. The outcome of the case and the timing of its resolution are uncertain, and may result in the invalidation of the ’645 Patent. We have incurred substantial expenses in connection with this litigation and will continue to do so until the litigation is resolved. For further information regarding this litigation, see the section of this prospectus captioned “Business—Legal Proceedings.”

Interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to, or the correct inventorship of, our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation, interference, or derivation proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or before the USPTO or comparable foreign authority.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, and equivalent proceedings in foreign jurisdictions, such as opposition or derivation proceedings. Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover and protect our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves, both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in a recent case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress, or the USPTO may impact the value of our patents.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. In any such event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The lives of our patents may not be sufficient to effectively protect our products and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic medications. Our issued patents will expire on dates ranging from 2015 to 2031, subject to any patent extensions that may be available for such patents. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2022 to 2035. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

We may face competition from biosimilars, which may have a material adverse impact on the future commercial prospects of our product candidates.

Even if we are successful in achieving regulatory approval to commercialize a product candidate faster than our competitors, we may face competition from biosimilars. In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be “highly similar,” or biosimilar, to or “interchangeable” with an FDA-approved biological product. This new pathway could allow competitors to reference data from innovative biological products 12 years after the time of approval of the innovative biological product. This data exclusivity does not prevent another company from developing a product that is highly similar to the innovative product, generating its own data, and seeking approval. Data exclusivity only assures that another company cannot rely upon the data within the innovator’s application to support the biosimilar product’s approval. In his proposed budget for fiscal year 2014, President Obama proposed to cut this 12-year period of exclusivity down to seven years. He also proposed to prohibit additional periods of exclusivity due to minor changes in product formulations, a practice often referred to as “evergreening.” It is possible that Congress may take these or other measures to reduce or eliminate periods of exclusivity. The Biologics Price Competition and Innovation Act of 2009 is complex and only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning is subject to uncertainty. Although it is uncertain when any such processes may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our product candidates.

In Europe, the European Commission has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In Europe, a competitor may reference data supporting approval of an innovative biological product, but will not be able to get it on the market until 10 years after the time of approval of the innovative product. This 10-year marketing exclusivity period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products.

If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Although we are not currently experiencing any claims challenging the inventorship of our patents or ownership of our intellectual property, we may in the future be subject to claims that former employees, collaborators, or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Our Common Stock and this Offering

We expect that our stock price will fluctuate significantly and investors may not be able to resell their shares at or above the initial public offering price.

The trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	adverse results or delays in the planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•	any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our products, including clinical trial requirements for approvals;

•	our inability to obtain or delays in obtaining adequate product supply for any approved product or inability to do so at acceptable prices;

•	any failure to commercialize our product candidates or if the size and growth of the markets we intend to target fail to meet expectations;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to cancer immunology or the use of our product candidates;

•	introductions or announcements of new products offered by us or significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our collaborators or our competitors and the timing of such introductions or announcements;

•	our ability to effectively manage our growth;

•	our ability to successfully treat additional types of cancers or at different stages;

•	changes in the structure of healthcare payment systems;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or immunotherapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	market conditions in the pharmaceutical and biotechnology sectors or the economy generally;

•	our ability or inability to raise additional capital through the issuance of equity or debt or collaboration arrangements and the terms on which we raise it;

•	trading volume of our common stock;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies; and

•	significant lawsuits, including patent or stockholder litigation.

The stock market in general, and market prices for the securities of biopharmaceutical companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock and an active trading market for our shares may never develop or be sustained following this offering. The initial price to public for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. Further, CL Alaska, L.P. has indicated an intent to purchase up to approximately $25 million in this offering, and Hal V. Barron, M.D., one of our directors, has expressed an interest in purchasing up to 100,000 shares of our common stock in this offering. To the extent CL Alaska, L.P. and our director purchase shares in this offering, fewer shares may be actively traded in the public market because each of CL Alaska, L.P. and our director will be restricted from selling any shares CL Alaska, L.P. or the director purchase by restrictions under applicable securities laws and the lock-up agreements described in the sections of this prospectus captioned “Shares Eligible for Future Sale” and “Underwriting,” which would reduce the liquidity of the market for our common stock. The lack of an active market may impair investors’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the market value of their shares and may impair our ability to raise capital.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few analysts commence research coverage of us, or one or more of the analysts who cover us issues an adverse opinion about our company, our stock price would likely decline. If one or more of these analysts ceases research coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock in the public market could cause our stock price to fall.

Our stock price could decline as a result of sales of a large number of shares of our common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, 85,397,445 shares of our common stock will be outstanding (86,784,945 shares of common stock will be outstanding assuming exercise in full of the underwriters’ option to purchase additional shares), based on our shares outstanding as of September 30, 2014, including 10,777,637 shares of restricted stock that have been awarded to certain of our employees, directors, and consultants. All shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The resale of the remaining 76,147,445 shares, or 89.2% of our outstanding shares after this offering, is currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters; however, subject to applicable securities law restrictions and excluding shares of restricted stock that will remain unvested, these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. In addition, 9,231,339 shares of unvested restricted stock were issued and outstanding as of September 30, 2014 will become available for sale immediately upon the vesting of such shares, as applicable, and the expiration of any applicable market stand-off or lock-up agreements. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, any applicable market stand-off and lock-up agreements, and Rule 144 and Rule 701 under the Securities Act. For more information see the section of this prospectus captioned “Shares Eligible for Future Sale.”

Upon completion of this offering, the holders of approximately 63,909,395 shares, or 74.84% (or 65,511,959 shares, or 75.30%, if the license with Opus Bio becomes effective), of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares to be issued under our equity incentive plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section of this prospectus captioned “Underwriting.”

In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and principal stockholders, together with their respective affiliates, beneficially owned approximately 65.4% of our capital stock as of September 30, 2014, and upon completion of this offering, that same group will beneficially own at least 58.3% of our capital stock, of which 5.5% will be beneficially owned by our executive officers (assuming no exercise of the underwriters’ option to purchase additional shares). Moreover, one of the holders of more than 5% of our capital stock, CL Alaska, L.P., has indicated an intent to purchase up to approximately $25 million in shares of our common stock, and Hal V. Barron, M.D., one of our directors, has expressed an interest in purchasing 100,000 shares of our common stock in this offering. All such shares would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. If each investor purchases all the shares such investor has indicated an intent to purchase, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates will beneficially own approximately 59.8% of our outstanding voting stock upon the closing of this offering (based on the assumed initial public offering price of $22.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options). Accordingly, after this offering, our executive officers, directors and principal stockholders will be able to determine the composition of the board of directors, retain the voting power to approve all matters requiring stockholder approval, including mergers and other business combinations, and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us that you may believe are in your best interests as one of our stockholders. This in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the proceeds of this offering in ways with which investors disagree.

We expect to use the net proceeds from this offering (1) to advance JCAR015 through a Phase II clinical trial and filing of a BLA for the treatment of r/r ALL, (2) to advance JCAR017 through a Phase I/II clinical trial and into a potential registration trial in r/r NHL, (3) to further develop any additional product candidates that we select, (4) to expand our internal research and development capabilities, (5) to establish manufacturing capabilities, and (6) for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. However, within the scope of our plan, and in light of the various risks to our business that are set forth in this section, our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions in our charter documents and under Delaware or Washington law could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and adversely affect our stock price.

Provisions of our certificate of incorporation and bylaws to be effective upon consummation of this offering may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our stock. Among other things, the certificate of incorporation and bylaws will:

•	permit the board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly-created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide the board of directors into three classes;

•	provide that a director may only be removed from the board of directors by the stockholders for cause;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and meet specific requirements as to the form and content of a stockholder’s notice;

•	prevent cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	require that, to the fullest extent permitted by law, a stockholder reimburse us for all fees, costs and expenses incurred by us in connection with a proceeding initiated by such stockholder in which such stockholder does not obtain a judgment on the merits that substantially achieves the full remedy sought;

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer (or president, in the absence of a chief executive officer) or by the board of directors; and

•	provide that stockholders will be permitted to amend the bylaws only upon receiving at least two-thirds of the total votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Likewise, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to us under certain circumstances now or in the future. These provisions prohibit a “target corporation” from engaging in any of a broad range of business combinations with any stockholder constituting an “acquiring person” for a period of five years following the date on which the stockholder became an “acquiring person.” See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Effects of Delaware and Washington Law and Our Certificate of Incorporation and Bylaws” for additional information.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws, any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We will incur increased costs by being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also anticipate that we will incur costs associated with relatively recently adopted corporate governance requirements, including requirements of the SEC and NASDAQ. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” We could remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. So long as we remain an “emerging growth company,” we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the success, cost and timing of our product development activities and clinical trials;

•	our ability and the potential to successfully advance our technology platform to improve the safety and effectiveness of our existing product candidates;

•	the potential for our identified research priorities to advance our CAR and TCR technologies;

•	the ability and willingness of our third-party research institution collaborators to continue research and development activities relating to our product candidates;

•	our ability to obtain and maintain regulatory approval of our CD19 product candidates and any other product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product candidate;

•	the ability to license additional intellectual property relating to our product candidates, including intellectual property relating to a CD22-directed CAR product candidate, under which we will receive a license only if certain conditions are satisfied rendering our agreement with Opus Bio, Inc. effective, and to comply with our existing license agreements;

•	our ability to commercialize our products in light of the intellectual property rights of others;

•	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;

•	the commercialization of our product candidates, if approved;

•	our plans to research, develop and commercialize our product candidates;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	future agreements with third parties in connection with the commercialization of our product candidates and any other approved product;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	the rate and degree of market acceptance of our product candidates;

•	regulatory developments in the United States and foreign countries;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our use of the proceeds from this offering; and

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our products and product candidates, including data regarding the estimated size of those markets, their projected growth rates, the perceptions and preferences of patients and physicians regarding certain therapies and other prescription, prescriber and patient data, as well as data regarding market research, estimates and forecasts prepared by our management. We obtained the industry, market and other data throughout this prospectus from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third parties.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $186.0 million, or approximately $214.4 million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the assumed initial public offering price of $22.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $8.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $20.5 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We currently expect to use the net proceeds from this offering as follows:

•	$30.0 million to advance JCAR015 through a Phase II clinical trial and the filing of a Biologics License Application for the treatment of r/r ALL;

•	$25.0 million to advance JCAR017 through a Phase I/II clinical trial and into a potential registration trial in r/r NHL;

•	$27.5 million to further develop any additional product candidates that we select;

•	$42.5 million to expand our internal research and development capabilities;

•	$20.0 million to establish manufacturing capabilities; and

•	the remainder for working capital and other general corporate purposes.

We expect to also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. If the conditions on the effectiveness of our license agreement with Opus Bio, Inc. are satisfied, we intend to use our existing cash resources to fund the $20.0 million cash payment we will owe the licensor.

We cannot provide an accurate estimate as to how far into a potential registration trial of JCAR017 in r/r NHL the allocated proceeds will allow us to reach because any such estimate depends on the clinical trial design, which cannot be developed until we receive a substantial amount of data from our planned Phase I clinical trial for JCAR017. In addition, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Due to uncertainties inherent in the product development process, it is difficult to estimate the exact amounts of the net proceeds that will be used for any particular purpose. We may use our existing cash and the future payments, if any, generated from any future collaboration agreements to fund our operations, either of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of clinical trials, the timing of regulatory submissions, and the amount of cash, if any, we generate from any future collaboration agreements. Accordingly, we will have broad discretion in using these proceeds.

Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, future debt instruments may materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then-existing debt instruments and other factors the board of directors deems relevant.

CAPITALIZATION

The following table summarizes our cash and capitalization as of September 30, 2014:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the automatic conversion of all of our outstanding convertible preferred stock into 59,909,397 shares of our common stock and (2) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•	on a pro forma as-adjusted basis to further reflect the sale and issuance by us of 9,250,000 shares of common stock in this offering at an assumed initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Investors should read the information in this table together with the financial statements and related notes to those statements, as well as the sections of this prospectus captioned “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(in thousands, except share and per share amounts)
Cash	$237,834	$237,834	$423,834

Convertible preferred stock, $0.0001 par value per share; 243,658,977 authorized, 59,909,397 shares issued and outstanding, actual; no shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	$387,695	$—	$—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value per share, 400,000,000 shares authorized, 7,006,709 shares issued and outstanding, actual; 495,000,000 shares authorized, 66,916,106 shares issued and outstanding, pro forma; and 495,000,000 shares authorized, 76,166,106 shares issued and outstanding, pro forma as adjusted	1	7	8
Preferred stock, $0.0001 par value per share, no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	—	387,689	573,688
Accumulated deficit	(154,410)	(154,410)	(154,410)

Total stockholders’ (deficit) equity	(154,409)	233,286	419,286

Total capitalization	$249,362	$249,362	$435,362

(1)	Does not reflect the potential payment by us of $20.0 million in cash and the issuance of 1,602,564 shares of our capital stock to Opus Bio, Inc., or Opus Bio, each of which is conditioned on the effectiveness of the December 2014 license agreement pursuant to which Opus Bio has agreed to grant us a license to a CD22-directed CAR product candidate. The impact of this offering on the success payment liabilities has been excluded from the pro forma presentations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments” elsewhere in this prospectus for a discussion of the estimated expense expected to be recognized in the financial statements in the quarter in which a successful initial public offering occurs.
(2)

Each $1.00 increase (decrease) in the assumed initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $8.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $20.5 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes the following shares as of September 30, 2014:

•	An aggregate of 1,602,564 shares of common stock issuable to Opus Bio, Inc., or Opus Bio, conditioned on the effectiveness of the related license agreement pursuant to which Opus Bio has agreed to grant us a license to a CD22-directed CAR product candidate;

•	9,231,339 shares of common stock outstanding subject to vesting as of September 30, 2014, which shares were issued pursuant to our 2013 Equity Incentive Plan, which shares may become available for issuance under our 2014 Equity Incentive Plan if such shares are forfeited;

•	3,136,898 shares of common stock reserved for future issuance upon the exercise of stock options outstanding or pursuant to future awards under our 2013 Equity Incentive Plan as of September 30, 2014, which shares will become available for issuance under our 2014 Equity Incentive Plan upon effectiveness of such plan to the extent such shares are not subject to outstanding awards as of such date or, with respect to options outstanding, may become available to the extent such options expire unexercised;

•	6,200,000 shares of common stock reserved for issuance under the 2014 Equity Incentive Plan, which will become effective on the date of this prospectus, and any future automatic increase in shares reserved for issuance under this plan; and

•	1,500,000 shares of common stock reserved for issuance under the 2014 Employee Stock Purchase Plan, and any future automatic increase in shares reserved for issuance under this plan.

DILUTION

Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of their shares of common stock. Dilution in pro forma net tangible book value represents the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

Historical net tangible book value (deficit) represents our total tangible assets (total assets less intangible assets) less total liabilities and fair value of our convertible preferred stock divided by the number of outstanding shares of common stock. As of September 30, 2014, our historical net tangible book deficit was $154.4 million, or $22.04 per share. After giving effect to the automatic conversion of our outstanding convertible preferred stock into an aggregate of 59,909,397 shares of common stock immediately prior to the closing of this offering, our pro forma net tangible book value as of September 30, 2014 was $233.3 million, or $3.49 per share. After giving further effect to the sale and issuance of 9,250,000 shares of our common stock in this offering at an assumed initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2014 would have been approximately $419.3 million, or $5.50 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.01 per share to existing stockholders and an immediate dilution of $16.50 per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial price to public per share		$22.00
Historic net tangible book value (deficit) per share as of September 30, 2014	$(22.04)
Pro forma increase in net tangible book value (deficit) per share as of September 30, 2014	25.53

Pro forma net tangible book value per share as of September 30, 2014	$3.49
Increase in net tangible book value per share attributable to investors participating in the offering	2.01

Pro forma as adjusted net tangible book value per share after this offering		5.50

Dilution per share to investors participating in this offering		$16.50

Each $1.00 increase (decrease) in the assumed initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $8.6 million, or approximately $0.11 per share, and increase (decrease) in the dilution per share to investors participating in this offering by approximately $(0.11) per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $20.5 million, or $0.20 per share, and decrease the dilution per share to investors participating in this offering by $(0.20) per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $20.5 million, or $0.20 per share, and increase the dilution per share to investors participating in this offering by $0.20 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to public and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase 1,387,500 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $5.77 per share, the incremental increase in the pro forma net tangible book value per share to existing stockholders would be $0.27 per share and the pro forma dilution to new investors participating in this offering would be $16.23 per share.

The following table summarizes, on the pro forma as adjusted basis described above as of September 30, 2014, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration (in thousands)		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering(1)	66,916,106	87.9%	$314,315	60.7%	$4.70
Investors participating in this offering	9,250,000	12.1	203,500	39.3%	22.00

Total	76,166,106	100.0%	$517,815	100.0%	$6.80

(1)	CL Alaska, L.P., one of our existing stockholders, has indicated an intent to purchase up to approximately $25 million in shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases in this offering by such investor. See the footnotes to the beneficial ownership table in the section captioned “Principal Stockholders” for more details.

Each $1.00 increase (decrease) in the assumed initial public offering price of $22.00 per share would increase (decrease) total consideration paid by new investors by approximately $9.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by approximately $22.0 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the tables above excludes the following shares as of September 30, 2014:

•	An aggregate of 1,602,564 shares of common stock issuable to Opus Bio, Inc., or Opus Bio, conditioned on the effectiveness of the related license agreement pursuant to which Opus Bio has agreed to grant us a license to a CD22-directed CAR product candidate;

•	9,231,339 shares of common stock outstanding subject to vesting as of September 30, 2014, which shares were issued pursuant to our 2013 Equity Incentive Plan, which shares may become available for issuance under our 2014 Equity Incentive Plan if such shares are forfeited;

•	3,136,898 shares of common stock reserved for future issuance upon the exercise of stock options outstanding or pursuant to future awards under our 2013 Equity Incentive Plan as of September 30, 2014, which shares will become available for issuance under our 2014 Equity Incentive Plan upon effectiveness of such plan to the extent such shares are not subject to outstanding awards as of such date or, with respect to options outstanding, may become available to the extent such options expire unexercised;

•	6,200,000 shares of common stock reserved for issuance under the 2014 Equity Incentive Plan, which will become effective on the date of this prospectus, and any future automatic increase in shares reserved for issuance under this plan; and

•	1,500,000 shares of common stock reserved for issuance under the 2014 Employee Stock Purchase Plan, and any future automatic increase in shares reserved for issuance under this plan.

To the extent that new options are issued under the equity benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected statement of operations data for the period from August 5, 2013 to December 31, 2013 and the balance sheet data as of December 31, 2013 have been derived from audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the nine months ended September 30, 2014 and the balance sheet data as of September 30, 2014 have been derived from unaudited interim financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited interim financial statements reflect all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial statements. Historical results are not necessarily indicative of the results that may be expected in the future and the results for the nine months ended September 30, 2014 are not necessarily indicative of results to be expected for the full year or any other period. You should read the following selected financial and other data below in conjunction with the financial statements and related notes included elsewhere in this prospectus and the sections of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Period from August 5, 2013 to December 31, 2013	Nine Months Ended September 30, 2014

	(in thousands, except share and per share amounts)
Statement of Operations Data:
Operating expenses:
Research and development	$46,245	$22,447
General and administrative	4,238	13,384
Litigation	1,195	4,987

Total operating expenses	51,678	40,818

Loss from operations	(51,678)	(40,818)
Other income (expense)(1)	(142)	(10,718)

Net loss and comprehensive loss	$(51,820)	$(51,536)

Net loss attributable to common stockholders:
Net loss and comprehensive loss	$(51,820)	$(51,536)
Deemed dividends upon issuance of convertible preferred stock, non-cash(2)	—	(67,464)

Net loss attributable to common stockholders	$(51,820)	$(119,000)

Net loss per share attributable to common stockholders, basic and diluted	$(14.16)	$(17.50)

Weighted average common shares outstanding, basic and diluted	3,658,687	6,798,672

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)	$(5.40)	$(3.06)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(3)	9,603,444	38,924,422

(1)	Includes the change in value of our convertible preferred stock options associated with our Series A convertible preferred stock financing and Series A-2 convertible preferred stock financing. Refer to the caption “Convertible Preferred Stock Option” in note 1 of our unaudited interim financial statements for the nine months ended September 30, 2014 appearing elsewhere in this prospectus.
(2)	We recorded deemed dividends of an aggregate of $67.5 million in the nine months ended September 30, 2014 related to the amount by which the fair value of the convertible preferred stock we issued during the period exceeded the actual cash proceeds from the sale and issuance of such convertible preferred stock. Refer to the caption “Deemed Dividends Upon Issuance of Convertible Preferred Stock, Non-Cash” in note 1 of our unaudited interim financial statements for the nine months ended September 30, 2014 appearing elsewhere in this prospectus for a description of the deemed dividends recorded upon issuance of convertible preferred stock.

(3)	Refer to note 2 of our audited financial statements for the period from August 5, 2013 to December 31, 2013, and note 1 of our unaudited interim financial statements for the nine months ended September 30, 2014, appearing elsewhere in this prospectus for a description of the method used to calculate basic and diluted net loss per share attributable to common stockholders and basic and diluted pro forma net loss per share attributable to common stockholders. The impact of this offering on the success payment liabilities has been excluded from the pro forma presentations. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments” elsewhere in this prospectus for a discussion of the estimated expense expected to be recognized in the financial statements in the quarter in which a successful initial public offering occurs.

	As of December 31, 2013	As of September 30, 2014
	(in thousands)
Balance Sheet Data:
Cash	$35,966	$237,834
Working capital	25,007	224,566
Total assets	40,094	249,362
Total liabilities	11,193	16,076
Convertible preferred stock(1)	72,583	387,695
Accumulated deficit(1)	(51,820)	(154,410)
Total stockholders’ deficit	(43,682)	(154,409)

(1)	See note (2) to the selected statement of operations data above. The non-cash deemed dividends were recorded as an increase in convertible preferred stock of $67.5 million, a decrease in additional paid-in capital of $16.4 million, and an increase in accumulated deficit of $51.1 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with the section captioned “Selected Financial Data” and our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of the prospectus captioned “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are building a fully-integrated biopharmaceutical company focused on developing cell-based cancer immunotherapies based on our chimeric antigen receptor, or CAR, and high-affinity T cell receptor, or TCR, technologies to genetically engineer T cells to recognize and kill cancer cells.

We have shown compelling evidence of tumor shrinkage in clinical trials using multiple cell-based product candidates to address refractory B cell lymphomas and leukemias. Before the end of 2015, we plan to begin a Phase II trial that could support accelerated U.S. regulatory approval in relapsed/refractory B cell acute lymphoblastic leukemia, a Phase I trial in relapsed/refractory B cell non-Hodgkin’s lymphoma, and Phase I trials for at least five additional product candidates that target different cancer-associated proteins in hematological and solid organ cancers.

We have assembled a talented group of scientists, engineers, clinicians, directors, and other advisers who consolidate and develop technologies and intellectual property from some of the world’s leading research institutions, including the Fred Hutchinson Cancer Research Center, or FHCRC, the Memorial Sloan Kettering Cancer Center, or MSK, and the Seattle Children’s Research Institute, or SCRI.

•	In October 2013, we acquired substantially all of the assets of ZetaRx BioSciences, Inc., or ZetaRx, including patent license agreements with FHCRC and the City of Hope.

•	In October 2013, we acquired a license to specific patent rights owned by, and entered into a collaboration agreement with, FHCRC.

•	In November 2013, we acquired a license to specific patent rights owned by, and entered into a master sponsored research agreement, and a master clinical study agreement with, MSK.

•	In December 2013, we obtained control over, and the right to a majority of any recovery above a certain threshold from, the causes of action owned by St. Jude Children’s Research Hospital, or St. Jude, in Trustees of the University of Pennsylvania v. St. Jude Children’s Research Hospital, Civil Action No. 2:13-cv-01502-SD (E.D. Penn.), as well as a license to specific patent rights owned by St. Jude, including U.S. Patent No. 8,399,645.

•	In February 2014, we acquired a license to specific patent rights owned by, and a sponsored research agreement with, SCRI.

•	In December 2014, we entered into an exclusive license agreement with Opus Bio, Inc., or Opus Bio, the effectiveness of which is subject to certain conditions, and pursuant to which Opus Bio has agreed to grant us an exclusive license under certain patent rights related to a CD22-directed CAR product candidate.

See the section of this prospectus captioned “Business—Licenses and Third-Party Research Collaborations” for more information about the foregoing agreements.

We have agreed to make success payments to each of FHCRC and MSK pursuant to the terms of our collaboration agreements with each of those entities. For additional information regarding these success payments, see the section captioned “—Critical Accounting Polices and Significant Judgments and Estimates—Success Payments.”

We are devoting significant resources to process development and manufacturing in order to optimize the safety and efficacy of our product candidates, as well as our cost of goods and time to market. To date, we have leveraged our relationships with our founding institutions for manufacturing for our clinical trials; however, we intend to establish and operate our own manufacturing facility and use facilities operated by one or more contract manufacturing organizations, or CMOs, to meet the demand needs of clinical supply and commercial launch.

Our goal is to carefully manage our fixed cost structure, maximize optionality, and drive long-term cost of goods as low as possible. The use of a CMO with established good manufacturing processes, or GMP, infrastructure will increase the speed with which capacity can be brought on-line. We plan to complement the use of a CMO by establishing our own GMP manufacturing facility to be brought on-line after the CMO. We believe that operating our own manufacturing facility will provide us with enhanced control of material supply for both clinical trials and the commercial market, will enable the more rapid implementation of process changes, and will allow for better long-term margins.

To date, we have not generated any revenue. In the future, we may generate revenue from product sales, collaboration agreements, strategic alliances and licensing arrangements, or a combination of these. We expect that any revenue we generate will fluctuate from quarter to quarter and year to year as a result of the timing and amount of license fees, milestones, reimbursement of costs incurred and other payments and product sales, to the extent any are successfully commercialized. If we fail to complete the development of our product candidates in a timely manner or obtain regulatory approval of them, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Research and Development Expenses

We record expense for research and development costs to operations as incurred. Research and development expenses represent costs incurred by us for the discovery and development of our product candidates and include: salaries and personnel-related costs, including non-cash stock-based compensation, external research and development expenses incurred under arrangements with third parties, such as contract research organizations, or CROs, CMOs, academic and non-profit institutions and consultants, license fees and other expenses, which include direct and allocated expenses for laboratory, facilities and other supplies. Research and development costs also include the estimated fair value of the potential liability associated with our success payments to FHCRC and MSK which are described below under “—Success Payments.”

As part of the process of preparing financial statements, we are required to estimate and accrue expenses, a significant portion of which are research and development expenses. Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites. This process involves the following:

•	communicating with our applicable internal personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost;

•	estimating and accruing expenses in our financial statements as of each balance sheet date based on facts and circumstances known to us at the time; and

•	periodically confirming the accuracy of our estimates with selected service providers and making adjustments, if necessary.

Examples of estimated research and development expenses that we accrue include:

•	clinical trial costs;

•	external research and development expenses incurred under arrangements with third parties, such as CROs, CMOs, academic and non-profit institutions and consultants;

•	license fees for technology which has not reached technological feasibility and does not have an alternative future use; and

•	other expenses, which include direct and allocated expenses for laboratory and other costs.

We base our expense accruals related to clinical trials on patient enrollment and our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions that conduct and manage clinical trials on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on several factors, such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. For service contracts entered into that include a nonrefundable prepayment for service the upfront payment is deferred and recognized in the statement of operations as the services are rendered.

To date, we have not experienced significant changes in our estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials and other research activities.

Stock-Based Compensation

We measure and recognize compensation expense for restricted stock and stock options granted to our employees and directors based on the date of grant and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. We have also granted restricted stock awards that vest in conjunction with certain performance conditions to certain key employees and directors. At each reporting date, we are required to evaluate whether the achievement of the performance condition is probable. Compensation expense is recorded over the appropriate service period based on our assessment of accomplishing each performance provision or the occurrence of other events that may have caused the awards to accelerate and vest. We also grant stock-based awards to certain non-employees. Compensation expense for stock-based awards granted to non-employees and directors for non-board related services is accounted for based on the fair value of such services received or the equity instrument issued, whichever is more reliably measured.

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations. The fair value of the common stock underlying our stock-based awards was determined on each grant date by our board of directors, taking into account input from management and independent third-party valuation analyses. Our board of directors is comprised of a majority of non-employee directors with significant experience investing in and operating companies in the biotechnology industry. All stock-based awards are intended to be granted at a price no less than the fair value per share of our common stock, based on information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we determine the fair value of our common stock using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Guide. Because our common stock is not currently publicly traded, the board of directors exercises significant judgment in determining the fair value of our common stock. Changes in judgments could have a material impact on our results of operations and financial position. Following completion of this offering and so long as our common stock is publicly traded, estimates regarding the fair value of our common stock will not be necessary. For valuations after the completion of this initial public offering, we will determine the fair value of each share of common stock based on the closing price of our common stock as reported by The NASDAQ Global Select Market on the date of grant.

Until we began granting stock options in September 2014, our board of directors considered various objective and subjective factors, with input from management, to determine the value of our common stock, including:

•	the hiring of key personnel;

•	our financial condition as of such date;

•	the status of our research and development efforts;

•	the status of strategic transactions, including the acquisition of intellectual property and technology;

•	the public trading price or private sale price of comparable companies;

•	the lack of marketability of our common stock as a private company;

•	risk factors relevant to our business;

•	capital market conditions generally; and

•	the prices of shares of our preferred stock sold to investors in arm’s length transactions, and the rights, preferences and privileges of our preferred stock relative to our common stock.

For financial reporting purposes for the periods ending December 31, 2013 and September 30, 2014 on a retrospective basis, our management also considered estimated fair values determined on a retrospective basis by an independent third party valuation firm in accordance with the guidance provided by the AICPA Guide. For stock-based grants beginning in September 2014, the fair value of our common stock was determined in connection with such grants by our board of directors based upon the factors described above and with consideration given to contemporaneous valuations of our common stock prepared by the same independent third party valuation firm in accordance with the guidance provided by the AICPA Guide.

The methods used by the independent third party valuation firm were:

•	Option Pricing Method, or OPM. The OPM treats the rights of the holders of preferred and common stock as equivalent to call options on the value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Under this method, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference(s) at the time of the liquidity event. The OPM uses the Black-Scholes option pricing model. This model defines securities’ fair values as functions of the current fair value of a company and uses assumptions, such as the anticipated timing of a potential liquidity event, the estimated applicable risk-free rate, and the estimated volatility of the equity securities.

•	Probability-weighted Expected Return Method, or PWERM. The PWERM considers various potential liquidity outcomes, including in our case an initial public offering, the sale of our company, dissolution and staying private, and assigns probabilities to each outcome to arrive at a weighted equity value.

The valuation of our common stock in 2013 was based on the OPM and subsequent valuations were based on the hybrid method of the OPM and the PWERM consistent with how such hybrid method is described in the AICPA Guide.

Expense related to stock-based compensation in the form of restricted stock granted to employees is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each stock-based award is estimated on the grant date. The stock-based compensation expense is recognized on a straight line basis over the requisite service period of an award, which is generally the award’s vesting period. We must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures since the adoption of our equity award plan. Since inception our estimated forfeiture rate has been zero. We routinely evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and expectations of future option exercise behavior.

We began granting stock options in September 2014. Stock option expense is recorded at the fair value of each stock-based award estimated on the grant date using the Black-Scholes option pricing model.

Stock-based compensation expense for equity instruments issued to non-employees is recognized based on the estimated fair value of the equity instrument. The fair value of the non-employee awards is subject to remeasurement at each reporting period until services required under the arrangement are completed, which is the vesting date.

We recorded stock-based compensation expense for restricted stock grants and stock options of $0.1 million and $3.1 million in the periods from August 5, 2013 to December 31, 2013 and the nine months ended September 30, 2014, respectively. In future periods, we expect stock-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain our employees and other service providers.

Convertible Preferred Stock Option

We have raised capital through several rounds of private preferred stock financings, each of which included multiple closings. The Series A convertible preferred stock purchase agreement we entered into in October 2013 and the Series A-2 convertible preferred stock purchase agreement we entered into in April 2014 each included subsequent closings under our control, as well as potential obligations to sell such shares upon the occurrence of certain events. These subsequent closings included a final closing under the Series A agreement and a second tranche closing and third tranche closing under the Series A-2 agreement. We assessed our rights to control subsequent closings and our potential obligations under each agreement and determined that the financial instruments should be treated as a single unit of accounting under each of the Series A and Series A-2 agreements. These financial instruments are recognized at inception at fair value and classified outside of equity in accordance with ASC 480, Distinguishing Liabilities from Equity. The preferred stock options are revalued at each subsequent balance sheet date, with fair value changes recognized as increases or reductions to other income (expense), net in the statements of operations. We estimate the fair value of these instruments based on commonly used methods recommended by the AICPA and other accounting guidance. As of each valuation date, the fair value was estimated using the option pricing model and assumptions that are based on the individual characteristics of the option on the valuation date, as well as assumptions for expected volatility, expected term, and risk-free interest rate. Determining the appropriate fair value model and calculating the fair value of the convertible preferred stock options requires considerable judgment, and a small change in certain estimates used may lead to a relatively large change in the estimated fair value.

Deemed Dividends Upon Issuance of Convertible Preferred Stock, Non-Cash

As of the dates of the second tranche closing and third tranche closing of the Series A-2 convertible preferred stock financing in June and July 2014, the estimated fair value of the Series A-2 convertible preferred stock was $5.96 and $7.88 per share, respectively, compared with the issuance price per share of $4.00. Additionally, as of the date of the final closing of the Series A convertible preferred stock financing in July 2014, the estimated fair value of the Series A convertible preferred stock was $8.36 per share, compared with the issuance price per share of $4.00. For financial reporting purposes, the estimated fair value of the Series A and Series A-2 convertible preferred stock at these closing dates was derived taking into account numerous valuation factors, including, but not limited to, retrospective valuations performed by independent third party valuation firms, our stage of development, capital resources, current business plans, likelihood of achieving a liquidity event, and the rights, preferences, and privileges of our Series A and Series A-2 convertible preferred stock compared to the rights, preferences and privileges of our other outstanding equity securities. The differences between the estimated fair value of the Series A and Series A-2 convertible preferred stock shares as of the respective closing dates and the issuance prices of the shares were deemed to be equivalent to preferred stock dividends. As a result, we recorded deemed dividends of $15.4 million, $30.3 million, and $21.8 million related to the second tranche closing of the Series A-2 convertible preferred stock financing, the third tranche closing of the Series A-2 convertible preferred stock financing, and the final closing of the Series A convertible preferred stock financing, respectively, in the nine months ended September 30, 2014. The deemed dividends were recorded as an increase in convertible preferred stock of $67.5 million, a decrease in additional paid-in capital of $16.4 million, and an increase in accumulated deficit of $51.1 million. The deemed dividends increased the net loss attributable to common stockholders by $67.5 million in the calculation of basic and diluted net loss per common share for the nine months ended September 30, 2014.

Success Payments

Fred Hutchinson Cancer Research Center

Under the terms of our collaboration agreement with FHCRC, we granted FHCRC the right to receive certain share-based success payments, payable in cash or publicly-traded equity at our discretion. These success payments are based on increases in the estimated fair value of our common stock, with such payments determined upon, and payable following, certain events during a success payment period, in each case as described in more detail in the section of this prospectus captioned “Business—Licenses and Third-Party Research Collaborations.” The amount of a success payment is determined based on whether the value of our common stock meets or exceeds certain specified threshold values ascending from $20.00 per share to $160.00 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. Each threshold is associated with a success payment, ascending from $10 million at $20.00 per share to $375 million at $160.00 per share, payable if such threshold is reached. Any previous success payments made to FHCRC are credited against the success payment owed as of any valuation date, so that FHCRC does not receive multiple success payments in connection with the same threshold. The success payments to FHCRC are not to exceed, in aggregate, $375 million, which would only be owed when the value of the common stock reaches $160.00 per share. In June 2014, we entered into an agreement with FHCRC in which certain indirect costs related to the collaboration projects conducted by FHCRC are fully creditable against any success payments.

The success payment liability is initially accounted for under Accounting Standards Codification, or ASC, 505-50, Equity-Based Payments to Non-Employees. The success payment liability is estimated at fair value at inception and at each subsequent balance sheet date and the expense is amortized over the term of the related collaboration agreement, which is initially six years. To determine the estimated fair value of the success payments we used a Monte Carlo simulation methodology which models the future movement of stock prices based on several key parameters combined with empirical knowledge of the process governing the behavior of the stock price. The following variables were incorporated in the calculation of the estimated fair value of the success payment liability as of September 30, 2014: estimated term of the success payments, estimated stock price, expected volatility, risk-free interest rate, estimated number of valuation measurement dates, and estimated indirect costs related to the collaboration projects conducted by FHCRC that are creditable against the success payments. Once the service period ends, which we expect will occur in 2019, the success payment liability will be accounted for under ASC 815, Derivatives and Hedging.

As of September 30, 2014, the estimated fair value of the success payment liability was $6.4 million. We recorded a research and development expense of $1.1 million in the nine months ended September 30, 2014 and a corresponding liability on the balance sheet. This expense represents the portion of the estimated success payment liability attributable to the elapsed service period. The assumptions used to estimate the fair value of the success payment liability are subject to a significant amount of judgment including the expected volatility of our common stock, estimated term, and estimated number of valuation measurement dates. A small change in the assumptions, or a change in our stock price, may have a relatively large change in the estimated fair value of the success payment liability. If we substituted the low and high ends of the price range set forth on the cover page of this prospectus ($21.00 and $23.00, respectively) for the estimated fair value of our common stock as of September 30, 2014 and assumed our initial public offering occurred on September 30, 2014, we estimate that the fair value of the success payment liability would have been approximately $59.8 million and $65.1 million, respectively. The significant increase in the estimated liability is a result of both the increase in the estimated stock price as well as the increase in the potential number of valuation measurement dates triggered by an initial public offering. As a result of the increase in the estimated success payment liability, we expect to record expense between approximately $16 million and $19 million in the quarter in which a successful initial public offering occurs, based on the low and high ends of the price range set forth on the cover of this prospectus of $21.00 and $23.00 per share, respectively. The actual amount of expense we record may be lower or higher than this estimated amount if the price per share of our common stock as of December 31, 2014 is below or above such price range, respectively.

Memorial Sloan Kettering Cancer Center

Under the terms of our agreements with MSK we granted MSK the right to receive certain share-based success payments, payable in cash or publicly-traded equity at our discretion. These success payments are based on increases in the per share fair market value of our common stock, with such payments determined upon, and payable following, certain events during a success payment period, in each case as described in more detail in the section of this prospectus captioned “Business—Licenses and Third-Party Research Collaborations.” The amount of a success payment is determined based on whether the value of our common stock meets or exceeds certain specified threshold values ascending from $40.00 per share to $120.00 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. Each threshold is associated with a success payment, ascending from $10 million at $40.00 per share to $150 million at $120.00 per share, payable if such threshold is reached. Any previous success payments made to MSK are credited against the success payment owed as of any valuation date, so that MSK does not receive multiple success payments in connection with the same threshold. The success payments paid to MSK will not exceed, in aggregate, $150 million, which would only be owed when the value of the common stock reaches $120.00 per share. The success payment liability will be carried at fair value and recognized as an expense over the term of the related collaboration agreement.

The success payment liability is initially accounted for under ASC 505-50, Equity-Based Payments to Non-Employees. The success payment liability is estimated at fair value at inception and at each subsequent balance sheet date and the expense is amortized over the term of the related collaboration agreement, which is initially five years. To determine the estimated fair value of the success payments we used a Monte Carlo simulation methodology which models the future movement of stock prices based on several key parameters combined with empirical knowledge of the process governing the behavior of the stock price. The following variables were incorporated in the calculation of the estimated fair value of the success payment liability as of September 30, 2014: estimated term of the success payments, estimated stock price, expected volatility, risk-free interest rate, and estimated number of valuation measurement dates. Once the service period ends, which we expect will occur in 2018, the success payment liability will be accounted for under ASC 815, Derivatives and Hedging.

As of September 30, 2014, the estimated fair value of the success payment liability was $2.5 million. We recorded a research and development expense of $0.4 million in the nine months ended September 30, 2014 and a corresponding liability on the balance sheet. This expense represents the portion of the estimated success payment liability attributable to the elapsed service period. The assumptions used to estimate the fair value of the success payment liability are subject to a significant amount of judgment including the expected volatility of our common stock, estimated term, and estimated number of valuation measurement dates. A small change in the assumptions, or a change in our stock price, may have a relatively large change in the estimated fair value of the success payment liability. If we substituted the low and high ends of the price range set forth on the cover page of this prospectus ($21.00 and $23.00, respectively) for the estimated fair value of our common stock as of September 30, 2014 and assumed our initial public offering occurred on September 30, 2014, we estimate that the fair value of the success payment liability would have been approximately $21.4 million and $23.6 million, respectively. The significant increase in the estimated liability is a result of both the increase in the estimated stock price as well as the increase in the potential number of valuation measurement dates triggered by an initial public offering. As a result of the increase in the estimated success payment liability, we expect to record expense between approximately $6 million and $8 million in the quarter in which a successful initial public offering occurs, based on the low and high ends of the price range set forth on the cover of this prospectus of $21.00 and $23.00 per share, respectively. The actual amount of expense we record may be lower or higher than this estimated amount if the price per share of our common stock as of December 31, 2014 is below or above such price range, respectively.

Components of Operating Results

Operating Expenses

Research and Development

Research and development expenses represent costs incurred by us for the discovery, development, and manufacture of our product candidates and include: license fees to acquire technology, external research and development expenses incurred under arrangements with third parties, such as CROs, CMOs, academic and non-profit institutions and consultants, salaries and personnel-related costs, including non-cash stock-based compensation, the estimated fair value of the liability as of the balance sheet date associated with our success payments to FHCRC and MSK, and other expenses, which include direct and allocated expenses for laboratory, facilities, and other costs.

We use our employee and infrastructure resources across multiple research and development programs directed toward developing our cell-based platform and for identifying and developing product candidates. We manage certain activities such as contract research, clinical trial operations, and manufacture of product candidates through our partner institutions or other third-party vendors. We track our significant external costs by product candidate. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the indirect operating costs incurred for our research and development programs on a program-specific basis.

Research and development activities account for a significant portion of our operating expenses. We expect our research and development expenses to increase over the next several years as we implement our business strategy which includes conducting existing and new clinical trials, manufacturing pre-commercial clinical trial and preclinical study materials, expanding our research and development and process development efforts, seeking regulatory approvals for our product candidates that successfully complete clinical trials, accessing and developing additional technologies, and costs associated with hiring additional personnel to support our research and development efforts. For instance, if the conditions on the effectiveness of our license agreement with Opus Bio are satisfied, the $20.0 million cash payment we will make to the licensor and the fair value of the capital stock issued will be recorded as research and development expenses. In addition, product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As such, we expect our research and development expenses to increase as our most advanced product candidates advance into later stages of clinical development.

General and Administrative

General and administrative expenses consist of salaries and personnel-related costs, including non-cash stock-based compensation, for our personnel in executive, legal, finance and accounting, human resources and other administrative functions, non-litigation legal costs, as well as fees paid for accounting and tax services, consulting fees and facility costs not otherwise included in research and development expenses. Non-litigation legal costs include general corporate legal fees and patent costs.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities, potential commercialization of our product candidates, and the increased costs of operating as a public company. These increases will likely include costs related to outside consultants, attorneys, and accountants, among other expenses.

Litigation

Litigation expense includes legal expense we have directly incurred with respect to Trustees of the University of Pennsylvania v. St. Jude Children’s Research Hospital, Civil Action No. 2:13-cv-01502-SD (E.D. Penn.), which we refer to as the Penn litigation, as well as expenses we are required to reimburse to St. Jude Children’s Research Hospital, or St. Jude, with respect to such litigation.

Other Income (Expense)

Other income (expense) consists primarily of changes in the fair value of our Series A and Series A-2 convertible preferred stock options, which are described above under “—Critical Accounting Policies and Significant Judgments and Estimates—Convertible Preferred Stock Options.”

Deemed Dividends Upon Issuance of Convertible Preferred Stock, Non-Cash

The non-cash deemed dividends upon issuance of convertible preferred stock are equal to the amount by which the fair value of the convertible preferred stock we issued during the period exceeds the actual cash proceeds from the sale and issuance of such convertible preferred stock.

Results of Operations

Period from August 5, 2013 to December 31, 2013

Our activities in 2013 primarily related to acquiring technology, forming our company and preparing for the start of our planned research and development operations. Certain other expenses are primarily attributed to reimbursement of legal costs to our founding institutions, facility and general overhead expenses.

The following table summarizes our results of operations for the period from August 5, 2013 to December 31, 2013.

Period from August 5, 2013 to December 31, 2013
(in thousands)
Operating expenses:
Research and development	$46,245
General and administrative	4,238
Litigation	1,195

Total operating expenses	51,678
Loss from operations	(51,678)
Other income (expense)	(142)

Net loss attributable to common stockholders	$(51,820)

Operating Expenses

Research and Development Expenses. For the period from August 5, 2013 to December 31, 2013, research and development expenses consisted primarily of $44.5 million in upfront fees to acquire technology, $0.5 million in clinical development costs, and $0.5 million in personnel-related costs. Included in the $44.5 million in upfront fees to acquire technology is $25.0 million, $0.3 million, and $6.9 million in cash payments to St. Jude, FHCRC, and MSK, respectively, $9.8 million of non-cash stock-based expense associated with stock issuances to ZetaRx, FHCRC, and MSK, and $2.5 million in other expenses in connection with the ZetaRx transaction. The cash payment to St. Jude and the cash payment and non-cash stock-based expense associated with the stock issuance to FHCRC were made in connection with our JCAR014 program and the cash payment and non-cash stock-based expense associated with the stock issuance to MSK were related to our JCAR015 program.

Our research and development expenses by project were as follows:

Period from August 5, 2013 to December 31, 2013
(in thousands)
Project-specific external costs:
JCAR015	$7,706
JCAR014	28,857
Costs associated with acquisition of technology	8,400
Unallocated internal and external research and development costs	1,282

Total research and development expenses	$46,245

General and Administrative Expenses. For the period from August 5, 2013 to December 31, 2013, general and administrative expenses consisted primarily of $2.8 million in patent and corporate legal costs, $0.4 million in personnel-related costs and $0.4 million of non-cash stock-based compensation expense.

Litigation Expense. For the period from August 5, 2013 to December 31, 2013, litigation expense consisted of $1.0 million in legal costs we directly incurred in connection with the Penn litigation, and $0.2 million we were required to reimburse St. Jude in connection with such litigation.

Other Income (Expense). We estimated the fair value of the Series A convertible preferred stock option at $3.9 million on the date of the first closing of the Series A convertible preferred stock financing in October 2013. As of December 31, 2013, we determined the estimated fair value to be $3.8 million, resulting in other expense of $0.1 million in 2013 due to the change in value of the option.

Nine Months Ended September 30, 2014 Compared to Period from August 5, 2013 to September 30, 2013

The following table summarizes our results of operations for the nine months ended September 30, 2014 and the period from August 5, 2013 to September 30, 2013. The discussion following the table solely relates to our results of operations for the nine months ended September 30, 2014 as our results of operations for the period from August 5, 2013 to September 30, 2013 were not material.

	Period from August 5, 2013 to September 30, 2013	Nine Months Ended September 30, 2014
	(in thousands)	(in thousands)
Operating expenses:
Research and development	$6	$22,447
General and administrative	57	13,384
Litigation	—	4,987

Total operating expenses	63	40,818

Loss from operations	(63)	(40,818)
Other income (expense)	—	(10,718)

Net loss and comprehensive loss	$(63)	$(51,536)

Net loss attributable to common stockholders:
Net loss and comprehensive loss	$(63)	$(51,536)
Deemed dividends upon issuance of convertible preferred stock, non-cash	—	(67,464)

Net loss attributable to common stockholders	$(63)	$(119,000)

Operating Expenses

Research and Development Expenses. For the nine months ended September 30, 2014, research and development expenses consisted primarily of $6.0 million in clinical and research costs under our collaboration agreements, $5.3 million in personnel-related costs, including $0.7 million in non-cash stock-based compensation, $2.8 million in contract research and manufacturing costs, $2.7 million in initial fees under a development agreement with a third party, $1.5 million in facilities and allocated overhead costs, $0.9 million in consulting costs, and $0.5 million for lab supplies. We also recognized other expense of $1.5 million in the nine months ended September 30, 2014 associated with the portion of our estimated success payment liability to FHCRC and MSK attributable to the elapsed service periods.

Our research and development expenses by project were as follows for the nine months ended September 30, 2014:

Nine Months Ended September 30, 2014
(in thousands)
Project-specific external costs:
JCAR015	$2,618
JCAR014	4,103
Platform development	3,069
CD19 general, including JCAR017	1,274
Early development	2,916
Unallocated internal and external research and development costs	8,467

Total research and development expenses	$22,447

Our research and development expenses for the period from August 5, 2013 to September 30, 2013 were not material.

General and Administrative Expenses. For the nine months ended September 30, 2014, general and administrative expenses consisted primarily of $6.1 million in personnel-related costs, including $2.4 million in non-cash stock-based compensation expense, $2.8 million in general corporate legal fees and patent costs, $2.5 million in consulting fees to support our operations, and $0.7 million in facilities and allocated overhead costs.

Litigation Expense. For the nine months ended September 30, 2014, litigation expense consisted of $3.6 million in legal costs we directly incurred in connection with the Penn litigation and $1.4 million we were required to reimburse St. Jude in connection with such litigation. In future periods, we anticipate increased costs associated with the Penn litigation, which is scheduled for trial in April 2015.

Other Income (Expense). The value of our Series A convertible preferred stock option, which was $3.8 million at December 31, 2013, was revalued to $0 prior to exercise in July 2014 and as a result we recorded other expense of $3.8 million during the nine months ended September 30, 2014. Our Series A-2 convertible preferred stock options were recorded at a fair value of $6.9 million using an option pricing model and classified as an asset upon the initial closing of the Series A-2 convertible preferred stock financing in April 2014. The value of each of our Series A-2 convertible preferred stock options was revalued to $0 prior to exercise in June and July 2014, resulting in other expense of an aggregate of $6.9 million for the nine months ended September 30, 2014.

Deemed Dividends Upon Issuance of Convertible Preferred Stock, Non-Cash. We recorded deemed dividends of $67.5 million in the nine months ended September 30, 2014 related to the amount by which the fair value of the convertible preferred stock we issued during the period exceeded the actual cash proceeds from the sale and issuance of such convertible preferred stock. The deemed dividends increased convertible preferred stock by $67.5 million, reduced additional paid-in capital by $16.4 million, and increased accumulated deficit by $51.1 million. The deemed dividends increased the net loss attributable to common stockholders by $67.5 million in the calculation of basic and diluted net loss per common share for the nine months ended September 30, 2014.

Liquidity and Capital Resources

Sources of Liquidity

In October 2013, we entered into a Series A convertible preferred stock purchase agreement with certain investors and sold an aggregate of 8.8 million shares of Series A convertible preferred stock at a price of $4.00 per share, for gross proceeds of $35.0 million. The agreement provided for two additional tranches of Series A convertible preferred stock, which we closed in December 2013 and July 2014, selling an additional 12.9 million shares of Series A convertible preferred stock at a price of $4.00 per share, resulting in gross proceeds of $51.7 million. Total gross proceeds from the Series A convertible preferred stock financing were $86.7 million.

In April 2014, we entered into a Series A-2 convertible preferred stock purchase agreement with certain investors and in April, May and June 2014, we sold an aggregate of 15.7 million shares of Series A-2 convertible preferred stock at a price of $4.00 per share, for gross proceeds of $62.6 million. In July 2014, we sold the final tranche of 7.8 million shares of Series A-2 convertible preferred stock at a price of $4.00 per share, for gross proceeds of $31.3 million. Total gross proceeds from the Series A-2 convertible preferred stock financing were $93.9 million.

In August 2014, we sold an aggregate of 12.2 million shares of Series B convertible preferred stock at a price of $10.92 per share for gross proceeds of $133.7 million.

As of September 30, 2014, we have raised an aggregate of approximately $314 million in gross proceeds, through private placements of our convertible preferred stock which we have used to fund our operations.

The outstanding shares of convertible preferred stock as of September 30, 2014 will convert into an aggregate of 59.9 million shares of our common stock in connection with the offering contemplated by this prospectus.

As of September 30, 2014, we had $237.8 million in cash.

Plan of Operation and Future Funding Requirements

Our plan of operation for the years ending December 31, 2014 and 2015 is to continue implementing our business strategy, including conducting additional trials for our CD19 product candidates, advancing any additional product candidates that we select, expanding our internal research and development capabilities, and establishing manufacturing capabilities. We expect our principal expenditures during this time period to include expenses related to:

•	investing in and developing our CAR and TCR technologies;

•	expanding our research and development efforts;

•	acquiring sponsorship of INDs or filing new Juno-sponsored INDs for our CD19 product candidates and preparing for and conducting a Phase II clinical trial for JCAR015 and a Phase I clinical trial for JCAR017;

•	preparing for and conducting, ourselves or through our collaborators, Phase I trials for at least five additional product candidates that target different cancer-associated proteins in hematological and solid organ cancers;

•	continuing to invest in and expand our process development efforts;

•	manufacturing, or having manufactured, materials for clinical trials and preclinical studies;

•	establishing and operating a manufacturing facility;

•	hiring additional research and development and other personnel to support our expanding operations;

•	accessing and developing additional technologies;

•	maintaining, expanding, and protecting our intellectual property portfolio;

•	taking actions in support of regulatory approvals for our product candidates;

•	implementing operational, financial, and management systems to support operating as a public company; and

•	establishing the initial infrastructure for a commercial sales and marketing organization.

In December 2014, we entered into an exclusive license agreement with Opus Bio pursuant to which Opus Bio has agreed to grant us an exclusive, worldwide, sublicenseable license under certain patent rights related to a CD22-directed CAR product candidate, subject to certain specified conditions. The principal contingencies are obtaining (1) the consent of the National Institutes of Health, or NIH, to a sublicense to us of certain NIH patents and (2) the agreement of the National Cancer Institute to separate the activities under its agreement with Opus Bio exclusively relating to CD22 and to enter into a separate agreement with us relating to such activities on materially similar terms as such agreement and incorporate such activities into its agreement with us. We expect those conditions to be met in the fourth quarter of 2014 or first quarter of 2015; however, as of the date of this prospectus we cannot assure you that such conditions will ever be met. Pursuant to the license agreement, we are obligated to pay Opus Bio $20.0 million in cash and to issue Opus Bio 1,602,564 shares of our capital stock upon the effectiveness of such license. If the license becomes effective prior to the closing of our initial public offering, the shares of our capital stock payable to Opus Bio as consideration will consist of 686,813 shares of our Series B convertible preferred stock (which will convert into the same number of shares of common stock in connection with the offering contemplated by this prospectus) and 915,751 shares of our common stock. If the license becomes effective on the day of or after the closing our initial public offering, all 1,602,564 shares of our capital stock payable to Opus Bio as consideration will consist of shares of our common stock. Among other payment obligations to Opus Bio are payments that will be due upon the achievement of certain clinical, regulatory, and commercial milestones. The first three such milestones would be paid in the form of additional shares of our common stock. The Company expects that these three equity milestones may be met in the next 12 to 18 months. See the section of this prospectus captioned “Business—Licenses and Third-Party Research Collaborations—Opus Bio License Agreement.”

We plan to increase our research and development expenses for the foreseeable future as we continue the development of our CAR and TCR technologies and related product pipeline. At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of our programs and/or product candidates, we cannot reasonably estimate the costs we will incur and the timelines that will be required to complete development, obtain marketing approval, and commercialize our CD19 product candidates or any future product candidates. For the same reasons, we are also unable to predict when, if ever, we will generate revenue from product sales or whether, or when, if ever, we may achieve profitability. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Due to our significant research and development expenditures, we have generated substantial operating losses in each period since inception. We have incurred an accumulated deficit of $154.4 million through September 30, 2014, of which $51.1 million is related to the deemed dividends on our convertible preferred stock. We expect to incur substantial additional losses in the future as we expand our research and development activities. Based on our research and development plans, we expect that the net proceeds from this offering, together with our existing cash, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, however, and we could use our capital resources sooner than we expect.

The timing and amount of our operating expenditures will depend largely on:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	the progress of the development efforts of parties with whom we have entered into collaborations and research and development agreements;

•	our ability to maintain our current research and development programs and to establish new research and development, licensing or collaboration arrangements;

•	our ability and success in establishing and operating a manufacturing facility, or in securing manufacturing relationships with third parties;

•	the costs involved in prosecuting and enforcing patent claims and other intellectual property claims;

•	the timing and cost of the Penn litigation;

•	the cost and timing of regulatory approvals;

•	our efforts to enhance operational, financial and information management systems and hire additional personnel, including personnel to support development of our product candidates; and

•	the costs and on-going investments to in-license and/or acquire additional technologies, including the in-license of intellectual property related to our potential CD22-directed CAR product candidate, the effectiveness of which is subject to certain conditions.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity or debt financings and collaboration arrangements. We currently have no credit facility or committed sources of capital. To the extent that we raise additional capital through the future sale of equity or debt, the ownership interests of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing common stockholders. If we raise additional funds through the issuance of debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all. If we raise additional funds through collaboration arrangements in the future, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Historical Cash Flows

Period from August 5, 2013 to December 31, 2013

The following table summarizes our cash flows for the period from August 5, 2013 to December 31, 2013.

Period from August 5, 2013 to December 31, 2013
(in thousands)
Net cash used in operating activities	$(30,510)
Net cash used in investing activities	(42)
Net cash provided by financing activities	66,518

Net increase in cash	$35,966

Cash Used in Operating Activities

The use of cash in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Our net loss of $51.8 million for the period from August 5, 2013 to December 31, 2013 was adjusted for favorable changes in working capital of $10.8 million, non-cash stock-based expense of $10.4 million, and the non-cash expense increase from the remeasurement of fair value of our Series A convertible preferred stock option of $0.1 million.

Cash Used in Investing Activities

Net cash used in investing activities for the period from August 5, 2013 to December 31, 2013 resulted from the purchase of property and equipment.

Cash Provided by Financing Activities

Substantially all of the net cash provided by financing activities was the result of net proceeds from the issuance of our convertible preferred stock, as described in the section captioned “—Sources of Liquidity” above.

Nine Months Ended September 30, 2014 Compared to Period from August 5, 2013 to September 30, 2013

The following table summarizes our cash flows for the nine months ended September 30, 2014:

Nine Months Ended September 30, 2014
(in thousands)
Net cash used in operating activities	$(39,415)
Net cash used in investing activities	(5,091)
Net cash provided by financing activities	246,374

Net increase in cash	$201,868

We had no cash flows for the period from August 5, 2013 to September 30, 2013.

Cash Used in Operating Activities

The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital. Our net loss of $51.5 million for the nine months ended September 30, 2014 was adjusted for the revaluation of our convertible preferred stock options that occurred prior to our exercise of those options in June and July 2014, resulting in non-cash other expense of $10.7 million, unfavorable changes in working capital of $1.8 million, and non-cash stock-based compensation expense of $3.1 million.

Cash Used in Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2014 resulted from the investment of $3.5 million in the preferred stock of a strategic supplier and from purchases of property and equipment of $1.6 million.

Cash Provided by Financing Activities

Substantially all of the net cash provided by financing activities presented was the result of net proceeds from the issuance of our convertible preferred stock, as described in the section captioned “—Sources of Liquidity” above.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during any of the periods presented.

Contractual Obligations

Our contractual obligations as of December 31, 2013 were as follows:

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations(1)	$3,205	$775	$1,931	$499	$—
Collaboration funding(2)	17,400	4,590	10,070	2,740	—

Total contractual obligations	$20,605	$5,365	$12,001	$3,239	$—

(1)	Represents future minimum lease payments under our operating lease as of December 31, 2013 which may be terminated by us with 120 days’ notice after March 31, 2016. The minimum lease payments above do not include any related common area maintenance charges or real estate taxes.
(2)	Represents non-cancellable fees due in connection with our collaboration agreements as of December 31, 2013.

Other than as disclosed in the table above, the payment obligations under our license and collaboration agreements as of December 31, 2013 are contingent upon future events such as our achievement of specified development, regulatory, and commercial milestones, or royalties on net product sales. As of December 31, 2013, the aggregate maximum amount of milestone payments we could have been required to make under our then-existing license and collaboration agreements was $70.6 million for JCAR014 and $6.8 million for JCAR015. As described in the section captioned “—Critical Accounting Policies and Significant Judgments and Estimates—Success Payments,” we are also obligated to make up to $375.0 million in success payments to FHCRC and up to $150.0 million in success payments to MSK based on increases in the estimated fair value of our common stock. As of December 31, 2013, we were unable to estimate the timing or likelihood of achieving the milestones or generating future product sales and therefore, any related payments are not included in the table above. See note 14 of the audited financial statements for the period from August 5, 2013 to December 31, 2013 and note 11 to our unaudited interim financial statements for the nine months ended September 30, 2014 included elsewhere in this prospectus for information regarding certain contractual obligations entered into after December 31, 2013.

JOBS Act

As an “emerging growth company,” the JOBS Act allows us to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies. However, we have irrevocably elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Quantitative and Qualitative Disclosures about Market Risk

As of September 30, 2014, we had cash of $237.8 million. Through September 30, 2014, we held our cash in a non-interest-bearing operating account at a financial institution.

In the future we intend to generate income from our investments without assuming significant risk. Although we expect to invest in a variety of securities of high credit quality, we may be subject to interest rate risk.

BUSINESS

Overview

We are building a fully-integrated biopharmaceutical company focused on revolutionizing medicine by re-engaging the body’s immune system to treat cancer. Founded on the vision that the use of human cells as therapeutic entities will drive one of the next important phases in medicine, we are developing cell-based cancer immunotherapies based on our chimeric antigen receptor, or CAR, and high-affinity T cell receptor, or TCR, technologies to genetically engineer T cells to recognize and kill cancer cells. We have shown compelling evidence of tumor shrinkage in clinical trials using multiple cell-based product candidates to address refractory B cell lymphomas and leukemias. Before the end of 2015, we plan to begin a Phase II trial that could support accelerated U.S. regulatory approval in relapsed/refractory B cell acute lymphoblastic leukemia, a Phase I/II trial in relapsed/refractory B cell non-Hodgkin’s lymphoma, and Phase I trials for at least five additional product candidates that target different cancer-associated proteins in hematological and solid organ cancers. Longer term, we aim to improve and leverage our cell-based platform to develop additional product candidates to address a broad range of cancers and human diseases.

Cancer is a leading cause of death in developed countries. Cancer is characterized by the uncontrolled proliferation of abnormal cells. Cancer cells contain mutated proteins and may overexpress other proteins normally found in the body at low levels. The immune system typically recognizes abnormal protein expression and eliminates these cells in a highly efficient process known as immune surveillance. Cancer cells’ ability to evade immune surveillance is a key factor in their growth, spread, and persistence. In the last five years, there has been substantial scientific progress in countering these evasion mechanisms using immunotherapies, or therapies that activate the immune system. Immunotherapies are increasingly recognized as an important part of today’s frontier in the treatment of cancer.

A central player in cancer immunotherapy is a type of white blood cell known as the T cell. In healthy individuals, T cells identify and kill infected or abnormal cells, including cancer cells. We leverage two technologies—CARs and TCRs—to activate a patient’s own T cells so that they attack cancer cells. Through genetic engineering, we insert a gene for a particular CAR or TCR construct into the T cell that enables it to recognize cancer cells. Our CAR technology directs T cells to recognize cancer cells based on the expression of specific proteins located on the cell surface, whereas our TCR technology provides the T cells with a specific T cell receptor to recognize protein fragments derived from either the surface or inside the cell.

We are investing substantially in a process that we believe is commercially scalable for both CARs and TCRs. We harvest blood cells from a cancer patient, separate the appropriate T cells, activate the cell, insert the gene sequence for the CAR or TCR construct into the cell’s DNA, and grow these modified T cells to the desired dose level. The modified T cells can then be infused into the patient or frozen and stored for later infusion. Once infused, the T cells are designed to multiply, through a process known as cell expansion, when they encounter the targeted proteins and to kill the targeted cancer cells. We believe these investments will be a key element of our success.

We believe that the quality of our people will have a strong and positive impact on our ability to develop and capitalize on our technology. In that vein we have assembled a talented group of scientists, engineers, clinicians, directors, and other advisors who consolidate and develop technologies and intellectual property from some of the world’s leading research institutions, including the Fred Hutchinson Cancer Research Center, or FHCRC, the Memorial Sloan Kettering Cancer Center, or MSK, and the Seattle Children’s Research Institute, or SCRI. Our scientific founders and their institutions include world leaders in oncology, immunology, and cell therapy, and they actively contribute towards developing our product candidates and technologies. Since our inception in August 2013, we have raised $314 million from our founding investors, major mutual funds, healthcare-dedicated funds, and others. Collectively, these stakeholders share our commitment to bringing our product candidates to market and our vision of revolutionizing medicine through developing a broadly applicable cell-based platform.

Clinical-Stage CD19 Product Candidates

Our most advanced product candidates, JCAR015, JCAR017, and JCAR014, leverage CAR technology to target CD19, a protein expressed on the surface of almost all B cell leukemias and lymphomas. Despite significant advances over the past two decades, lymphoma and leukemia are estimated to account for approximately 45,000 annual deaths in the United States.

•	JCAR015 has demonstrated in an ongoing Phase I clinical trial an 89% complete remission rate in 27 evaluable adult patients with relapsed/refractory B cell acute lymphoblastic leukemia, or r/r ALL, who received our CAR T cell product candidate, as of the most recent data cutoff point of November 14, 2014. This patient population has disease that has recurred despite multiple prior intensive chemotherapy and/or antibody regimens. Historical complete remission rates without JCAR015 in a similar population are less than 10%. We plan to initiate a Phase II trial in mid-2015 exploring JCAR015 in adult r/r ALL that could support accelerated U.S. regulatory approval.

•	JCAR017 has demonstrated in the Phase I portion of an ongoing Phase I/II trial an 85% complete remission rate in 13 evaluable patients with pediatric r/r ALL, as of the most recent data cutoff date of November 26, 2014. We plan to continue the ongoing Phase I/II trial in pediatric r/r ALL in 2015. In this trial, JCAR017 has shown the highest cell expansion and longest cell persistence in patients of any of our CD19-directed product candidates. We believe that product candidates with greater cell expansion and cell persistence are likely to lead to improved clinical benefit. Based upon these data and insights from across our trials, we also plan to initiate a multi-center, Phase I/II trial exploring JCAR017 in relapsed/refractory B cell non-Hodgkin’s lymphoma, or r/r NHL, in 2015, with the potential to advance to a registration trial in 2016 that may support accelerated U.S. regulatory approval.

•	JCAR014 is in a Phase I/II trial in patients with B cell malignancies, with the vast majority of patients treated to date having either r/r NHL or r/r ALL. Similar to our other CD19-directed product candidates, patients treated with JCAR014 have had meaningful clinical responses, with 100% of 11 evaluable r/r ALL patients achieving a complete remission and 60% of 10 evaluable r/r NHL patients having either a complete or partial response as of the most recent data cutoff date of November 25, 2014. Based on data from the limited number of patients treated in this trial, duration of response in r/r NHL with JCAR014 appears to correlate with the cell expansion and cell persistence of the product candidate in the patient’s body. We plan to continue treating patients with JCAR014 in 2015 in order to explore various treatment strategies to improve the cell expansion and cell persistence of the CAR T cells in the body. As of the date of this prospectus, we do not plan to advance JCAR014 into registration trials.

JCAR015, JCAR017, and JCAR014 differ in multiple respects, including the types of T cells used, sites of engagement, and activation signal within the cells. We believe our access to and clinical experience with multiple permutations of the CD19 CAR approach to B cell malignancies give us the opportunity to learn about the product characteristics that lead to the best patient outcomes. We intend to apply these learnings to bring best-in-class therapies to market across a range of B cell malignancies and to make technology improvements to create better products over time.

Additional Product Candidates and Research Strategy

We plan to begin Phase I testing for at least three more product candidates using our CAR technology and to begin a new Phase I clinical trial for a fourth clinical-stage product candidate using our TCR technology by the end of 2015. Each of these four product candidates targets a distinct protein that is overexpressed on certain cancer cells. These trials may provide greater insight into our technologies’ applicability to a wider range of patients including those with common solid tumors. The potential targets include L1CAM, MUC-16/IL-12, ROR-1, and WT-1, among others. We also plan to begin Phase I testing of our first CD19-directed “armored” CAR in one or more B cell malignancies in 2015. We expect to have data within 12 months of beginning testing for each of these product candidates.

In December 2014, we entered into an exclusive license agreement with Opus Bio, Inc., or Opus Bio, pursuant to which Opus Bio has agreed to grant us an exclusive, worldwide, sublicenseable license under certain patent rights related to a CD22-directed CAR product candidate, subject to certain specified conditions. The National Cancer Institute has begun a Phase I clinical trial of the CD22-directed CAR product candidate for the treatment of pediatric r/r ALL and r/r NHL. We expect the first patient to receive treatment in this trial in late 2014 or early 2015.

We believe there are a number of areas for ongoing research that may significantly impact our long-term success with CARs and TCRs, including:

•	Cell Selection and Composition. We believe that a defined cell composition has the potential to improve the consistency, potency, cell persistence, and tolerability of CAR and TCR based treatments. The greater consistency achieved with defined cell composition may also facilitate regulatory approval. We are exploring defined cell composition with several of our product candidates, including JCAR014 and JCAR017, which consist of a defined composition of T cells known as CD8+ and CD4+ T cells. We are continuing to invest to improve our understanding of the different types of T cells in an effort to identify the subsets of T cells that could optimize efficacy and safety for both our CAR and TCR technologies. We intend to leverage our experience with these product candidates as we advance our pipeline.

•	Cell Persistence. The persistence in the body of the engineered CAR or TCR T cells may have a meaningful impact on clinical outcomes. We are continuing to invest in technologies in an effort to optimize the cell persistence of our genetically-engineered T cells, including technologies related to cell composition, cell signaling, fully human single chain variable fragments, or scFvs, to bind to the target protein, and modulation of a patient’s immune system. We are also exploring redosing and chemotherapy conditioning regimens in an attempt to improve clinical outcomes.

•	Target Protein Selection. There is substantial proof of concept for using CD19-targeted CAR T cells from our multiple constructs as well as those from other research institutions. We are using bioinformatics, in vitro analyses, animal data, and clinical experience to identify additional target tumor proteins. Our CAR and TCR technologies enable us to explore both target proteins located inside cells, or intracellular proteins, and proteins located on the cell surface, or extracellular proteins, giving us the potential to treat a wide array of cancers. We are also investing in technologies that have the potential to improve and accelerate our generation of TCRs and CARs to target these various proteins.

•	Cell Signaling. Researchers have used CAR T cells for more than two decades in the treatment of cancer. A key insight over the past decade was the addition of a costimulatory domain to the construct. The costimulatory domain amplifies the intracellular signaling after the binding domain interacts with a target protein, magnifying the activation of the T cell. We are advancing two next-generation CAR technologies, which we refer to as bispecific CARs and armored CARs. Bispecific CARs incorporate a second binding domain on the CAR T cell designed to either amplify or inhibit signaling, a feature that may increase the CAR T cells’ ability to distinguish between cancer cells and normal cells. “Armored” CARs deliver cytokines or stimulatory signals to modify the tumor microenvironment. We believe these technologies may be important for the treatment of solid tumors.

The following table summarizes our product candidate pipeline:

Our Strategy

Our current focus is to create best-in-class cancer therapies using human T cells as therapeutic entities. Our longer-term goal is to revolutionize medicine through the application of cell-based therapies. In particular, we believe that genetically-engineered T cells have the potential to meaningfully improve survival and quality of life for cancer patients. Key elements of our strategy include:

Expedite clinical development, regulatory approval, and commercialization of our CD19 product candidates. We plan to begin a Phase II trial in r/r ALL in mid-2015 with JCAR015 and a Phase I/II trial in r/r NHL in 2015 with JCAR017, with a potential to move to a registration trial in r/r NHL with JCAR017 in 2016. We believe data from these trials, if positive, may lead to an initial U.S. regulatory approval for the treatment of r/r ALL as soon as 2017 and for the treatment of r/r NHL thereafter. If approved, we plan to commercialize these CD19 product candidates in the U.S. with our own specialty sales force, likely to be targeting the 41 hospitals and clinics designated as Comprehensive Cancer Centers by the National Cancer Institute. We expect that data from our U.S. registration trials for our CD19 product candidates will also serve as part of our European Union, or EU, regulatory package. We are in the process of developing our commercial strategy for the EU and other markets outside the United States.

Invest in our platform to maximize the beneficial outcomes for cancer patients. Because our technologies, through the use of CARs and TCRs, are able to target both proteins on the cell surface and inside the cell, we have the potential to treat a wide array of cancers, including solid tumors. We believe there are multiple ways to continue to improve efficacy and tolerability of each of these technologies. We plan to begin Phase I trials for at least five product candidates targeting cancer-associated proteins other than CD19 by the end of 2015. We also plan to begin Phase I testing of our first CD19-directed “armored” CAR in one or more B cell malignancies in 2015. As data emerge from these studies, we may advance one or more of these product candidates beyond proof of concept trials. We, together with our collaborators, intend to advance multiple additional product candidates into clinical testing over the next five years, with a significant focus on addressing solid tumors, which cause the vast majority of cancer-related deaths in the developed world.

Use our process development and manufacturing capabilities as a competitive advantage. We are devoting significant resources to optimizing process development and manufacturing, which are key components to maximizing the value of today’s product candidates as well as our future technologies. We believe that these efforts will lead to better product characterization, a more efficient production cycle, and greater flexibility in implementing enhancements. In turn, these improvements may lead to better patient outcomes, greater convenience for patients and physicians, a lower cost of manufacturing, and streamlined regulatory reviews. We plan to use contract manufacturing organizations, or CMOs, to provide speed, flexibility and limit upfront capital investment. We also plan to establish our own facilities for better long-term margins and rapid implementation of innovative changes. Our goal is to carefully manage our fixed cost structure, maximize optionality, and reduce the long-term cost of manufacturing our products.

Leverage our relationships with our founding institutions, scientific founders and other scientific advisors. Our world-renowned scientific founders and founding institutions, as well as our other scientific advisors, have a history of seminal discoveries and significant experience in oncology, immunology, and cell therapy, and in particular, with CAR and TCR technologies. We intend to be a science-driven company in all our strategic decision-making and to continue to use our scientific founders’ and founding institutions’ insights, discoveries, and know-how as we develop our pipeline and technologies.

Background

Immune System and T Cells

The immune system recognizes danger signals and responds to threats at a cellular level. It is often described as having two arms. The first arm is known as the innate immune system, which recognizes non-specific signals of infection or abnormalities as a first line of defense. The innate immune system is the initial response to an infection, and the response is the same every time regardless of prior exposure to the infectious agent. The second arm is known as the adaptive immune system, which is composed of highly specific, targeted cells and provides long-term recognition and protection from infectious agents and abnormal processes such as cancer. The adaptive immune response is further subdivided into humoral, or antibody based, and cellular, which includes T cell-based immune responses.

The most significant components of the cellular aspect of the adaptive immune response are T cells, so called because they generally mature in the thymus. T cells are involved in both sensing and killing infected or abnormal cells, as well as coordinating the activation of other cells in an immune response. These cells can be classified into two major subsets, CD4+ T cells and CD8+ T cells, based on cell surface expression of CD4 or CD8 glycoprotein. Both subsets of T cells have specific functions in mounting an immune response capable of clearing an infection or eliminating cancerous cells. CD4+ T cells, or helper T cells, are generally involved in coordinating the immune response by enhancing the activation, expansion, migration, and effector functions of other types of immune cells. CD8+ T cells, or cytotoxic T cells, can directly attack and kill cells they recognize as infected or otherwise abnormal, and are aided by CD4+ T cells. Both types of T cells are activated when their T cell receptor recognizes and binds to a specific protein structure expressed on the surface of another cell. This protein structure is composed of the major histocompatibility complex, or MHC, and a small protein fragment, or peptide, derived from either proteins inside the cell or on the cell surface. Circulating CD4+ and CD8+ T cells survey the body differentiating between MHC/peptide structures containing “foreign” peptides and those containing “self” peptides. A foreign peptide may signal the presence of an immune threat, such as an infection or cancer, causing the T cell to activate, recruit other immune cells, and eliminate the targeted cell.

Although the immune system is designed to identify foreign or abnormal proteins expressed on tumor cells, this process is often defective in cancer patients. The defective process sometimes occurs when the cancer cells closely resemble healthy cells and go unnoticed or if tumors lose their protein expression. Additionally, cancer cells employ a number of mechanisms to escape immune detection to suppress the effect of the immune response. Some tumors also encourage the production of regulatory T cells that block cytotoxic T cells that would normally attack the cancer.

History of Cancer Immunotherapy

Cancer has historically been treated with surgery, radiation, chemotherapy, and hormone therapy. More recently, advances in understanding of the immune system’s role in cancer have led to immunotherapy becoming an important treatment approach. Cancer immunotherapy began with treatments that nonspecifically activated the immune system and had limited efficacy and/or significant toxicity. In contrast, new immunotherapy treatments can activate specific, important immune cells, leading to improved targeting of cancer cells, efficacy, and safety. Within the immunotherapy category, treatments have included cytokine therapies, antibody therapies, and adoptive cell therapies.

In 1986, interferon-a became the first cytokine approved for cancer patients. In 1992, interleukin-2, or IL-2, was the second approved cytokine in cancer treatment, showing efficacy in melanoma and renal cell cancer. IL-2 does not kill cancer cells directly, but instead nonspecifically activates and stimulates the growth of the body’s own T cells which then combat the tumor. Although interferon-a, IL-2, and subsequent cytokine therapies represent important advances in cancer treatment, they are generally limited by toxicity and can only be used in a limited number of cancers and patients.

After cytokines set the stage for immunotherapy, antibody therapies represented the next significant advance, with targeted specificity and a generally better-tolerated side effect profile. Monoclonal antibodies, or mAbs, are designed to attach to proteins on cancer cells, and once attached, the mAbs can make cancer cells more visible to the immune system, block growth signals of cancer cells, stop new blood vessels from forming, or deliver radiation or chemotherapy to cancer cells. The first FDA approved mAb specifically for cancer was Rituxan in 1997, and since then, many other antibodies have received approval, including Herceptin, Avastin, Campath, Erbitux, and Vectibix. More recently, antibodies have been conjugated with cytotoxic drugs to increase activity. The first approved antibody drug conjugate was Mylotarg in 2000, followed by Adcetris in 2011 and Kadcycla in 2013.

The next important advance has been the development of antibodies that target T cell checkpoint pathways, which are means by which cancer cells are able to inhibit or turn down the body’s immune response to cancer. These treatments have shown an ability to activate T cells, shrink tumors, and improve patient survival. In 2011, Yervoy became the first checkpoint inhibitor approved by the FDA. Recent clinical data from checkpoint inhibitors such as nivolumab and Keytruda have confirmed both the approach and the importance of T cells as promising tools for the treatment of cancer.

Despite these many advances, a significant unmet need in cancer still persists. We believe that the use of human cells as therapeutic entities to re-engage the immune system will be the next significant advancement in the treatment of cancer. These cellular therapies may avoid the long-term side effects associated with current treatments and have the potential to be effective regardless of the type of previous treatments patients have experienced. Both our CAR and TCR technologies build upon the backbone of antibody drug conjugates and checkpoint inhibitors to deliver specifically and directly a payload of potent T cells engineered to kill the cancer. These two technologies, CARs and TCRs, are the means by which we plan to treat cancer as a step towards revolutionizing medicine.

Our CAR and TCR Technologies

Our CAR and TCR technologies alter T cells ex vivo, or outside the body, so that the T cells can recognize specific proteins on the surface or inside cancer cells or other diseased cells in order to kill those diseased cells. As depicted below, with both our CAR and TCR technologies, we (1) harvest a patient’s white blood cells in a process called leukapheresis, and while ex vivo we (2) select and activate certain T cells of interest. (3) Gene sequences for the CAR or TCR construct are transferred into the T cell DNA using a viral vector, such as a lentivirus or a gamma retrovirus. The number of cells is (4) expanded until it reaches the desired dose. These genetically engineered cells are (5) infused back into the patient.

When the engineered T cell engages the target protein on the cancer cell, it triggers further multiplication of the cells in the body and activation of a cytotoxic, or cell-killing, response against the cancer cell. These T cells have an “auto-regulatory” capability that stimulates their multiplication in the presence of the target protein and a reduction in the number of such cells as the target protein declines.

The genetically-engineered CARs and TCRs are designed to help a patient’s immune system overcome survival mechanisms employed by cancer cells. CAR technology directs T cells to recognize cancer cells based on expression of specific cell surface proteins, whereas high-affinity TCR technology provides the T cells with a specific T cell receptor that recognizes protein fragments derived from either intracellular or extracellular proteins. The differences in these two technologies may enable us to develop immunotherapies targeting a broad array of cancer-associated proteins, including those expressed by solid organ cancers.

For both the CAR and TCR technologies, we believe that the T cell subsets used in treatment can have a significant impact on cell persistence, efficacy, and/or tolerability. We are investing significant resources in understanding the optimal cells and cell conditions for treatment. Animal data have shown that using a defined composition of CD8+ cells and CD4+ cells can improve the frequency, robustness, and duration of an anti-tumor response. Recent animal data have also shown that certain CD8+ T cells, when implanted, are more likely to persist as part of the T cell memory pool with the capability of self-renewal, which may lead to a longer duration of the therapeutic effect in patients. We believe our focus on optimizing cells and cellular conditions increases our probability of generating best-in-class therapeutics. Moreover, we believe that the enhanced product characterization that results from a defined cell population may provide greater consistency across patients and give us an improved process development and a potential advantage with clinicians, patients, and regulators.

In some patients, it may be important to control the proliferation and survival of the engineered T cells after they are infused. Our scientific founders have developed technology that inserts a gene into the cell that leads to expression of an inactive truncated EGF receptor, or EGFRt. Commercially available antibodies, such as Erbitux, can bind to EGFRt and initiate a process that leads to rapid killing, or ablation, of the engineered T cells. This killing effect with Erbitux has been observed in animal studies, but not yet in human studies. Several of our product candidates, including JCAR014 and JCAR017, incorporate this technology. We also use EGFRt as means of identifying and sorting the T cells that have been genetically modified to include the CAR construct.

Differences between CARs and TCRs

There are three main differences between CARs and TCRs:

•	Site of Protein Recognition. CARs recognize proteins expressed on the cell’s surface, whereas TCRs recognize peptide fragments from proteins expressed either inside the cell or on the cell’s surface. TCRs are capable of targeting a broader range of proteins and may be able to more selectively target cancer cells or target a broader array of tumor types.

•	MHC Restriction. TCRs recognize proteins that are presented to the immune system as a peptide bound to an MHC, and are therefore restricted to a certain MHC type. MHC types vary across the human population. It is estimated that approximately 80% of the U.S. population has one of the four most common MHC types. Due to this variability, multiple different TCR product candidates will be needed to address any given target protein for a broad population. In contrast, CARs are capable of recognizing the target protein regardless of MHC type.

•	Maturity of the Technology. The life sciences industry has been developing antibodies for several decades and we believe scientific advances made with this technology can be leveraged to rapidly and predictably generate single chain variable fragments, or scFvs, to incorporate into a CAR construct and enable it to target a specific protein. Industrial production of TCRs is relatively new, and we are investing in improving our understanding of important variables such as the optimal binding efficiency and structure.

CARs

There are several key components to our CAR technology, each of which may have a significant impact on its utility in cancer immunotherapy:

•	Targeting Element. Our CAR construct typically uses an scFv, also referred to as a binding domain, to recognize a protein of interest. The scFv is derived from the portion of an antibody that specifically recognizes a target protein, and when it is expressed on the surface of a CAR T cell and subsequently binds to a target protein on a cancer cell, it is able to maintain the CAR T cell in proximity to the cancer cell and trigger the activation of the T cell. For example, our most clinically-advanced CAR T cell programs use an scFv from a mouse-derived antibody to target a cell surface protein called CD19. Through a collaborator, we have access to a library of fully human scFvs, which we plan to use in the development of future product candidates.

•	Spacer and Transmembrane Domain. The spacer connects the extracellular scFv targeting element to the transmembrane domain, which transverses the cell membrane and connects to the intracellular signaling domain. Data from our scientific founders suggest that the spacer may need to be varied to optimize the potency of the CAR T cell toward the cancer cell due to factors such as the size of the target protein, the region of the target protein where the scFv binds, and the size and affinity of the scFv. Through our collaborations, we have access to a library of spacer constructs.

•	Costimulatory Domains. Upon recognition and binding of the scFv of the CAR T cell to the cancer cell, there is a conformational change that leads to an activation signal to the cell through CD3-zeta, an intracellular signaling protein. Our current CAR constructs also include either a CD28 or 4-1BB costimulatory signaling domain to mimic a “second signal” that amplifies the activation of the CAR T cells, leading to a more robust signal to the T cell to multiply and kill the cancer cell.

Next-Generation CAR Technology

We are investing significant resources and are developing deep expertise on how each element of the CAR construct affects the potency and durability of the T cell response that ensues, as we believe these will be the key determinants for the long-term ability to create novel CAR T cell products with improved patient benefit.

As we build on the specificity of our technologies and our understanding of mechanisms of immune evasion used by cancer cells, we are advancing two next-generation CAR technologies that incorporate mechanisms to either dampen or amplify T cell activation signals present on the cancer cells or in the tumor microenvironment. Our “armored” CAR technology can incorporate the production or expression of locally acting signaling proteins to amplify the immune response within the tumor microenvironment with the goal of minimizing systemic side effects. An example of such a signaling protein is IL-12, which can stimulate T cell activation and recruitment. We believe “armored” CAR technology will be especially useful in solid tumor indications, in which microenvironment and potent immunosuppressive mechanisms have the potential to make the establishment of a robust anti-tumor response more challenging.

Our bispecific CAR technology, which includes a second binding domain on the CAR T cell designed to either amplify or inhibit signaling, a feature that may increase our CAR T cells’ ability to distinguish between cancer cells and normal cells. For example, a CAR T cell can be engineered such that it would be triggered in the presence of one target protein, but if a second protein is present it would be inhibited. Alternatively, it could also be engineered such that two target proteins would be required for maximal activation. These approaches may increase the specificity of the CAR for tumor relative to normal tissue.

The exhibit below shows a bispecific CAR, in this case an inhibitory CAR, or iCAR, that employs an inhibitory signal to improve specificity.

TCRs

Much like our CAR technology, our high-affinity TCR technology is designed to activate a potent immune response against cancer through the introduction of engineered T cells. The gene sequence we introduce with our TCR technology encodes for the proteins required to assemble a TCR that recognizes a specific MHC/peptide structure. Modified T cells expressing a TCR construct have the potential advantage of recognizing peptides from cancer-associated proteins expressed either on the surface of or inside the tumor cell, which may allow us to target a broad range of tumors. Beyond the fact that TCRs can recognize peptides derived from intracellular proteins, another advantage of TCRs is that they are fully human and therefore may be less likely to elicit an immune response against the infused TCR cells.

The engagement of a TCR is restricted to a certain MHC type. Due to the variability of MHC types across the human population, different TCRs will be required for various segments of the population. Our TCR constructs are selected by screening healthy donors for naturally-occurring high-affinity TCRs against a MHC/peptide combination of interest. Depending on the binding affinity of the selected TCR construct, it is either used directly or modified by mutating a specific region, the hypervariable domain, of the TCR binding pocket to create a higher affinity construct. Based on the limited number of patients who have received any TCR treatment to date, these TCR cells appear to behave like endogenous T cells after re-infusion back into the patient. They undergo a process similar to an endogenous T cell of cell expansion and cytotoxic activation upon recognition of their defined cancer-associated proteins.

Important areas of investment for us going forward will be industrializing the creation and manufacturing of TCRs, creating screening processes to better ensure that TCR constructs do not cross-react with normally expressed or other proteins, and finding costimulatory signals to enhance the potency of the genetically engineered cells.

Product Pipeline

CD19-Directed Product Candidates

Overview

We have three product candidates in the clinic, JCAR015, JCAR017, and JCAR014, which use CAR T cell technology to target CD19. We have worldwide rights to commercialize each of these product candidates. These product candidates differ in several respects as outlined below. We believe our access to and clinical experience with multiple permutations of the CD19 CAR approach to B cell malignancies gives us the opportunity to bring best-in-class therapies to market across a range of B cell malignancies, as well as to make technology improvements to create better products over time.

CD19-Directed Clinical Product Pipeline Overview

	JCAR015	JCAR017	JCAR014

Binding Domain	SJ25C1	FMC63	FMC63

Indications	Adult ALL	Pediatric ALL	NHL, Adult ALL
Costimulatory Domain	CD28	4-1BB	4-1BB
Cell Population	CD3+ enriched PBMC	CD4+ & CD8+	CD8+ central memory & CD4+
Ablation Technology	None	EGFRt	EGFRt

Viral Vector	Gamma Retroviral	Lentiviral	Lentiviral

We believe CD19 presents an attractive immunotherapeutic target for our technology for a number of reasons:

•	CD19 is expressed by most B cell malignancies including NHL, ALL, and chronic lymphocytic leukemias, or CLL. Within these CD19 positive malignancies, it is generally expressed on all of a patient’s cancer cells.

•	CD19 is expressed on all stages of B lineage cells, and it is present in the vast majority of precursor B cell ALL cases.

•	Loss of the CD19 protein is uncommon even with repeat therapies.

•	CD19 is not known to be expressed on any healthy tissue other than B cells. Although treatment with a CD19-directed therapy has the potential to deplete B cells, experience with Rituxan has shown that humans can live with B cell depletion for a prolonged period. Further, CD19 is not expressed on hematopoietic stem cells, and therefore B cells should return when the CAR T cell is no longer present.

B Cell Acute Lymphoblastic Leukemia

ALL is an uncontrolled proliferation of lymphoblasts, which are immature white blood cells. The lymphoblasts, which are produced in the bone marrow, cause damage and death by inhibiting the production of normal cells. Approximately 6,000 patients are diagnosed with ALL in the United States each year, and although just over half of the new diagnoses are in adult patients, the vast majority of the approximately 1,400 deaths per year occur in adults. There are two main types of ALL, B cell ALL and T cell ALL. Approximately 80% of cases of ALL are B cell ALL, which we aim to address with our CD19 product candidates.

Treatment outcomes for ALL patients can be distinguished between Complete Remission, or CR, and Complete molecular Remission, or CRm, rates. CR occurs when there is no clinical evidence of the disease based on less than 5% blast cells in the marrow, blood cell counts within normal limits, and no signs or symptoms of the disease. CRm occurs when a patient has all of the above outcomes and there is no evidence of ALL cells in the marrow when using sensitive tests such as polymerase chain reaction, or PCR, and/or flow cytometry. CR rates are the typical regulatory standard, but recent evidence suggests patients that achieve a CRm have a better long-term prognosis.

Current standard-of-care treatment for both adults and children involves multi-drug chemotherapeutic regimens, and in some cases hematopoietic stem cell transplant, or HSCT. In adults with ALL, approximately 80% of patients will demonstrate a complete remission with their initial course of chemotherapy. However, approximately 60% of patients who have so demonstrated a complete remission with their initial course of chemotherapy will relapse. Most patients that relapse after the first course of chemotherapy will die in well under a year, and patients that have failed at least two salvage therapies have a median survival that is typically around three months. Allogeneic HSCT, which uses hematopoietic stem cells from a matched donor, offers the potential for disease eradication in some individuals, however, the option is available only to approximately a third of patients due to the lack of compatible stem cell source, general health, or the high risk of complications. Even with HSCT, approximately 20-30% of patients die of treatment-related complications and the median disease-free survival is less than six months.

ALL Efficacy with Current Standard of Care Therapy

ALL Treatment Course	CR Rate (Complete Remission)
1st Induction	80-90%
1st Salvage Therapy	31-44%
>1st Salvage Therapy	20-23%

>2nd Salvage Therapy	5-8%

B Cell Non-Hodgkin’s Lymphomas

NHL is the most common cancer of the lymphatic system. NHL is not a single disease, but rather a group of several closely related cancers. Although the various types of NHL have some things in common, they differ in their appearance under the microscope, their molecular features, their growth patterns, their impact on the body, and treatment. Over 70,000 cases of NHL are diagnosed annually in the United States, and 85% derive from B cell lineages, which express CD19. B cell NHLs are a large group of cancers that are typically divided into aggressive (fast-growing) and indolent (slow-growing) types.

Aggressive NHL also represents a collection of lymphoma subtypes. The most common histologic type of aggressive lymphoma is diffuse large B cell lymphoma, or DLBCL, which is also the most common subtype of all NHLs, and represents approximately 35% of new cases annually. Unlike indolent lymphomas, which have a median survival time as long as 20 years, DLBCL, if left untreated, may have survival measured in weeks to months. Patients often present with a rapidly enlarging mass in a lymphatic region. Extranodal involvement or associated constitutional symptoms are uncommon, although the presence of these symptoms indicates a more aggressive phenotype. Patients with DLBCL who are unable to undergo autologous HSCT and are treated solely with chemotherapy have a poor prognosis with a median survival of approximately six months, compared to a median survival of approximately 12 months for patients who are able to undergo autologous HSCT.

The indolent lymphomas represent a wide group of tumors that often have a long natural history characterized by frequent relapses; together, the indolent lymphomas account for approximately 45% of NHL incidence in the United States. Although these malignancies are treated routinely with a combination of chemotherapy and antibodies, there is no standard of care for relapsed indolent NHL. The typical treatment approaches include multiple rounds of induction chemotherapy or more aggressive salvage therapies, including autologous HSCT, which uses the patient’s own hematopoietic stem cells. Unfortunately, these treatments are generally not curative. Patients with recurrent or progressive indolent lymphoma may be candidates for allogeneic HSCT, which can provide long-term disease free survival to some.

JCAR015

Overview. JCAR015 is our most advanced development product candidate, and it has demonstrated clinically meaningful complete remission rates in adult patients with r/r ALL. JCAR015 uses the CD28 costimulatory domain and CD3 enriched peripheral blood mononuclear cells, or PBMC, which requires fewer process steps for manufacture than our defined cell composition product candidates. JCAR015 was originally developed at MSK.

Clinical Experience. JCAR015 is being tested in a Phase I open label clinical trial of patients with r/r ALL, which trial was initiated in January 2010. An investigational new drug, or IND, application for JCAR015 was submitted in January 2007 by MSK, the Phase I trial sponsor, originally for the treatment of refractory chronic lymphocytic leukemia. The IND was amended in September 2009 to add the protocol for the treatment of r/r ALL in adults. The main goals of the trial are to determine the safety and appropriate dose of the modified T cells in patients with B cell malignancies. We have focused our efforts in this trial and with this therapy towards patients with r/r ALL, a patient population with few or no alternatives. Patients enrolled in this trial receive low-intensity chemotherapy prior to receiving their CAR T cell dose.

As of the most recent data cutoff date of November 14, 2014, 89% of the 27 evaluable patients receiving CAR T cells achieved CR and 78% of patients achieved a CRm using PCR and/or flow cytometry in a population relapsed or refractory to prior intensive chemotherapy and/or novel antibody regimens.

Summary of Clinical Data JCAR015

Disease Burden
	Low	High(1)	Total
Number of Patients	13	15(2)	28(2)
Complete Remission(3)	13/13 (100%)	11/14 (79%)	24/27 (89%)
Complete Molecular Remission(4)	11/13 (85%)	10/14 (71%)	21/27 (78%)
Severe CRS(5)	0/13 (0%)	5/15 (33%)	5/28 (18%)
Grade 3 and Above Neurotoxicity	1/13 (8%)	6/15 (40%)	7/28 (25%)

(1) Includes one subject with extra-medullary disease only

(2) Includes one subject who was evaluable for safety outcomes, but not for efficacy

(3) Includes both complete remission and complete remission with incomplete hematological recovery

(4) Measured by flow cytometry or PCR

(5) Defined as requiring mechanical ventilator or significant vasopressor support

The notable side effect of JCAR015 is severe cytokine release syndrome, or sCRS, a condition that, by convention, is currently defined clinically by certain side effects, which can include hypotension, or low blood pressure, and confusion or other central nervous system side effects when such side effects are serious enough to lead to intensive care unit care with mechanical ventilation or significant vasopressor support. CRS is generally believed to result from the release of inflammatory proteins in the body as the CAR T cells rapidly multiply in the presence of the target tumor proteins. As of the most recent data cutoff date of November 14, 2014, approximately 18% of 28 adult r/r ALL patients experienced sCRS, with a rate of 0% in patients with low disease burden and 33% in patients with high disease burden. We define low disease burden as the presence of no more than 5% lymphoblasts in a patient’s bone marrow and high disease burden as more than 5% lymphoblasts in a patient’s bone marrow. Among the patients with sCRS, there have been two deaths that we believe were either directly or indirectly related to sCRS. One patient had a history of Class III congestive heart failure and experienced severe hypotension, or low blood pressure, with sCRS. Another patient experienced intractable seizures, or status epilepticus, with repeat treatment. Notably, the patient had a history of central nervous system side effects with prior CAR T cell treatment. Other than sCRS and neurotoxicity, JCAR015 has been generally well tolerated.

The following table identifies the prevalence of adverse events that are at least possibly related to JCAR015 based on clinical data through November 14, 2014 that are grade 3 or higher as defined by Common Terminology Criteria for Adverse Events, or CTCAE.

Grade 3 or Higher Treatment Emergent Adverse Events that Are at Least Possibly Related to Study Treatment

JCAR015

Total Treated (N=28)
Any AE as Specified	21 (75.0%)

Blood and lymphatic system disorders	13 (46.4%)
Febrile neutropenia	13 (46.4%)

Cardiac disorders	3 (10.7%)
Atrial fibrillation	1 (3.6%)
Atrial tachycardia	1 (3.6%)
Sinus tachycardia	1 (3.6%)

General disorders and administration site conditions	1 (3.6%)
Fatigue	1 (3.6%)

Infections and infestations	1 (3.6%)
Sepsis	1 (3.6%)

Investigations	5 (17.9%)
Alanine aminotransferase increased	2 (7.1%)
Blood alkaline phosphatase increased	2 (7.1%)
Aspartate aminotransferase increased	1 (3.6%)
Blood creatinine increased	1 (3.6%)
Neutrophil count decreased	1 (3.6%)

Metabolism and nutrition disorders	14 (50.0%)
Hypocalcaemia	9 (32.1%)
Hypophosphataemia	9 (32.1%)
Hyperglycaemia	4 (14.3%)
Hypokalaemia	4 (14.3%)
Hyponatraemia	4 (14.3%)
Hyperkalaemia	1 (3.6%)
Hypermagnesaemia	1 (3.6%)

Nervous system disorders	2 (7.1%)
Encephalopathy	2 (7.1%)
Convulsion	1 (3.6%)

Psychiatric disorders	5 (17.9%)
Mental status changes	3 (10.7%)
Confusional state	2 (7.1%)

Respiratory, thoracic and mediastinal disorders	5 (17.9%)
Hypoxia	3 (10.7%)
Dyspnoea	2 (7.1%)
Respiratory failure	2 (7.1%)

Skin and subcutaneous tissue disorders	1 (3.6%)
Dermatitis acneiform	1 (3.6%)
Erythema multiforme	1 (3.6%)

Vascular disorders	9 (32.1%)
Hypotension	9 (32.1%)
Hypertension	2 (7.1%)

Several protocol changes were made after the two patient deaths, the most important of which include using a lower dose of CAR T cells (1x10^6/kg vs 3x10^6/kg) in patients with morphologic, or high-disease burden, r/r ALL, excluding patients with Class III or IV congestive heart failure as defined by the New York Heart Association, excluding patients with active central nervous system leukemia or symptomatic central nervous system leukemia within 28 days, adding sCRS as a dose limiting toxicity, and restricting a patient from receiving a second treatment of JCAR015 if the patient experienced any non-hematologic CTCAE grade 4 toxicities, including sCRS, with the prior JCAR015 treatment. We define morphologic r/r ALL as the presence of more than 5% lymphoblasts in a patient’s bone marrow. Prior to the protocol changes, patients typically received a dose of 3x10^6 T cells/kg regardless of the level of disease burden. We are currently evaluating the potential effects of the lower cell dose in higher disease burden patients on safety and efficacy. In addition, we are examining the effect of a second scheduled dose delivered approximately three weeks following the first dose.

In the following figure, we show the investigator-reported survival rate of the 27 evaluable r/r ALL patients treated with JCAR015. Although it is difficult to compare across trials, the survival rate compares favorably to historical controls, which have a median survival of approximately three months.

Overall Survival: All JCAR015 Patients

Source: MSK 2014 ASH Presentation

Patients with r/r ALL who achieve a CR with treatment may proceed to an allogeneic HSCT. In this trial, 10 patients have thus far received an allogeneic HSCT after attaining a CR with JCAR015. In the figure below, we show the investigator-reported survival rate of r/r ALL patients treated with JCAR015 that responded to treatment, with separate curves for patients that receive an allogeneic HSCT at some point after treatment and those that do not.

Overall Survival of Responding Patients: Post-JCAR015 Allogeneic HSCT vs. No HSCT

Source: MSK 2014 ASH Presentation.

JCAR017

Overview. JCAR017 also targets CD19, but differs from JCAR015 in several important respects. JCAR017 uses the 4-1BB costimulatory domain and a defined cell composition of CD4+ T cells and CD8+ T cells. We believe that a defined cell composition of CD8+ T cells and CD4+ T cells has the potential to offer greater potency, as shown in animal data, an improved side effect profile, and more consistent product composition.

JCAR017 is currently in development for pediatric patients with r/r ALL. The Phase I portion of the current trial is enrolling patients whose leukemia has recurred after an allogeneic HSCT. Because patients in this portion of the trial have already failed a transplant, they will likely not undergo an allogeneic HSCT following CAR T cell therapy, potentially generating greater insight into the durability of responses. JCAR017 was originally developed at SCRI.

Clinical Experience. JCAR017 is being evaluated in a Phase I/II clinical trial in pediatric r/r ALL. An IND application for JCAR017 was submitted in November 2013 by SCRI, the Phase I/II trial sponsor, for the treatment of CD19 positive pediatric leukemia. The trial was initiated in January 2014. The Phase I/II trial is designed to evaluate four dose levels: 5x10^5 T cells/kg, 1x10^6 T cells/kg, 5x10^6 T cells/kg, and 1x10^7 T cells/kg. Patients enrolled in this trial receive low-intensity chemotherapy prior to receiving their CAR T cell dose. The primary endpoints of the trial are to evaluate the preliminary toxicity, safety, and efficacy of JCAR017, and the feasibility of manufacturing and releasing JCAR017, in children and young adults with CD19-positive pediatric leukemia. The secondary endpoints of the trial include assessing persistence of the modified T cells and potentially assessing the efficacy of Erbitux to eliminate the modified T cells.

As of the most recent data cutoff date of November 26, 2014, 13 patients have been treated in the Phase I portion of the trial, of which 85% have experienced a CR.

Summary of Clinical Data JCAR017

Disease Burden
	Low	High	Total
Number of Patients	4	9	13
Complete Remission	4/4 (100%)	7/9 (78%)(1)	11/13 (85%)(1)
Complete Molecular Remission(2)	4/4 (100%)	7/9 (78%)(1)	11/13 (85%)(1)
Severe CRS(3)	1/4 (25%)	2/9 (22%)	3/13 (23%)
Grade 3 and Above Neurotoxicity	1/4 (25%)	1/9 (11%)	2/13 (15%)

(1) One non-responder received steroids at line placement for apheresis (2) Measured by flow cytometry (3) Defined as requiring mechanical ventilator or significant vasopressor support

The duration of follow-up for each patient is less than one year, but as demonstrated in the figure below, 10 of the 11 patients who experienced a CR remain in CR as of November 26, 2014.

Summary of JCAR017 Patient Follow-up

Source: SCRI 2014 ASH Presentation

(1)	One patient received steroids at line placement for apheresis; DOD: died of disease
(2)	One patient received steroids for treatment of sCRS following CAR T cell infusion

The following table identifies the prevalence of adverse events that are at least possibly related to JCAR017 based on clinical data through November 26, 2014.

Grade 3 or Higher Treatment Emergent Adverse Events that Are at Least Possibly Related to Study Treatment

JCAR017

Total Treated (N=13)
Any AE as Specified	8 (61.5%)

Blood and lymphatic system disorders	4 (30.8%)
Febrile neutropenia	4 (30.8%)

Gastrointestinal disorders	1 (7.7%)
Nausea	1 (7.7%)

Immune system disorders	5 (38.5%)
Cytokine release syndrome	5 (38.5%)

Investigations	1 (7.7%)
Lymphocyte count decreased	1 (7.7%)
Neutrophil count decreased	1 (7.7%)
Platelet count decreased	1 (7.7%)

Nervous system disorders	2 (15.4%)
Encephalopathy	2 (15.4%)

Patients treated in this trial have experienced the highest cell expansion and longest cell persistence in the body of any of our CD19-directed product candidates. A comparison of these parameters for our two defined cell product candidates, JCAR014 and JCAR017, based on investigator-reported data is shown in the table below. We believe these two parameters are likely to correlate with clinical benefit.

Expansion & Persistence Summary

Trial	Median Cmax (1)	% Subjects with Peak > 10 Cells / uL	# Subjects with Persistence > 40 days
JCAR014	1 cell/uL	20% (2/10)	20% (2/10)
10 Subjects [NHL] (2)	[<1 – 482]
JCAR014	46 cells/uL	73% (8/11)	18% (2/11)
11 Subjects [ALL] (2)	[1 – 412]
JCAR017	478 cells/uL (4)	100% (11/11) (4,5)	75% (6/8) (5,6,7)
13 Subjects [Ped ALL] (3,4)	[63 – 1288]

(1) Cmax = peak concentration

(2) Data reflects patients which received products with a 1:1 ratio of CD4+ and CD8+ T cells per protocol

(3) JCAR017 values calculated based on data from SCRI’s 2014 ASH presentation

(4) Cmax data available for only the 11 patients who achieved a complete remission

(5) One patient received steroids at line placement for apheresis

(6) One patient received steroids for treatment of sCRS following CAR T cell infusion

(7) Three subjects of 11 had not reached the 40-day milestone as of the data cutoff date

JCAR014

Overview. JCAR014 also targets CD19. JCAR014 uses the 4-1BB costimulatory domain and is composed of CD8+ central memory T cells and CD4+ T cells in a defined ratio. JCAR014 was originally developed at FHCRC.

Clinical Experience. JCAR014 is being evaluated in a Phase I/II trial as a treatment for a number of B cell malignancies in patients relapsed or refractory to standard therapies. An IND application for JCAR014 was submitted in March 2013 by FHCRC’s Stanley Riddell, the Phase I/II trial sponsor, for the treatment of CD19-positive advanced B cell malignancies. The trial was initiated in May 2013. The Phase I/II trial is designed to evaluate three dose levels: 2x10^5 T cells/kg, 2x10^6 T cells/kg, and 2x10^7 T cells/kg. Patients enrolled in this trial receive low-intensity chemotherapy prior to receiving their CAR T cell dose. The primary endpoint of the trial is to evaluate the feasibility and preliminary safety of using JCAR014 to treat CD19-positive advanced B cell malignancies. The secondary endpoints of the trial include assessing the duration of persistence of the modified T cells, determining whether the modified T cells traffic in the bone marrow and function in vivo, determining if the modified T cells have antitumor activity in patients with measurable tumor burden prior to T cell transfer, and determining if the treatment is associated with tumor lysis syndrome. As of November 25, 2014, 27 patients have been treated in the Phase I portion of the trial, of which all but two patients had either r/r ALL or r/r NHL.

As presented at the American Society of Hematology, or ASH, meeting in December 2014, in the Phase I portion of the trial, this defined cell product candidate displayed a side effect profile that is similar to our other CD19-directed product candidates in the types of adverse events observed. For the JCAR014 trial, sCRS is defined as the occurrence of certain side effects, which can include hypotension, confusion, or other central nervous system side effects when such side effects are CTCAE grade 3 or higher. In this trial, no patients with r/r NHL have experienced sCRS or severe neurotoxicity and 23% of r/r ALL patients have experienced sCRS. There has been one patient death in an r/r ALL patient treated with JCAR014 at the highest dose, 2x10^7 T cells/kg, that we believe was either directly or indirectly related to sCRS. As a result of the patient death, the highest dose level is no longer being used in the trial.

We have treated 13 patients in r/r ALL, of which 11 received a defined cell product of CD8+ and CD4+ cells in a 1:1 ratio. The two other patients received a different ratio of CD8+ and CD4+ cells due to an inability to expand sufficient CD4+ or CD8+ cells in the manufacturing process. Based on investigator-reported interim data, 100% of the 11 patients that received the 1:1 ratio had a CR and 82% of the 11 patents had a CRm. While the data are still immature, early survival data suggest a durable clinical benefit in r/r ALL, as shown in the figure below entitled “Overall survival after CAR T cell infusion in ALL and NHL/CLL patients.”

We have treated 12 patients with r/r NHL, of which 10 received a defined cell product of CD8+ and CD4+ cells in a 1:1 ratio. The two other patients received a different ratio of CD8+ and CD4+ cells due to an inability to expand sufficient CD4+ or CD8+ cells in the manufacturing process. Based on investigator-reported interim data, 60% of the 10 patients that received the 1:1 ratio had a partial or complete response, as defined by International Working Group Criteria [2007]. The depth of the responses and time to progression seen in the first eight NHL patients treated with JCAR014 are shown in the following figure.

JCAR014: NHL Experience Provides Important Insights

Note: Data represents patients who received products in a 1:1 ratio of CD4+ and CD8+ cells per protocol; two additional patients received products that did not conform to the 1:1 ratio, to which the patients showed no response or progressive disease.

As highlighted in the following figure, a significant majority of the patients treated in this trial remain alive in the early follow-up from treatment. Two of the patients represented died of transplant-related complications after allogeneic HSCT.

Overall Survival After CAR T Cell Infusion in ALL and NHL/CLL Patients

Source: FHCRC 2014 ASH Presentation.

Based on data from the limited number of patients treated in this trial, duration of response in r/r NHL with JCAR014 appears to correlate with the cell expansion and cell persistence of the product candidate in the patient’s body. With JCAR014, even in patients with limited cell expansion, we have seen significant antitumor responses, suggesting that CD8+ central memory T cells may have potential potency advantages. However, we believe that the manufacturing approach for JCAR014 has certain limitations that appear to affect cell expansion and cell persistence in some patients, which we believe may limit the durability of response in those patients. We plan to continue enrolling patients in the ongoing Phase I/II trial in 2015 in order to explore various treatment strategies to improve the expansion and persistence of the CAR T cells in the body. However, given the progress of our other CD19-directed product candidates, as of the date of this prospectus, we do not plan to proceed to registration trials with JCAR014.

Early Learnings from Data to Date from Across Our Trials and Product Candidates

Data from our three different CD19 product candidates, combined with data from outside academic groups, provide emerging information that we plan to use in designing our next set of clinical trials as well as in our product development activities more broadly. Early learnings from this experience to date include:

•	across different B cell cancers, patients see significant and rapid tumor reductions;

•	clinical response correlates with the expansion of CAR T cells in the body and it is rare to see patients with evidence of in vivo CAR T cell expansion that do not see a significant tumor response. We believe the following factors may impact in vivo CAR T cell expansion:

¡	cell manufacturing;

¡	cell composition; and

¡	pre-treatment chemotherapy and/or tumor type;

•	cell persistence correlates with the duration of response and patient survival. We believe the following factors may impact cell persistence:

¡	cell manufacturing;

¡	cell composition;

¡	cell signaling–for example, the costimulatory domain used to activate the CAR T cell;

¡	immunogenicity–for example, patient immune responses to the mouse-derived portion of the scFv on the CAR T cell; and

¡	pre-treatment chemotherapy and/or tumor type; and

•	pre-treatment chemotherapy may influence outcomes in both chemotherapy-refractory and chemotherapy-sensitive patients.

CD19 Strategy and Development Plans

With respect to r/r ALL, we plan to begin a multi-center Phase II registration trial for JCAR015 in adults in mid-2015. Based on our communications with the FDA to date, we expect the trial will seek to enroll approximately 50 evaluable patients with a primary endpoint of complete remission. Patients will also be followed for safety and the durability of responses. We expect to have initial data from this trial in 2016 that may enable us to file a biologics license application, or BLA, in late 2016 or early 2017, with potential accelerated approval as early as 2017. We will also continue enrolling patients in the ongoing Phase I/II trials for JCAR017 in pediatric r/r ALL and for JCAR014 in adult r/r ALL.

With respect to r/r NHL, we plan to initiate a multi-center Phase I/II trial for JCAR017 in adults in 2015, as this product candidate appears to have the highest cell expansion and longest cell persistence of any of our CD19-directed product candidates based on the data generated to date. We plan to treat approximately 48 r/r NHL patients in this Phase I/II trial. In addition to exploring response rate and response duration, we will explore whether the sub-type of r/r NHL or the presence of tumor in the bone marrow impacts the clinical benefit from treatment. Depending upon the results of this trial, we may move to a registration trial in 2016 for JCAR017 in this indication that may support accelerated U.S. regulatory approval. We are also continuing to enroll patients in the ongoing Phase I/II trial for JCAR014 in r/r NHL, and we plan to use this trial to explore important questions that may improve our platform overall, such as exploring alternative chemotherapy preparation regimens, various cell populations, and immune-modulatory strategies to improve cell persistence. As of the date of this prospectus, we do not plan to move JCAR014 into registration trials.

We believe our access to and clinical experience with multiple CD19 trials gives us the opportunity to bring best-in-class therapies to market across a range of B cell malignancies, as well as to make technology improvements to create better products over time. Key areas of focus include investigating the effect of varying cell compositions, human binding domains, and the “armored” CAR approach. We are planning Phase I trials in one or more B cell malignancies for three different “armored” CAR product candidates that target CD19. These product candidates are designed to explore the potential for synergistic effects of a CD19-directed CAR T cell and the production or expression of locally acting signaling proteins by the CAR T cell, specifically 4-1BBL, CD40L, and IL-12. We expect to commence a Phase I trial of our CD19/4-1BBL “armored” CAR in 2015, with initial data in 2016, and a Phase I trial in each of our CD19/CD40L and CD19/IL-12 “armored” CARs in 2016, with initial data in 2017. We are also planning to initiate a Phase I trial in one or more B cell malignancies in 2016 using a CD19-directed CAR product candidate that has a fully human scFv, from which we would expect initial data in 2017. We expect several generations of product improvements for this target over the coming years, as we work to optimize patient outcomes for patients with lymphoma or leukemia.

Additional Product Candidates

We are exploring the potential of our CAR and TCR technologies against targets that have the potential to treat cancers not currently targeted by CD19-directed products—in particular, difficult-to-treat solid organ tumors such as certain breast, lung, and pancreatic cancers, as well as B cell malignancies that do not express CD19. We and our collaborators are working on a number of product candidates in early clinical or late-stage pre-clinical development that target different cancer proteins. We expect at least five of these to be in clinical testing by the end of 2015.

CD22

CD22 is a cell surface protein widely expressed on B lymphocytes. It is expressed by most B cell malignancies, including NHL, ALL, and CLL. Within these CD22 positive malignancies, it is generally expressed on all of a patient’s cancer cells. Additionally, treatment with CD19-directed therapies has led to the emergence in some patients of CD19-negative cancer cells. To date, these patients’ cancer cells have retained CD22 expression, potentially making a CD22-directed CAR T cell product candidate an important potential treatment for these patients. Similar to CD19, CD22 is not known to be expressed on any healthy tissue other than B cells. It is also not expressed on hematopoietic stem cells, and therefore B cells should return when the CAR T cell is no longer present.

The CD22-directed CAR product candidate that we have agreed to license from Opus Bio, which product candidate was originally developed at the National Cancer Institute, has a fully human scFv and a 4-1BB costimulatory domain. Data from mouse models suggest that the CD22-directed CAR T cell product candidate will have comparable efficacy in lymphoma and leukemia as CD19-directed CAR T cells. The IND for this product candidate has been accepted by the FDA, patient enrollment has commenced in a Phase I trial sponsored by the National Cancer Institute, and we expect the first patient to receive treatment in this trial in late 2014 or early 2015. This Phase I trial will enroll patients one year to 30 years in age that have CD22-positive r/r ALL or r/r NHL. The trial will be open to patients who have either CD19-negative or CD19-positive disease and who have or have not received previous CAR T cell treatment. We expect initial data from this trial in late 2015 or early 2016.

L1CAM (CD171)

L1CAM, also known as CD171, is a cell-surface adhesion molecule that plays an important role in the development of a normal nervous system. It is overexpressed in neuroblastoma, and there is increasing evidence of aberrant expression in a variety of solid organ tumors, including glioblastoma and lung, pancreatic, and ovarian cancers.

Our L1CAM directed CAR T cell product candidate, which was originally developed at SCRI, has a defined cell composition. Preliminary data from a non-human primate study has shown no evidence of reactivity of our L1CAM CAR T cells to normal tissues at cell doses 10-100 fold higher than the anticipated target dose in humans. We plan to begin a Phase I trial in patients with primary or recurrent pediatric neuroblastoma. An IND application for our L1CAM directed CAR T cell product candidate was submitted in August 2014 by SCRI, the sponsor of the Phase I trial. We plan to treat the first patient in this trial in late 2014 or early 2015, with initial data from the trial expected in 2016.

MUC-16 / IL-12

MUC-16 is a protein overexpressed in the majority of ovarian cancers, but not on the surface of normal ovary cells. CA-125 is a protein found in the blood of ovarian cancer patients that results from the cleavage of MUC-16. CA-125 levels in the blood are a common test for ovarian cancer progression because they correlate with cancer progression. Our MUC-16/IL-12 product candidate, which was originally developed at MSK, has a binding domain that recognizes an extracellular domain of MUC-16 that remains following cleavage of CA-125.

Our MUC-16/IL-12 product candidate is our first development candidate that uses our “armored CAR” technology. IL-12 is a cytokine that can help overcome the inhibitory effects that the tumor micro-environment can have on T cell activity. Systemic delivery of IL-12 has been limited to date by severe side effects, which have included severe hematological toxicity, severe hepatic dysfunction, and immune reactive events such as colitis, some of which resulted in deaths and trial stoppage. However, we believe local delivery to the tumor may provide efficacy while avoiding these side effects. Our MUC-16/IL-12 armored CAR secretes IL-12. Because CAR T cells aggregate at the target protein, IL-12 delivery is likely to concentrate in areas with significant MUC-16 protein expression, in this case, MUC-16 expressing cancers. We believe the armored CAR utilizing

IL-12 has the potential to enhance T cell potency and persistence. We plan to explore our MUC-16/IL-12 armored CAR in patients with ovarian cancer in a Phase I trial to begin in 2015, with initial data expected in 2016. In addition to assessing safety and preliminary efficacy, the trial is designed to provide potential biomarker and translational insights.

ROR-1

ROR-1 is a protein expressed in the formation of embryos, but in normal adult cells its surface expression is predominantly found at low levels on adipocytes, or fat cells, and briefly on precursors to B cells, or pre-B cells, during normal B cell maturation. ROR-1 is overexpressed on a wide variety of cancers including a subset of non-small cell lung cancer, triple negative breast cancer, pancreatic cancer, and prostate cancer. It is highly expressed on B cell chronic lymphocytic leukemia and mantle cell lymphoma.

Our ROR-1-directed CAR T cell product candidate, which was originally developed at FHCRC, has a defined cell composition. Preliminary data in non-human primates has shown no evidence of acute clinically relevant side effects at cell doses exceeding the anticipated target dose in humans. We plan to begin a Phase I clinical trial in 2015 to evaluate a CAR T cell product candidate targeted at certain ROR-1 expressing cancers, with initial data expected in 2016.

WT-1

Our lead high-affinity TCR T cell product candidate targets WT-1, an intracellular protein that is overexpressed in a number of cancers, including adult myeloid leukemia, or AML, and non-small cell lung, breast, pancreatic, ovarian, and colorectal cancers. This product candidate was originally developed at FHCRC. An IND application for this product candidate was submitted in May 2012 by FHCRC’s Aude Chapuis, the sponsor of a Phase I/II trial for this product candidate, for the treatment of high risk or relapsed AML, myelodysplasic syndrome, and chronic myeloid leukemia in patients who have received an allogeneic HSCT.

In this Phase I/II clinical trial in patients with high-risk AML who had received an allogeneic HSCT, our WT-1 TCR product candidate was well-tolerated, demonstrated the potential for long-term cell persistence, and provided early signals of clinical efficacy. Data were presented from the Phase I portion of this trial at the ASH meeting in December 2014. As described in the following table of investigator-reported interim data, 13 out of 15 patients are still alive as of November 10, 2014 with follow-up as long as 18 months and the genetically engineered TCR T cells remain detectable in 12 out of 15 patients, with follow-up ranging from five to 368 days from their last infusion.

Summary of Clinical Data WT-1

Patient	Disease status prior to study treatment	Disease at time of first infusion	Number of infusions	T cell persistence since last infusion	Outcome
1	Relapse 5 years after allogeneic HCT (medullary and extramedullary disease).	Present	3	14+	Progressive disease Second HCT
2	Relapse 10 years after first allogeneic HCT. MRD early after second HCT	Present	4 +IL2	293+	Remission 20 months after transplant
3	HCT at CR2. No evidence of disease after HCT	Absent	4 +IL2	40	Remission 19 months after transplant
4	Relapse with extramedulary disease one year after second allogeneic HCT	Absent	1	368+	Relapse 12 months after T cell infusion
5	Persistent disease after HCT	Present	1	5	Progressive disease (dead)
6	Second HCT for relapse 4 years after first HCT	Absent	4 +IL2	200+	Remission 13 months after transplant
7	Persistent disease after HCT	Present	1	14	Progressive disease (dead)
8	HCT in CR2. MRD early after transplant	Present	1	176+	Ongoing MRD (azacitidine)
9	HCT in CR2. Relapse early after transplant	Present	4 +IL2	14+	Progressive disease
10	HCT at CR1, high risk AML (deletion 5q). No evidence of disease after HCT	Absent	1 (1x1010)/m2	110+	Remission 5 months after transplant
11	HCT at CR1, high risk AML (trisomy 8). No evidence of disease after HCT	Absent	1 (1x1010) /m2	104+	Remission 10 months after transplant
12	HCT at CR1, high risk AML(FLT3 – ITD). No evidence of disease after HCT	Absent	1 (1x1010) /m2	97+	Remission 6 months after transplant
13	HCT at CR1, high risk AML (translocation (11;19)). No evidence of disease after HCT	Absent	2 (1x1010) /m2 +IL2	58+	Remission 5 months after transplant
14	Second HCT for relapse 5 years after first HCT	Present	2 (1x1010) /m2 + IL2	56+	Ongoing MRD (azacitidine)
15	Second HCT for relapse disease ~2 years after first HCT	Absent	1 (3x109)/m2	14+	Ongoing treatment on study

Source: FHCRC 2014 ASH Presentation

Our WT-1 TCR product candidate has been generally well tolerated in this trial. There have been no observed events of sCRS in these patients. The following table identifies the prevalence of all adverse events that are grade 3 or grade 4 based on investigator-reported interim data, whether or not treatment related.

Grade 3 or Higher Adverse Events, Whether or Not Treatment Related

WT-1

Total Treated (N=15)
Cytokine release syndrome
Fever	2 (13.3%)
Chills	1 (6.7%)
Fatigue	2 (13.3%)
Hypotension	3 (20.0%)
Hypoxia	1 (6.7%)

Hematological abnormalities
Lymphopenia	15 (100.0%)
Anemia	8 (53.3%)
White blood cell count decrease	1 (6.7%)
Neutrophil count decrease	3 (20.0%)
Thrombocytopenia	10 (66.7%)

Chemistry abnormalities
Hyponatremia	3 (20.0%)
Hypophosphatemia	3 (20.0%)

Miscellaneous
Infection	2 (13.3%)
Peripheral neuropathy	1 (6.7%)
Maculo-Papular Rash	1 (6.7%)

We have identified potential process changes that may allow this product candidate to be manufactured more efficiently. We plan to begin a new Phase I clinical trial in 2015 with our WT-1 directed TCR in patients with AML and solid tumors such as non-small cell lung cancer, with initial data expected in 2016.

Process Development and Manufacturing

We are devoting significant resources to process development and manufacturing in order to optimize the safety and efficacy of our product candidates, as well as to reduce our per unit manufacturing costs and time to market. The manufacture of our product candidates involves complex processes, including harvesting T cells from patients, genetically engineering the T cells ex vivo, multiplying the T cells to obtain the desired dose, and ultimately infusing the T cells back into a patient’s body.

Our process development group is focused on two key initiatives. The first is investigating novel approaches to manufacture our products, including improving cell selection techniques, T cell activation methods and cryopreservation of manufacturing intermediates. The second is systematically characterizing our manufacturing processes, including product intermediates and manufacturing unit operations. This characterization effort will allow us to implement process changes over the entire product lifecycle and to quickly react to changing process technologies that can lead to reductions in per unit manufacturing costs and shorter process cycle times. In addition, we plan to establish an automated, closed platform manufacturing process. Such a process should give us the ability to conduct manufacturing in a non-classified, lower cost manufacturing environment.

To date, we have leveraged our relationships with our founding institutions for manufacturing for its Phase I/II clinical trials. Doing so has significantly accelerated our ability to advance clinical trials, gain insights into the multiple manufacturing processes and establish an infrastructure for future Phase I trials.

Our manufacturing strategy is designed to meet the demand needs of clinical supply and commercial launch. We intend to establish our own manufacturing facility and use facilities operated by one or more CMOs. This approach will position us to support multi-center clinical trials and commercialization.

Our goal is to carefully manage our fixed cost structure, maximize optionality, and drive long-term cost of goods as low as possible. The use of a CMO with established current good manufacturing processes, or cGMPs, infrastructure will increase the speed with which capacity can be brought online. We plan to complement the use of a CMO by establishing our own cGMP manufacturing facility to be brought on-line after the CMO. We believe that operating our own manufacturing facility will provide us with enhanced control of material supply for both clinical trials and the commercial market, will enable the more rapid implementation of process changes, and will allow for better long-term margins. In addition, the use of both a CMO and our own facility will provide capacity flexibility to meet potential changes in demand.

Our manufacturing strategy is currently structured to support our U.S. development plans. Although we believe the manufacturing strategy developed for the United States will be applicable in other geographies, specific supply strategies for other geographies will be developed as part of our clinical and commercial plans for such other geographies.

Commercialization Plan

We currently have no sales, marketing or commercial product distribution capabilities and have no experience as a company in marketing products. We intend to build our own global commercialization capabilities over time.

In the United States, there are approximately 6,000 patients diagnosed with ALL and 70,000 patients diagnosed with NHL each year. If any of our CD19 product candidates are approved, we expect to commercialize those products in the United States with a focused specialty sales force targeting the 41 hospitals and clinics designated as Comprehensive Cancer Centers by the National Cancer Institute. We believe we can address physicians who treat our proposed clinical indications with a direct specialty sales force.

Outside the United States, we have not yet defined our regulatory and commercial strategy for our CD19 product candidates. We expect to outline our plan in at least the EU in 2015. Our commercial strategy for markets outside the United States may include the use of strategic partners, distributors, a contract sales force or the establishment of our own commercial structure. We plan to further evaluate these alternatives as we approach approval for one of our product candidates.

As additional product candidates advance through our pipeline, our commercial plans may change. In particular, some of our pipeline assets target potentially large solid tumor indications. Data, the size of the development programs, the size of the target market, the size of a commercial infrastructure, and manufacturing needs may all influence our U.S., EU, and rest-of-world strategies.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from our collaborators or other third parties. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates, continuing innovation, and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the field of immunotherapy. We additionally rely on data exclusivity, market exclusivity, and patent term extensions when available, and plan to seek and rely on regulatory protection afforded through orphan drug designations. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, and improvements; to preserve the confidentiality of our trade secrets; to maintain our licenses to use intellectual property owned by third parties; to defend and enforce our proprietary rights, including our patents; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

We have developed and in-licensed numerous patents and patent applications and possess substantial know-how and trade secrets relating to the development and commercialization of immunotherapy product candidates, including related manufacturing processes and technology. Many of these in-licensed patents and patent applications claim the inventions of investigators at MSK, FHCRC, SCRI, City of Hope, and St. Jude, as described in more detail in the section captioned “—Licenses and Third Party Research Collaborations.” As of December 5, 2014, our owned and licensed patent portfolio consists of approximately 15 licensed U.S. issued patents, approximately 17 licensed U.S. pending patent applications, and approximately nine owned U.S. pending patent applications covering certain of our proprietary technology, inventions, and improvements and our most advanced product candidates, as well as approximately 14 licensed patents issued in jurisdictions outside of the United States and approximately 61 licensed patent applications pending in jurisdictions outside of the United States that, in many cases, are counterparts to the foregoing U.S. patents and patent applications. For example, these patents and patent applications include claims directed to:

•	selective enrichment of defined T cell subsets;

•	adoptive immunotherapy using defined T cell compositions;

•	proprietary CAR constructs;

•	customized spacer domains for improved tumor recognition;

•	engineered transgene for T cell selection and in vivo ablation;

•	bispecific CARs;

•	armored CARs; and

•	enhanced affinity T cell receptors.

As for the immunotherapy products and processes we develop and commercialize, in the normal course of business, we intend to pursue, when possible, composition, method of use, dosing and formulation patent protection. We may also pursue patent protection with respect to manufacturing and drug development processes and technology. The patents and patent applications outside of the United States in our portfolio are held primarily in Europe, Canada, Japan, and Australia.

Individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. Our issued patents will expire on dates ranging from 2015 to 2031. If patents are issued on our pending patent applications, the resulting patents are projected to expire on dates ranging from 2022 to 2035. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of immunotherapy has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our products and the methods used to manufacture those products. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our products. We have conducted analyses of the patent landscape with respect to our CD19 product candidates, and based on these analyses, we believe we will have freedom to operate with respect to our most advanced CD19 product candidates, by which we mean we believe that we will be able to commercialize them. However, the area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our patented product candidates and practicing our proprietary technology. Our issued patents and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Patent disputes are sometimes interwoven into other business disputes. For example, we are a party in a lawsuit captioned Trustees of the University of Pennsylvania v. St. Jude Children’s Research Hospital, Civil Action No. 2:13-cv-01502-SD (E.D. Penn.), which concerns both a contractual dispute between St. Jude and the Trustees of the University of Pennsylvania, or Penn, and a dispute about U.S. Patent No. 8,399,645, or the ’645 Patent, which St. Jude has exclusively licensed to us. The lawsuit is described further below, in “—Legal Proceedings.”

Our registered trademark portfolio currently contains 20 registered trademark applications, consisting of two pending trademark applications in the United States and 18 pending trademark applications in Australia, Canada, China, the EU, India, Japan, Korea, and Singapore, and under the Madrid Protocol. We may also rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology and product candidates, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators, and advisors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or may be independently discovered by competitors. To the extent that our employees, contractors, consultants, collaborators, and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology, inventions, improvements and products, please see the section on “Risk Factors—Risks Related to Intellectual Property.”

Licenses and Third-Party Research Collaborations

Fred Hutchinson Cancer Research Center License and Collaboration Agreement

In October 2013, we entered into a license agreement with FHCRC that grants us an exclusive, worldwide, sublicensable license under certain patent rights, and a non-exclusive, worldwide, sublicensable license under certain technology, to research, develop, manufacture, improve, and commercialize products and processes covered by such patent rights or incorporating such technology for all therapeutic uses for the treatment of human cancer. This agreement was amended and restated in November 2014. The patents and patent applications covered by this agreement are directed, in part, to CAR constructs, including target specific constructs and customized spacer regions, TCR constructs, and their use for immunotherapy. Pursuant to this license agreement, we have rights to two pending U.S. patent applications, two pending Patent Cooperation Treaty applications, and other patents and patent applications in jurisdictions outside the United States. We paid to FHCRC an upfront payment of $250,000 upon entering into this agreement. We are required to pay to FHCRC an annual maintenance fee of $50,000 for the first four years of the agreement’s term and thereafter minimum annual royalties of $100,000 per year, with such payments reduced by the amount of running royalties paid to FHCRC in the applicable prior year. We may be obligated to pay to FHCRC up to a maximum of $6.75 million per licensed product, which includes JCAR014 and JCAR017, upon our achievement of certain specified clinical and regulatory milestones. In addition, the license agreement provides that we are required to pay to FHCRC low single-digit royalties based on annual net sales of the licensed products by us and by our sublicensees. We are also required to pay to FHCRC a portion of the payments that we receive from sublicensees of the rights licensed to us by FHCRC, on a tiered basis, up to a cap. In addition, we have agreed to use a set amount of these sublicensee payments to support the research and development of licensed products, and if, by the fifth anniversary of the license agreement, we have received at least such amount in sublicensee payments but have spent less than such amount on such research and development activities, we must pay to FHCRC the difference between such set amount and the actual amounts we have spent on such activities.

The license agreement will expire on the later of the expiration of the last to expire of the licensed patents rights covering a licensed product, on a country-by-country basis, or 15 years following the regulatory approval of the first licensed product. We may terminate the agreement at will upon 90 days’ notice, in its entirety, on a country-by-country basis, or with respect to any aspect of any licensed patent. FHCRC has the right to terminate the agreement upon 90 days’ notice in the event of our uncured breach, but upon 45 days’ notice if such breach is of a payment or reporting obligation, and upon written notice if we are more than three days late with any payment obligation on any two occasions within a 12-month period. FHCRC may also terminate the agreement upon 30 days’ written notice if we challenge, or notify FHCRC that we intend to challenge, the validity or enforceability of any of the licensed patent rights, and the agreement will terminate automatically in the event of our bankruptcy or insolvency. Upon termination, but not expiration, of the agreement, we are required, upon FHCRC’s request, to timely enter into good faith negotiations with FHCRC’s future licensees for the purpose of granting licensing rights to our modifications to or improvements upon the licensed patents or technologies.

Also in October 2013, we entered into a collaboration agreement with FHCRC under which we committed to provide to FHCRC aggregate research funding of $8.0 million over a period of six years relating to the research and development of cellular immunotherapy products. The research will be conducted in accordance with a written plan and budget approved by the parties. We have an exclusive option to obtain a royalty-bearing license to intellectual property owned by FHCRC that is developed in connection with the work conducted under the collaboration agreement, such license to be exclusive with respect to patents and patent applications and non-exclusive with respect to any other intellectual property. In addition, FHCRC granted us an exclusive, perpetual, royalty-free, sublicenseable license to any such intellectual property that constitutes an improvement to any process used to manufacture any human cellular and tissue-based collaboration study product, for the development and/or commercialization of cellular immunotherapy products.

The term of the collaboration agreement shall continue for six years from the effective date, unless earlier terminated. Either party may terminate the collaboration agreement, in its entirety or with respect to a particular collaboration project, upon 30 days’ prior written notice in the case of the other party’s uncured material breach. Either we or FHCRC may also terminate upon written notice in the event of the other party’s bankruptcy or insolvency.

In connection with the collaboration agreement in October 2013, we entered into a letter agreement with FHCRC pursuant to which we issued to FHCRC 3,274,998 shares of our common stock and also agreed to make success payments to FHCRC, payable in cash or publicly-traded equity at our discretion. These success payments are based on increases in the per share fair market value of our common stock during the success payment period, which is a period of time that begins on the date of our collaboration agreement with FHCRC and ends on the later of: (1) the eighth anniversary of that date and (2) the earlier of (a) the eleventh anniversary of that date and (b) the third anniversary of the first date on which the FDA issues formal written approval for us to market a pharmaceutical or biologic product developed at least in part by our company. Success payments will be owed (if applicable) after measurement of the value of our common stock in connection with the following valuation dates during the success payment period: (1) the date on which we complete an initial public offering of our common stock, or our shares otherwise become publicly traded; (2) the date on which we sell, lease, transfer, or exclusively license all or substantially all of our assets to another company; (3) the date on which we merge or consolidate with or into another entity (other than a merger in which our pre-merger stockholders own a majority of the shares of the surviving entity), (4) any date on which ARCH Venture Fund VII, L.P. or C.L. Alaska L.P. transfers a majority of its shares of company capital stock held by it on such date to a third party; (5) the second anniversary of any event described in the preceding clauses (1), (2), (3) or (4), but only upon a request by FHCRC made within 20 calendar days after receiving written notice from us of such event; and (6) the last day of the success payment period. Any success payment will generally be made within 90 days after the applicable valuation date, except that (1) in the case of an initial public offering, the payment will be made on the first anniversary of the initial public offering (or a 90-day grace period following such anniversary, at our option, if we are contemplating capital market transactions during such grace period), and (2) in the case of a merger or sale of all of our company’s assets, the success payment will be made on the earlier of the 90th day following the transaction or the first date that transaction proceeds are paid to any of our stockholders. In the case of an initial public offering, the value of our common stock will be determined by the average trading price of a share of our common stock over the consecutive 90-day period preceding the date the success payment is made; the value will otherwise be determined either, in the case of a merger or stock sale, by the consideration paid in the transaction for each share of our stock or, in all other cases, by a baseball arbitration process. The amount of a success payment is determined based on whether the value of our common stock meets or exceeds certain specified threshold values ascending from $20.00 per share to $160.00 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. Each threshold is associated with a success payment, ascending from $10 million at $20.00 per share to $375 million at $160.00 per share, payable if such threshold is reached. Any previous success payments made to FHCRC are credited against the success payment owed as of any valuation date, so that FHCRC does not receive multiple success payments in connection with the same threshold. The success payments paid to FHCRC will not exceed, in aggregate, $375 million, which would be owed only when the value of the common stock reaches $160.00 per share. In June 2014, we entered into an amendment of the letter agreement with FHCRC to provide that certain indirect costs related to the collaboration projects conducted by FHCRC are fully creditable against any success payments.

Memorial Sloan Kettering License and Research Agreement

In November 2013, we entered into a license agreement with MSK that grants us a worldwide, sublicensable license to certain patent rights and intellectual property rights related to certain know-how to develop, make, and commercialize licensed products and to perform services for all therapeutic and diagnostic uses, which license is exclusive with respect to such patent rights and tangible materials within such know-how, and nonexclusive with respect to such know-how and related intellectual property rights. The patents and patent applications covered by this agreement are directed, in part, to CAR constructs, including bispecific and armored CARs, and their use for immunotherapy. Pursuant to this license agreement, we have rights to two issued U.S. patents, three pending U.S. patent applications, three pending Patent Cooperation Treaty applications, and other patents and patent applications in jurisdictions outside the United States. Upon entering the agreement, we paid MSK an upfront payment of $6.9 million, and we are required to pay to MSK annual minimum royalties of $100,000 commencing on the fifth anniversary of the license agreement, with such payments creditable against royalties. The license agreement requires us to pay to MSK mid-to-high single-digit royalties based on annual net sales of licensed products or the performance of licensed services by us and our affiliates and sublicensees, which royalty will be reduced in the case of licensed products or services that are not covered by a valid patent in the country in which such products or services are manufactured or commercialized. In addition, if the first product we commercialize contains a chimeric antigen receptor T cell that is not a licensed product under the terms of the agreement, we are required to pay to MSK a below-single-digit royalty on net sales of such product for ten years after the first commercial sale of such product. We may also be obligated to pay to MSK up to a maximum of $6.75 million in clinical and regulatory milestone payments for each licensed product, which includes JCAR015. In addition, we are required to pay to MSK a percentage of certain payments that we receive from sublicensees of the rights licensed to us by MSK, which percentage will be based upon the date we receive such payments, the commitments we make for the development of licensed products under the agreement, or the achievement of certain clinical milestones.

The license agreement will expire, on a country-by-country and licensed-product-by-licensed-product and/or licensed-service-by-licensed-service basis, until the later of the expiration of the last to expire of the patents and patent applications covering such licensed product or service, the expiration of any market exclusivity period granted by a regulatory authority for such licensed product or service in such country, ten years from the first commercial sale of such licensed product or service in such country, or ten years from the first commercial sale of such licensed product or service in such country, where such product or service was never covered by a valid patent or patent application in such country. Upon the expiration of the agreement in any country for a particular licensed product, we will retain a nonexclusive, royalty-free license in such country to the licensed know-how useful to manufacture or commercialize such product. MSK may terminate the license agreement upon 90 days’ notice in the event of our uncured material breach, or upon 30 days’ notice if such breach is of a payment obligation. MSK may also terminate the agreement upon written notice in the event of our bankruptcy or insolvency or our conviction of a felony relating to the licensed products, or if we challenge the validity or enforceability of any licensed patent right. In addition, we have the right to terminate the agreement in its entirety at will upon 30 days’ notice to MSK, but if we have commenced the commercialization of licensed products we can only terminate at will if we cease all development and commercialization of licensed products.

Also in November 2013, we entered into a master sponsored research agreement, which we refer to as the MSRA, with MSK pursuant to which we committed to provide aggregate research funding to MSK of $2.2 million over a period of five years. The research will be conducted in accordance with a written plan and budget approved by the parties. We have an exclusive option to obtain an exclusive, worldwide, royalty-bearing, sublicensable license to intellectual property owned by MSK developed in connection with the work conducted under the MSRA, and an exclusive option to obtain an exclusive, worldwide, sublicensable license to MSK’s interest in any improvements to the intellectual property licensed by us to MSK for conducting a research project. If the exclusive license agreement with MSK described above is still in effect, any such intellectual property licensed by us pursuant to our exercise of either such option shall be included within the rights licensed to us under the exclusive license agreement, although we may agree to additional diligence and other obligations. The term of the MSRA shall continue until the activities set forth in each statement of work entered into under the MSRA are completed. The MSRA may be terminated by either party upon 90 days’ notice in the event of the other party’s uncured material breach. MSK may terminate the MSRA upon 30 days’ notice in the event of our uncured failure to make a payment.

Also in November 2013, we entered into a master clinical study agreement, which we refer to as the MCSA, with MSK pursuant to which we committed to provide aggregate funding to MSK of up to $7.2 million for six clinical studies to be conducted at MSK on our behalf. Each such clinical study will be conducted in accordance with a written plan and budget and protocol approved by the parties. We have an exclusive option to obtain an exclusive, worldwide, royalty-bearing, sublicensable license to intellectual property owned by MSK developed in connection with the work conducted under the MCSA, and an exclusive option to obtain an exclusive, worldwide, sublicensable license to MSK’s interest in any improvements to the intellectual property licensed by us to MSK to conduct any clinical study under the MCSA. If the exclusive license agreement with MSK described above is still in effect, any such intellectual property licensed by us pursuant to our exercise of either such option shall be automatically included within the rights licensed to us under the exclusive license agreement. The MCSA has a term of five years and may be terminated by either party upon 30 days’ notice in the event of the other party’s uncured material breach, or upon written notice in the event of the other party’s bankruptcy or insolvency.

In connection with these arrangements, in November 2013 we entered into a letter agreement with MSK pursuant to which we issued to MSK 500,000 shares of our common stock and agreed to make success payments to MSK, payable in cash or publicly-traded equity at our discretion. These success payments are based on increases in the per share fair market value of our common stock during the success payment period, which is a period of time that begins on the date of our research agreement with MSK and ends on the later of (1) the eighth anniversary of that date and (2) the earlier of (a) the 11th anniversary of that date and (b) the third anniversary of the first date on which the FDA issues formal written approval for us to market a pharmaceutical or biologic product developed at least in part by our company. Success payments will be owed (if applicable) after measurement of the value of our common stock in connection with the following valuation dates during the success payment period: (1) the date on which we complete an initial public offering of our common stock, or our shares otherwise become publicly traded; (2) the date on which we sell, lease, transfer, or exclusively license all or substantially all of our assets to another company; (3) the date on which we merge or consolidate with or into another entity (other than a merger in which our pre-merger stockholders own a majority of the shares of the surviving entity), (4) any date on which ARCH Venture Fund VII, L.P. or C.L. Alaska L.P. transfers a majority of its shares of company capital stock held by it on such date to a third party; (5) the second anniversary of any event described in the preceding clauses (1), (2), (3) or (4), but only upon a request by MSK made within 20 calendar days after receiving written notice from us of such event; and (6) the last day of the success payment period. Any success payment will generally be made within 90 days after the applicable valuation date, except that (1) in the case of an initial public offering, the payment will be made on the first anniversary of the initial public offering (or a 90-day grace period following such anniversary, at our option, if we are contemplating capital market transactions during such grace period), and (2) in the case of a merger or sale of all of our company’s assets, the success payment will be made on the earlier of the 90th day following the transaction or the first date that transaction proceeds are paid to any of our stockholders. In the case of an initial public offering, the value of our common stock will be determined by the average trading price of a share of our common stock over the consecutive 90-day period preceding the date the success payment is made; the value will otherwise be determined either, in the case of a merger or stock sale, by the consideration paid in the transaction for each share of our stock or, in all other cases, by a baseball arbitration process. The amount of a success payment is determined based on whether the value of our common stock meets or exceeds certain specified threshold values ascending from $40.00 per share to $120.00 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. Each threshold is associated with a success payment, ascending from $10 million at $40.00 per share to $150 million at $120.00 per share, payable if such threshold is reached. Any previous success payments made to MSK are credited against the success payment owed as of any valuation date, so that MSK does not receive multiple success payments in connection with the same threshold. The success payments paid to MSK will not exceed, in aggregate, $150 million, which would be owed only when the value of the common stock reaches $120.00 per share.

Seattle Children’s Research Institute License and Collaboration Agreement

In February 2014, we entered into a license agreement with SCRI that grants to us an exclusive, worldwide, royalty-bearing sublicensable license to certain patent rights to develop, make, and commercialize licensed products and to perform licensed services for all therapeutic, prophylactic, and diagnostic uses. The patents and patent applications covered by this agreement are directed, in part, to regulated transgene expression and CAR constructs, including bispecific CARs and customized spacer regions, and their use for immunotherapy. Pursuant to this license agreement, we have rights to five pending U.S. patent applications, one pending Patent Cooperation Treaty application, and other patents and patent applications in jurisdictions outside the United States. Under the terms of the agreement, we paid SCRI an upfront payment of $200,000 and are required to pay to SCRI annual license maintenance fees, creditable against royalties and milestone payments due to SCH, of $50,000 per year for the first five years and $200,000 per year thereafter. Pursuant to the license agreement, we are obligated to pay to SCRI low single-digit royalties based on annual net sales of licensed products and licensed services by us and our affiliates and sublicensees. Based on the progress we make in the advancement of licensed products, including JCAR014 and JCAR017, we may be required to make clinical, regulatory, and commercial milestone payments totaling up to $9 million in the aggregate per licensed product. In addition, we are required to pay to SCRI a percentage of the payments that we receive from sublicensees of certain rights licensed to us by SCRI, up to an aggregate of $15 million, which percentage will be based upon the date we receive such payments and the achievement of certain clinical and regulatory milestones. The term of the license agreement will continue until the expiration or abandonment of all licensed patents and patent applications. We have the right to terminate the agreement at will upon 60 days’ written notice to SCRI. SCRI may terminate the agreement upon 90 days’ notice in the event of our uncured material breach, or upon 30 days’ notice if such breach is of a payment obligation. SCRI may terminate the agreement immediately if we challenge the enforceability, validity, or scope of any licensed patent right or assist a third party to do so. The agreement will terminate immediately in the event of our bankruptcy or insolvency.

Also in February 2014, we entered into a sponsored research agreement with SCRI pursuant to which we committed to provide research funding to SCRI totaling not less than $1.5 million over a period of five years. The research will be conducted in accordance with a written plan and budget approved by the parties. We have an exclusive option to obtain an exclusive license to certain improvements, inventions, and other intellectual property rights owned by SCRI developed in connection with the work conducted under the sponsored research agreement. In some circumstances, we may be required to pay an option exercise fee to SCRI of up to $100,000 per improvement. When improvements provide substantial new functionality or commercial benefit and can be practiced without a license to any of the patents already licensed under the license agreement, we may agree to additional royalties, development milestones, and diligence obligations. The term of the sponsored research agreement continues for five years. SCRI may terminate the agreement for any reason upon 180 days’ notice, or immediately if the principal investigator is unable to continue performing the research and there is no successor acceptable to both parties. Either party may terminate the agreement upon 30 days’ notice in the event of the other party’s uncured material breach.

City of Hope License Agreement

In November 2009, ZetaRx LLC, or ZetaRx, entered into a license agreement with City of Hope, or COH, pursuant to which ZetaRx was granted an exclusive, worldwide, royalty-bearing license under certain patent rights to manufacture and commercialize products involving genetically engineered white blood cells for the treatment or prevention of disease in humans. The patents and patent applications covered by this agreement are directed, in part, to CAR constructs, including bispecific CARs and T cell ablation technologies, and their use for immunotherapy. Pursuant to this license agreement, we have rights to 11 issued U.S. patents, three pending U.S. patent applications, and other patents and patent applications in jurisdictions outside the United States. The license is sublicensable with consent, and our sublicensees cannot grant further sublicenses. This license agreement was assumed by us in connection with our acquisition of certain of ZetaRx’s assets in October 2013. Under the terms of the license agreement, we are required to pay COH an annual license maintenance fee of $25,000, which payment is creditable against any other royalties due for the applicable year. In addition, the license agreement requires us to pay COH low single-digit royalties on annual net sales by us and our sublicensees. In addition, we are required to pay COH a fixed percentage of certain payments we receive from sublicensees of the technology licensed to us by COH.

The license agreement shall expire, on a country-by-country basis, upon the expiration of the last to expire of the patent rights licensed to us in such country. The agreement may be terminated by either party upon 30 days’ prior written notice in the event of the other party’s uncured material breach. In addition, COH may terminate the agreement immediately upon written notice in the event of bankruptcy or insolvency of our company, or if we do not reach certain clinical milestones by certain dates.

St. Jude Children’s Research Hospital Agreement

In December 2013, we entered into an agreement with St. Jude pursuant to which we (1) obtained control over, and are obliged to pursue and defend, St. Jude’s causes of action in a pending litigation in the Eastern District of Pennsylvania, Trustees of the University of Pennsylvania v. St. Jude Children’s Research Hospital, Civil Action No. 2:13-cv-01502-SD, or the Penn litigation, in which we and St. Jude are each adverse to the Trustees of the University of Pennsylvania, or Penn, and Novartis Pharmaceutical Corporation, and (2) acquired an exclusive, worldwide, royalty-bearing license under certain patent rights owned by St. Jude, including U.S. Patent No. 8,399,645, or the ’645 Patent, to develop, make, and commercialize licensed products and services for all therapeutic, diagnostic, preventative, and palliative uses. The patents and patent applications covered by this agreement are directed, in part, to CAR constructs capable of signaling both a primary and a co-stimulatory pathway. Pursuant to this license agreement, we have rights to one issued U.S. patent and two pending U.S. patent applications. The Penn litigation concerns both the ’645 Patent and a contractual dispute between St. Jude and Penn. We also obtained settlement authority in the Penn litigation, subject to certain conditions, including St. Jude’s prior written consent, which may not be unreasonably withheld, and the right to a majority of any recovery in the Penn litigation above a certain threshold.

Upon entering into this agreement, we made an initial payment to St. Jude of $25 million. In addition, the agreement requires us to pay St. Jude low single-digit royalties on net sales of licensed products and services. We are also obligated to pay a $100,000 minimum annual royalty for the first two years of the agreement, and a $500,000 minimum royalty thereafter through the term of the agreement. In addition, we are required to make milestone payments of up to an aggregate of $62.5 million upon the achievement of specified clinical, regulatory, and commercialization milestones for licensed products, which includes JCAR014 and JCAR017. In addition, we are required to pay St. Jude a percentage of certain payments we receive from sublicensees of the rights licensed to us by St. Jude or in settlement of litigation with respect to such rights. We are also required to pay a percentage of St. Jude’s reasonable legal fees incurred in connection with the Penn litigation.

The term of the agreement will expire, on a country-by-country basis, upon the expiration of the last to expire of the licensed patents and patent applications in such country. The agreement may be terminated by either party in the event of the other party’s bankruptcy or insolvency, or upon advance written notice in the event of the other party’s uncured breach. We may terminate the agreement at will, in its entirety or with respect to any particular licensed patent or patent application, upon advance written notice to St. Jude.

License Agreements with Fred Hutchinson Cancer Research Center assumed from ZetaRx

We assumed two license agreements with FHCRC in connection with our acquisition of certain of ZetaRx’s assets in October 2013. ZetaRx entered into these license agreements with FHCRC in 2009 and in 2012, or the 2009 FHCRC Agreement and the 2012 FHCRC Agreement, respectively. These agreements were amended and restated in November 2014. Under each of these license agreements, we received an exclusive, worldwide, sublicensable license under patent and technology rights to make, manufacture, use, and commercialize products (and, under the 2009 FHCRC Agreement only, services) for all fields of use. The patents and patent applications covered by these agreements are directed, in part, to defined T cell compositions and their use for immunotherapy. Pursuant to these license agreements, we have rights to one issued U.S. patent, three pending U.S. patent applications, and other patents and patent applications in jurisdictions outside the United States. Pursuant to each of the agreements, we are required to pay FHCRC a low single-digit running royalty based on annual net sales of licensed products (and, under the 2009 FHCRC Agreement only, licensed services)

by us and by our affiliates and sublicensees. In addition, under each agreement, we are required to pay to FHCRC a minimum annual royalty of $5,000 until we receive FDA approval of a licensed product, and a minimum annual royalty of $20,000 thereafter for the remainder of the applicable agreement term, which payments will be creditable against any running royalties due to FHCRC under the respective license agreements. Under the 2012 FHCRC Agreement, we are required to pay to FHCRC up to an aggregate of $1.35 million upon our achievement of certain clinical and regulatory milestones relating to the licensed products, which includes JCAR014 and JCAR017. In addition, under each of the license agreements, we are required to pay FHCRC a fixed percentage of certain payments that we receive from sublicensees of the rights licensed to us by FHCRC, up to a cap.

Unless earlier terminated, each of these license agreements will expire upon the expiration of the last to expire of the patent rights licensed to us under the respective agreements. Each agreement may be terminated by FHCRC upon 90 days’ written notice if we fail to provide satisfactory written evidence that we have submitted an IND application to the FDA, by June 2015 in the case of the 2009 FHCRC Agreement, and by January 2017 in the case of the 2012 FHCRC Agreement. We have the right to terminate each of the agreements at will, in part or in their entirety, upon 60 days’ written notice to FHCRC. Each of the license agreements may also be terminated by FHCRC in the event of our bankruptcy or insolvency, upon 90 days’ written notice in the event of our uncured material breach, and upon 30 days’ written notice in the event of our uncured breach of a payment or reporting obligation. Upon termination, but not expiration, of either of these license agreements, we must grant to FHCRC a royalty-bearing, non-exclusive, non-sublicensable license with respect to any improvements we make based on the patents or technology licensed to us under the respective agreements.

Royalty and Milestone Obligations for JCAR015, JCAR017, and JCAR014

Under our existing license agreements, our overall royalty burden for net sales of each of JCAR015, JCAR017, and JCAR014 in the United States is less than 10%. We anticipate that the royalty burden will be lower outside of the United States. As of the date of this prospectus, based on our planned manufacturing processes for JCAR015, JCAR017, and JCAR014, the aggregate maximum amount of milestone payments we could be required to make under our existing license and collaboration agreements is $19.2 million, $88.1 million, and $90.3 million for JCAR015, JCAR017, and JCAR014, respectively. Included in the foregoing figures for JCAR015, JCAR017, and JCAR014 are $6.6 million, $70.4 million, and $71.6 million, respectively, in milestone payments that would be paid only for the first product candidate to meet the associated milestone. The amount of overlap among JCAR015, JCAR017, and JCAR014 with respect to milestones that would be paid only for the first product candidate to achieve the associated milestone is $3.6 million for JCAR015 and $70.4 million for each of JCAR017 and JCAR014, such that the combined aggregate maximum amount of milestone payments for JCAR015, JCAR017, and JCAR014 is $123.6 million. Certain milestones would be paid in euros, which have been estimated in U.S. dollars for the foregoing figures based on the exchange rate as of September 30, 2014.

Opus Bio License Agreement

In December 2014, we entered into a license agreement with Opus Bio pursuant to which, upon the satisfaction of certain specified conditions, we will be granted an exclusive, worldwide, sublicensable license under certain patent rights and data to research, develop, make, have made, use, have used, sell, have sold, offer to sell, import and otherwise exploit products that incorporate or use engineered T cells directed against CD22 and that are covered by such patent rights or use or incorporate such data. Certain of the licensed patent rights are in-licensed by Opus Bio from the National Institutes of Health, or NIH. The patents and patent applications covered by this agreement are directed, in part, to various human monoclonal antibodies specific for CD22 and their use in immunotherapy. Pursuant to this license agreement, we will have rights to four issued U.S. patents, two pending U.S. patent applications, and other patents and patent applications in jurisdictions outside the United States. The licensed data was generated under an agreement between Opus Bio and the National Cancer Institute, or NCI, and Opus Bio’s rights to the licensed data are not exclusive. Our rights to such data are therefore exclusive only as between us and Opus, and non-exclusive as between us and third parties, who may license such data from the NCI. Our license from Opus Bio will be limited to the field of treating B cell malignancies that express CD22 on their cell surface using CARs containing certain specified antibody binding fragments. The license grant will not become effective until (1) Opus Bio obtains the NIH’s consent to a sublicense to us under the licensed patents and (2) the NCI agrees to separate the activities under its agreement with Opus Bio exclusively relating to CD22 and to enter into a separate agreement with us relating to such activities on materially similar terms as such agreement and incorporate such activities into its agreement with us.

Upon the effectiveness of this license agreement, we will be required to make an upfront payment to Opus Bio of $20.0 million in cash and to issue to Opus Bio 1,602,564 shares of our capital stock. If the license agreement becomes effective prior to the closing of the offering contemplated by this prospectus, the equity consideration will consist of 686,813 shares of our Series B convertible preferred stock (which will convert into the same number of shares of common stock in connection with this offering) and 915,751 shares of our common stock. If the license agreement becomes effective on the day of or after the closing of this offering, all 1,602,564 shares of the equity consideration will consist of shares of our common stock. Under the agreement, we will be required to use commercially reasonable efforts to research, develop, and commercialize licensed products. Such development must be in accordance with the timelines provided in the license agreement for achievement of certain clinical, regulatory, and commercial benchmarks, and with the development plans set forth in Opus Bio’s agreements with the NIH.

Upon our achievement of certain clinical, regulatory, and commercial milestones set forth in the license agreement, we will be obligated to pay Opus Bio additional consideration. The consideration due upon achievement of the first three clinical milestones would consist of additional shares of our common stock in an amount equal to the dollar value specified for the applicable milestone, which is $52.5 million in the aggregate for the three milestones, divided by the greater of $10.92 and the arithmetic average of the daily volume-weighted average price of our common stock on The NASDAQ Global Select Market over the 30 trading days preceding the achievement of the milestone, up to a maximum of 4,807,692 shares in the aggregate (this minimum per share value and maximum number of shares subject, in each case, to adjustment for any stock dividend, stock split, combination of shares, or other similar events). Upon our achievement of any subsequent milestones, we will be obligated to pay Opus Bio cash consideration, which potential milestone payments total $215.0 million in the aggregate. Once certain milestones have been achieved, we will be required to spend at least $2.5 million per year on development and commercialization of licensed products.

The license agreement further provides that we are required to pay to Opus Bio tiered royalties based on annual net sales of licensed products by us and by our sublicensees, at rates ranging from the low-single to mid-single digits. We will also be required to make certain pass-through payments owed by Opus Bio to NIH under its NIH license agreements, including certain patent costs, development and commercial milestones of up to $2.8 million in the aggregate, and low single-digit royalties based on annual net sales.

Our obligations to pay royalties to Opus Bio will expire, on a country-by-country and licensed-product-by-licensed-product basis, upon the later of the expiration of the last-to-expire patent covering such product in such country and the expiration of the period of data protection or market exclusivity or similar protection granted by the regulatory authority in such country for such product. The license agreement will expire on the expiration of our payment obligations to Opus Bio and to the NIH. We may terminate the agreement if the conditions on its effectiveness have not been satisfied within 120 days of its execution. Opus Bio may terminate the agreement if such conditions have not been satisfied within 180 days of its execution. We may terminate the agreement at will upon 30 days’ prior written notice. Opus Bio has the right to terminate the agreement immediately in the event of our material breach, including our failure to meet certain regulatory, clinical, and commercial deadlines, that remains uncured after a period of notice from Opus Bio, and immediately upon notice in the event of our bankruptcy or insolvency. If we terminate for convenience, or if Opus Bio terminates due to our material breach, then we will be subject to obligations allowing Opus Bio to continue to develop licensed products, including transfer of certain materials and products, transfer of ownership of certain regulatory documents and any approved trademarks or brand names, the assignment of third-party agreements solely related to the licensed products and necessary for the research, development, or commercialization of the licensed products, our continued manufacture of the licensed products, and the grant of certain non-exclusive licenses under certain technology controlled by us. If we terminate the license agreement for convenience and Opus elects to continue to develop the licensed products, then we have the option to resume our rights under the license agreement in exchange for additional payment obligations to Opus.

Competition

The biotechnology and pharmaceutical industries, including in the gene therapy field, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.

In addition to the current standard of care for patients, commercial and academic clinical trials are being pursued by a number of parties in the field of immunotherapy. Early results from these trials have fueled continued interest in immunotherapy and our competitors include:

•	in the CAR space, Novartis / Penn, Kite Pharma / National Institutes of Health, or NIH, bluebird bio / Celgene / Baylor and Intrexon / Ziopharm;

•	in the TCR space, Adaptimmune / GlaxoSmithKline and Kite Pharma / NIH; and

•	in the cell therapy space, Cellectis / Pfizer.

We face competition from non-cell based treatments offered by companies such as Amgen, AstraZeneca, Bristol-Myers, Incyte, Merck, and Roche. Immunotherapy is further being pursued by several biotech companies as well as by large-cap pharma. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, and convenience.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices, or GLP, regulation;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before the trial is begun;

•	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of a Biologics License Application, or BLA, after completion of all pivotal clinical trials;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current Good Manufacturing Practices, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigations to assess compliance with Good Clinical Practices; and

•	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States, which must be updated annually when significant changes are made.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all. Prior to beginning the first clinical trial with a product candidate, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

When a trial using genetically engineered cells is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, prior to the submission of an IND to the FDA, a protocol and related documentation is submitted to and the study is registered with the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, or NIH Guidelines. Compliance with the NIH Guidelines is mandatory for investigators at institutions receiving NIH funds for research involving recombinant DNA, and many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. The NIH is responsible for convening the Recombinant DNA Advisory Committee, or RAC, a federal advisory committee, that discusses protocols that raise novel or particularly important scientific, safety, or ethical considerations at one of its quarterly public meetings. The OBA will notify the FDA of the RAC’s decision regarding the necessity for full public review of a protocol. RAC proceedings and reports are posted to the OBA web site and may be accessed by the public. If the FDA allows the IND to proceed, but the RAC decides that full public review of the protocol is warranted, the FDA will request at the completion of its IND review that sponsors delay initiation of the protocol until after completion of the RAC review process.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with current Good Clinical Practices, or cGCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent Institutional Review Board, or IRB, for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

•	Phase I— The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

•	Phase II— The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase II clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase III clinical trials.

•	Phase III— The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

•	Phase IV— In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase IV studies may be made a condition to approval of the BLA.

Phase I, Phase II and Phase III testing may not be completed successfully within a specified period, if at all, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review by the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by investigators. The submission of a BLA requires payment of a substantial User Fee to FDA, and the sponsor of an approved BLA is also subject to annual product and establishment user fees. These fees are typically increased annually. A waiver of user fees may be obtained under certain limited circumstances.

Once a BLA has been submitted, the FDA’s goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all, and we may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may request additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

A sponsor may seek approval of its product candidate under programs designed to accelerate FDA’s review and approval of new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. For a fast track product, the FDA may consider sections of the BLA for review on a rolling basis before the complete application is submitted if relevant criteria are met. A fast track designated product candidate may also qualify for priority review, under which the FDA sets the target date for FDA action on the BLA at six months after the FDA accepts the application for filing. Priority review is granted when there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. If criteria are not met for priority review, the application is subject to the standard FDA review period of 10 months after FDA accepts the application for filing. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Under the accelerated approval program, the FDA may approve a BLA on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing studies or completion of ongoing studies after marketing approval are generally required to verify the biologic’s clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. In addition, the Food and Drug Administration Safety and Innovation Act, or FDASIA, which was enacted and signed into law in 2012, established the new breakthrough therapy designation. A sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Sponsors may request the FDA to designate a breakthrough therapy at the time of or any time after the submission of an IND, but ideally before an end-of-phase II meeting with FDA. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. Breakthrough designation also allows the sponsor to file sections of the BLA for review on a rolling basis. We plan to seek designation as a breakthrough therapy for some or all of our CD19 product candidates. Our collaborator MSK obtained breakthrough therapy designation for JCAR015 for r/r ALL, but we will have to seek such designation separately under our own IND.

Fast Track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States and when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identify of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug many not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. We plan to seek orphan drug designation for some or all of our CD19 product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products. We have obtained orphan drug designation for each of JCAR015 and JCAR014 for the treatment of ALL.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may, among other things, halt our clinical trials, require us to recall a product from distribution, or withdraw approval of the BLA.

We rely, and expect to continue to rely, on third parties for the production of clinical quantities of our product candidates, and expect to rely in the future on third parties for the production of commercial quantities. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Other Healthcare Laws and Compliance Requirements

Our sales, promotion, medical education and other activities following product approval will be subject to regulation by numerous regulatory and law enforcement authorities in the United States in addition to FDA, including potentially the Federal Trade Commission, the Department of Justice, the Centers for Medicare and Medicaid Services, other divisions of the Department of Health and Human Services and state and local governments. Our promotional and scientific/educational programs must comply with the federal Anti-Kickback Statute, the Foreign Corrupt Practices Act, the False Claims Act, the Veterans Health Care Act, physician payment transparency laws, privacy laws, security laws, and additional state laws similar to the foregoing.

The federal Anti-Kickback Statute prohibits, among other things, the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. The government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Many states have similar laws that apply to their state health care programs as well as private payors.

The False Claims Act, or FCA, imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the FCA can result in significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multibillion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, companies have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements, restricting the manner in which they conduct their business. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, among other things, imposed new reporting requirements on drug manufacturers for payments or other transfers of value made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Drug manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013 – December 31, 2013) by March 31, 2014, and were required to report detailed payment data and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, drug manufacturers must submit reports by the 90th day of each subsequent calendar year. Certain states also mandate implementation of commercial compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians and other healthcare professionals.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

Coverage and Reimbursement

Sales of pharmaceutical products depend significantly on the availability of third-party coverage and reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. Although we currently believe that third-party payors will provide coverage and reimbursement for our product candidates, if approved, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive clinical studies to demonstrate the comparative cost-effectiveness of our products. The product candidates that we develop may not be considered cost-effective. It is time consuming and expensive for us to seek coverage and reimbursement from third-party payors. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the Affordable Care Act was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the Affordable Care Act of importance to our potential drug candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013, which will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our product candidates, if approved, and, accordingly, our financial operations.

We expect that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to develop or sell any products outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

In the EU, member states require both regulatory clearances by the national competent authority and a favorable ethics committee opinion prior to the commencement of a clinical trial. Under the EU regulatory systems, marketing authorization applications may be submitted under either a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU member states. It is compulsory for medicines produced by certain biotechnological processes. Because our products are produced in that way, we would be subject to the centralized process. Under the centralized procedure, pharmaceutical companies submit a single marketing authorization application to the EMA. Once granted by the European Commission, a centralized marketing authorization is valid in all EU member states, as well as the EEA countries Iceland, Liechtenstein and Norway. By law, a company can only start to market a medicine once it has received a marketing authorization.

Employees

As of September 30, 2014, we had 70 employees, approximately 33% of whom have an M.D., Ph.D. or other advanced degree. Substantially all of our employees are in Seattle, Washington. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Facilities

Our corporate headquarters are located in Seattle, Washington, where we lease approximately 41,000 square feet of office and laboratory space pursuant to lease agreements expiring in June 2017, with an early termination right that may be exercised by us with 120 days’ notice effective any date following March 31, 2016. This facility houses our research, clinical, regulatory, commercial and administrative personnel. We believe that our existing facilities are adequate for our near-term needs, but expect to need additional space as we grow and expand our operations. In particular, we intend to enter into a long-term lease of a facility in the greater Seattle, Washington area to house our manufacturing operations. To that end, we have entered into a non-binding letter of intent with respect to a ten-year lease of approximately 70,000 square feet of manufacturing and office space. We believe that suitable additional or alternative office, laboratory, and manufacturing space would be available as required in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from the ordinary course of business. Our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition or cash flows.

We are a party in a lawsuit, Trustees of the University of Pennsylvania v. St. Jude Children’s Research Hospital, Civil Action No. 2:13-cv-01502-SD (E.D. Penn.) which concerns a contractual dispute between Penn and St. Jude and a dispute regarding U.S. Patent No. 8,399,645, which St. Jude has exclusively licensed to us. Together with St. Jude, we are adverse to Penn and Novartis Pharmaceutical Corporation. On August 13, 2014 the Court ordered that a trial in the lawsuit begin in April 2015. We do not expect that a negative outcome in this litigation would have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of December 8, 2014 are as set forth below:

Name	Age	Position
Hans E. Bishop	50	President, Chief Executive Officer and Director
Steven D. Harr, M.D.	44	Chief Financial Officer and Head of Corporate Development
Mark W. Frohlich, M.D.	53	Executive Vice President, Research and Development
Bernard J. Cassidy	60	General Counsel and Secretary
Howard H. Pien(2)	57	Chairman of the Board
Hal V. Barron, M.D.(1)	51	Director
Anthony Evnin, Ph.D.(1) (3)	73	Director
Richard Klausner, M.D.	62	Director
Robert T. Nelsen(2) (3)	51	Director
Marc Tessier-Lavigne, Ph.D.(2)	54	Director
Mary Agnes Wilderotter(1) (3)	59	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and governance committee

Executive Officers

Hans E. Bishop, age 50, is one of our co-founders and has served as our chief executive officer and a member of our board of directors since September 2013. Mr. Bishop has also served as a member of the board of directors of Avanir Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company, since May 2012. Mr. Bishop previously served as chairman of the board of Genesis Biopharma, Inc., a biotechnology company, from January 2012 until November 2012. From February 2012 until October 2012, Mr. Bishop was the chief operating officer of Photothera Inc., a late-stage medical device company owned by Warburg Pincus, and he continued working with Warburg Pincus as an Executive in Residence until October 2013. Prior to joining Photothera Inc., Mr. Bishop served as executive vice president and chief operating officer at Dendreon Corporation, a publicly-traded biopharmaceutical company, from January 2010 to September 2011. Mr. Bishop has also served as the president of the specialty medicine business at Bayer Healthcare Pharmaceuticals Inc. from December 2006 to January 2010, where he was responsible for a diverse portfolio of neurology, oncology and hematology products. Mr. Bishop was employed by Chiron Corporation, a global biotechnology company, from January 2004 to August 2006, with commercial responsibilities that included service as its senior vice president of global commercial operations until its sale to Novartis Corporation. Mr. Bishop received a B.Sc. in Chemistry from Brunel University in London in 1987. Based on Mr. Bishop’s broad experience as an operating officer within the pharmaceutical industry and his executive experience in the biotechnology industry, our board of directors believes Mr. Bishop has the appropriate set of skills to serve as our chief executive officer and a member of our board of directors.

Steven D. Harr, M.D., age 44, has served as our chief financial officer and head of corporate development since April 2014. Dr. Harr was managing director and head of Biotechnology Investment Banking at Morgan Stanley from May 2010 until he joined us. Prior to his investment banking role at Morgan Stanley, Dr. Harr was Morgan Stanley’s lead biotech research analyst and co-head of global healthcare research. Dr. Harr received a B.A. in Economics from the College of the Holy Cross in 1993 and an M.D. from The Johns Hopkins University School of Medicine in 1998. Dr. Harr was a resident in internal medicine at the University of California, San Francisco from 1998 to 2000.

Mark W. Frohlich, M.D., age 53, has served as our executive vice president, research and development since February 2014. Prior to joining us, Dr. Frohlich served as executive vice president of research and development and chief medical officer of Dendreon Corporation, where he served in various capacities since August 2005. Dr. Frohlich received a B.S. in Electrical Engineering and Economics from Yale University in 1984 and an M.D. from Harvard Medical School in 1990. Dr. Frohlich was a resident in internal medicine and a fellow in oncology at the University of California, San Francisco from 1990 to 1997.

Bernard J. Cassidy, age 60, has served as our general counsel since January 2014. Prior to joining us, Mr. Cassidy served in various roles at Tessera Technologies, Inc., a semiconductor packaging company, from November 2008 to July 2013, including as its executive vice president, general counsel and secretary, and as president of Tessera Intellectual Property Corp. He served in various roles at Tumbleweed Communications Corp., a provider of secure messaging and secure file transfer solutions, from May 1999 to September 2008, including as its senior vice president, general counsel and secretary, with responsibility for legal, corporate development, and human resources matters. He practiced law at Wilson Sonsini Goodrich & Rosati, Professional Corporation, from August 1992 to May 1999, and at Skadden, Arps, Slate, Meagher & Flom LLP from September 1989 to July 1992. Mr. Cassidy received a B.A. in Philosophy from the Jesuit House of Studies, Loyola University, New Orleans in 1978, an M.A. in Philosophy from the University of Toronto in 1981, and a J.D. from Harvard Law School in 1988. He also completed the Executive Education Program for Growing Companies at Stanford Graduate School of Business in 2004.

Board of Directors

Howard H. Pien, age 57, has served as a member of our board of directors since January 2014 and as its chairman since September 2014. Mr. Pien is also the chairman designee of Reckitt Benckiser Pharmaceuticals, which is a division of the United Kingdom-based consumer goods conglomerate Reckitt Benckiser Group plc that is awaiting spinoff to become a public company under the name Indivior PLC. Mr. Pien has also served as a director of Vanda Pharmaceuticals, Inc. since June 2007, including as chairman of its board of directors from December 2010 until March 2014, and as a director of Ikaria, Inc., where he is the lead independent director, since April 2010. He also currently serves as a director of Immunogen, Inc., Bellerophon Therapeutics, Inc. and Sage Therapeutics, Inc. Mr. Pien previously served as president and chief executive officer and chairman of the board of directors of Medarex, Inc., a biopharmaceutical company, from June 2007 until its acquisition by Bristol-Myers Squibb in September 2009. Mr. Pien served as the chief executive officer and president of Chiron Corporation, a biotechnology company, from April 2003 until its acquisition by Novartis Corporation in 2006. Mr. Pien has been a director of several boards, including at ViroPharma, Inc., where he served as its lead independent director from December 2008 to January 2014 and has previously served as a chairman of the board of directors of Chiron Corporation. Mr. Pien also previously served as a director of the Biotechnology Industry Association and the Pharmaceutical Research and Manufacturers of America. Mr. Pien is also currently an advisor to the Life Sciences Practice of Warburg Pincus, a private equity firm. Mr. Pien received a B.S. from the Massachusetts Institute of Technology in 1979 and an M.B.A. from Carnegie-Mellon University in 1981. The board of directors believes that Mr. Pien’s extensive experience as a chief executive officer in the pharmaceutical industry, including an immuno-oncology company, and his expertise in corporate governance matters makes him an appropriate member of our board of directors.

Hal V. Barron, M.D., age 51, has served as a member of our board of directors since September 2014. Dr. Barron is currently the president of research and development at Calico Life Sciences LLC, a private biotechnology company, where he has been employed since November 2013. Previously, he served as executive vice president, head of global product development, and chief medical officer at Hoffmann-La Roche, or Roche, a global health care company, from January 2010 to November 2013. Dr. Barron was executive vice president at Genentech, which became a subsidiary of Roche in March 2009, from June 2009 to November 2013. While at Genentech, Dr. Barron also served as chief medical officer from June 2004 to November 2013, as senior vice president of development from June 2004 to June 2010, and as vice president of medical affairs from June 2002 to June 2004. Dr. Barron previously served as a director and member of the compensation committee of Alexza Pharmaceuticals Inc., a public pharmaceutical company, from December 2007 to May 2013. He received a B.S. in engineering physics from Washington University in 1985 and an M.D. from Yale University in 1989. The board of directors believes that Dr. Barron’s scientific and medical expertise, particularly in drug research and drug development, as well as his leadership in the biotechnology industry make him an appropriate member of our board of directors.

Anthony B. Evnin, Ph.D., age 73, has served as a member of our board of directors since January 2014. Dr. Evnin is currently a member of the board of directors of each of AVEO Pharmaceuticals, Inc. and Infinity Pharmaceuticals, Inc. as well as Constellation Pharmaceuticals, Inc., a private company. Since 1975, Dr. Evnin has served as partner of Venrock, a venture capital firm, and has been employed by Venrock since 1974. Dr. Evnin was formerly a director of many other biotechnology companies. He serves as a trustee of The Rockefeller University, as a trustee of The Jackson Laboratory, as a member of the boards of overseers and managers of Memorial Sloan Kettering Cancer Center, as a member of the board of directors of the New York Genome Center, as a member of the board of directors of the Albert and Mary Lasker Foundation, and as a trustee emeritus of Princeton University. Dr. Evnin received an A.B. from Princeton University in 1962 and a Ph.D. in Chemistry from the Massachusetts Institute of Technology in 1966. The board of directors believes that Dr. Evnin’s financial and investment expertise, scientific knowledge, and extensive service on public and private company boards, especially in life sciences, biotechnology and pharmaceutical industries, makes him an appropriate member of our board of directors.

Richard Klausner, M.D., age 62, has served as a member of our board of directors since inception in August 2013. Dr. Klausner is currently the senior vice president and chief medical officer of Illumina Corporation, a publicly-traded biotechnology company, where he has been employed since September 2013. He also serves as the chairman of the board of directors of Audax Health. Previously, he has served as managing partner of the venture capital firm, The Column Group from May 2005 to February 2011. Dr. Klausner was the executive director for global health of the Bill and Melinda Gates Foundation from 2002 to 2005 and was the eleventh director of the National Cancer Institute between 1995 and 2001. Dr. Klausner also served as chief of the cell biology and metabolism branch of the National Institute of Child Health and Human Development as well as a past president of the American Society of Clinical Investigation. Dr. Klausner is the chief strategy advisor for USAID and has served in senior advisory roles to the U.S., Norwegian, Qatari and Indian governments. He currently chairs the International Advisory Board for Samsung and previously chaired the Strategic Oversight Council of Sanofi. He currently serves on numerous advisory boards. Dr. Klausner received a B.S. in Molecular Biophysics and Biochemistry from Yale University in 1973 and an M.D. from Duke Medical School in 1976. The board of directors believes that Dr. Klausner’s scientific and medical expertise, particularly in cell biology, molecular biology, and cancer, as well as his industry, academic, and public service leadership roles make him an appropriate member of our board of directors.

Robert T. Nelsen, age 51, has served as a member of our board of directors since inception in August 2013. Since 1994, Mr. Nelsen has served as a co-founder and managing director of ARCH Venture Partners, a venture capital firm focused on early-stage technology companies. Mr. Nelsen has played a significant role in the early sourcing, financing and development of more than 30 companies. Mr. Nelsen is a director of KYTHERA Biopharmaceuticals, Inc., Sapphire Energy, Inc., Agios Pharmaceuticals Inc., Sage Therapeutics, Inc., Bellerophon Therapeutics, Inc., Ensemble Therapeutics, Inc. and Syros Pharmaceuticals, among other companies, and previously served as a director of Adolor Corp., Illumina, Inc., Fate Therapeutics, Inc., deCODE Genetics, Inc., NeurogesX, Inc. and Caliper Life Sciences, Inc. Mr. Nelsen also previously served as a trustee of Fred Hutchinson Cancer Research Center. Mr. Nelsen received a B.S. in Economics and Biology from the University of Puget Sound in 1985 and an M.B.A. from the University of Chicago in 1987. The board of directors believes that Mr. Nelsen’s experience as a venture capitalist building and serving on the boards of many public and private emerging companies, including multiple life sciences, biotechnology and pharmaceutical companies makes him an appropriate member of our board of directors.

Marc Tessier-Lavigne, Ph.D., age 54, has served as a member of our board of directors since January 2014. Dr. Tessier-Lavigne has served as president of the Rockefeller University, as well as professor and head of the Laboratory of Brain Development and Repair, since March 2011. Previously, he was employed at

Genentech, Inc., a biotechnology company, from September 2003 to March 2011, where he became executive vice president for research and chief scientific officer. He is a member of the board of directors of Pfizer Inc., Agios Pharmaceuticals, Inc. and Regeneron Pharmaceuticals Inc. Dr. Tessier-Lavigne earned a B.Sc. in Physics from McGill University in 1980 and a B.A. in Philosophy and Physiology from Oxford University in 1983. He received his Ph.D. in neurophysiology from University College London in 1987, and conducted postdoctoral work at the MRC Developmental Neurobiology Unit in London and at Columbia University. The board of directors believes that Dr. Tessier-Lavigne’s pioneering research, his scientific knowledge, his service on boards of public companies in the life sciences industry, and his leadership in the biotechnology industry makes him an appropriate member of our board of directors.

Mary Agnes “Maggie” Wilderotter, age 59, has served as a member of our board of directors since November 2014. Since November 2004, Mrs. Wilderotter has been chief executive officer of Frontier Communications Corporation, a public telecommunications company formerly known as Citizens Communications Company, where she has also served as chairman of its board of directors since December 2005. Prior to joining Frontier, Mrs. Wilderotter was the senior vice president of the world wide public sector of Microsoft Corp. from February 2004 to November 2004 and the senior vice president of worldwide business strategy of Microsoft from 2002 to February 2004. From 1997 to 2002, Mrs. Wilderotter served as the president and chief executive officer of Wink Communications, an interactive telecommunications and media company. Mrs. Wilderotter has been a member of the board of directors of Xerox Corporation since May 2006 and a member of the board of directors of Procter & Gamble since August 2009. Mrs. Wilderotter previously served as a director of Yahoo! Inc. from July 2007 to December 2009. Mrs. Wilderotter received a B.A. in Economics from the College of the Holy Cross in 1977. The board of directors believes that Mrs. Wilderotter’s significant public company leadership experience as both a board member and an officer, her extensive business and financial acumen, and her deep expertise in marketing and technology make her an appropriate member of our board of directors.

Board Composition and Risk Oversight

The board of directors is currently composed of eight members. All of the directors other than Mr. Nelsen and Mr. Bishop were initially elected to the board of directors pursuant to a voting agreement that will terminate by its terms upon the completion of this offering. The certificate of incorporation and bylaws to be in effect upon the completion of this offering provide that the number of directors shall be at least one and will be fixed from time to time by resolution of the board of directors. There are no family relationships among any of the directors or executive officers.

Immediately prior to this offering, the board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2015 for the Class I directors, 2016 for the Class II directors and 2017 for the Class III directors.

The Class I directors will be Messrs. Bishop and Pien, and Dr. Evnin.

The Class II directors will be Drs. Barron and Klausner, and Mr. Nelsen.

The Class III directors will be Dr. Tessier-Lavigne and Mrs. Wilderotter.

The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Effects of Delaware and Washington Law and Our Certificate of Incorporation and Bylaws” for a discussion of these and other anti-takeover provisions found in the certificate of incorporation.

The board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. The board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of the board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. The board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on NASDAQ. Under the rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

All of our directors are independent within the meaning of the independent director guidelines of The NASDAQ Global Select Market, or NASDAQ, other than Mr. Bishop and Dr. Klausner. Mr. Bishop is not considered independent because he is an employee of our company, and Dr. Klausner is not considered independent because of the amount of compensation he has received as one of our consultants. In October 2014, the board of directors undertook a review of its composition, the composition of its committees and the independence of directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the board of directors has determined that none of Drs. Barron, Tessier-Lavigne, and Evnin, Messrs. Nelsen and Pien, and Mrs. Wilderotter, representing six of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of NASDAQ. The board of directors also determined that Drs. Barron and Evnin, and Mrs. Wilderotter, who comprise our audit committee, Messrs. Nelsen and Pien, and Dr. Tessier-Lavigne, who comprise our compensation committee, and Dr. Evnin, Mr. Nelsen, and Mrs. Wilderotter, who comprise our nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of NASDAQ.

In making this determination, the board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

The board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below.

Audit Committee

The members of our audit committee are Drs. Barron and Evnin, and Mrs. Wilderotter. Our audit committee chairman, Dr. Evnin, is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of NASDAQ. Our audit committee oversees our corporate accounting and financial reporting process and assists the board of directors in monitoring our financial systems. Our audit committee will also:

•	approve the hiring, discharging and compensation of our independent auditors;

•	oversee the work of our independent auditors;

•	approve engagements of the independent auditors to render any audit or permissible non-audit services;

•	review the qualifications, independence and performance of the independent auditors;

•	review financial statements, critical accounting policies and estimates;

•	review the adequacy and effectiveness of our internal controls; and

•	review and discuss with management and the independent auditors the results of our annual audit, our quarterly financial statements and our publicly filed reports.

Compensation Committee

The members of our compensation committee are Messrs. Nelsen and Pien, and Dr. Tessier-Lavigne. Mr. Pien is the chairman of our compensation committee. Our compensation committee oversees our compensation policies, plans and benefits programs. The compensation committee will also:

•	review and recommend policies relating to compensation and benefits of our officers and employees;

•	review and recommend to the board of directors for approval corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers;

•	evaluate the performance of our officers in light of established goals and objectives;

•	recommend compensation of our officers based on its evaluations; and

•	administer the issuance of stock options and other awards under our stock plans.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Dr. Evnin, Mr. Nelsen, and Mrs. Wilderotter. Mrs. Wilderotter is the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee oversees and assists the board of directors in reviewing and recommending nominees for election as directors. The nominating and corporate governance committee will also:

•	evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;

•	assess the performance of the board of directors and make recommendations regarding committee and chair assignments;

•	recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors; and

•	review and make recommendations with regard to our corporate governance guidelines.

The board of directors may from time to time establish other committees.

Director Compensation

Pre-IPO Director Compensation

In October 2013, Dr. Klausner received 982,499 restricted shares of our common stock. 122,812 will vest in October 2014 and 368,437 of Dr. Klausner’s restricted shares will vest monthly in 36 equal monthly increments beginning in November 2014 and ending in October 2017, subject to Dr. Klausner remaining a service provider of our company through the applicable vesting dates. 163,750 of the shares began to vest in 24 substantially equal monthly increments in December 2013, one month following our entry into the license and third-party research collaboration agreement with MSK as described in the section of this prospectus captioned “Business—Licenses and Third-Party Research Collaborations,” until all such shares will be fully vested in November 2015, subject to Dr. Klausner remaining a service provider of our company through the applicable vesting dates. 327,500 of the shares will vest in 24 substantially equal monthly increments following the date, if ever, that our company consummates transactions with strategic partners that provide our company with a specified amount of non-dilutive upfront capital, subject to Dr. Klausner remaining a service provider of our company through the applicable vesting dates. If a “change in control,” as defined in our 2013 Equity Incentive Plan, occurs prior to the third anniversary of the vesting commencement date, all of the then unvested shares held by Dr. Klausner will accelerate and become vested over the 12 month period following the change of control provided that Dr. Klausner remains a service provider of our company through the date of the change in control, and if Dr. Klausner’s directorship is terminated other than for “cause,” as defined in his director offer letter, death or disability, following a change in control, then 100% of the restricted shares will vest as of the termination of Dr. Klausner’s directorship. Furthermore, if Dr. Klausner is unable to continue, or is terminated, as a service provider for our company due to his death or disability, the number of unvested shares subject that would have vested in the 12 month period beginning immediately prior to the termination of such status will vest immediately upon such termination, as if a strategic partner transaction as described above was consummated on the date of such termination.

In March 2014, Dr. Evnin, Mr. Pien, and Dr. Tessier-Lavigne each received 75,000 restricted shares of our common stock, with a vesting commencement date of December 10, 2013 for Dr. Evnin and Mr. Pien and January 6, 2014 for Dr. Tessier-Lavigne, with 25% of the restricted shares vesting on the one year anniversary of the vesting commencement date, and 1/36th of the total remaining number of shares vesting each month thereafter, subject to the director remaining a service provider of our company through the applicable vesting dates. If a “change in control,” as defined in our 2013 Equity Incentive Plan, occurs prior to the third anniversary of the vesting commencement date, all of the then unvested shares held by such director will fully accelerate and become vested provided that the director remains a service provider of our company through the date of the change in control.

In September 2014, Dr. Barron received a stock option to purchase 75,000 shares of our common stock at an exercise price of $6.36 per share upon his appointment to our board of directors. In November 2014, Mrs. Wilderotter received a stock option to purchase 75,000 shares of our common stock at an exercise price of $8.72 per share upon her appointment to our board of directors. These options will vest and become exercisable as to 25% of the shares subject thereto upon the one year anniversary of their respective appointments to the board of directors, and 1/36th of the total remaining number of shares will vest and become exercisable monthly thereafter, subject to Dr. Barron and Mrs. Wilderotter remaining service providers of our company through the applicable vesting dates.

The following table sets forth information concerning the compensation paid or accrued for services rendered to us by non-employee members of the board of directors for the period from August 5, 2013 to December 31, 2013. Compensation paid or accrued for services rendered to us by Mr. Bishop in his role as chief executive officer is included in our disclosures related to executive compensation in the section of this prospectus captioned “Executive Compensation.”

Director Compensation Table

Name	Fees Earned or paid in Cash ($)	Stock Awards ($)(1)(2)(3)	All other compensation ($)	Total ($)
Richard Klausner, M.D.	—	3,125	50,500	53,625
Robert T. Nelsen	—	—	—	—

(1)	Represents the aggregate grant date fair value of restricted stock awards granted in 2013. These amounts have been computed in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. For a discussion of valuation assumptions, see note 2 of our financial statements for the period ended August 5, 2013 to December 31, 2013, and note 1 of our financial statements for the nine months ended September 30, 2014 included elsewhere in this prospectus.
(2)	As of December 31, 2013, Dr. Klausner had 975,678 shares of our common stock subject to vesting.
(3)	The amount in this column represents amounts paid to Dr. Klausner in 2014 pursuant to his consulting agreement, as described in the section of this prospectus captioned “Certain Relationships and Related Party Transactions—Other Transactions,” with respect to consulting services rendered in 2013.

The compensation committee has retained Towers Watson, a compensation advisory firm, to provide recommendations on director compensation following this offering based on an analysis of market data compiled from certain public technology companies. Based on the recommendation of Towers Watson, our board of directors intends to adopt a director compensation policy that will become applicable to all of our non-employee directors effective upon the completion of this offering.

For further information regarding the equity compensation of our non-employee directors, see the section captioned “Executive Compensation—Employee Benefit and Stock Plans.”

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Following this offering, a current copy of the code will be posted on the investor section of our website.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or one of our employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on the board of directors or compensation committee.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, we have entered into separate indemnification agreements with several of our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation of Mr. Bishop, our president and chief executive officer, who was our only executive officer during 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Hans E. Bishop	2013	140,033	89,493	17,104	—	—	246,630
President and Chief Executive Officer

(1)	The dollar amounts in this column represent the aggregate grant date fair value of restricted stock awards granted in 2013. These amounts have been computed in accordance with FASB ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see note 2 of our financial statements for the period from August 5, 2013 to December 31, 2013, and note 1 of our financial statements for the nine months ended September 30, 2014, included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information concerning equity awards held by Mr. Bishop at the end of 2013.

	Stock Awards
Name	Vesting Commencement Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)	Equity incentive plan awards; Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards; Market or payout value of unearned shares, units or other rights that have not vested ($)
Hans E. Bishop	9/11/2013	1,490,869	1,550,504	—	—

(1)	Because our common stock was not traded on a public market on December 31, 2013, the market value has been calculated based on an estimated per-share common stock value of $1.04 per share as of December 31, 2013.

Executive Employment Arrangements

The following are descriptions of our employment agreements with Mr. Bishop, our only executive officer in 2013, as well as Dr. Harr, our chief financial officer and head of corporate development, and Dr. Frohlich, our executive vice president or research and development, whom we expect to be our two most highly compensated executive officers during 2014 other than Mr. Bishop.

Hans E. Bishop

We entered into an offer letter agreement on September 5, 2013 with Mr. Bishop, our chief executive officer. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Bishop’s current annual base salary is $425,000, and he is eligible for an annual target bonus equal to 40% of his annual base salary, subject to achievement of performance objectives. Mr. Bishop is eligible to participate in employee benefit plans maintained from time to time by us of general applicability to other senior executives.

In connection with Mr. Bishop’s commencement of employment, we granted him 1,943,609 shares of restricted common stock subject to time-based vesting. The restricted shares were granted pursuant to our 2013 Equity Incentive Plan. Mr. Bishop’s restricted shares granted pursuant to his offer letter agreement are scheduled to vest, subject to his continued service, as to 18.18% of such shares on September 11, 2013, and the remaining 81.82% of the shares will vest in equal monthly installments over four years following such date.

In addition, in April 2014, we granted Mr. Bishop 781,250 shares of restricted common stock under the 2013 Equity Incentive Plan, subject to time-based vesting for services performed and to be performed by Mr. Bishop. Such restricted shares are scheduled to vest, subject to Mr. Bishop’s continued service, in equal monthly installments beginning on May 29, 2014 and each month thereafter until the shares granted are vested in full on the fourth anniversary of April 29, 2014. In September 2014, we granted Mr. Bishop a stock option to purchase 1,001,506 shares of our common stock at an exercise price of $6.36 per share. The stock option awards are scheduled to vest and become exercisable in equal monthly installments beginning October 9, 2014 and each month thereafter until the shares granted are vested in full on the fourth anniversary of September 9, 2014.

Prior to vesting, all of Mr. Bishop’s restricted shares are subject to forfeiture upon Mr. Bishop’s termination of service for any reason. In the event of a “change in control,” as defined in our 2013 Equity Incentive Plan, 75% of the restricted shares and Mr. Bishop’s stock options will fully accelerate and become vested and exercisable, provided that Mr. Bishop remains an employee through the date of such change in control.

If Mr. Bishop’s employment is terminated other than for “cause,” death or disability, or he resigns for “good reason,” in each case, upon or within the period that is three months prior to or 12 months following a “change in control,” as defined in our 2013 Equity Incentive Plan, then, subject to his execution of a release of claims in our favor that becomes effective and irrevocable within 60 days following his termination of employment, 100% of the restricted shares granted pursuant to Mr. Bishop’s offer letter agreement will vest as of the later of (1) the change in control and (2) Mr. Bishop’s termination of employment, as applicable.

As defined in Mr. Bishop’s offer letter agreement, “cause” means (1) a willful act of dishonesty made by him in connection with his responsibilities as an employee; (2) Mr. Bishop’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, or a material violation of federal or state law by Mr. Bishop that the board of directors reasonably determines has had or will have a detrimental effect on our reputation or business; (3) Mr. Bishop’s gross misconduct; (4) Mr. Bishop’s willful and material unauthorized use or disclosure of any proprietary information or trade secrets of us or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with us; (5) Mr. Bishop’s willful material breach of any obligations under any written agreement or covenant with us; or (6) Mr. Bishop’s continued substantial failure to perform his employment duties, other than as a result of his physical or mental incapacity, after he has received a written demand of performance from the board of directors that specifically sets forth the factual basis for its determination that Mr. Bishop has not substantially performed his duties and has failed to cure such non-performance to the board of directors’ reasonable satisfaction within 10 business days after receiving such notice. For purposes of this paragraph, no act or failure to act shall be considered willful unless it is done in bad faith and without reasonable intent that the act or failure to act was in the best interest of us. Any act, or failure to act, based upon authority or instructions given to Mr. Bishop pursuant to a resolution duly adopted by the board of directors or based on the advice of counsel for us will be conclusively presumed to be done or omitted to be done by Mr. Bishop in good faith and in the best interest of us.

As defined in Mr. Bishop’s offer letter agreement, “good reason” means Mr. Bishop’s resignation within 30 days following expiration of any cure period as discussed below and following the occurrence of one or more of the following, without Mr. Bishop’s written consent: (1) a material reduction in his base salary or target bonus; (2) a material diminution of his title, duties, responsibilities or reporting lines; (3) a change in the location of his employment of more than 50 miles; (4) our failure to timely grant the restricted shares promised under Mr. Bishop’s offer letter; or (5) Mr. Bishop is not elected or re-elected as, or otherwise ceases to be a member of the board of directors. Mr. Bishop will not resign for good reason without first providing us with written notice of the acts or omissions constituting the grounds for good reason within 90 days of the initial existence of the grounds for good reason and a reasonable cure period of not less than 30 days following the date of such notice during which the grounds have not been cured.

Additionally, if we terminate Mr. Bishop’s employment other than for cause, death or disability or he resigns for good reason, then, subject to his execution of a consulting agreement and release of claims in our favor that becomes effective and irrevocable within 60 days following his termination of employment, he will receive continuing severance payments for a period of 12 months at a rate equal to the sum of (1) Mr. Bishop’s monthly base salary and (2) 1/12th of his target annual bonus as in effect immediately prior to his termination. Such severance payments will begin on the 60th day following his termination of employment and will be payable pursuant to our standard payroll practices, provided that, if we experience a change in control, any then unpaid severance payments will be paid to Mr. Bishop in a lump sum on the later of the date of the change in control or the 60th day following Mr. Bishop’s termination of employment, subject to the terms and conditions of the offer letter agreement and Section 409A of the Internal Revenue Code of 1986, or the Code.

If Mr. Bishop’s employment is terminated for any reason except for cause, or if he resigns for good reason, then Mr. Bishop or, in the event of his death, Mr. Bishop’s beneficiaries will be entitled to receive any earned but unpaid bonus for the year prior to the year of termination and a pro rata bonus for the year of termination.

As an incentive to induce Mr. Bishop to join us, we provided him a sign-on bonus of $35,000.

In the event any payment to Mr. Bishop pursuant to his offer letter agreement would be subject to the excise tax imposed by Section 4999 of the Code as a result of a payment being classified as a parachute payment under Section 280G of the Code, Mr. Bishop will receive such payment as would entitle him to receive the greatest after-tax benefit, even if it means that we pay him a lower aggregate payment so as to eliminate the potential excise tax imposed by Section 4999 of the Code.

Steven D. Harr

We entered into an offer letter agreement on April 3, 2014 with Dr. Harr, our chief financial officer and head of corporate development. The offer letter agreement has no specific term and constitutes at-will employment. Dr. Harr’s current annual base salary is $400,000 and he is eligible for an annual target bonus equal to 30% of his annual base salary, subject to achievement of performance objectives. Dr. Harr is eligible to participate in employee benefit plans maintained from time to time by us of general applicability to other employees.

In connection with Dr. Harr’s commencement of employment, we granted him 800,000 shares of restricted common stock subject to time-based vesting. The restricted shares were granted pursuant to our 2013 Equity Incentive Plan. Prior to vesting, all of Dr. Harr’s restricted shares are subject to forfeiture upon Dr. Harr’s termination of service for any reason. Dr. Harr’s restricted shares are scheduled to vest, subject to his continued service, as to 25% of such shares on April 22, 2015, and the remaining 75% of the shares will vest in equal monthly installments over three years following such date. If, on or prior to April 22, 2017, we experience a “change in control,” as defined in our 2013 Equity Incentive Plan, and Dr. Harr remains an employee through the date of such change in control, (1) all but 200,000 of the restricted shares will fully accelerate and become vested, and (2) the monthly vesting of the remaining 200,000 restricted shares will be suspended, and such shares will vest on the 12 month anniversary of such change in control, provided Dr. Harr remains an employee of us or our successor corporation through such date.

In addition, in November 2014, we granted Dr. Harr a stock option to purchase 125,000 shares of our common stock at an exercise price of $8.72 per share. The stock option award is scheduled to vest and become exercisable in equal monthly installments each month following the date of grant until the shares granted are vested in full on the fourth anniversary of the grant date.

If Dr. Harr’s employment is terminated other than for “cause,” death or disability, or he resigns for “good reason,” in each case, upon or within the period that is three months prior to or 12 months following a change in control, as defined in our 2013 Equity Incentive Plan, then, subject to his execution of a release of claims in our favor that becomes effective and irrevocable within 60 days following his termination of employment, 100% of the restricted shares will vest as of the later of (1) the change in control or (2) Dr. Harr’s termination of employment, as applicable.

As defined in Dr. Harr’s offer letter agreement, “cause” means (1) a willful and material act of dishonesty made by Dr. Harr in connection with his responsibilities as an employee; (2) Dr. Harr’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, or a material violation of federal or state law by Dr. Harr that the board of directors reasonably determines has had or will have a detrimental effect on our reputation or business; (3) Dr. Harr’s gross misconduct; (4) Dr. Harr’s willful and material unauthorized use or disclosure of any proprietary information or trade secrets of us or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with us; (5) Dr. Harr’s willful breach of any material obligations under any written agreement or covenant with us; or (6) Dr. Harr’s continued substantial failure to perform his employment duties other than as a result of his physical or mental incapacity, after he has received a written demand of performance from the board of directors that specifically sets forth the factual basis for the its determination that Dr. Harr has not substantially performed his duties and has failed to cure such non-performance to the board of directors’ reasonable satisfaction within 10 business days after receiving such notice. For purposes of this paragraph, no act or failure to act shall be considered willful unless it is done in bad faith and without reasonable intent that the act or failure to act was in the best interest of us. Any act, or failure to act, based upon authority or instructions given to Dr. Harr pursuant to a resolution duly adopted by the board of directors or based on the advice of counsel for us will be conclusively presumed to be done or omitted to be done by Dr. Harr in good faith and in the best interest of us.

As defined in Dr. Harr’s offer letter agreement, “good reason” means Dr. Harr’s resignation within 30 days following expiration of any cure period as discussed below and following the occurrence of one or more of the following, without Dr. Harr’s written consent: (1) a material reduction in his base salary; (2) a material diminution of his duties, responsibilities or reporting lines; (3) a change in the location of his employment of more than 50 miles; (4) our material breach of the terms of Dr. Harr’s offer letter agreement or any other material written agreement between Dr. Harr and us. Dr. Harr will not resign for good reason without first providing us with written notice of the acts or omissions constituting the grounds for good reason within 90 days of the initial existence of the grounds for good reason and a reasonable cure period of not less than 30 days following the date of such notice during which the grounds have not been cured.

Additionally, if we terminate Dr. Harr’s employment other than for cause, death or disability or he resigns for good reason, then, subject to his execution of a consulting agreement to provide transition services for a period of nine months and release of claims in our favor that becomes effective and irrevocable within 60 days following his termination of employment, Dr. Harr is entitled to receive (1) continuing payments of Dr. Harr’s then-current base salary for a period of nine months commencing on the 60th day following his termination of employment, payable pursuant to our standard payroll practices, and (2) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to “COBRA” for Dr. Harr and his respective dependents for up to six months.

Pursuant to Dr. Harr’s offer letter, we also agreed to reimburse him for certain relocation expenses associated with his relocation to Seattle.

Mark W. Frohlich

We entered into an offer letter agreement on January 13, 2014 with Dr. Frohlich, our executive vice president, research and development. The offer letter agreement has no specific term and constitutes at-will employment. Dr. Frohlich’s current annual base salary is $400,000 and he is eligible for an annual target bonus equal to 30% of his annual base salary, subject to achievement of performance objectives. Dr. Frohlich is eligible to participate in employee benefit plans maintained from time to time by us of general applicability to other employees.

In connection with Dr. Frohlich’s commencement of employment, we granted him 625,000 shares of restricted common stock subject to time-based vesting and 312,500 shares of restricted common stock subject to performance-based vesting. The restricted shares were granted pursuant to our 2013 Equity Incentive Plan. Prior to vesting, all of Dr. Frohlich’s restricted shares are subject to forfeiture upon Dr. Frohlich’s termination of service for any reason. Dr. Frohlich’s time-based restricted shares are scheduled to vest, subject to his continued service, as to 25% of the total time-based shares on January 13, 2015, and the remaining 75% of the time-based restricted shares will vest in equal monthly installments over the following three years. Dr. Frohlich’s performance-based restricted shares are scheduled to vest as to (1) 50% of the total performance-based restricted shares upon the first dosing of our first patent with a fully humanized CAR T cell product in a trial intended to be a pivotal trial for either non-Hodgkin’s lymphoma or an alternative second commercial indication should we choose to prioritize that indication and (2) 50% of the total performance-based restricted shares on the date that the Federal Drug Administration approves our first product for sale to the general public, in each case subject to Dr. Frohlich’s continuing service through each vesting date. In the event of a “change in control,” as defined in our 2013 Equity Incentive Plan, 100% of the restricted shares will fully accelerate and become vested, provided that Dr. Frohlich remains a service provider through the date of such change in control.

Dr. Frohlich will be eligible to receive a cash bonus of $2,000,000, less applicable withholding, if he continues to provide services to us through the date that our investors in Series A convertible preferred stock receive dividends or distributions constituting an aggregate return on investment that is equal to or greater than the product of (1) their original investment and (2) 15, as determined by our board of directors in good faith and in its sole discretion.

If we terminate Dr. Frohlich’s employment other than for “cause,” death, or disability or if he resigns for “good reason” as defined in his offer letter agreement, then, subject to his execution of a consulting agreement to provide reasonable transition services and a release of claims in our favor that becomes effective and irrevocable within 60 days following his termination of employment, Dr. Frohlich is entitled to receive continuing payments of Dr. Frohlich’s then-current base salary for a period of nine months commencing on the 60th day following his termination of employment, payable pursuant to our standard payroll practices.

As defined in Dr. Frohlich’s offer letter agreement, “cause” means (1) a willful and material act of dishonesty made by Dr. Frohlich in connection with his responsibilities as an employee; (2) Dr. Frohlich’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, or a material violation of federal or state law by Dr. Frohlich that the board of directors reasonably determines has had or will have a detrimental effect on our reputation or business; (3) Dr. Frohlich’s gross misconduct; (4) Dr. Frohlich’s willful and material unauthorized use or disclosure of any proprietary information or trade secrets of us or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with us; (5) Dr. Frohlich’s willful material breach of any material obligations under any written agreement or covenant with us; or (6) Dr. Frohlich’s continued substantial failure to perform his employment duties, other than as a result of his physical or mental incapacity, after he has received a written demand of performance from the board of directors that specifically sets forth the factual basis for the its determination that Dr. Frohlich has not substantially performed his duties and has failed to cure such non-performance to the board of directors’ reasonable satisfaction within 10 business days after receiving such notice. For purposes of this paragraph, no act or failure to act shall be considered willful unless it is done in bad faith and without reasonable intent that the act or failure to act was in the best interest of us. Any act, or failure to act, based upon authority or instructions given to Dr. Frohlich pursuant to a resolution duly adopted by the board of directors or based on the advice of counsel for us will be conclusively presumed to be done or omitted to be done by Dr. Frohlich in good faith and in the best interest of us.

As defined in Dr. Frohlich’s offer letter agreement, “good reason” means Dr. Frohlich’s resignation within 30 days following expiration of any cure period as discussed below and following the occurrence of one or more of the following, without Dr. Frohlich’s written consent: (1) a material reduction in his base salary; (2) a material diminution of his duties, responsibilities or reporting lines; (3) a change in the location of his employment of more than 50 miles; (4) our material breach of the terms of Dr. Frohlich’s offer letter agreement. Dr. Frohlich will not resign for good reason without first providing us with written notice of the acts or omissions constituting the grounds for good reason within 90 days of the initial existence of the grounds for good reason and a reasonable cure period of not less than 30 days following the date of such notice during which the grounds have not been cured.

As an incentive to induce Dr. Frohlich to join us, we provided him a sign-on bonus of $200,000.

2014 Equity Incentive Plan

Our board of directors has adopted the 2014 Equity Incentive Plan in connection with this offering. Our 2014 Equity Incentive Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2014 Equity Incentive Plan will permit the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of 6,200,000 shares of our common stock will be reserved for issuance pursuant to the 2014 Equity Incentive Plan. In addition, the shares reserved for issuance under our 2014 Equity Incentive Plan will also include (1) those shares reserved but not subject to outstanding awards under our 2013 Equity Incentive Plan as of the effective date of the registration statement of which this prospectus forms a part, and (2) shares subject to stock options or similar awards granted under the 2013 Equity Incentive Plan that expire or terminate without having been exercised in full and shares issued pursuant to awards granted under the 2013 Equity Incentive Plan that are forfeited to or repurchased by us; provided that the maximum number of shares that may be added to the 2014 Equity Incentive Plan pursuant to this sentence is 11,694,865 shares. In addition, shares may become available under the 2014 Equity Incentive Plan under the following two paragraphs, provided, however, that no more than 80,000,000 shares may be issued upon the exercise of incentive stock options.

The number of shares available for issuance under the 2014 Equity Incentive Plan will also include an annual increase on the first day of each fiscal year beginning in 2015, equal to the lesser of:

•	4% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; and

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited or repurchased due to failure to vest, the unpurchased shares, or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares, will become available for future grant or sale under our 2014 Equity Incentive Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2014 Equity Incentive Plan and all remaining shares will remain available for future grant or sale under the 2014 Equity Incentive Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2014 Equity Incentive Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under our 2014 Equity Incentive Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2014 Equity Incentive Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2014 Equity Incentive Plan as exempt under Rule 16b-3 of the Exchange Act, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2014 Equity Incentive Plan, the administrator has the power to administer the plan, including but not limited to, the power to interpret the terms of our 2014 Equity Incentive Plan and awards granted under it, to create, amend and revoke rules relating to our 2014 Equity Incentive Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options. Stock options may be granted under our 2014 Equity Incentive Plan. The exercise price of options granted under our 2014 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2014 Equity Incentive Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2014 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2014 Equity Incentive Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2014 Equity Incentive Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2014 Equity Incentive Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate, for example, setting restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2014 Equity Incentive Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2014 Equity Incentive Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restricted stock units will vest.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2014 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination.

Outside Directors. Our 2014 Equity Incentive Plan provides that all non-employee directors are eligible to receive all types of awards other than incentive stock options under the 2014 Equity Incentive Plan.

Non-transferability of Awards. Unless the administrator provides otherwise, our 2014 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2014 Equity Incentive Plan, the administrator will adjust the number and class of shares that may be delivered under our 2014 Equity Incentive Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2014 Equity Incentive Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2014 Equity Incentive Plan provides that in the event of a merger or change in control, as defined under the 2014 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment, Termination. The administrator will have the authority to amend, suspend or terminate the 2014 Equity Incentive Plan provided such action will not impair the existing rights of any participant without such participant’s consent. Our 2014 Equity Incentive Plan will automatically terminate in 2024, unless we terminate it sooner.

2013 Equity Incentive Plan

Our board adopted and our stockholders approved our 2013 Equity Incentive Plan in September 2013. The 2013 Equity Incentive Plan was most recently amended in August 2014.

Authorized Shares. The 2013 Equity Incentive Plan will be terminated as of the effective date of this offering and, accordingly, no shares will be available for issuance under this plan. The 2013 Equity Incentive Plan will continue to govern outstanding awards granted thereunder. As of September 30, 2014, an aggregate of 1,265,672 shares of our common stock was available for future grant under the 2013 Equity Incentive Plan, and an aggregate of 1,871,226 shares were subject to outstanding stock option awards. As of September 30, 2014, 10,777,637 shares of our common stock issued pursuant to restricted stock awards under the 2013 Equity Incentive Plan remained outstanding, 9,231,339 shares of which remained subject to vesting.

Plan Administration. Our board or a committee thereof appointed by our board has the authority to administer the 2013 Equity Incentive Plan. Subject to the provisions of the 2013 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the number of shares subject to each award, the exercise price, if any, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the terms of the award agreement for use under the 2013 Equity Incentive Plan. The administrator also has the authority, subject to the terms of the 2013 Equity Incentive Plan, to institute an exchange program under which (1) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower or higher exercise prices and different terms), awards of a different type and/or cash, (2) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator and/or (3) the exercise price of an outstanding award is increased or reduced, to prescribe rules and regulations pertaining to the 2013 Equity Incentive Plan, including establishing sub-plans for the purposes of satisfying applicable foreign laws, and to construe and interpret the 2013 Equity Incentive Plan and awards granted thereunder.

Stock Options. The administrator may grant options. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option may not exceed 10 years. An incentive stock option held by an employee who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, promissory note or certain other property or other consideration acceptable to the administrator. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, within 30 days of termination or such longer period of time as stated in his or her option agreement. If termination is due to death or disability, the option will remain exercisable, to the extent vested as of such date of termination, for six months or such longer period of time as stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term.

Restricted Stock. Restricted stock may be granted under the 2013 Equity Incentive Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Recipients of restricted stock awards will generally have rights equivalent to those of a stockholder with respect to such shares upon grant without regard to vesting.

Restricted Stock Units. Restricted stock units may be granted under the 2013 Equity Incentive Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include accomplishing specified performance criteria or continued service to us, and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2013 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of our common stock between the exercise date and the date of grant. Subject to the provisions of the 2013 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Transferability of Awards. Unless the administrator provides otherwise, the 2013 Equity Incentive Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an option may exercise such an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2013 Equity Incentive Plan, the administrator will adjust the number and class of shares that may be delivered under the 2013 Equity Incentive Plan and/or the number, class and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all unexercised awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2013 Equity Incentive Plan provides that in the event of a merger or change in control, as defined under the 2013 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including, without limitation, that each award be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then the administrator will notify holders that such awards will fully vest and such awards will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time for no consideration, unless otherwise determined by the administrator.

Amendment, Termination. Our board may amend the 2013 Equity Incentive Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the award holder’s written consent. As noted above, as of the effective date of this offering, the 2013 Equity Incentive Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2014 Employee Stock Purchase Plan

Our board of directors has adopted the 2014 Employee Stock Purchase Plan, or ESPP, in connection with this offering. Our ESPP will be effective on the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares. A total of 1,500,000 shares of our common stock are available for sale under our ESPP. The number of shares of our common stock available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning on January 1, 2015, equal to the lesser of:

•	1.5% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; and

•	such other amount as our board of directors may determine;

provided, however, that no more than 45,000,000 shares may become available for sale under our ESPP, subject to the terms of the ESPP.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our ESPP, and have full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below.

Eligibility. Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year.

Offering Periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP provides for six-month offering periods. The offering periods are scheduled to start on the first trading day on or after May 15 and November 15 of each year, except for the first offering period, which will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or after November 15, 2015. Each offering period will include a corresponding purchase period.

Contributions. Our ESPP permits participants to purchase shares of our common stock through payroll deductions of up to 15% of their eligible compensation. A participant may purchase a maximum of 3,000 shares of our common stock during a purchase period.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date.

Non-Transferability. A participant may not transfer rights granted under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Merger or Change in Control. Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2034, unless we terminate it sooner.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Pre-tax or Roth, post-tax, salary deferral contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan does not authorize employer contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since our inception on August 5, 2013 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the sections of this prospectus captioned “Management—Director Compensation” and “Executive Compensation.”

Related Party Transaction Policy

We have adopted a formal, written policy, which will become effective on the date of this prospectus, that our executive officers, directors (including director nominees), holders of more than 5% of any class of our voting securities, and any member of the immediate family of or any entities affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior approval or, in the case of pending or ongoing related party transactions, ratification of our audit committee. For purposes of our policy, a related party transaction is a transaction, arrangement or relationship when we were, are or will be involved and in which a related party had, has or will have a direct or indirect material interest, other than transactions available to all of our U.S. employees.

Certain transactions with related parties, however, are excluded from the definition of a related party transaction, including, but not limited to: (1) transactions in which a related party’s interest arises only from the related party’s position as a director of another corporation or organization that is a party to the transaction and/or from the indirect or direct ownership by such related party and all other related parties of a less than 10% equity interest in another person (other than a partnership) which is a party to the transaction; (2) transactions in which a related party’s interest arises only from the related party’s position as a limited partner in a partnership in which the related party and all other related parties have an interest of less than 10%, and the related party is not a general partner of and does not hold another position in the partnership; (3) transactions where the related party’s interest arises solely from the ownership of our equity securities and all holders of our common stock received the same benefit on a pro rata basis (e.g., dividends); and (4) compensation, benefits, and other transactions available to all employees generally.

No member of the audit committee may participate in any review, consideration or approval of any related party transaction whereby such member or any of his or her immediate family members is the related party. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to: (1) the benefits and perceived benefits, or lack thereof, to our company; (2) the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; (3) the materiality and character of the related party’s direct and indirect interest; (4) the actual or apparent conflict of interest of the related party; (5) the availability of other sources for comparable products or services; (6) the opportunity costs of alternative transactions; (7) the terms of the transaction; (8) the commercial reasonableness of the terms of the proposed transaction; and (9) terms available to unrelated third parties or to employees under the same or similar circumstances. In reviewing proposed related party transactions, the audit committee will only approve or ratify related party transactions that are in, or not inconsistent with, the best interests of our company and stockholders, as the audit committee determines in good faith.

The transactions described below were consummated prior to our adoption of the formal, written policy described above and therefore the foregoing policies and procedures were not followed with respect to the transactions. However, we believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Sales of Securities

The following table sets forth a summary of the sale and issuance of our securities to related persons since our inception on August 5, 2013, other than compensation arrangements which are described under the sections of this prospectus captioned “Management—Director Compensation” and “Executive Compensation.” For a description of beneficial ownership see the section of this prospectus captioned “Principal Stockholders.”

Purchaser	Common Stock	Series A Convertible Preferred Stock	Series A-2 Convertible Preferred Stock	Series B Convertible Preferred Stock
5% Stockholders:
ARCH Venture Fund VII, L.P.	1,097,015	6,250,000	3,747,500	457,875
CL Alaska L.P. and JT Line Partners L.P.(1)	363,398	13,750,000	10,000,000	2,346,127
Fred Hutchinson Cancer Research Center	3,274,998	121,277	505,309	37,060
Executive Officers, Directors and Promoters:
Bernard J. Cassidy(2)	—	—	25,000	1,869
Howard H. Pien	—	—	75,000	—
Anthony Evnin, Ph.D.(3)	—	—	1,749,999	—
Robert T. Nelsen(4)	1,097,015	6,250,000	3,747,500	457,875
Marc Tessier-Lavigne, Ph.D.	—	—	175,000	—

(1)	Consists of (a) 363,398 shares of restricted stock, 13,750,000 shares of Series A convertible preferred stock, 8,750,000 shares of Series A-2 convertible preferred stock and 2,277,732 shares of Series B convertible preferred stock held by CL Alaska, L.P. and (b) 1,250,000 shares of Series A-2 convertible preferred stock and 68,395 shares of Series B convertible preferred stock held by JT Line Partners L.P.
(2)	Includes 26,869 shares held by Morgan Stanley Smith Barney LLC as Custodian for Bernard Cassidy IRA, for which Bernard J. Cassidy is the sole accountholder.
(3)	Consists of 1,479,381 shares of Series A-2 convertible preferred stock held by Venrock Healthcare Capital Partners, L.P. and 270,618 shares of Series A-2 convertible preferred stock held by VHCP Co-Investment Holdings, LLC. Dr. Evnin is a partner of Venrock, a venture capital firm and affiliate of Venrock Healthcare Capital Partners, L.P. and VHCP Co-Investment Holdings, LLC, which we refer to collectively as the VHCP Entities, where Dr. Evnin serves as a general partner and a member of the manager, respectively. Dr. Evnin disclaims beneficial ownership of the shares held by the VHCP Entities in which he does not have any pecuniary interest.
(4)	Consists of the shares held by ARCH Venture Fund VII, L.P. Mr. Nelsen is a managing director of ARCH Venture Partners VII, LLC, which is the sole general partner of ARCH Venture Partners VII, L.P., which is the sole general partner of ARCH Venture Fund VII, L.P., and as such may be deemed to beneficially own shares held by ARCH Venture Fund VII, L.P. Mr. Nelsen disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Common Stock

In August 2013, we issued and sold 1,097,015 shares of our common stock to ARCH Venture Fund VII, L.P. at $0.008 per share.

In October 2013, we issued and sold 3,274,998 shares of our common stock to FHCRC at $0.10 per share, with an aggregate fair market value of $327,500, in exchange for the grant of an exclusive license described in the section of this prospectus captioned “Business—License and Third-Party Research Collaboration Agreements.”

In November 2013, we issued and sold 363,398 shares of our common stock to CL Alaska, L.P. at $0.008 per share.

Series A Convertible Preferred Stock

In October 2013, we issued and sold an aggregate of 8,750,000 shares of Series A convertible preferred stock at $4.00 per share, for aggregate proceeds of $35,000,000, to two accredited investors, ARCH Venture Fund VII, L.P. and CL Alaska, L.P.

In December 2013, we issued and sold an aggregate of 7,916,917 shares of Series A convertible preferred stock at $4.00 per share, for aggregate proceeds of $31,667,672, to a total of 23 accredited investors, including ARCH Venture Fund VII, L.P., CL Alaska, L.P. and FHCRC.

In July 2014, we issued and sold an aggregate of 5,000,000 shares of Series A convertible preferred stock at $4.00 per share, for aggregate proceeds of $20,000,000, to two accredited investors, ARCH Venture Fund VII, L.P. and CL Alaska, L.P.

Series A-2 Convertible Preferred Stock

In April 2014, we issued and sold an aggregate of 7,105,992 shares of Series A-2 convertible preferred stock at $4.00 per share, for aggregate proceeds of $28,423,971, to a total of 34 accredited investors, including ARCH Venture Fund VII, L.P., CL Alaska, L.P., FHCRC, Howard Pien, the VHCP Entities, and Marc Tessier-Lavigne.

In May 2014, we issued and sold an aggregate of 722,031 shares of Series A-2 convertible preferred stock at $4.00 per share, for aggregate proceeds of $2,888,127, to a total of seven accredited investors, including Morgan Stanley Smith Barney LLC as Custodian for Bernard Cassidy IRA.

In June 2014, we issued and sold an aggregate of 7,828,023 shares of Series A-2 convertible preferred stock at $4.00 per share, for aggregate proceeds of $31,312,098, to a total of 41 accredited investors, including ARCH Venture Fund VII, L.P., CL Alaska, L.P., FHCRC, Howard Pien, Marc Tessier-Lavigne, the VHCP Entities, and Morgan Stanley Smith Barney LLC as Custodian for Bernard Cassidy IRA.

In July 2014, we issued and sold an aggregate of 7,828,026 shares of Series A-2 convertible preferred stock at $4.00 per share, for aggregate proceeds of $31,312,108, to a total of 41 accredited investors, including ARCH Venture Fund VII, L.P., CL Alaska, L.P., FHCRC, Howard Pien, Marc Tessier-Lavigne, the VHCP Entities, and Morgan Stanley Smith Barney LLC as Custodian for Bernard Cassidy IRA.

Series B Convertible Preferred Stock

In August 2014, we issued and sold an aggregate of 12,244,661 shares of Series B convertible preferred stock at $10.92 per share, for aggregate proceeds of $133,711,933 to a total of 51 accredited investors, including ARCH Venture Fund VII, L.P., CL Alaska, L.P., FHCRC, and Morgan Stanley Smith Barney LLC as Custodian for Bernard Cassidy IRA.

Investors’ Rights Agreement

We have entered into a third amended and restated investors’ rights agreement with certain holders of our common stock and convertible preferred stock, including ARCH Venture Fund VII, L.P., CL Alaska, L.P., FHCRC, Mr. Pien, Dr. Tessier-Lavigne, and Mr. Cassidy. As of September 30, 2014, the holders of 63,909,395 shares of our common stock, including the shares of common stock issuable upon the conversion of our convertible preferred stock, are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see the section of this prospectus captioned “Description of Capital Stock—Registration Rights.”

Voting Agreement

The election of the members of the board of directors is governed by a voting agreement with certain of the holders of our outstanding common stock and convertible preferred stock, including ARCH Venture Fund VII, L.P., CL Alaska, L.P., FHCRC, Howard Pien, Marc Tessier-Lavigne, Hans Bishop, Richard Klausner, Larry Corey, and Morgan Stanley Smith Barney LLC as Custodian for Bernard Cassidy IRA. The parties to the voting agreement have agreed, subject to certain conditions, to vote in a certain way on certain matters, including with respect to the election of directors. Upon the consummation of this offering, the obligations of the parties to the voting agreement to vote their shares so as to elect as these nominees will terminate and none of our stockholders will have any special rights regarding the nomination, election or designation of members of the board of directors.

FHCRC Collaboration Agreement

In October 2013, we and FHCRC entered into the collaboration agreement and exclusive patent license described in the section of this prospectus captioned “Business—Intellectual Property; Third-Party Research Collaboration Agreements.” In return, FHCRC became a greater than 10% stockholder of our company through an issuance of common stock. We are also party to two other earlier exclusive license agreements with FHCRC, also described in the prospectus captioned “Business—Intellectual Property; Third-Party Research Collaboration Agreements.” In addition, Dr. Corey was both one of our directors and the president of FHCRC at the time the collaboration agreement and patent license were entered into.

Other Transactions

In October 2013, Dr. Corey, one of our directors at the time, received 500,000 restricted shares of our common stock, with a vesting commencement date of October 12, 2013, with 25% of the restricted shares vesting on the one year anniversary of the vesting commencement date, and approximately 1/36th of the total remaining number of shares vesting each month thereafter, subject to Dr. Corey remaining a service provider of our company through the applicable vesting dates. In May 2014, Dr. Corey’s directorship terminated and he entered into a consulting agreement with us pursuant to which he remains a service provider of our company and continues to vest in his shares of restricted stock. Unless terminated by the parties, such agreement will expire on October 15, 2017.

In January 2014, we entered into a consulting agreement with Dr. Klausner, with an effective date of October 1, 2013, pursuant to which Dr. Klausner provided general advisory services to us in exchange for an annual fee of $202,000, paid monthly. Such agreement expired on October 1, 2014.

We have entered into separate indemnification agreements with each of our directors and certain of our officers. For a description of these agreements, see the section of this prospectus captioned “Management—Limitation of Liability and Indemnification.”

We have entered into employment agreements with our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see the section of this prospectus captioned “Executive Compensation—Executive Employment Arrangements.”

We have granted restricted stock and stock options to our named executive officer, other executive officers and certain of our directors. See the section of this prospectus captioned “Executive Compensation” and “Management—Director Compensation.”

CL Alaska, L.P. has indicated an intent to purchase up to approximately $25 million in shares of our common stock, and Hal V. Barron, M.D., one of our directors, has expressed an interest in purchasing 100,000 shares of our common stock in this offering. All such shares would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. However, because there is no binding agreement obligating such investors to purchase these shares, each investor may determine to purchase fewer shares than such investor has indicated an intent to purchase or not to purchase any shares in this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of September 30, 2014 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage of beneficial ownership prior to the offering shown in the table is based upon 76,147,445 shares, on an as converted to common stock basis, outstanding as of September 30, 2014, including 9,231,339 shares of restricted stock subject to vesting. The percentage of beneficial ownership after this offering shown in the table is based on 85,397,445 shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares. CL Alaska, L.P. has indicated an intent to purchase up to approximately $25 million in shares of our common stock, and Hal V. Barron, M.D., one of our directors, has expressed an interest in purchasing 100,000 shares of our common stock in this offering. All such shares would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. The figures in the table below for shares beneficially owned following this offering reflect the purchase of the shares in this offering (based on the assumed initial public offering price of $22.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus) by each investor in the amount such investor has indicated an intent to purchase. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before November 30, 2014, the 60th day after September 30, 2014. Unvested shares of restricted stock are subject to our right to repurchase such shares until such shares have vested. These shares are deemed to be outstanding and beneficially owned by the person holding those shares for the purpose of computing the percentage ownership of that person and for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned Following this Offering
Name of Beneficial Owner	Shares	%	Shares	%
5% Stockholders:
ARCH Venture Fund VII, L.P.(1)	11,552,390	15.17	11,552,390	13.53
CL Alaska L.P. and JT Line Partners L.P.(2)	26,459,525	34.75	27,595,888	32.31
Fred Hutchinson Cancer Research Center	3,938,644	5.17	3,938,644	4.61
Directors and Named Executive Officers:
Hans E. Bishop(3)	2,766,588	3.63	2,766,588	3.24
Steven D. Harr, M.D.(4)	800,000	1.05	800,000	*
Mark W. Frohlich, M.D.(5)	937,500	1.23	937,500	1.10
Bernard J. Cassidy(6)	151,869	*	151,869	*
Howard H. Pien(7)	150,000	*	150,000	*
Hal V. Barron, M.D.(8)	—	*	100,000	*
Anthony Evnin, Ph.D.(9)	1,824,999	2.40	1,824,999	2.14
Richard Klausner, M.D.(10)	982,499	1.29	982,499	1.15
Robert T. Nelsen(11)	11,552,390	15.17	11,552,390	13.53
Marc Tessier-Lavigne, Ph.D.(12)	250,000	*	250,000	*
Mary Agnes Wilderotter	—	*	—	*
All directors and executive officers as a group (11 persons)	19,415,845	25.48	19,515,845	22.84

*	Represents beneficial ownership of less than 1%.
(1)	Consists of (a) 1,097,015 shares of common stock, (b) 6,250,000 shares of common stock issuable upon conversion of Series A convertible preferred stock held by ARCH Venture Fund VII, L.P., or ARCH VII, (c) 3,747,500 shares of common stock issuable upon conversion of Series A-2 convertible preferred stock held by ARCH VII, and (d) 457,875 shares of common stock issuable upon conversion of Series B convertible preferred stock. ARCH Venture Partners VII, L.P., or the GPLP, as the sole general partner of ARCH VII, may be deemed to beneficially own certain of the shares held by ARCH VII. The GPLP disclaims beneficial ownership of all shares held by ARCH VII in which the GPLP does not have an actual pecuniary interest. ARCH Venture Partners VII, LLC, or the GPLLC, as the sole general partner of the GPLP, may be deemed to beneficially own certain of the shares held by ARCH VII. The GPLLC disclaims beneficial ownership of all shares held by ARCH VII in which it does not have an actual pecuniary interest. Robert T. Nelsen is a managing director of the GPLLC and a member of our board of directors. As a managing director of the GPLLC he, together with the other managing directors Keith Crandell and Clinton Bybee, who we collectively refer to as the managing directors, are deemed to have voting and dispositive power over the shares held by ARCH VII, and may be deemed to beneficially own certain of the shares held by ARCH VII. The managing directors disclaim beneficial ownership of all shares held by ARCH VII in which they do not have an actual pecuniary interest. The address for ARCH VII is 8725 West Higgins Road, Suite 290, Chicago, IL 60631.
(2)	Consists of (a) 25,141,130 shares held by CL Alaska L.P., or CLA, and (b) 1,318,395 shares held by JT Line Partners L.P., or JT. The investment manager of CLA is Crestline Management, L.P., or Crestline Management, and the general partner of CLA is Crestline SI (GP), L.P., or Crestline SI. Crestline Investors, Inc., or Crestline, is the general partner of both Crestline Management and Crestline SI. Bratton Capital Management L.P., or Bratton Capital Management, is the general partner of JT and Bratton Capital Inc., or Bratton, is the general partner of Bratton Capital Management. Douglas K. Bratton is the sole director of both Crestline and Bratton. CLA and JT are ultimately controlled by Mr. Bratton and Mr. Bratton has voting and investment power over all shares held by CLA and JT. CLA, JT, Crestline Management, Crestline SI, Crestline, Bratton Capital Management, Bratton, and Mr. Bratton may each be deemed to beneficially own all shares held of record by CLA and JT. Each such entity and Mr. Bratton disclaims beneficial ownership of the reported securities except to the extent of its or his respective pecuniary interest therein. CLA has indicated an intent to purchase up to approximately $25 million in shares of our common stock in this offering. Shares beneficially owned by CLA and JT after the offering assumes CLA purchases $25 million of shares of our common stock in this offering at the mid-point of the price range on the cover of this prospectus, in which case CLA will acquire 1,136,363 shares of our common stock, and CLA and JT will together beneficially own approximately 32.31% of our outstanding common stock (assuming (1) no exercise of the underwriters’ option to purchase additional shares, (2) no exercise of outstanding options and (3) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering). Each $1.0 million decrease in the amount of shares of our common stock purchased by CL Alaska, L.P. would reduce the number of shares acquired by, and the aggregate beneficial ownership of CLA and JT by, approximately 45,454 shares or 0.05%.
(3)	Consists of (a) 2,724,859 shares of restricted stock, 931,106 of which shall have vested as of November 30, 2014 and (b) 41,729 shares of common stock subject to outstanding options that will be exercisable as of November 30, 2014.
(4)	Consists of 800,000 shares of restricted stock, none of which shall have vested as of November 30, 2014.
(5)	Consists of 937,500 shares of restricted stock, none of which shall have vested as of November 30, 2014.
(6)	Consists of (a) 125,000 shares of restricted stock, none of which shall have vested as of November 30, 2014 and (b) 26,869 shares held by Morgan Stanley Smith Barney LLC as Custodian for Bernard Cassidy IRA, for which Bernard J. Cassidy is the sole accountholder.
(7)	Consists of 75,000 shares of Series A-2 convertible preferred stock and 75,000 shares of restricted common stock, none of which shall have vested as of November 30, 2014.
(8)	If Dr. Barron purchases a number of shares in this offering equal to that for which he has expressed an interest, we anticipate that, upon completion of this offering, he will beneficially own shares representing less than 1% of our common stock.
(9)	Includes 1,749,999 shares of Series A-2 convertible preferred stock collectively held by the VHCP Entities and 75,000 shares of restricted common stock held by Dr. Evnin, none of which shall have vested as of November 30, 2014. Dr. Evnin is a partner of Venrock, a venture capital firm and an affiliate of the VHCP Entities, where Dr. Evnin serves as a general partner of Venrock Healthcare Capital Partners, L.P. and a member of the manager of VHCP Co-Investment Holdings, LLC. Dr. Evnin disclaims beneficial ownership of the shares held by the VHCP Entities in which he does not have any pecuniary interest.
(10)	Consists of 982,499 shares of restricted stock, 214,920 of which shall have vested as of November 30, 2014.

(11)	Consists of the shares described in note 1 above. Mr. Nelsen is a managing director of ARCH Venture Partners VII, LLC, which is the sole general partner of ARCH Venture Partners VII, L.P., which is the sole general partner of ARCH Venture Fund VII, L.P., and as such may be deemed to beneficially own such shares. Mr. Nelsen disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(12)	Consists of 175,000 shares of Series A-2 convertible preferred stock and 75,000 shares of restricted common stock, none of which shall have vested as of November 30, 2014.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and convertible preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Upon the closing of this offering and the filing of our certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of 495,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Upon the closing of this offering, all the outstanding shares of our convertible preferred stock will automatically convert into an aggregate of 59,909,397 shares of our common stock.

Common Stock

Outstanding Shares

Based on 16,238,048 shares of common stock outstanding as of September 30, 2014 (including 9,231,339 shares of common stock subject to vesting), and after giving effect to the automatic conversion of all convertible preferred stock into an aggregate of 59,909,397 shares of common stock upon the completion of this offering, the issuance of 9,250,000 shares of common stock in this offering, there will be 85,397,445 shares of common stock outstanding upon the closing of this offering. As of September 30, 2014, assuming the automatic conversion of all outstanding convertible preferred stock into common stock upon the closing of this offering, we had approximately 137 record holders of our common stock. As of September 30, 2014, there were 1,871,226 shares of common stock subject to outstanding options.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws to be in effect upon the completion of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. For more information see the section of this prospectus captioned “Dividend Policy.”

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Under our investors’ rights agreement, following the closing of this offering, the holders of approximately 63,909,395 shares (or 65,511,959 shares if the license with Opus Bio, Inc., or Opus Bio, becomes effective) of common stock or their transferees, have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below. Additionally, any shares of common stock issued in payment of success payments with FHCRC and MSK or upon achievement of milestones under the license with Opus Bio will have the same registration rights described below.

Demand Registration Rights

The holders of at least a majority of the shares having registration rights have the right to demand that we use commercially reasonable efforts to file a registration statement for the registration of the offer and sale of at least such number of shares with an anticipated offering proceeds in excess of $50.0 million. We are only obligated to file up to two registration statements in connection with the exercise of demand registration rights. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances and our ability to defer the filing of a registration statement with respect to an exercise of such demand registration rights for up to 90 days under certain circumstances.

Form S-3 Registration Rights

The holders of registrable securities are entitled to certain Form S-3 registration rights so long as the aggregate price of shares to be offered and sold under such registration statement on Form S-3 is at least $2.0 million. We will not be required to effect more than one registration on Form S-3 in any twelve-month period pursuant to the third amended and restated investor rights agreement. These registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 90 days under certain circumstances.

Piggyback Registration Rights

At any time after the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act either for our own account or for the account of other stockholders, a stockholder with registration rights will have the right, subject to certain exceptions, to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances, but not below 50% of the total number of shares covered by the registration statement except in the case of our initial public offering, in which case all such shares may be excluded.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified exceptions.

Termination

The registration rights terminate upon the earliest of (1) the date that is five years after the closing of this offering, (2) as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities in a 90 day-period pursuant to Rule 144 promulgated under the Securities Act and (3) a change in control of us.

Attorneys’ Fees in Stockholder Actions

Our bylaws include a requirement that, to the fullest extent permitted by law, a stockholder reimburse us for all fees, costs and expenses incurred by us in connection with a proceeding initiated by such stockholder in which such stockholder does not obtain a judgment on the merits that substantially achieves the full remedy sought. This provision may have the effect of discouraging lawsuits against us or our directors and officers.

Anti-Takeover Effects of Delaware and Washington Law and Our Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Washington Business Corporation Act

The laws of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington Business Corporation Act, or WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation, an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•	any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.

We will be considered a “target corporation” so long as our principal executive office is located in Washington, and: (1) a majority of our employees are residents of the state of Washington or we employ more than one thousand residents of the state of Washington; (2) a majority of our tangible assets, measured by market value, are located in the state of Washington or we have more than $50.0 million worth of tangible assets located in the state of Washington; and (3) any one of the following: (a) more than 10% of our stockholders of record are resident in the state of Washington; (b) more than 10% of our shares are owned of record by state residents; or (c) 1,000 or more of our stockholders of record are resident in the state.

If we meet the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.

Certificate of Incorporation and Bylaws

Provisions of the certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, the certificate of incorporation and bylaws will:

•	permit the board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide the board of directors into three classes;

•	provide that a director may only be removed from the board of directors by the stockholders for cause;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

•	not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer (or president, in the absence of a chief executive officer) or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	provide that stockholders will be permitted to amend the bylaws only upon receiving at least two-thirds of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

•

provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to the company or our stockholders, (3) any action asserting a claim against our company arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, (4) any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws, or (5) any action asserting a claim against our company governed by the internal affairs doctrine. Although our certificate of incorporation contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

The amendment of any of these provisions would require approval by the holders of at least two-thirds of our then outstanding common stock, voting as a single class.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association. The transfer agent and registrar’s address is Wells Fargo Shareholder Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4101.

Listing

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “JUNO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although our common stock has been approved for listing on NASDAQ, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of September 30, 2014 and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock, 85,397,445 shares of our common stock will be outstanding (including 9,231,339 shares of restricted stock subject to vesting), or 86,784,945 shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	No shares will be eligible for sale on the date of this prospectus; and

•	76,147,445 shares (or 77,383,808 shares assuming CL Alaska, L.P., which has indicated an intent to purchase an aggregate of approximately $25 million in shares of our common stock in this offering, purchases at the initial public offering price of $22.00 per share, the midpoint of the price range set forth on the cover and Hal V. Barron, M.D., one of our directors, purchases 100,000 shares of our common stock in this offering) will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus, subject to vesting for unvested restricted stock awards and to any applicable volume limitations for affiliates under Rule 144.

Lock-up Agreements

We, our directors and officers and substantially all of the holders of our equity securities have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and Goldman, Sachs & Co. as representatives of the underwriters, after the date of this prospectus. The agreements entered into by our directors, officers and certain of our significant stockholders are described in the section of this prospectus captioned “Underwriting.” Substantially all of the holders of our equity securities are subject to similar market stand-off provisions that are included in our form restricted stock and stock option grant agreements and our stockholder agreements.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate for purposes of the Securities Act at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 853,974 shares immediately after this offering; and

•	the average weekly trading volume in our common stock on NASDAQ during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would begin on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. Substantially all of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the representatives of the underwriters to release all or any portion of these shares from the lock-up agreements.

Stock Awards

As of September 30, 2014, there were options to purchase 1,871,226 shares of our common stock and 9,231,339 unvested restricted stock awards outstanding under our 2013 Equity Incentive Plan. An additional 1,265,672 shares were reserved for future issuance under our 2013 Equity Incentive Plan. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares issued or issuable under our stock plans.

We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the shares, to the provisions of the lock-up agreements and market stand-off provisions described above.

Registration Rights

Upon completion of this offering, the holders of approximately 63,909,395 shares of our common stock (or 65,511,959 shares of common stock if the license with Opus Bio, Inc., or Opus Bio, becomes effective, as well as any shares of common stock issued in payment of success payments with FHCRC and MSK or upon achievement of milestones under the license with Opus Bio) will be eligible to exercise certain rights to cause us to register their shares for resale under the Securities Act, subject to various conditions and limitations. These registration rights are described under the caption “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable, and a large number of shares may be sold into the public market. If that occurs, the market price of our common stock could be adversely affected.

MATERIAL U.S. FEDERAL INCOME AND ESTATE

TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, or Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons subject to the alternative minimum tax or federal tax on net investment income, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of our common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN or W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the U.S.) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (1) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period ending on the date of such disposition or such Non-U.S. Holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (a) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period ending on the date of the disposition and (ii) the holder’s holding period and (b) our common stock is regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (1) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we (or our paying agents) must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder when the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts of tax withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends on and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. This U.S. federal withholding tax of 30% will also apply to dividends on and the gross proceeds of a disposition of our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these rules to their investment in our common stock.

Under the applicable Treasury Regulations, the withholding provisions described above will generally apply to payments of dividends made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the U.S. at the time of his or her death.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Leerink Partners LLC

Total	9,250,000

The underwriters and the representatives are collectively referred to as the underwriters and the representatives, respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

CL Alaska, L.P. has indicated an intent to purchase up to approximately $25 million in shares of our common stock, and Hal V. Barron, M.D., one of our directors, has expressed an interest in purchasing 100,000 shares of our common stock in this offering. All such shares would be purchased at the initial public offering price and on the same terms as the other purchasers in this offering. Whether or not CL Alaska, L.P. or our director purchases any or all of the shares for which CL Alaska L.P. or our director has indicated an intent to purchase will not affect the underwriters’ commitment to purchase the common shares offered by us if the underwriters purchase any shares.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,387,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.3 million. We have agreed to reimburse the underwriters for certain legal expenses relating to this offering up to $40,000, and the underwriters have agreed to reimburse us for certain expenses relating to this offering, which we estimate to be approximately $200,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on The NASDAQ Global Select Market under the trading symbol “JUNO”.

We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the effective date of this registration statement, or the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition of shares of common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in this offering or acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•

transfers of shares or any security convertible into or exercisable or exchangeable for shares of common stock (1) by will or intestacy, (2) by bona fide gift, (3) to the spouse, domestic partner, parent, child or grandchild (each, an “immediate family member”) of the party subject to the lock-up restriction or to a trust formed for the benefit of one or more immediate family members, (4) if the party subject to the lock-up restriction is a corporation, partnership or other business entity (a) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with such party or (b) as part of a disposition, transfer or distribution without consideration by the undersigned to its equity holders, limited partners or members or (5) if the undersigned is a trust, to a trustee or beneficiary of the trust, provided that in the case of any transfer or distribution, each transferee, donee or distributee executes and delivers a lock-up letter, and provided, further, in the case of clauses (2) through (5), that no filing under Section 16(a) of the

Exchange Act reporting a reduction in beneficial ownership of shares or other public announcement shall be required or shall be voluntarily made during the restricted period; provided, further, however, that the undersigned shall be permitted to make required filings on a Schedule 13D, Form 13F or Schedule 13G under the Exchange Act, provided that any such filings shall not be made in connection with a transfer, disposition or distribution of Common Stock or any security convertible into or exercisable of exchangeable for Common Stock;

•	the transfer of shares or any securities convertible into shares of common stock upon a vesting event of our securities or upon the exercise of options or warrants to purchase securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the party subject to the lock-up restriction in connection with such vesting or exercise; provided that no filing under Section 16(a) of the Exchange Act reporting a disposition of shares of common stock or other public announcement shall be required or shall be made voluntarily in connection with such vesting or exercise during the restricted period;

•	the issuance of shares of common stock upon the exercise of an option or a warrant, or the conversion of a security outstanding on the date of this prospectus;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (1) such plan does not provide for the transfer of common stock during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act regarding the establishment of such plan is required of or made voluntarily, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such during the restricted period;

•	the conversion of our outstanding preferred stock into shares of common stock;

•	the transfer of shares or any security convertible into or exercisable or exchangeable for shares of common stock to us pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares;

•	the transfer of shares or any security convertible into or exercisable or exchangeable for shares of our common stock that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; provided that (1) with respect to any transfer in connection with a divorce settlement, each transferee shall execute and deliver a lock-up letter and (2) to the extent a public announcement or filing under the Exchange Act regarding the transfer is required of or is voluntarily made, such announcement or filing shall include a statement to the effect that the transfer was made by operation of law and, if applicable, pursuant to a qualified domestic order or in connection with a divorce settlement, as applicable; or

•	the transfer of shares or any security convertible into or exercisable or exchangeable for shares of common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control whereby our stockholders immediately prior to such transfer do not own a majority of the outstanding voting securities following such transfer in one or more transactions that has been approved by our board of directors (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of common stock or such other securities in connection with any such transaction, or vote any securities in favor of any such transaction).

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)              to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)              to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)              in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)              it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)              it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Leerink Partners LLC, or Leerink, acted as a financial advisor to us in our August 2014 private placement, in which we raised gross proceeds of approximately $133.7 million and paid Leerink fees in the amount of $1.2 million. In the August 2014 private placements, entities related to Leerink acquired a pecuniary interest in an aggregate of 91,574 shares of our common stock through direct purchases or purchases by related entities on the same terms as other investors. Under the rules of the Financial Industry Regulatory Authority, Inc., or FINRA, these entities are deemed to be “related persons” of Leerink and, therefore, the securities purchased by the Leerink related entities in the August 2014 private placements are regarded as additional compensation to the underwriters.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. Latham & Watkins LLP, Costa Mesa, California, is representing the underwriters. Investment funds associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation hold shares of our preferred stock convertible into an aggregate of 21,730 shares of our common stock, which represents less than 1% of our outstanding shares of common stock.

EXPERTS

The financial statements of Juno Therapeutics, Inc. at December 31, 2013, and for the period from August 5, 2013 to December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may read and copy the registration statement, including the exhibits and schedules thereto, at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at www.junotherapeutics.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

JUNO THERAPEUTICS, INC.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 31, 2013	F-3
Statement of Operations and Comprehensive Loss for the period from August 5, 2013 to December 31, 2013	F-4
Statement of Cash Flows for the Period from August 5, 2013 to December 31, 2013	F-5
Statement of Convertible Preferred Stock and Stockholders’ Deficit for the period from August 5, 2013 to December 31, 2013	F-6
Notes to Financial Statements	F-7
Unaudited Financial Statements
Condensed Balance Sheets as of September 30, 2014 and December 31, 2013	F-25
Condensed Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2014 and for the period from August 5, 2013 to September 30, 2013	F-26
Condensed Statements of Cash Flows for the nine months ended September 30, 2014 and for the period from August 5, 2013 to September 30, 2013	F-27
Condensed Statement of Convertible Preferred Stock and Stockholders’ Deficit for the nine months ended September 30, 2014	F-28
Condensed Notes to Financial Statements	F-29

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Juno Therapeutics, Inc.

We have audited the accompanying balance sheet of Juno Therapeutics, Inc. as of December 31, 2013 and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the period from August 5, 2013 to December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Juno Therapeutics, Inc. at December 31, 2013, and the results of its operations and its cash flows for the period from August 5, 2013 to December 31, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington

September 12, 2014, except as to the last paragraph of Note 2, as to which the date is December 8, 2014

Juno Therapeutics, Inc.

Balance Sheet

(In thousands, except share and per share amounts)

December 31, 2013
ASSETS
Current assets:
Cash	$35,966
Prepaid expenses and other current assets	159

Total current assets	36,125

Property and equipment, net	40
Fair value of convertible preferred stock option	3,829
Other assets	100

Total assets	$40,094

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,148
Accrued liabilities	9,970

Total current liabilities	11,118

Deferred rent	75

Commitments and contingencies

Convertible preferred stock, $0.0001 par value; 97,200,000 shares authorized; 19,180,664 shares issued and outstanding at December 31, 2013 (liquidation preference of $76,723)	72,583
Stockholders’ deficit:
Common stock, $0.0001 par value, 200,000,000 shares authorized; 6,379,270 shares issued and outstanding at December 31, 2013	1
Additional paid-in capital	8,137
Accumulated deficit	(51,820)

Total stockholders’ deficit	(43,682)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$40,094

See accompanying notes.

Juno Therapeutics, Inc.

Statement of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

Period from August 5, 2013 to December 31, 2013
Operating expenses:
Research and development	$46,245
General and administrative	4,238
Litigation	1,195

Total operating expenses	51,678

Loss from operations	(51,678)
Other income (expense)	(142)

Net loss and comprehensive loss	$(51,820)

Net loss per share attributable to common stockholders, basic and diluted	$(14.16)

Weighted average common shares outstanding, basic and diluted	3,658,687

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)	$(5.40)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)	9,603,444

See accompanying notes.

Juno Therapeutics, Inc.

Statement of Cash Flows

(In thousands)

Period from August 5, 2013 to December 31, 2013
OPERATING ACTIVITIES
Net loss	$(51,820)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2
Stock-based compensation	125
Non-cash expense in connection with equity issuances	10,235
Loss from remeasurement of fair value of convertible preferred stock option	142
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(258)
Accounts payable	1,098
Accrued liabilities and deferred rent	9,966

Net cash used in operating activities	(30,510)

INVESTING ACTIVITIES
Purchase of property and equipment	(42)

Net cash used in investing activities	(42)

FINANCING ACTIVITIES
Proceeds from issuance of common stock	12
Proceeds from issuance of convertible preferred stock, net	66,506

Net cash provided by financing activities	66,518

Net increase in cash during the period	35,966
Cash, beginning of the period	—

Cash, end of the period	$35,966

SUPPLEMENTAL CASH FLOW INFORMATION
Fair value of convertible preferred stock option at issuance	$(3,971)

Convertible preferred stock issuance costs incurred but unpaid	$127

See accompanying notes.

Juno Therapeutics, Inc.

Statement of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholder’s Deficit
	Shares	Amount	Shares	Amount
Balance at August 5, 2013	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	1,460,413	—	387	—	387
Issuance of Series A-1 convertible preferred stock as part of acquisition, non-cash	2,250,000	4,860	—	—	—	—	—
Issuance of Series A convertible preferred stock as part of acquisition, non-cash	263,747	1,055	—	—	—	—	—
Issuance of common stock as part of acquisition, non-cash	—	—	225,000	—	18	—	18
Issuance of Series A convertible preferred stock, net of $289 in issuance costs	15,000,000	60,000	—	—	(289)	—	(289)
Issuance of Series A convertible preferred stock	1,666,917	6,668	—	—	—	—	—
Fair value of convertible preferred stock option at issuance	—	—	—	—	3,971	—	3,971
Issuance of common stock to strategic partner, non-cash	—	—	3,274,998	1	3,405	—	3,406
Issuance of common stock to strategic partner, non-cash	—	—	500,000	—	520	—	520
Vesting of restricted stock issued to founders	—	—	295,036	—	79	—	79
Vesting of restricted stock issued to employees	—	—	623,823	—	46	—	46
Net loss	—	—	—	—	—	(51,820)	(51,820)

Balance at December 31, 2013	19,180,664	$72,583	6,379,270	$1	$8,137	$ (51,820)	$ (43,682)

See accompanying notes.

Juno Therapeutics, Inc.

Notes to Financial Statements

December 31, 2013

1. Organization and Basis of Presentation

Juno Therapeutics, Inc. (the “Company”) was incorporated in Delaware on August 5, 2013 as FC Therapeutics, Inc., and changed its name to Juno Therapeutics, Inc. on October 23, 2013. The Company is building a fully-integrated biopharmaceutical company focused on revolutionizing medicine by re-engaging the body’s immune system to treat cancer. Founded on the vision that the next important phase of medicine will be driven by the use of human cells as therapeutic entities, the Company is developing cell-based cancer immunotherapies based on its chimeric antigen receptor (“CAR”) and high-affinity T cell receptor (“TCR”) technologies to genetically engineer T cells to recognize and kill cancer cells.

The Company is subject to a number of risks similar to other biopharmaceutical companies in the early stage, including, but not limited to, the need to obtain adequate additional funding, possible failure of preclinical testing or clinical trials, the need to obtain marketing approval for its product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Company’s products, and protection of proprietary technology. If the Company does not successfully commercialize or partner any of its product candidates, it will be unable to generate product revenue or achieve profitability. As of December 31, 2013, the Company had an accumulated deficit of approximately $51.8 million.

2. Significant Accounting Policies

Use of Estimates

The preparation of the Company’s financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

The Company uses significant estimates and assumptions in determining the fair value of its common stock. The Company recorded expense for restricted stock grants at prices not less than the fair market value of its common stock as determined by management with consideration of the American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The estimated fair value of the Company’s common stock was based on a number of objective and subjective factors, including external market conditions affecting the biopharmaceutical industry sector and the prices at which the Company sold shares of convertible preferred stock, and the preferential rights and privileges of equity securities senior in preference to the Company’s common stock at the time.

Comprehensive Loss

Comprehensive loss was equal to net loss for the period from August 5, 2013 to December 31, 2013.

Property and Equipment, Net

Property and equipment consist of laboratory equipment, computer equipment and software, leasehold improvements and furniture and fixtures. Property and equipment is stated at cost, and depreciated using the straight-line method over the estimated useful lives of the respective assets:

Laboratory equipment	5 years
Computer equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of asset’s useful life or remaining term of lease

Impairment of Long-Lived Assets

The Company regularly reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the assets to the Company’s business objective. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset’s fair value. The Company has not recognized any impairment losses through December 31, 2013.

Fair Value of Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. The fair value hierarchy prioritizes valuation inputs based on the observable nature of those inputs. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The hierarchy defines three levels of valuation inputs:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability

The carrying amounts of accounts payable and accrued liabilities approximate their fair values due to their short-term maturities. The Company believes the fair value of its liability from the October 2013 asset acquisition from ZetaRx Biosciences, Inc. (“ZetaRx”), described in Note 3, approximates its carrying value. Its convertible preferred stock issued with the acquisition is at estimated fair value.

Series A-1 Convertible Preferred Stock

The Company estimated the fair value of the Series A-1 convertible preferred stock issued with the ZetaRx asset acquisition using an option pricing model taking into consideration the rights and privileges of the Series A-1 holders. The estimated fair value of the Series A-1 convertible preferred stock was determined to be $2.16 per share for a total of $4.9 million at the date of acquisition. The fair value of Series A-1 convertible preferred stock was estimated using assistance from an independent third-party valuation firm. Additionally, its convertible preferred stock option and success payment liability represent estimated fair value based on Level 3 inputs. There are no Level 1 or Level 2 assets or liabilities.

Convertible Preferred Stock Option

Pursuant to the October 2013 Series A convertible preferred stock purchase agreement, the Company had the right to sell, or “put,” additional shares of Series A convertible preferred stock in subsequent closings as well as potential obligations to issue additional convertible preferred shares upon the occurrence of certain events. The Company assessed its rights and potential obligations to sell additional shares and determined them to be a single unit of accounting, with classification outside of equity in accordance with ASC 480, Distinguishing Liabilities from Equity. As of December 31, 2013, certain Series A holders were obligated to purchase an aggregate additional 5.0 million shares at $4.00 per share in a final closing, contingent upon the approval by the Company’s board of directors of a defined strategic plan and the Company was obligated to sell the same number of shares upon the occurrence of certain events.

The Company recorded this combined instrument as a Series A convertible preferred stock option on the balance sheet at its fair value as of the date of the initial closing of the Series A convertible preferred stock financing in October 2013. This option is revalued to its estimated fair value at each subsequent balance sheet date, with fair value changes recognized as increases or reductions to other income (expense), net in the statements of operations. The Company estimates the fair value of this asset based on commonly used methods recommended by the AICPA and other accounting guidance. As of the balance sheet date, the fair value was estimated using the option pricing model and assumptions that are based on the individual characteristics of the option on the valuation date, as well as assumptions for expected volatility, expected term, and risk-free interest rate. The following assumptions were used in the Black-Scholes option pricing model to estimate the fair value of the Series A convertible preferred stock option:

Assumptions	October 16, 2013	December 31, 2013
Fair value of underlying stock (Series A)	$4.00	$4.00
Risk free interest rate	0.13%	0.12%
Dividend yield	—	—
Expected volatility	60%	60%
Expected term (years)	0.70	0.65

The Company estimated the fair value of the Series A convertible preferred stock option at $3.9 million on the date of issuance. As of December 31, 2013, the estimated fair value was $3.8 million, resulting in a $0.1 million increase to other expense in the statement of operations.

Concentrations of Credit Risk and Off-Balance Sheet Risk

As of December 31, 2013, all of the Company’s cash was deposited in an account at a single financial institution. The Company maintains its cash with a high quality, accredited financial institution and accordingly, such funds are subject to minimal credit risk. The Company has no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts or other hedging arrangements.

Research and Development Expense

The Company records expense for research and development costs to operations as incurred. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made. Research and development expenses consist of costs incurred by us for the discovery and development of the Company’s product candidates and include:

•	employee-related expenses, including salaries, benefits, travel, and non-cash stock-based compensation expense;

•	external research and development expenses incurred under arrangements with third parties, such as contract research organizations, contract manufacturing organizations, academic and non-profit institutions, and consultants;

•	license fees; and

•	other expenses, which include direct and allocated expenses for laboratory, facilities, and other costs.

General and Administrative Expense

General and administrative costs are expensed as incurred and include legal costs, employee-related expenses including salaries, benefits, travel and non-cash stock-based compensation for the Company’s personnel in executive, legal, finance and accounting, human resources, and other administrative functions, as well as fees paid for accounting and tax services, consulting fees and facilities costs not otherwise included in research and development expenses. Legal costs include general corporate legal fees and patent costs.

Litigation Expense

Litigation expense includes legal expense the Company incurs with respect to Trustees of the University of Pennsylvania v. St. Jude Children’s Research Hospital, Civil Action No. 2:13-cv-01502-SD (E.D. Penn.), as well as expenses the Company is required to reimburse to St. Jude Children’s Research Hospital (“St. Jude”) with respect to such litigation. See Note 5, License Agreements.

Success Payments

The Company granted rights to share-based success payments to the Fred Hutchinson Cancer Research Center (“FHCRC”) and Memorial Sloan Kettering Cancer Center (“MSK”) pursuant to the terms of its collaboration agreements with each of those entities. Pursuant to the terms of these arrangements, the Company may be required to make success payments based on increases in the estimated fair value of the Company’s Series A convertible preferred stock, or any security into which such stock has been converted or for which it has been exchanged, payable in cash or publicly-traded equity at the Company’s discretion. See Note 2, Collaboration Agreements. The success payments are accounted for under ASC 505-50, Equity-Based Payments to Non-Employees. Once the service period is complete, the instrument will be accounted for under ASC 815, Derivatives and Hedging, and continue to be marked to market with all changes in value recognized immediately in other income or expense.

The success payment liability is estimated at fair value at inception and at each subsequent balance sheet date and the expense is amortized over the term of the related collaboration agreement, which is the service period. As of December 31, 2013, because the probability of achieving an increase in value during the service period that would trigger any success payment was very low and less than one quarter had elapsed since the agreement was executed, the estimated fair value of the award attributable to the elapsed service period under the arrangement was de minimis.

Stock-Based Compensation

The Company records non-cash stock compensation expense for its equity awards to employees, directors, and consultants. As of December 31, 2013, the Company had only granted restricted stock awards.

The Company records expenses for the fair value of restricted stock awards to employees over the requisite service period, which is the vesting period. The Company also granted restricted stock awards that vest in conjunction with certain performance conditions to certain key employees and directors. At each reporting date, the Company is required to evaluate whether achievement of the performance conditions is probable. Compensation expense is recorded over the appropriate service period based upon the Company’s assessment of accomplishing each performance provision. Compensation expense is measured using the fair value of the award at the grant date, net of forfeitures, and is adjusted annually to reflect actual forfeitures.

Stock-based awards issued to non-employees, including directors for non-board related services, are accounted for based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured.

The Company recognized $0.1 million in stock-based compensation expense for restricted stock grants for the period from August 5, 2013 to December 31, 2013.

Patent Costs

The costs related to acquiring patents and to prosecuting and maintaining intellectual property rights are expensed, as incurred, to general and administrative due to the uncertainty surrounding the drug development process and the uncertainty of future benefits.

Convertible Preferred Stock

The carrying value of the Company’s Series A convertible preferred stock and the Series A-1 convertible preferred stock is adjusted to reflect dividends when and if declared by the Company’s board of directors. No dividends have been declared by the board of directors since inception. The Company classifies its convertible preferred stock outside of permanent equity as the redemption of such stock is not solely under the control of the Company.

Income Taxes

The Company determines its deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax asset will not be recovered. The Company applies judgment in the determination of the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. During the period from August 5, 2013 to December 31, 2013, the Company had no material unrecognized tax benefits. The Company recognizes any material interest and penalties related to unrecognized tax benefits in income tax expense.

The Company is required to file income tax returns in the U.S. federal jurisdiction. The Company currently is not under examination by the Internal Revenue Service or other jurisdictions for any tax years.

Net Loss per Share

Basic and diluted net loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period, without consideration for common stock equivalents. The Company’s potentially dilutive shares, which include preferred stock and unvested restricted stock, are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. The following table reconciles net loss to net loss attributable to common stockholders (in thousands, except share and per share data):

Period From August 5, 2013 to December 31, 2013
Net loss attributable to common stockholders	$(51,820)
Weighted average number of common shares used in net loss per share attributable to common stockholders – basic and diluted	3,658,687

Net loss per share attributable to common stockholders – basic and diluted	$(14.16)

The amounts in the table below were excluded from the calculation of diluted net loss per share, prior to the use of the treasury stock method, due to their anti-dilutive effect:

December 31, 2013
Series A convertible preferred stock	16,930,664
Series A-1 convertible preferred stock	2,250,000
Unvested restricted common stock	5,789,123

Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma net loss per common share is computed using the weighted-average number of common shares outstanding and assumes the automatic conversion of all outstanding shares of the Company’s Series A convertible preferred stock and Series A-1 convertible preferred stock (see Note 7, Convertible Preferred Stock) as of December 31, 2013, into 5,944,757 weighted-average shares of common stock upon the closing of the Company’s planned initial public offering (“IPO”), as if it had occurred on August 5, 2013. The Company believes the unaudited pro forma net loss per share provides material information to investors, as the automatic conversion of the Company’s Series A convertible preferred stock and Series A-1 convertible preferred stock, and the disclosure of pro forma net loss per common share provides an indication of net loss per common share that is comparable to what will be reported by the Company as a public company following the closing of the IPO.

The following table summarizes our unaudited pro forma net loss per share attributable to common stockholders (in thousands, except share and per share data):

Period From August 5, 2013 to December 31, 2013
Numerator:
Net loss attributable to common stockholders	$ (51,820)
Denominator:
Weighted average number of common shares used in net loss per share attributable to common stockholders – basic and diluted	3,658,687
Add: adjustment to reflect assumed effect of automatic conversion of convertible preferred stock	5,944,757

Pro forma weighted average number of shares outstanding – basic and diluted	9,603,444

Pro forma net loss per share attributable to common stockholders – basic and diluted	$ (5.40)

Segments

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.

Recent Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board released Accounting Standards Update (“ASU”) No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation. ASU 2014-10 removes all incremental financial reporting requirements from GAAP for development stage entities. The Company early adopted this standard in its financial statements for the period from August 5, 2013 through December 31, 2013. As a result of the early adoption of ASU 2014-10, the accompanying financial statements do not include the incremental reporting requirements previously required by Topic 915.

Reverse Stock Split

In December 2014, the Company’s board of directors and stockholders approved an amendment to the Company’s amended and restated certificate of incorporation to effect a reverse split of shares of its common stock and convertible preferred stock on a 1-for-4 basis (the “Reverse Stock Split”). The par values and the authorized shares of the common and convertible preferred stock were not adjusted as a result of the Reverse Stock Split. The Reverse Stock Split became effective on December 8, 2014. All issued and outstanding common stock and convertible preferred stock and related per share amounts contained in the financial statements have been retroactively adjusted to reflect this Reverse Stock Split for all periods presented.

3. Acquisition of Technology From ZetaRx Biosciences, Inc.

The Company purchased substantially all of the assets and assumed certain liabilities of ZetaRx in October 2013. The total purchase price was $8.4 million based on the estimated fair value of the stock issued by the Company in the transaction and the liabilities assumed in the transaction. The primary assets purchased in the acquisition were in-process research and development license agreements, including license agreements with FHCRC and City of Hope. The patents and patent applications to which the Company obtained rights as a result of the acquisition of these agreements are directed, in part, to CAR constructs, including bispecific CARs and T cell ablation technologies, and to defined T cell compositions, and their use for immunotherapy. The Company concluded that the assets acquired and liabilities assumed did not meet the accounting definition of a business as inputs were acquired but no processes or outputs were acquired, and the licensed technology had not achieved technological feasibility. As such, the Company treated the acquisition as an asset purchase, recording the purchase price as $8.4 million in research and development expense in the accompanying statement of operations and comprehensive loss.

As consideration for the purchase price, the Company issued 2,250,000 shares of Series A-1 convertible preferred stock, 263,747 shares of Series A convertible preferred stock and 225,000 shares of common stock. The fair value of this stock was estimated using assistance from an independent third-party valuation firm. The Company has the right to re-purchase 625,000 shares of Series A-1 convertible preferred stock at a price of $16.00 per share until September 30, 2015, which right would expire upon the IPO. In addition to the issuance of this equity, the Company assumed liabilities of up to $3.75 million which included an agreement to indemnify ZetaRx stockholders for up to $1.0 million of income taxes. As of December 31, 2013, the Company had paid $1.6 million of the liabilities assumed and estimated an additional $0.5 million of liabilities remaining were probable of payment. The Company has a remaining exposure of $1.6 million of contingent liabilities under the agreement, but this is not considered probable and has not been accrued as of December 31, 2013. The $1.0 million tax indemnification was not considered probable of occurring and therefore not recorded as part of the acquisition.

4. Collaboration Agreements

Fred Hutchinson Cancer Research Center

In October 2013, the Company entered into a collaboration agreement with FHCRC, focused on research and development of cancer immunotherapy products. The agreement has a six year term and can be extended if mutually agreed upon. The research will be conducted in accordance with a research plan and budget approved by the parties. The Company is committed to aggregate research funding of $8.0 million over a period of six years relating to the research and development of cellular immunology products. Under the terms of the agreement, the Company reimbursed FHCRC $1.5 million in costs related to execution of the agreement, which were recorded as general and administrative expenses in the accompanying statement of operations and comprehensive loss.

The Company also granted FHCRC 3,274,998 shares of common stock in connection with the collaboration and recognized $3.4 million in research and development expense in the accompanying statement of operations and comprehensive loss based on the estimated fair value of the stock on the grant date.

Further, the Company granted FHCRC rights to certain share-based success payments. Under the terms of this arrangement, the Company may be required to make success payments to FHCRC based on increases in the estimated fair value of the Company’s Series A convertible preferred stock, or any security into which such stock has been converted or for which it has been exchanged. The potential payments are based on multiples of increased value ranging from 5x to 40x based on a comparison of the estimated fair value of the Series A convertible preferred stock relative to its original $4.00 issuance price. Assuming the automatic conversion of the Series A convertible preferred stock in the IPO, the payments would be based on whether the value of the Company’s common stock meets or exceeds certain specified threshold values ascending from $20.00 per share to $160.00 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. The aggregate success payments to FHCRC are not to exceed $375 million which would only occur upon a 40x increase in value. The following table summarizes the potential success payments, which are payable in cash or publicly-traded equity at the Company’s discretion:

Multiple of equity value at issuance	5.0x	7.5x	10.0x	15.0x	20.0x	25.0x	30.0x	35.0x	40.0x
Per share common stock price required for payment	$20.00	$30.00	$40.00	$60.00	$80.00	$100.00	$120.00	$140.00	$160.00
Success payment(s) (in millions)	$10	$25	$40	$50	$50	$50	$50	$50	$50

The success payments will be owed, if applicable, after measurement of the value of the applicable securities in connection with contractually specified valuation dates during a certain period (the “success payment period”), which events include an initial public offering of the Company’s stock, a merger, an asset sale, or the sale of the majority of the shares held by certain of the Company’s stockholders or the last day of the success payment period. If a higher success payment tier is met at the same time a lower tier is first met, both tiers will be owed.

The Company records expense for the fair value of the success payments over the term of the collaboration agreement, which is the service period. As of December 31, 2013, because the probability of achieving a 5x increase in value was very low and less than one quarter had elapsed since the agreement was executed, the estimated fair value of the award attributable to the elapsed service period under the arrangement was de minimis.

Memorial Sloan Kettering Cancer Center

In November 2013, the Company entered into a sponsored research agreement with MSK, focused on research and development relating to chimeric antigen receptor T cell technology. The research will be conducted in accordance with a research plan and budget approved by the parties. The Company is committed to aggregate research funding of $2.2 million over a period of five years. The Company also entered into a master clinical study agreement, with MSK, pursuant to which the Company committed to provide aggregate funding to MSK of up to $7.2 million for six clinical studies to be conducted at MSK on the Company’s behalf. Each such study will be conducted in accordance with a written plan and budget and protocol approved by the parties.

The Company also granted MSK 500,000 shares of common stock in connection with the research agreement and recognized $520,000 in research and development expense in the statement of operations based on the estimated fair value of the stock on the grant date.

Further, the Company granted MSK rights to certain share-based success payments. Under the terms of this arrangement, the Company may be required to make success payments to MSK based on the increases in the estimated fair value of the Company’s Series A convertible preferred stock, or any security into which such stock has been converted or for which it has been exchanged. The potential payments are based on multiples of increased value ranging from 10x to 30x based on a comparison of the estimated fair value of the Series A convertible preferred stock relative to its original $4.00 issuance price. Assuming the automatic conversion of the Series A convertible preferred stock in the IPO, the payments would be based on whether the value of the Company’s common stock meets or exceeds certain specified threshold values ascending from $40.00 per share to $120.00 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. The aggregate success payments to MSK are not to exceed $150 million, which would only occur upon a 30x increase in value. The following table summarizes the potential success payments, which are payable in cash or publicly-traded equity at the Company’s discretion:

Multiple of equity value at issuance	10.0x	15.0x	30.0x
Per share common stock price required for payment	$40.00	$60.00	$120.00
Success payment(s) (in millions)	$10	$70	$70

The success payments will be owed, if applicable, after measurement of the value of the applicable securities in connection with contractually specified valuation dates during the success payment period, which events include an initial public offering of the Company’s stock, a merger, an asset sale, or the sale of the majority of the shares held by certain of the Company’s stockholders, or the last day of the success payment period. If a higher success payment tier is met at the same time a lower tier is first met, both tiers will be owed.

The Company records expense for the fair value of the success payments over the term of the collaboration agreement, which is the service period. As of December 31, 2013 because the probability of achieving a 10x increase in value was very low and less than one quarter had elapsed since the agreement was executed, the estimated fair value of the award attributable to the elapsed service period under the arrangement was de minimis.

5. License Agreements

Fred Hutchinson Cancer Research Center

In October 2013, the Company entered into a license agreement with FHCRC, pursuant to which the Company acquired an exclusive, worldwide, sublicensable license under certain patent rights, and a non-exclusive, worldwide, sublicensable license under certain technology, to research, develop, manufacture, improve, and commercialize products and processes covered by such patent rights or incorporating such technology for all therapeutic uses for the treatment of human cancer. The patents and patent applications covered by this agreement are directed, in part, to CAR constructs, including target specific constructs and customized spacer regions, TCR constructs, and their use for immunotherapy. The Company classifies on the statement of operations payments accrued or made under its licensing arrangements based on the underlying nature of the expense. Expenses related to the reimbursement of legal and patent costs are classified as general and administrative because the nature of the expense is not related to the research or development of the technologies the Company is licensing. The Company paid $250,000 in the period from August 5, 2013 through December 31, 2013, as an upfront license fee, which was recorded as research and development expense. In addition, the Company recorded $225,000 in the period from August 5, 2013 through December 31, 2013, to general and administrative expense for reimbursed patent related fees and costs incurred by FHCRC.

The Company also agreed to pay FHCRC annual maintenance fees, milestone payments, and royalties as a percentage of net sales of licensed products. After five years the Company is obligated to pay a $100,000 minimum annual royalty, with such payments creditable against royalties.

Milestone payments to FHCRC of up to an aggregate of $6.75 million per licensed product, including JCAR014 and JCAR017, are triggered upon the achievement of specified clinical and regulatory milestones and are not creditable against royalties. The Company may terminate the agreement at any time with 90 days’ written notice.

Memorial Sloan Kettering Cancer Center

In November 2013, the Company entered into a license agreement with MSK, pursuant to which the Company acquired a worldwide, sublicensable license to specified patent rights and intellectual property rights related to certain know-how to develop, make, and commercialize licensed products and to perform services for all therapeutic and diagnostic uses, which license is exclusive with respect to such patent rights and tangible materials within such know-how, and non-exclusive with respect to such know-how and related intellectual property rights. The patents and patent applications covered by this agreement are directed, in part, to CAR constructs, including bispecific and armored CARs, and their use for immunotherapy. The Company recorded $6.9 million in the period from August 5, 2013 to December 31, 2013 for the upfront license fee, which was recorded as research and development expense and paid in January 2014. In addition, the Company recorded $100,000 in the period from August 5, 2013 through December 31, 2013 to general and administrative expense for reimbursed patent related fees and costs incurred by MSK.

The Company also agreed to pay MSK milestone payments and royalties as a percentage of net sales of licensed products and services by us or our affiliates and sublicensees. After five years the Company is obligated to pay a $100,000 minimum annual royalty, with such payments credible against royalties.

Milestone payments to MSK of up to an aggregate of $6.75 million per licensed product, including JCAR015, are triggered upon the achievement of specified clinical and regulatory milestones and are not creditable against royalties. The Company may terminate the agreement at any time with 30 days’ written notice, but if the Company has commenced the commercialization of licensed products, the Company can only terminate at will if it ceases all development and commercialization of licensed products.

St. Jude Children’s Research Hospital

In December 2013, the Company entered into an agreement with St. Jude, pursuant to which it (1) obtained control over, and is obliged to pursue and defend, St. Jude’s causes of action in Trustees of the University of Pennsylvania v. St. Jude Children’s Research Hospital, Civil Action No. 2:13-cv-01502-SD (E.D. Penn.), which concerns both U.S. Patent No. 8,399,645 (the “’645 Patent”) and a contractual dispute between St. Jude and the Trustees of the University of Pennsylvania (“Penn”) and (2) acquired an exclusive, worldwide, royalty-bearing license under certain patent rights owned by St. Jude, including the ’645 Patent, to develop, make, and commercialize licensed products and services for all therapeutic, diagnostic, preventative, and palliative uses. The patents and patent applications covered by this agreement are directed, in part, to CAR constructs capable of signaling both a primary and a costimulatory pathway. Together with St. Jude, the Company is a party in, and is adverse to, Penn and Novartis Pharmaceutical Corporation in that litigation (the “Penn litigation”). The Company also obtained settlement authority in the Penn litigation, subject to certain conditions, including St. Jude’s prior written consent, which may not be unreasonably withheld, and the right to a majority of any recovery in the Penn litigation above a certain threshold. The Company paid $25.0 million in the period from August 5, 2013 through December 31, 2013, as a license fee, which was recorded as research and development expense. In addition, the Company recorded $305,000 in the period from August 5, 2013 through December 31, 2013, to general and administrative expense for patent related fees and costs incurred by St. Jude.

The Company also agreed to pay to St. Jude milestone payments and royalties as a percentage of net sales of licensed products and services, and a percentage of St. Jude’s reasonable legal fees incurred in connection with the Penn litigation. As of December 31, 2013, $215,000 has been recorded as litigation expense in the statement of operations and comprehensive loss for legal reimbursements. The Company is obligated to pay a $100,000 minimum annual royalty for the first two years of the agreement and a $500,000 minimum annual royalty thereafter.

Milestone payments to St. Jude of up to an aggregate of $62.5 million are triggered upon the achievement of specified clinical, regulatory, and commercialization milestones for licensed products, including JCAR014 or JCAR017, and are not creditable against royalties. The Company can terminate the agreement for any reason upon advance written notice.

6. Accrued Liabilities

Accrued liabilities consisted of the following at December 31 (in thousands):

December 31, 2013
License fee payable	$6,900
Accrued legal expenses	1,623
Accrued clinical expenses	493
Accrued employee expenses	263
Accrued bonus expense	137
Accrued costs from technology acquisition	494
Other	60

Total accrued liabilities	$9,970

7. Convertible Preferred Stock

In October 2013, the Company issued 2,250,000 shares of Series A-1 convertible preferred stock and 263,747 shares of Series A convertible preferred stock to ZetaRx, as part of an asset acquisition.

In October 2013 and December 2013, the Company sold an aggregate of 16,666,917 shares of Series A convertible preferred stock at a price of $4.00 per share for gross proceeds of $66.7 million.

Upon certain change in control events that are outside of the Company’s control, holders of the convertible preferred stock can cause its redemption. This requires the Company’s convertible preferred stock to be classified outside of stockholders’ deficit on the accompanying balance sheet.

The Company assessed the Series A convertible preferred stock and Series A-1 convertible preferred stock for any beneficial conversion features or embedded derivatives, including the conversion option, that would require bifurcation from the Series A convertible preferred stock and Series A-1 convertible preferred stock and receive separate accounting treatment. On the date of the issuance, the fair value of the common stock into which the Series A convertible preferred stock and Series A-1 convertible preferred stock, respectively, was convertible less than the effective conversion price of the Series A convertible preferred stock and Series A-1 convertible preferred stock and, as such, there was no intrinsic value of the conversion option on the commitment date.

The rights, preferences and privileges of the Series A convertible preferred stock and Series A-1 convertible preferred stock as of December 31, 2013, are summarized below.

Conversion

Shares of Series A convertible preferred stock and Series A-1 convertible preferred stock are convertible into common stock based on a defined conversion ratio, which was set at one-for-one, adjustable for certain dilutive events. No such adjustment had occurred as of December 31, 2013.

The convertible preferred stock is convertible at the option of the holder at any time without any additional consideration, and all shares convert automatically convert into shares of common stock upon the closing of the sale of shares of common stock in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), at a price at least $125.0 million divided by the aggregate number of shares of the Company’s issued and outstanding capital stock immediately prior to such offering, provided that such offering results in at least $30.0 million of gross proceeds to the Company. In addition, the Series A convertible preferred stock will automatically convert into shares of common stock upon the vote or written consent of the holders of 75% of the outstanding Series A convertible preferred stock, voting as a single class. The Series A-1 convertible preferred stock will automatically convert into shares of common stock upon the vote or written consent of the holders of 60% of the outstanding Series A-1 convertible preferred stock, voting as a single class.

Dividends

Each holder of Series A convertible preferred stock and Series A-1 convertible preferred stock is entitled to receive non-cumulative dividends, when and if declared by the Company’s board of directors, at an annual rate of 8% of the original issue price prior to and in preference to the payment of a dividend on common stock. No dividends have been declared to date.

Liquidation Preference

In the event that the Company is liquidated either voluntarily or involuntarily, or if any event occurs that is deemed a liquidation under the Company’s certificate of incorporation, each holder of Series A convertible preferred stock and Series A-1 convertible preferred stock will be entitled to receive a liquidation preference out of any proceeds from the liquidation before any distributions are made to the holders of common stock. The liquidation preference for each share of the Series A convertible preferred stock and Series A-1 convertible preferred stock is equal to the original issue price for such series (plus any declared but unpaid dividends), which is $4.00 for each of the Series A convertible preferred stock and Series A-1 convertible preferred stock. The liquidation preference of the Series A convertible preferred stock is senior to that of the Series A-1 convertible preferred stock.

The amount received in any liquidation with respect to any share of convertible preferred stock will be capped at its liquidation preference. If the amount that would be received in a liquidation with respect to the shares of common stock into which shares of a series of convertible preferred stock is convertible exceeds the liquidation preference for such series of convertible preferred stock, such series of convertible preferred stock will be automatically converted to common stock prior to such liquidation.

Participation Rights

The Company and all holders of convertible preferred stock have entered into an investors’ rights agreement that provides such holders with a right of first refusal to purchase a pro rata share of securities offered by the Company, subject to certain exceptions. The pro rata share of each such holder is equal to the ratio of the number of shares of the Company’s common stock held by such holder (assuming automatic conversion of all convertible securities and exercise of all rights, options and warrants of such holder) to the total number of shares of the Company’s common stock outstanding (assuming automatic conversion of all convertible securities and exercise of all rights, options and warrants) prior to the proposed issuance of securities. This right does not apply to the IPO and will terminate upon an IPO.

Voting Rights

Each series of convertible preferred stock votes (on an as-converted to common stock basis) with the other voting stock of the Company. Certain actions specified in the certificate of incorporation require the consent of 75% of the Series A convertible preferred stock, voting as a separate class, and/or a majority of the Series A-1 convertible preferred stock, voting as a separate class.

In addition, the stockholders of the Company have entered into a voting agreement pursuant to which one of the holders of Series A convertible preferred stock is permitted to designate one member of the Company’s board of directors, which right expires upon an IPO.

8. Common Stock

In August and October 2013, the Company sold an aggregate of 1,460,413 shares of fully vested common stock, at a par value of $0.0001 per share, at a price of $0.008 per share. Also in October 2013, the Company issued 225,000 shares of fully vested common stock as part of the asset acquisition from ZetaRx. In October and November 2013, the Company issued 3,774,998 shares of fully vested common stock to FHCRC and MSK in connection with the Company’s collaboration agreements with those institutions.

In October 2013, the Company amended and restated its certificate of incorporation to increase the authorized capital stock of the Company to 297,200,000 shares, each with a par value of $0.0001 per share. The authorized shares consisted of 200,000,000 shares designated as common stock and 97,200,000 shares designated as preferred stock, of which 88,200,000 were designated as Series A convertible preferred stock and 9,000,000 were designated as Series A-1 convertible preferred stock. The amended and restated certificate of incorporation also set forth the rights, preferences and privileges of the Series A convertible preferred stock and Series A-1 convertible preferred stock that are summarized in Note 7, Convertible Preferred Stock, and were still in effect as of December 31, 2013.

As of December 31, 2013, there were 6,379,270 shares of common stock outstanding. This excludes 5,789,123 shares of restricted common stock outstanding that are subject to vesting requirements.

As of December 31, 2013, the Company had reserved the following shares of common stock for future issuance upon the conversion of convertible preferred stock outstanding:

December 31, 2013
Series A convertible preferred stock	16,930,664
Series A-1 convertible preferred stock	2,250,000

19,180,664

Each share of common stock is entitled to one vote, subject to certain voting rights of the Series A convertible preferred stock and Series A-1 convertible preferred stock referenced in Note 7.

9. Stock-Based Compensation

In September 2013, the Company adopted the 2013 Equity Incentive Plan (the “2013 Plan”) under which it may grant incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, and other stock-based awards. The Company’s board of directors amended the 2013 Plan in October 2013 to increase the number of shares reserved for issuance thereunder. As of December 31, 2013, the 2013 Plan provided for a reserve of 7,069,209 shares of common stock for issuance pursuant to awards pursuant to the 2013 Plan to eligible employees, officers, directors, and consultants, with respect to which awards for 6,707,983 shares were outstanding and 361,226 shares were available for future issuance pursuant to the 2013 Plan. Terms of stock agreements, including vesting requirements, are determined by the board of directors or a committee authorized by the board of directors, subject to the provisions of the 2013 Plan. Generally, awards granted by the Company vest over four years. As of December 31, 2013, only restricted common stock awards, and no stock options, had been granted pursuant to the plan.

A summary of the Company’s restricted stock activity for the period from August 5, 2013 to December 31, 2013, is as follows:

	Shares	Weighted Average Fair Value at Date of Grant per Share
Unvested shares August 5, 2013	—	$—
Granted	6,707,982	0.307
Vested	(918,859)	0.101
Forfeited	—	—

Unvested at December 31, 2013	5,789,123	$0.337

The Company recognized $126,000 in compensation cost related to vested restricted stock, $102,000 classified as research and development expense, and $24,000 as general and administrative expense. At December 31, 2013, there was $1.9 million of total unrecognized compensation cost related to non-vested restricted stock. As of December 31, 2013, the Company expects to recognize these costs over a remaining average weighted average period of 3.64 years.

10. Income Taxes

As of December 31, 2013, the Company had federal net operating loss carryforwards of approximately $5.6 million, which are available to reduce future taxable income. The Company also had federal tax credits of approximately $92,000, which may be used to offset future tax liabilities. The net operating loss (“NOL”) and tax credit carryforwards will expire in 2033. The NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service (“IRS”) and state tax authorities and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code of 1986. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. Subsequent ownership changes may further affect the limitation in future years.

A reconciliation of income taxes computed using the U.S. federal statutory rate to that reflected in operations follows:

December 31, 2013
Federal statutory tax	$(17,619)
Nondeductible acquisition costs	2,189
Valuation allowance	15,522
Research credit	(92)

Total	$—

The effective tax rate for the period from August 5, 2013 to December 31, 2013, is different from the federal statutory tax rate primarily due to certain tax-free acquisitions of assets and a valuation allowance against deferred tax assets as a result of insufficient sources of income.

The principal components of the Company’s net deferred tax assets are as follows (in thousands):

December 31, 2013
Deferred tax assets:
Net operating loss carryforwards	$1,904
Research and development tax credits	92
Acquired technology	13,533
Deferred rent	25

Gross deferred tax assets	15,554
Valuation allowance	(15,522)

Deferred tax assets, net of valuation allowance	32

Deferred tax liabilities:
Stock compensation and other	(32)

Net deferred tax assets	$—

The Company has recorded a valuation allowance against its deferred tax assets at December 31, 2013, because the Company management believes that it is more likely than not that these assets will not be fully realized.

The Company follows the provisions of ASC 740, Accounting for Income Taxes, and the accounting guidance related to accounting for uncertainty in income taxes. The Company determines its uncertain tax positions based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be sustained upon examination by the relevant income tax authorities. The Company has not, as yet, conducted a study of research and development (“R&D”) credit carryforwards. Such a study, if undertaken by the Company, would not result in a material adjustment to the Company’s R&D credit carryforwards. The Company will recognize both accrued interest and penalties related to unrecognized benefits in income tax expense. Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all tax years in which a loss carryforward is available.

11. Commitments and Contingencies

In November 2013, the Company entered into an operating lease for 23,191 square feet of office and laboratory space located in Seattle, Washington, which expires on June 27, 2017. The lease agreement includes rent escalation clauses and a free rent period. The Company records rent expense on a straight-line basis over the effective term of the lease, including any free rent periods. The Company may terminate the lease agreement with 120 days’ notice after March 31, 2016. Rent expense related to this lease for the period from August 5, 2013 to December 31, 2013, was $114,000.

The following table summarizes the Company’s lease commitments as of December 31, 2013 (in thousands):

Amount
Year ending December 31:
2014	$775
2015	953
2016	978
2017	499

$3,205

12. Related-Party Transactions

The Company has collaboration and license agreements with FHCRC and MSK, who are also common stockholders. See Note 4, Collaboration Agreements, and Note 5, License Agreements, above.

The Company also executed a consulting agreement with a board member who also is a common stockholder.

13. Employee Benefit Plan

In January 2014, the Company adopted a 401(k) retirement and savings plan (the “401(k) Plan”) covering all employees. The 401(k) Plan allows employees to make pre-tax contributions up to the maximum allowable amount set by the IRS. The Company does not make matching contributions into the 401(k) plan on behalf of participants.

14. Subsequent Events

The Company has evaluated subsequent events through September 12, 2014, the date the audited financial statements were available to be issued.

In February 2014, the Company entered into a license agreement with Seattle Children’s Research Institute (“SCRI”) to license specified patent rights owned by SCRI. The Company paid an upfront payment of $200,000 upon the execution of the agreement. The Company also agreed to pay SCRI annual maintenance fees, milestone payments, and royalties as a percentage of net sales of licensed products and services.

From January 1, 2014 to September 12, 2014, the Company granted 4,169,655 shares of restricted common stock to employees, consultants, and board members pursuant to the 2013 Plan. On September 9, 2014, the Company granted stock options to purchase 1,783,226 shares of common stock at an exercise price of $6.36 per share to certain employees pursuant to the 2013 Plan. In January, March, April and August 2014, the Company’s board of directors amended the 2013 Plan to increase the number of shares reserved for issuance thereunder to a total of 13,914,535 shares. The amendment in August 2014 also added a provision to the 2013 Plan, pursuant to which the authorized share reserve will automatically increase on the first day of each fiscal year beginning with the fiscal year ending December 31, 2015, in an amount equal to 4% of the outstanding shares of common stock (on an as-converted basis) on the last day of the immediately preceding fiscal year.

In April 2014, the Company amended its supply and license agreement with a strategic supplier to obtain an exclusive license. Under this agreement the Company is obligated to pay $500,000 in annual maintenance fees and is required to pay low single digit royalties on net sales and to make up to $4.3 million in milestone payment(s) upon the occurrence of the achievement of certain clinical achievements, in each case, with respect to the Company’s products for which the supplier’s materials are used. Additionally, the Company executed an investment agreement with the strategic supplier whereby the Company invested in the supplier’s preferred stock for $3.5 million. It was determined that the strategic supplier was not a variable interest entity. Further, as the Company is an owner of less than 20% of the supplier’s capital stock, the investment is a cost-method investment.

In April 2014, Company executed an agreement for a $93.9 million Series A-2 convertible preferred stock financing. In the initial tranche closing pursuant to the agreement, the Company sold 7,828,023 shares of Series A-2 convertible preferred stock for proceeds of $31.3 million. In the second tranche closing pursuant to the agreement, completed in June 2014, the Company sold an additional 7,828,023 shares of Series A-2 convertible preferred stock for proceeds of $31.3 million. The Company recorded a deemed dividend of $15.4 million in June 2014 as a result of the difference between the estimated fair value of the Series A-2 convertible preferred stock as of the closing date, which was $5.96 per share, and the purchase price per share, which was

$4.00 per share. In July 2014, in the third tranche closing of the Series A-2 convertible preferred stock financing, the Company sold 7,828,026 shares of Series A-2 convertible preferred stock at a price of $4.00 per share, for gross proceeds of $31.3 million. In connection with this closing, the Company expects to record a deemed dividend of approximately $30 million as a result of the difference between the estimated fair value of the Series A-2 convertible preferred stock as of the closing date and the purchase price per share. For financial reporting purposes, the estimated fair value of the Series A-2 convertible preferred stock at these closing dates was derived taking into account numerous valuation factors, including, but not limited to, retrospective valuations performed by independent third-party valuation firms, the Company’s stage of development, capital resources, current business plans, likelihood of achieving a liquidity event, and the rights, preferences, and privileges of our Series A-2 convertible preferred stock compared to the rights, preferences, and privileges of the Company’s other outstanding equity securities.

In connection with the Series A-2 convertible preferred stock financing, the Company amended and restated its certificate of incorporation and amended the investors’ rights agreement and voting agreement with its stockholders. These amendments provided for rights, preferences and privileges for the Series A-2 convertible preferred stock similar to those of the Series A convertible preferred stock described in Note 7. The Series A-2 convertible preferred stock is junior in liquidation preference to the Series A convertible preferred stock and Series A-1 convertible preferred stock. The amended and restated certificate of incorporation also increased the authorized capital stock of the Company to 494,200,000 shares, each with a par value of $0.0001 per share. The authorized shares consisted of 300,000,000 shares designated as common stock and 194,200,000 shares designated as preferred stock, of which 88,200,000 were designated as Series A convertible preferred stock, 9,000,000 were designated as Series A-1 convertible preferred stock and 97,000,000 were designated as Series A-2 convertible preferred stock.

In July 2014, in the final closing of the Series A convertible preferred stock financing following approval by the Company’s board of directors of a defined strategic plan, the Company sold 5,000,000 shares of Series A convertible preferred stock at a price of $4.00 per share, for gross proceeds of $20.0 million. In connection with this closing, the Company expects to record a deemed dividend of approximately $22 million as a result of the difference between the estimated fair value of the Series A convertible preferred stock as of the closing date and the purchase price per share. For financial reporting purposes, the estimated fair value of the Series A convertible preferred stock at the final closing was derived taking into account numerous valuation factors, including, but not limited to, retrospective valuations performed by independent third-party valuation firms, the Company’s stage of development, capital resources, current business plans, likelihood of achieving a liquidity event, and the rights, preferences, and privileges of our Series A convertible preferred stock compared to the rights, preferences, and privileges of the Company’s other outstanding equity securities.

In July 2014, the Company entered into a development agreement and a supply agreement with a third-party to customize and provide material or equipment to be used in the Company’s manufacturing process. Under these agreements the Company paid fees of $6.7 million. The Company is also obligated to pay low single digit royalties on net sales and to make milestone payments upon the achievement of certain clinical and regulatory milestones, in each case with respect to the Company’s products for which the third party’s material or equipment is used. Based on the Company’s planned manufacturing processes for its most advanced CD19 product candidates, the maximum aggregate milestones it could be required to pay to the third party for any one such product is $15.1 million. Such milestone payments would be required to be made in euros, and have been estimated in U.S. dollars based on the exchange rate as of September 12, 2014.

In August 2014, the Company sold 12,244,661 shares of Series B convertible preferred stock at a price of $10.92 per share for gross proceeds of $133.7 million. In connection with this financing, the Company amended and restated its certificate of incorporation to increase the authorized capital stock of the Company to 643,658,977 shares, each with a par value of $0.0001 per share. The authorized shares consisted of 400,000,000 shares designated as common stock and 243,658,977 shares designated as preferred stock, of which 87,722,673 are designated as Series A convertible preferred stock, 9,000,000 are designated as Series A-1 convertible preferred stock, 93,936,304 are designated as Series A-2 convertible preferred stock and 53,000,000 are designated Series B convertible preferred stock. These amendments provided for rights, preferences and privileges for the Series B convertible preferred stock similar to those of the Series A convertible preferred stock described in Note 4, Convertible Preferred Stock. The Series B convertible preferred stock is pari passu in liquidation preference to the Series A convertible preferred stock, but has an original issue price of $10.92 per share. The amendments also provided that all series of convertible preferred stock will automatically convert into shares of common stock upon the closing of the sale of shares of common stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act that results in at least $50.0 million of gross proceeds to the Company, provided that the Company is listed on The NASDAQ Stock Market, The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market, the New York Stock Exchange or any U.S. national securities exchange affiliated with the foregoing. The Series B convertible preferred stock also automatically converts to common upon the vote or written consent of the holders of at least a majority of the outstanding Series B convertible preferred stock, voting together as a single class. The Series A convertible preferred stock and Series A-2 convertible preferred stock automatically convert into shares of common stock upon the vote or written consent of the holders of a majority of the outstanding Series A convertible preferred stock and Series A-2 convertible preferred stock, voting as a single class. The taking of certain actions specified in the certificate of incorporation requires the consent of at least a majority of the Series A convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock, voting together as a single class on an as-converted to common stock basis. Certain actions specified in the certificate of incorporation may also require the consent of at least a majority of the Series A convertible preferred stock, voting as a single class, and/or at least a majority of the Series A-1 convertible preferred stock, voting as a single class, and/or at least a majority of the Series A-2 convertible preferred stock voting as a single class, and/or at least a majority of the Series B convertible preferred stock, voting as a single class.

Juno Therapeutics, Inc.

Condensed Balance Sheets

(In thousands, except share and per share amounts)

(unaudited)

	December 31, 2013	September 30, 2014	Proforma Stockholders’ Equity as of September 30, 2014
ASSETS
Current assets:
Cash	$35,966	$237,834
Prepaid expenses and other current assets	159	1,264

Total current assets	36,125	239,098
Property and equipment, net	40	1,596
Fair value of convertible preferred stock option	3,829	—
Other assets	100	8,668

Total assets	$40,094	$249,362

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,148	$2,119
Accrued liabilities	9,970	12,288
Deferred rent	—	125

Total current liabilities	11,118	14,532
Other long-term liabilities	75	1,544

Commitments and contingencies

Convertible preferred stock, $0.0001 par value; 97,200,000 and 243,658,977 shares authorized at December 31, 2013 and September 30, 2014, respectively; 19,180,664 and 59,909,397 shares issued and outstanding at December 31, 2013 and September 30, 2014, respectively (liquidation preference of $76,723 and $324,371 at December 31, 2013 and September 30, 2014, respectively), actual; no shares authorized, no shares issued and outstanding, pro forma	72,583	387,695	—

Stockholders’ (deficit) equity:
Common stock, $0.0001 par value, 200,000,000 and 400,000,000 shares authorized at December 31, 2013 and September 30, 2014, respectively; 6,379,270 and 7,006,709 shares issued and outstanding at December 31, 2013 and September 30, 2014, respectively, actual; 495,000,000 shares authorized, 66,916,106 shares issued and outstanding, pro forma	1	1	7
Additional paid-in capital	8,137	—	387,689
Accumulated deficit	(51,820)	(154,410)	(154,410)

Total stockholders’ (deficit) equity	(43,682)	(154,409)	233,286

Total liabilities, convertible preferred stock, and stockholders’ (deficit) equity	$40,094	$249,362

See accompanying notes.

Juno Therapeutics, Inc.

Condensed Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

(unaudited)

	Period From August 5, 2013 to September 30, 2013	Nine Months Ended September 30, 2014
Operating expenses:
Research and development	$6	$22,447
General and administrative	57	13,384
Litigation	—	4,987

Total operating expenses	63	40,818

Loss from operations	(63)	(40,818)
Other income (expense)	—	(10,718)

Net loss and comprehensive loss	$(63)	$(51,536)

Net loss attributable to common stockholders:
Net loss and comprehensive loss	$(63)	$(51,536)
Deemed dividends upon issuance of convertible preferred stock, non-cash	—	(67,464)

Net loss attributable to common stockholders	$(63)	$(119,000)

Net loss per share attributable to common stockholders, basic and diluted	$(0.14)	$(17.50)

Weighted average common shares outstanding, basic and diluted	454,924	6,798,672

Pro forma net loss per share attributable to common stockholders, basic and diluted		$(3.06)

Pro forma weighted average common shares outstanding, basic and diluted		38,924,422

See accompanying notes.

Juno Therapeutics, Inc.

Condensed Statements of Cash Flows

(In thousands)

(unaudited)

	Period From August 5, 2013 to September 30, 2013	Nine Months Ended September 30, 2014
OPERATING ACTIVITIES
Net loss	$(63)	$(51,536)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	83
Stock-based compensation	3	3,083
Loss from remeasurement of fair value of convertible preferred stock options	—	10,718
Changes in operating assets and liabilities:
Prepaid expenses and other assets	—	(6,218)
Accounts payable	—	971
Accrued liabilities and deferred rent	60	3,484

Net cash used in operating activities	—	(39,415)

INVESTING ACTIVITIES
Purchase of cost-method investment	—	(3,455)
Purchase of property and equipment	—	(1,636)

Net cash used in investing activities	—	(5,091)

FINANCING ACTIVITIES
Proceeds from issuance of convertible preferred stock	—	246,374

Net cash provided by financing activities	—	246,374

Net increase in cash during the period	—	201,868
Cash, beginning of the period	—	35,966

Cash, end of the period	$—	$237,834

SUPPLEMENTAL CASH FLOW INFORMATION
Fair value of convertible preferred stock option at issuance	$—	$(6,889)

Convertible preferred stock issuance costs incurred but unpaid	$—	$425

Non-cash deemed dividends on convertible preferred stock	$—	$67,464

Deferred offering costs incurred but unpaid	$—	$1,135

See accompanying notes.

Juno Therapeutics, Inc.

Condensed Statement of Convertible Preferred Stock and Stockholders’ (Deficit) Equity

(In thousands, except share amounts)

(unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholder’s (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2013	19,180,664	$72,583	6,379,270	$1	$8,137	$(51,820)	$(43,682)

Issuance of Series A-2 convertible preferred stock, net of $212 in issuance costs	23,484,072	93,936	—	—	(212)	—	(212)
Issuance of Series A convertible preferred stock	5,000,000	20,000	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of $1.5 million in issuance costs	12,244,661	133,712	—	—	(1,487)	—	(1,487)
Fair value of Series A-2 convertible preferred stock options at issuance	—	—	—	—	6,889	—	6,889
Deemed dividends on issuances of Series A-2 convertible preferred stock, non-cash	—	45,651	—	—	—	(45,651)	(45,651)
Deemed dividend on issuance of Series A convertible preferred stock, non-cash	—	21,813	—	—	(16,410)	(5,403)	(21,813)
Stock-based compensation expense	—	—	627,439	—	3,083	—	3,083
Net loss	—	—	—	—	—	(51,536)	(51,536)

Balance at September 30, 2014	59,909,397	$387,695	7,006,709	$1	$—	$(154,410)	$(154,409)

See accompanying notes.

Juno Therapeutics, Inc.

Notes to Condensed Financial Statements

September 30, 2014

(unaudited)

1. Significant Accounting Policies

Organization and Basis of Presentation

The Company was incorporated in Delaware on August 5, 2013 as FC Therapeutics, Inc., and changed its name to Juno Therapeutics, Inc. on October 23, 2013. The Company is building a fully-integrated biopharmaceutical company focused on revolutionizing medicine by re-engaging the body’s immune system to treat cancer. Founded on the vision that the next important phase of medicine will be driven by the use of human cells as therapeutic entities, the Company is developing cell-based cancer immunotherapies based on its CAR and TCR technologies to genetically engineer T cells to recognize and kill cancer cells.

The Company is subject to a number of risks similar to other biopharmaceutical companies in the early stage, including, but not limited to, the need to obtain adequate additional funding, possible failure of preclinical testing or clinical trials, the need to obtain marketing approval for its product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Company’s products, and protection of proprietary technology. If the Company does not successfully commercialize or partner any of its product candidates, it will be unable to generate product revenue or achieve profitability. As of September 30, 2014, the Company had an accumulated deficit of approximately $154.4 million.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

The Company utilizes significant estimates and assumptions in determining the fair value of its common stock. The Company recorded expense for restricted stock grants at prices not less than the fair market value of its common stock as determined by management with consideration of the AICPA Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The estimated fair value of the Company’s common stock is based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector and the prices at which the Company sold shares of convertible preferred stock, and the superior rights and preferences of securities senior to the Company’s common stock at the time.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2014, the statements of operations and comprehensive loss, convertible preferred stock and stockholders’ (deficit) equity and cash flows for the nine months ended September 30, 2014 and the period from August 5, 2013 to September 30, 2013 and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2014 and its results of operations and comprehensive loss and its cash flows for the nine months ended September 30, 2014 and the period from August 5, 2013 to September 30, 2013. The results for the nine months ended September 30, 2014 and the period from August 5, 2013 to September 30, 2013 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information as of September 30, 2014 assumes the automatic conversion of all outstanding shares of convertible preferred stock into 59,909,397 shares of the Company’s common stock upon completion of the IPO. The pro forma balance sheet was prepared as though the completion of the IPO contemplated by this prospectus had occurred on September 30, 2014. Shares of common stock issued in the IPO and any related net proceeds are excluded from the pro forma information.

Reverse Stock Split

In December 2014, the Company’s board of directors and stockholders approved an amendment to the Company’s amended and restated certificate of incorporation to effect a reverse split of shares of its common stock and convertible preferred stock on a 1-for-4 basis (the “Reverse Stock Split”). The par values and the authorized shares of the common and convertible preferred stock were not adjusted as a result of the Reverse Stock Split. The Reverse Stock Split became effective on December 8, 2014. All issued and outstanding common stock and convertible preferred stock and related per share amounts contained in the financial statements have been retroactively adjusted to reflect this Reverse Stock Split for all periods presented.

Comprehensive Loss

Comprehensive loss was equal to net loss for the nine months ended September 30, 2014 and the period from August 5, 2013 to September 30, 2013.

Property and Equipment, Net

Property and equipment consist of laboratory equipment, computer equipment and software, leasehold improvements, and furniture and fixtures. Property and equipment is stated at cost, and depreciated using the straight-line method over the estimated useful lives of the respective assets.

Laboratory equipment	5 years
Computer equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of asset’s useful life or remaining term of lease

Other Assets

The Company accounts for its investment in a minority interest of a company over which it does not exercise significant influence using the cost method in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 325-20, Cost Method Investments. Under the cost method, an investment is carried at cost until it is sold or there is evidence that changes in the business environment or other facts and circumstances suggest it may be other than temporarily impaired. This investment totaled $3.5 million as of September 30, 2014 and has been included in other assets on the balance sheet.

Deferred offering costs of $1.2 million are included in other assets on the balance sheet as of September 30, 2014. Upon the consummation of the IPO, these amounts will be offset against the proceeds of the offering and included in stockholders’ (deficit) equity. If the IPO is terminated, the deferred offering costs will be expensed.

Impairment of Long-Lived Assets

The Company regularly reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the assets to the Company’s business objective. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset’s fair value. The Company has not recognized any impairment losses through September 30, 2014.

Fair Value of Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. The fair value hierarchy prioritizes valuation inputs based on the observable nature of those inputs. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The hierarchy defines three levels of valuation inputs:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability

The following table sets forth the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis based on the three-tier fair value hierarchy (in thousands):

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value of Series A convertible preferred stock option	$—	$—	$3,829	$3,829

Total financial assets	$—	$—	$3,829	$3,829

Financial Liabilities:
Fair value of success payments liabilities attributable to the elapsed service period	$—	$—	$—	$—

Total financial liabilities	$—	$—	$—	$—

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value of Series A and Series A-2 convertible preferred stock options	$—	$—	$—	$—

Total financial assets	$—	$—	$—	$—

Financial Liabilities:
Fair value of success payments liabilities attributable to the elapsed service period	$—	$—	$(1,472)	$(1,472)

Total financial liabilities	$—	$—	$(1,472)	$(1,472)

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial assets (in thousands):

Balance as of December 31, 2013	$3,829
Fair value of Series A-2 convertible preferred stock options at issuance	6,889
Change in fair value recorded in other expense	(10,718)

Balance as of September 30, 2014	$—

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities (in thousands):

Balance as of December 31, 2013	$—
Change in fair value of success payments liabilities attributable to the elapsed service period recorded in research and development expense	(1,472)

Balance as of September 30, 2014	$(1,472)

As of September 30, 2014, the estimated fair value of the success payment liabilities was $8.9 million, of which $1.5 million was attributable to the elapsed service period.

Convertible Preferred Stock Option

Pursuant to the October 2013 Series A convertible preferred stock purchase agreement and the April 2014 Series A-2 convertible preferred stock purchase agreement, the Company had the right to sell, or “put,” additional shares of Series A and A-2 convertible preferred stock in subsequent closings as well as potential obligations to issue additional shares upon the occurrence of certain events. These subsequent closings included a final closing under the Series A agreement and a second tranche closing and third tranche closing under the Series A-2 agreement. The Company assessed its rights and potential obligations to sell additional shares and determined them to be a single unit of accounting, with classification outside of equity in accordance with ASC 480, Distinguishing Liabilities from Equity.

The Company recorded these combined instruments as convertible preferred stock options as of the date of the initial closings of the Series A convertible preferred stock financing and Series A-2 convertible preferred stock financing. The options were revalued to fair value at each subsequent balance sheet date, with fair value changes recognized as increases or reductions to other income (expense), net in the statements of operations. The Company estimated the fair value of these instruments based on commonly used methods recommended by the AICPA and other accounting guidance.

Pursuant to the Series A convertible preferred stock purchase agreement, upon the approval in July 2014 by the Company’s board of directors of a defined strategic plan, the Company exercised its right to sell and certain Series A holders were obligated to purchase an additional 5,000,000 shares of Series A convertible preferred stock at $4.00 per share at the final closing. Prior to exercise, the Series A convertible preferred stock option was revalued to $0, resulting in other expense of $3.8 million in the nine months ended September 30, 2014.

Pursuant to the Series A-2 convertible preferred stock purchase agreement, Series A-2 holders were obligated to purchase an additional 15,656,049 shares at $4.00 per share in a second tranche closing and a third tranche closing of approximately 7.8 million shares each upon notice by the Company of the date of each such closing, provided that they were at least 30 days apart. Conversely, the Company was obligated to sell the same number of shares at the option of certain preferred stockholders contingent upon certain events. The Company exercised its Series A-2 convertible preferred stock option with respect to the second tranche closing in

June 2014 and its Series A-2 convertible preferred stock option with respect to the third tranche closing in July 2014. The contingent call obligations expired concurrent with the Company’s exercise of its put options. Prior to exercise, the Series A-2 convertible preferred stock options were revalued to $0, resulting in other expense of $6.9 million in the nine months ended September 30, 2014.

Deemed Dividends Upon Issuance of Convertible Preferred Stock, Non-Cash

As of the dates of the second tranche closing and third tranche closing of the Series A-2 convertible preferred stock financing in June and July 2014, the estimated fair value of the Series A-2 convertible preferred stock was $5.96 and $7.88 per share, respectively, compared with the purchase price per share of $4.00. As of the date of the final closing of the Series A convertible preferred stock financing in July 2014, the estimated fair value of the Series A convertible preferred stock was $8.36 per share compared with the purchase price per share of $4.00. The differences between the estimated fair value as of the closing dates and the purchase prices were deemed to be equivalent to a preferred stock dividend. As a result, the Company recorded deemed dividends of $15.4 million, $30.3 million and $21.8 million for the Series A-2 second tranche closing, Series A-2 third tranche closing, and Series A final closing, respectively, in the nine months ended September 30, 2014. The deemed dividends increased convertible preferred stock by $67.5 million, reduced additional paid-in capital by $16.4 million, and increased accumulated deficit by $51.1 million. The deemed dividends increased the net loss attributable to common stockholders by $67.5 million in the calculation of basic and diluted net loss per common share for the nine months ended September 30, 2014.

Success Payments

The Company granted rights to share-based success payments to FHCRC and MSK pursuant to the terms of its collaboration agreements with each of those entities. Pursuant to the terms of these arrangements, the Company may be required to make success payments based on increases in the estimated fair value of the Company’s Series A convertible preferred stock, or any security into which such stock has been converted or for which it has been exchanged, payable in cash or publicly-traded equity at the Company’s discretion. See Note 2, Collaboration Agreements. The success payments are accounted for under ASC 505-50, Equity-Based Payments to Non-Employees. Once the service period is complete, the instrument will be accounted for under ASC 815, Derivatives and Hedging, and continue to be marked to market with all changes in value recognized immediately in other income or expense.

The success payment liability is estimated at fair value at inception and at each subsequent balance sheet date and the expense is amortized over the remaining term (service period) of the related collaboration agreement. To determine the estimated fair value of the success payments we used a Monte Carlo simulation methodology which models the future movement of stock prices based on several key variables combined with empirical knowledge of the process governing the behavior of the stock price. The following variables were incorporated in the estimated fair value of the success payment liability as of September 30, 2014: estimated term of the success payments, estimated fair value of the Series A convertible preferred stock, expected volatility, risk-free interest rate, and estimated number of valuation measurement dates. For FHCRC success payments, estimated indirect costs related to the collaboration projects conducted by FHCRC that are creditable against the success payments are also included in the calculation. The computation of expected volatility was estimated based on available information about the historical volatility of stocks of similar publicly-traded companies for a period matching the expected term assumption. Prior to the Company becoming publicly traded one valuation date is assumed. Subsequent to the IPO multiple valuation dates will be assumed. As of September 30, 2014, the estimated fair value of the success payment liability was $8.9 million. The Company recorded a research and development expense of $1.5 million in the nine months ended September 30, 2014 and a corresponding liability on the balance sheet. This expense represents the portion of the estimated success payment liability attributable to the elapsed service period. The assumptions used to calculate the fair value of the success payments are subject to a significant amount of judgment including the expected volatility, estimated term, and estimated number of valuation measurement dates and a small change in the assumptions may have a relatively large change in the estimated valuation and associated liability.

Concentrations of Credit Risk and Off-Balance Sheet Risk

As of September 30, 2014, all of the Company’s cash was deposited in an account at a single financial institution. The Company maintains its cash with a high quality, accredited financial institution and accordingly, such funds are subject to minimal credit risk. The Company has no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts or other hedging arrangements. Beginning in October 2014, the Company’s cash was deposited with more than one high quality, accredited financial institution.

Research and Development Expense

The Company records expense for research and development costs to operations as incurred. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made. Research and development expenses consist of costs incurred by us for the discovery and development of our product candidates and include:

•	employee-related expenses, including salaries, benefits, travel and non-cash stock-based compensation expense;

•	external research and development expenses incurred under arrangements with third parties, such as contract research organizations, contract manufacturing organizations, academic and non-profit institutions, consultants, and the estimated fair value of the liability as of the balance sheet date associated with the Company’s success payments to FHCRC and MSK;

•	license fees; and

•	other expenses, which include direct and allocated expenses for laboratory, facilities, and other costs.

General and Administrative Expense

General and administrative costs are expensed as incurred and include non-litigation legal costs, employee-related expenses including salaries, benefits, travel and non-cash stock-based compensation for our personnel in executive, legal, finance and accounting, human resources and other administrative functions, as well as fees paid for accounting and tax services, consulting fees, and facilities costs not otherwise included in research and development expenses. Non-litigation legal costs include general corporate legal fees and patent costs.

Litigation Expense

Litigation expense includes legal expense the Company incurs with respect to the Penn litigation, as well as expenses the Company is required to reimburse to St. Jude with respect to such litigation. See Note 8, Commitments and Contingencies.

Stock-Based Compensation

The Company records expenses for the fair value of restricted stock awards and stock options granted to employees over the requisite service period, which is the vesting period. The Company also granted restricted stock awards that vest in conjunction with certain performance conditions to certain key employees and directors. At each reporting date, the Company is required to evaluate whether achievement of the performance conditions is probable. Compensation expense is recorded over the appropriate service period based upon the Company’s assessment of accomplishing each performance provision. Compensation expense is measured using the fair value of the award at the grant date, net of forfeitures, and is adjusted annually to reflect actual forfeitures.

Stock-based awards issued to non-employees, including directors for non-board related services, are accounted for based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured.

The Company recognized $3.1 million in stock-based compensation expense for restricted stock grants and stock option grants in the nine months ended September 30, 2014.

Patent Costs

The costs related to acquiring patents and to prosecuting and maintaining intellectual property rights are expensed as incurred to general and administrative due to the uncertainty surrounding the drug development process and the uncertainty of future benefits.

Convertible Preferred Stock

The carrying value of the Company’s Series A convertible preferred stock, Series A-1 convertible preferred stock, and Series A-2 convertible preferred stock is adjusted to reflect dividends when and if declared by the board of directors. No dividends have been declared by the board of directors since inception. The Company classifies its convertible preferred stock outside of permanent equity as the redemption of such stock is not solely under the control of the Company.

Income Taxes

The Company determines its deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax asset will not be recovered. The Company applies judgment in the determination of the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. During the nine months ended September 30, 2014, the Company had no material unrecognized tax benefits. The Company recognizes any material interest and penalties related to unrecognized tax benefits in income tax expense.

The Company is required to file income tax returns in the U.S. federal jurisdiction. The Company currently is not under examination by the Internal Revenue Service or other jurisdictions for any tax years.

Net Loss per Share

Basic and diluted net loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period, without consideration for common stock equivalents. The Company’s potentially dilutive shares, which include convertible preferred stock, unvested restricted stock and options to purchase common stock, are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. The following table reconciles net loss to net loss attributable to common stockholders (in thousands, except share and per share data):

	Period From August 5, 2013 to September 30, 2013	Nine Months Ended September 30, 2014
Net loss	$(63)	$(51,536)
Deemed dividends upon issuance of convertible preferred stock	—	(67,464)

Net loss attributable to common stockholders	$(63)	$(119,000)

Weighted average number of common shares used in net loss per share attributable to common stockholders – basic and diluted	454,924	6,798,672

Net loss per share attributable to common stockholders – basic and diluted	$(0.14)	$(17.50)

The amounts in the table below were excluded from the calculation of diluted net loss per share, prior to the use of the treasury stock method, due to their anti-dilutive effect:

September 30, 2014
Series A convertible preferred stock	21,930,664
Series A-1 convertible preferred stock	2,250,000
Series A-2 convertible preferred stock	23,484,072
Series B convertible preferred stock	12,244,661
Unvested restricted common stock	9,231,339
Options to purchase common stock	1,871,226

71,011,962

Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma net loss per common share is attributable to common stockholders computed using the weighted-average number of common shares outstanding and assumes the automatic conversion of all outstanding shares of the Company’s Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and Series B convertible preferred stock (see Note 5, Convertible Preferred Stock) as of September 30, 2014, into 32,125,750 weighted-average shares of common stock upon the closing of the planned IPO, as if it had occurred on January 1, 2014. The unaudited pro forma net loss per common share does not reflect the estimated expense that would be recorded in the quarter in which a successful IPO occurs related to the success payments to FHCRC and MSK. The Company believes the unaudited pro forma net loss per share attributable to common stockholders provides material information to investors, as the automatic conversion of the Company’s Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock and Series B convertible preferred stock to common stock, and the disclosure of pro forma net loss per common share attributable to common stockholders provides an indication of net loss per common share attributable to common stockholders that is comparable to what will be reported by the Company as a public company following the closing of the IPO.

The following table summarizes our unaudited pro forma net loss per share attributable to common stockholders (in thousands, except share and per share data):

Nine Months Ended September 30, 2014
Numerator:
Net loss	$(51,536)
Deemed dividends upon issuance of convertible preferred stock	(67,464)

Net loss attributable to common stockholders	$(119,000)

Denominator:
Weighted average number of common shares used in net loss per share attributable to common stockholders – basic and diluted	6,798,672
Add: adjustment to reflect assumed effect of automatic conversion of convertible preferred stock	32,125,750

Pro forma weighted average number of shares outstanding – basic and diluted	38,924,422

Pro forma net loss per share attributable to common stockholders – basic and diluted	$(3.06)

Segments

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment and one reportable segment.

2. Collaboration Agreements

Fred Hutchinson Cancer Research Center

The Company recognized $4.1 million of research and development expenses in connection with its collaboration agreement with FHCRC for the nine month period ended September 30, 2014.

The Company granted FHCRC rights to certain share-based success payments. Under the terms of this arrangement, the Company may be required to make success payments to FHCRC based on increases in the estimated fair value of the Company’s Series A convertible preferred stock, or any security into which such stock has been converted or for which it has been exchanged. The potential payments are based on multiples of increased value ranging from 5x to 40x based on a comparison of the estimated fair value of the Series A convertible preferred stock relative to its original $4.00 issuance price. Assuming the automatic conversion of the Series A convertible preferred stock in the IPO, the payments would be based on whether the value of the Company’s common stock meets or exceeds certain specified threshold values ascending from $20.00 per share to $160.00 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. In June 2014, the Company entered into an agreement with FHCRC in which it can offset certain indirect costs related to the collaboration projects conducted by FHCRC against any success payments. The aggregate success payments to FHCRC are not to exceed $375 million which would only occur upon a 40x increase in value. The following table summarizes the potential success payments, which are payable in cash or publicly-traded equity at the Company’s discretion:

Multiple of Equity Value at issuance	5.0x	7.5x	10.0x	15.0x	20.0x	25.0x	30.0x	35.0x	40.0x
Per share common stock price required for payment	$20.00	$30.00	$40.00	$60.00	$80.00	$100.00	$120.00	$140.00	$160.00
Success payment(s) (in millions)	$10	$25	$40	$50	$50	$50	$50	$50	$50

The success payments will be owed, if applicable, after measurement of the value of the applicable securities in connection with contractually specified valuation dates during a certain period (the “success payment period”), which events include an initial public offering of the Company’s stock, a merger, an asset sale, or the sale of the majority of the shares held by certain of the Company’s stockholders or the last day of the success payment period. If a higher success payment tier is met at the same time a lower tier is met, both tiers will be owed.

The Company’s liability for share-based success payments under the FHCRC collaboration is carried at fair value and recognized as expense over the term of the six-year collaboration agreement. To determine the estimated fair value of the success payment liability the Company used a Monte Carlo simulation methodology which models the future movement of stock prices based on several key variables combined with empirical knowledge of the process governing the behavior of the stock price. The following variables were incorporated in the calculation of the estimated fair value of the success payment liability as of September 30, 2014:

Assumptions	September 30, 2014
Fair value of the Series A convertible preferred stock	$8.88
Risk free interest rate	2.22% – 2.52%
Expected volatility	85%
Expected term (years)	7.04 – 10.05

The computation of expected volatility was based on available information about the historical volatility of stocks of similar publicly-traded companies for a period matching the expected term assumption. The risk free interest rate and expected term assumptions ranged from 2.22% to 2.52% and 7.04 to 10.05 years, respectively, depending on the estimated timing of FDA approval. In addition, the Company incorporated the estimated number of valuation measurement dates in the calculation of the success payment liability. As of September 30, 2014 the estimated fair value of the success payments to FHCRC was $6.4 million. The Company recorded a research and development expense of $1.1 million in the nine months ended September 30, 2014 and a corresponding liability on the balance sheet. This expense represents the portion of the estimated success payment liability attributable to the elapsed service period.

Memorial Sloan Kettering Cancer Center

The Company recognized $1.3 million of research and development expenses in connection with its collaboration agreement with MSK for the nine month period ended September 30, 2014.

The Company granted MSK rights to certain share-based success payments. Under the terms of this arrangement, the Company may be required to make success payments to MSK based on the increases in the estimated fair value of the Company’s Series A convertible preferred stock, or any security into which such stock has been converted or for which it has been exchanged. The potential payments are based on multiples of increased value ranging from 10x to 30x based on a comparison of the estimated fair value of the Series A convertible preferred stock relative to its original $4.00 issuance price. Assuming the automatic conversion of the Series A convertible preferred stock in the IPO, the payments would be based on whether the value of the Company’s common stock meets or exceeds certain specified threshold values ascending from $40.00 per share to $120.00 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. The aggregate success payments to MSK are not to exceed $150 million, which would only occur upon a 30x increase in value.

The following table summarizes the potential success payments, which are payable in cash or publicly-traded equity at the Company’s discretion:

Multiple of Equity Value at issuance	10.0x	15.0x	30.0x
Per share common stock price required for payment	$40.00	$60.00	$120.00
Success payment(s) (in millions)	$10	$70	$70

The success payments will be owed, if applicable, after measurement of the value of the applicable securities in connection with contractually specified valuation dates during a certain period (the “success payment period”), which events include an initial public offering of the Company’s stock, a merger, an asset sale, or the sale of the majority of the shares held by certain of the Company’s stockholders or the last day of the success payment period. If a higher success payment tier is met at the same time a lower tier is met, both tiers will be owed.

The Company’s liability for share-based success payments under the MSK collaboration is carried at fair value and recognized as expense over the term of the five-year collaboration agreement. To determine the estimated fair value of the success payment liability the Company used a Monte Carlo simulation methodology which models the future movement of stock prices based on several key variables combined with empirical knowledge of the process governing the behavior of the stock price. The following variables were incorporated in the calculation of the estimated fair value of the success payment liability as of September 30, 2014:

Assumptions	September 30, 2014
Fair value of the Series A convertible preferred stock	$8.88
Risk free interest rate	2.23% –2.53%
Expected volatility	85%
Expected term (years)	7.14 –10.14

The computation of expected volatility was based on available information about the historical volatility of stocks of similar publicly-traded companies for a period matching the expected term assumption. The risk free interest rate and expected term assumptions ranged from 2.23% to 2.53% and 7.14 to 10.14 years, respectively, depending on the estimated timing of FDA approval. In addition, the Company incorporated the estimated number of valuation measurement dates in the calculation of the success payment liability. As of September 30, 2014 the estimated fair value of the success payment was $2.5 million. The Company recorded a research and development expense of $0.4 million in the nine months ended September 30, 2014 and a corresponding liability on the balance sheet. This expense represents the portion of the estimated success payment liability attributable to the elapsed service period.

Seattle Children’s Research Institute

In February 2014, the Company entered into a sponsored research agreement with SCRI pursuant to which the Company committed to provide research funding to SCRI totaling not less than $2.1 million over a period of five years. The research will be conducted in accordance with a written plan and budget approved by the parties. The Company recognized $0.3 million of research and development expenses in connection with its sponsored research agreement with SCRI for the nine months ended September 30, 2014.

3. License Agreement with Seattle Children’s Research Institute

In February 2014, the Company entered into a license agreement with SCRI that grants the Company an exclusive, worldwide, royalty-bearing sublicensable license to certain patent rights to develop, make and commercialize licensed products and to perform licensed services for all therapeutic, prophylactic, and diagnostic uses. The Company paid $0.2 million to SCRI in the nine months ended September 30, 2014 for the upfront license fee, which was recorded as research and development expense. In addition, the Company recorded $0.1 million in the nine months ended September 30, 2014, to general and administrative expense for reimbursed patent related fees and costs incurred by SCRI.

The Company is required to pay to SCRI annual license maintenance fees, creditable against royalties and milestone payments due to SCRI, of $50,000 per year for the first five years and $200,000 per year thereafter.

The Company also agreed to pay SCRI milestone payments and royalties as a percentage of net sales of licensed products and licensed services. Milestone payments to SCRI of up to an aggregate of $9.0 million per licensed product, including JCAR014 and JCAR017, are triggered upon the achievement of specified clinical, regulatory, and commercialization milestones and are not creditable against future royalties. The Company may terminate the agreement for any reason with 60 days’ written notice.

4. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31, 2013	September 30, 2014
Accrued legal expenses	$1,623	$4,356
Accrued clinical expenses	493	2,802
Accrued research and development	—	2,382
Accrued bonus expense	137	1,318
Accrued employee expenses	263	461
Accrued costs from technology acquisition	494	41
License fee payable	6,900	—
Other	60	928

Total accrued liabilities	$9,970	$12,288

5. Convertible Preferred Stock

In April 2014, Company executed an agreement for a $93.9 million Series A-2 convertible preferred stock financing. In the initial tranche closing pursuant to the agreement, the Company sold 7,828,023 shares of Series A-2 convertible preferred stock for proceeds of $31.3 million. In the second tranche closing pursuant to the agreement, completed in June 2014, the Company sold an additional 7,828,023 shares of Series A-2 convertible preferred stock for proceeds of $31.3 million. In the third tranche closing pursuant to the agreement, completed in July 2014, the Company sold an additional 7,828,026 shares of Series A-2 convertible preferred stock for proceeds of $31.3 million.

The following is a summary of the closing dates of the Series A-2 convertible preferred stock financing (dollars in millions):

	Issuance Date	Shares Issued and Outstanding	Cash Proceeds
Initial tranche closing	April and May 2014	7,828,023	$31.3
Second tranche closing	June 2014	7,828,023	$31.3
Third tranche closing	July 2014	7,828,026	$31.3

Total		23,484,072	$93.9

The Company recorded deemed dividends of $67.5 million in the nine months ended September 30, 2014 related to the second tranche closing and third tranche closing of the Company’s Series A-2 convertible preferred stock that occurred in June and July 2014 and the final closing of the Company’s Series A convertible preferred stock financing that occurred in July 2014. On the dates of issuance the fair value of the Series A-2 convertible preferred stock was $5.96 and $7.88 per share in the second tranche closing and third tranche closing, respectively, compared with the purchase price per share of $4.00. On the date of issuance the fair value of the Series A convertible preferred stock was $8.36 per share, compared with the purchase price per share of $4.00. For financial reporting purposes, the estimated fair value of the Series A and Series A-2 convertible preferred stock at these closing dates was derived taking into account numerous valuation factors, including, but not limited to, retrospective valuations performed by independent third-party valuation firms, our stage of development, capital resources, current business plans, and likelihood of achieving a liquidity event, and the rights, preferences, and privileges of our Series A and Series A-2 convertible preferred stock compared to the rights, preferences, and privileges of our other outstanding equity securities. The difference between the estimated fair value as of the closing dates and the purchase price was deemed to be equivalent to preferred stock dividends. As a result, the Company recorded deemed dividends of $67.5 million in the nine months ended September 30, 2014. The deemed dividends were recorded as an increase in convertible preferred stock of $67.5 million, a decrease in additional paid-in capital of $16.4 million, and an increase in accumulated deficit of $51.1 million. The deemed dividends increased the net loss attributable to common stockholders by $67.5 million in the calculation of basic and diluted net loss per common share for the nine months ended September 30, 2014.

In August 2014, the Company sold 12,244,661 shares of Series B convertible preferred stock at a price of $10.92 per share for gross proceeds of $133.7 million.

Upon certain change in control events that are outside of the Company’s control, holders of the convertible preferred stock can cause its redemption. This requires the Company’s convertible preferred stock to be classified outside of stockholders’ deficit on the accompanying balance sheet.

The Company assessed the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock for any beneficial conversion features or embedded derivatives, including the conversion option, that would require bifurcation from the Series A convertible preferred stock, Series A-1 convertible preferred stock, and Series A-2 convertible preferred stock and receive separate accounting treatment. On the date of the issuance of convertible preferred stock, the fair value of the common stock into which the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock, respectively, was convertible was less than the effective conversion price of such stock and, as such, there was no intrinsic value of the conversion option on the commitment date.

The rights, preferences and privileges of the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock as of September 30, 2014, are summarized below.

Conversion

Shares of Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock are convertible into common stock based on a defined conversion ratio, which was set at one-for-one, adjustable for certain dilutive events. No such adjustment had occurred as of September 30, 2014.

The convertible preferred stock is convertible into common stock at the option of the holder at any time without any additional consideration, and all shares convert automatically upon the closing of the sale of shares of common stock in an underwritten public offering pursuant to an effective registration statement under the Securities Act, provided that such offering results in at least $50.0 million of gross proceeds to the Company. The Series A convertible preferred stock and Series A-2 convertible preferred stock automatically convert into shares of common stock upon the vote or written consent of the holders of at least a majority of the outstanding Series A convertible preferred stock and Series A-2 convertible preferred stock, voting together as a single class on an as converted to common stock basis. The Series A-1 convertible preferred stock automatically convert into shares of common stock upon the vote or written consent of the holders of 60% of the outstanding Series A-1 convertible preferred stock, voting as a single class. The Series B convertible preferred stock automatically converts to shares of common stock upon the vote or written consent of the holders of at least a majority of the outstanding Series B convertible preferred stock, voting as a single class.

Dividends

Each holder of convertible preferred stock is entitled to receive non-cumulative dividends, when and if declared by the Company’s Board of Directors, at an annual rate of 8% of the original issue price, prior to and in preference to the payment of a dividend on common stock. No dividends have been declared to date.

Liquidation Preference

In the event that the Company is liquidated either voluntarily or involuntarily, or if any event occurs that is deemed a liquidation pursuant to the Company’s certificate of incorporation, each holder of convertible preferred stock will be entitled to receive a liquidation preference out of any proceeds from the liquidation before any distributions are made to the holders of common stock. The liquidation preference for each share of convertible preferred stock is equal to the original issue price per share for such series (plus any declared but unpaid dividends), which is $4.00 for each of the Series A convertible preferred stock, Series A-1 convertible preferred stock and Series A-2 convertible preferred stock, and $10.92 for the Series B convertible preferred stock plus, in each case, any declared but unpaid dividends. The liquidation preference of the Series A convertible preferred stock and the Series B convertible preferred stock is senior to that of the Series A-1 convertible preferred stock which is senior to that of the Series A-2 convertible preferred stock.

The amount received in any liquidation with respect to any share of the Company’s convertible preferred stock will be capped at its liquidation preference. If the amount that would be received in a liquidation with respect to the shares of common stock into which shares of a series of convertible preferred stock is convertible exceeds the liquidation preference for such series of convertible preferred stock, such series of convertible preferred stock will be automatically converted to common stock prior to such liquidation.

Participation Rights

The Company and all holders of convertible preferred stock have entered into an investors’ rights agreement that provides such holders with a right of first refusal to purchase a pro rata share of securities offered by the Company, subject to certain exceptions. The pro rata share of each such holder is equal to the ratio of the number of shares of the Company’s common stock held by such holder (assuming automatic conversion of all convertible securities and exercise of all rights, options and warrants of such holder) to the total number of shares of the Company’s common stock outstanding (assuming automatic conversion of all convertible securities and exercise of all rights, options and warrants) prior to the proposed issuance of securities. This right does not apply to the IPO and will terminate upon an IPO.

Voting Rights

Each series of convertible preferred stock votes (on an as-converted to common stock basis) with the other voting stock of the Company. Certain actions specified in the certificate of incorporation require the consent of at least a majority of the Series A convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock, voting together as a single class on an as-converted to common stock basis. Certain actions specified in the certificate of incorporation may also require the consent of at least a majority of the Series A convertible preferred stock, voting as a single class, and/or at least a majority of the Series A-1 convertible preferred stock, voting as a single class, and/or at least a majority of the Series A-2 convertible preferred stock, voting as a single class, and/or at least a majority of the Series B convertible preferred stock, voting as a single class.

In addition, certain stockholders of the Company have entered into a voting agreement pursuant to which one of the holders of Series A convertible preferred stock is permitted to designate one member of the Company’s board of directors, which right expires upon an IPO.

6. Common Stock

In July 2014, the Company amended and restated its certificate of incorporation to increase the authorized capital stock of the Company to 643,658,977 shares, each with a par value of $0.0001 per share. The authorized shares consisted of 400,000,000 shares designated as common stock and 243,658,977 shares designated as preferred stock, of which 87,722,673 are designated as Series A convertible preferred stock, 9,000,000 were designated as Series A-1 convertible preferred stock, 93,936,304 are designated as Series A-2 convertible preferred stock and 53,000,000 are designated as Series B convertible preferred stock. The amended and restated certificate of incorporation also set forth the rights, preferences and privileges of the Series A convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock, and Series B convertible preferred stock that are summarized in Note 5, Convertible Preferred Stock, and were still in effect as of September 30, 2014.

As of September 30, 2014, there were 7,006,709 shares of common stock outstanding. This excludes 9,231,339 shares of restricted common stock outstanding that are subject to vesting requirements.

As of September 30, 2014, the Company had reserved the following shares of common stock for future issuance upon the conversion of convertible preferred stock outstanding:

September 30, 2014
Series A convertible preferred stock	21,930,664
Series A-1 convertible preferred stock	2,250,000
Series A-2 convertible preferred stock	23,484,072
Series B convertible preferred stock	12,244,661

59,909,397

Each share of common stock is entitled to one vote, subject to certain voting rights of the convertible preferred stock as discussed in Note 5.

7. Stock-Based Compensation

In January, March, April, and August 2014, the Company’s board of directors amended the 2013 Plan to increase the number of shares reserved for issuance thereunder. In August 2014, the board of directors amended the 2013 Plan to automatically increase the reserve on the first day of each fiscal year beginning with the fiscal year ending December 31, 2015, in an amount equal to 4% of the outstanding shares of common stock (on an as-converted basis) on the last day of the immediately preceding fiscal year. As of September 30, 2014, the 2013 Plan provided for a reserve of 13,914,535 shares of common stock for issuance pursuant to awards pursuant to the 2013 Plan to eligible employees, officers, directors, and consultants, with respect to which awards for 10,777,637 shares were outstanding, of which 9,231,339 restricted shares remained subject to vesting, 1,871,226 shares were subject to outstanding stock options, and 1,265,672 shares were available for future issuance pursuant to the 2013 Plan. Terms of stock agreements, including vesting requirements, are determined by the board of directors or a committee authorized by the board of directors, subject to the provisions of the 2013 Plan. Generally, awards granted by the Company vest over four years.

Restricted Stock

A summary of the Company’s restricted stock activity for the period from January 1, 2014 through September 30, 2014 is as follows:

	Shares	Weighted Average Fair Value at Date of Grant per Share
Unvested shares at January 1, 2014	5,789,123	$0.34
Granted	4,169,655	2.92
Vested	(627,439)	0.72
Forfeited	(100,000)	1.04

Unvested shares at September 30, 2014	9,231,339	$1.40

As required under ASC 718, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. For the nine months ended September 30, 2014, the Company recognized $2.8 million in compensation cost related to vested restricted stock, of which $0.9 million was related to consultants, $0.6 million classified as research and development expense, and $2.2 million as general and administrative expense. At September 30, 2014, there was $11.4 million of total unrecognized compensation cost related to employees’ non-vested restricted stock. As of September 30, 2014, the Company expects to recognize these costs over a remaining weighted average period of 3.23 years.

Stock Options

A summary of the Company’s stock option activity for the period from January 1, 2014 through September 30, 2014 is as follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
January 1, 2014	—
Granted	1,871,226
Exercised	—
Cancelled	—

Balance September 30, 2014	1,871,226	$6.36	9.95	$1,122,736

Exercisable September 30, 2014	—	—	—	—

The fair value of each stock option granted has been determined using the Black-Scholes option pricing model. The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted during the nine months ended September 30, 2014 included the following:

September 30, 2014
Risk free interest rate	1.98% – 2.09%
Expected volatility	75%
Expected life	6.25 years
Expected dividend yield	0%

The expected life was calculated based on the simplified method as permitted by the SEC’s Staff Accounting Bulletin 110, Share-Based Payment. Due to the Company’s stock not being publicly traded, management’s estimate of expected volatility was based on available information about the historical volatility of stocks of similar publicly-traded companies for a period matching the expected term assumption. The risk-free interest rate is based on a U.S. Treasury instrument whose term is consistent with the expected life of the stock options. In addition to the assumptions above, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

For the nine months ended September 30, 2014, the Company recognized $0.3 million in compensation expense related to stock options, $0.1 million classified as research and development expense, and $0.2 million as general and administrative expense. The weighted average grant date fair value of options granted for the nine months ended September 30, 2014 was $4.28. At September 30, 2014, there was $8.0 million of total unrecognized compensation costs related to employees’ and directors’ stock options, which costs the Company expects to recognize over a remaining weighted average period of 3.85 years.

8. Commitments and Contingencies

The Company has an operating lease for 23,191 square feet of office and laboratory space located in Seattle, Washington, which expires on June 27, 2017. The lease agreement includes rent escalation clauses and a free rent period. The Company records rent expense on a straight-line basis over the effective term of the lease, including any free rent periods. The Company may terminate the lease agreement with 120 days’ notice after March 31, 2016. Rent expense related to this lease for the nine months ended September 30, 2014 and the period from August 5, 2013 to September 30, 2013 was $1.0 million and $0, respectively.

The following table summarizes the Company’s lease commitments as of September 30, 2014 (in thousands):

Amount
2014	$233
2015	953
2016	978
2017	499

$2,663

In connection with the entry by the Company into its exclusive license agreement with St. Jude in December 2013, the Company acquired control of St. Jude’s causes of action in the Penn litigation, which concerns both a patent exclusively licensed to the Company by St. Jude and a contractual dispute between St. Jude and Penn. Together with St. Jude, the Company is a party in, and is adverse to, Penn and Novartis Pharmaceutical Corporation in that litigation. On August 13, 2014 the Court ordered that a trial in the lawsuit begin in April 2015. The Company is obligated pursuant to the exclusive license agreement to reimburse a percentage of St. Jude’s reasonable legal fees incurred in connection with the litigation. For the nine months ended September 30, 2014, the Company recorded litigation expense of $1.4 million in the statement of operations for such legal reimbursements.

9. Related-Party Transactions

The Company has collaboration and license agreements with FHCRC and MSK, who are also common stockholders. See Note 2, Collaboration Agreements above, as well as note 4 to the Company’s audited financial statements for the period from August 5, 2013 to December 31, 2013.

The Company has a consulting agreement with a board member who is a common stockholder.

The Company has a supply and license agreement with a strategic supplier, in which the Company also has an investment in preferred stock. The investment is a cost-method investment because the Company does not have the ability to significantly influence or control the supplier.

10. Employee Benefit Plan

In January 2014, the Company adopted a 401(k) retirement and savings plan (the “401(k) Plan”) covering all employees. The 401(k) Plan allows employees to make pre- and post-tax contributions up to the maximum allowable amount set by the IRS. The Company does not make matching contributions to the 401(k) plan on behalf of participants.

11. Subsequent Events

The Company evaluated subsequent events through December 8, 2014, the date the unaudited financial statements were available to be issued.

From October 1 through December 8, 2014, the Company granted no shares of restricted common stock and stock options to purchase 822,750 shares of common stock at a weighted average exercise price of $8.45 per share to certain employees pursuant to the 2013 Plan.

In November 2014, the Company entered into an operating lease for an additional 17,841 square feet of office and laboratory space located in the same building in Seattle, Washington as the Company’s existing leased space. The Company is obligated to pay $62,000 in monthly rent, which will escalate to $66,000 per month by the end of the term. The lease begins in December 2014 and expires June 29, 2017, but the Company may earlier terminate the lease agreement with 120 days’ notice effective any date following March 31, 2016.

In December 2014, the Company entered into a license agreement with Opus Bio, Inc. (“Opus Bio”) pursuant to which it has agreed to license from Opus Bio certain patent rights related to a CD22-directed CAR product candidate. The license grant will become effective if Opus Bio obtains consent from the National Institutes of Health (“NIH”) to sublicense such patent rights to us, and the National Cancer Institute agrees to separate the activities under its agreement with Opus Bio exclusively relating to CD22 and to enter into a separate agreement with us on materially similar terms as such agreement and incorporate such activities into its agreement with us. The Company is required to pay an upfront payment of $20.0 million and issue 1,602,564 shares of the Company’s equity securities to Opus Bio upon satisfaction of the conditions on the effectiveness of the license agreement. If the license agreement becomes fully effective prior to the closing of the IPO, the equity consideration would consist of 686,813 shares of the Company’s Series B convertible preferred stock and 915,751 shares of the Company’s common stock. If the license agreement becomes fully effective on the day of or after the closing of the IPO, all 1,602,564 shares of the equity consideration would consist of shares of the Company’s common stock. The Company also agreed to pay Opus Bio royalties as a percentage of net sales of licensed products and up to $215.0 million in cash and up to $52.5 million in shares of the Company’s capital stock upon the achievement of specified clinical, regulatory, and commercial milestones. If the milestones payable in shares of the Company’s capital stock are achieved prior to the IPO, Opus Bio may elect to receive such milestones in cash or in the form of the Company’s senior-most equity security. Once certain milestones have been achieved, the Company will be required to spend at least $2.5 million per year on development and commercialization of licensed products. The Company will also be required to make certain pass-through payments owed by Opus Bio to NIH under its NIH licenses, including certain patent costs, royalties as a percentage of net sales, and development and commercial milestones of up to $2.8 million in the aggregate.

In December 2014, the Company entered into an amendment to its ZetaRx asset purchase agreement, pursuant to which the Company will no longer be required to indemnify ZetaRx stockholders for up to $1.0 million of income taxes and the Company agreed to terminate the Company’s right to re-purchase 625,000 shares of Series A-1 convertible preferred stock, which right would have in any event expired upon the IPO.

Until                     , 201   (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee, the Financial Industry Regulatory Authority, Inc.’s filing fee and The NASDAQ Global Select Market listing fee.

Amount to be Paid

SEC registration fee	$28,430
FINRA filing fee	37,200
The NASDAQ Global Select Market listing fee	200,000
Printing and engraving expenses	300,000
Legal fees and expenses	1,520,000
Accounting fees and expenses	1,000,000
Blue Sky fees and expenses (including legal fees)	10,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	154,370

Total	$3,255,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the registrant has entered into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us in the past three years. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(a)	In August 2013, we issued and sold 1,097,015 shares of our common stock to an accredited investor at $0.008 per share.

(b)	In October 2013, we issued and sold an aggregate of 8,750,000 shares of Series A convertible preferred stock at $4.00 per share, for aggregate proceeds of $35,000,000, to two accredited investors.

(c)	In October 2013, we issued an aggregate of 2,250,000 shares of Series A-1 convertible preferred stock and 225,000 shares of common stock to ZBS Holdings, LLC (fka ZetaRx Biosciences, Inc.) in connection with the closing of the asset purchase agreement with ZetaRx Biosciences, Inc., or ZetaRx.

(d)	In October 2013, we issued and sold an aggregate of 263,747 shares of Series A convertible preferred stock at $4.00 per share, to six accredited investors, in exchange for the cancellation of promissory notes with an aggregate principal balance of $1,055,001 assumed in connection with the closing of the asset purchase agreement with ZetaRx.

(e)	In October 2013, we issued an aggregate of 3,274,998 shares of our common stock as part of the consideration for an exclusive worldwide, sublicensable license to certain patent rights, and a non-exclusive, worldwide license to certain technology to discover, develop, make and commercialize licensed products and services for the treatment of human cancers under a license agreement with Fred Hutchinson Cancer Research Center.

(f)	In November 2013, we issued and sold 363,398 shares of our common stock to an accredited investor at $0.008 per share.

(g)	In November 2013, we issued an aggregate of 500,000 shares of our common stock as part of the consideration for an exclusive worldwide sublicensable license to discover, develop, make and commercialize licensed products and services for therapeutic and diagnostic uses under a license agreement with Memorial Sloan Kettering Cancer Center.

(h)	In December 2013, we issued and sold an aggregate of 7,916,917 shares of Series A convertible preferred stock at $4.00 per share, for aggregate proceeds of $31,667,672, to a total of 23 accredited investors.

(i)	In July 2014, we issued and sold an aggregate of 5,000,000 shares of Series A convertible preferred stock at $4.00 per share, for aggregate proceeds of $20,000,000, to two accredited investors.

(j)	In April and May 2014, we issued and sold an aggregate of 7,828,023 shares of Series A-2 convertible preferred stock at $4.00 per share, for aggregate proceeds of $31,312,098, to a total of 41 accredited investors.

(k)	In June 2014, we issued and sold an aggregate of 7,828,023 shares of Series A-2 convertible preferred stock at $4.00 per share, for aggregate proceeds of $31,312,098, to a total of 41 accredited investors.

(l)	In July 2014, we issued and sold an aggregate of 7,828,026 shares of Series A-2 convertible preferred stock at $4.00 per share, for aggregate proceeds of $31,312,108, to a total of 41 accredited investors.

(m)	In August 2014, we issued and sold an aggregate of 12,244,661 shares of Series B convertible preferred stock at $10.92 per share, for aggregate proceeds of $133,711,933, to a total of 51 accredited investors.

(n)	In December 2014, we entered into a license agreement pursuant to which we are obligated to issue, subject to the satisfaction of certain conditions, 1,602,564 shares of our capital stock in consideration of the licensor’s grant of rights and licenses to us thereunder. Such conditions may be satisfied prior to the effectiveness of this registration statement. If such shares are issued prior to the closing of our initial public offering, they will consist of 686,813 shares of our Series B preferred stock (which will convert into the same number of shares of common stock in connection with the offering contemplated by this registration statement) and 915,751 shares of our common stock. If such shares are issued on the day of or after the closing of our initial public offering, all 1,602,564 shares will consist of shares of our common stock.

(o)	From September 2013 through August 2014, we granted an aggregate of 10,877,637 shares of our restricted stock to certain employees, directors and consultants under the registrant’s 2013 Equity Incentive Plan, of which 100,000 unvested shares returned to our company upon termination of awards.

(p)	From September 2014 through December 8, 2014, we granted stock options to purchase an aggregate of 2,693,976 shares of common stock to certain employees, directors, and consultants under the registrant’s 2013 Equity Incentive Plan at a weighted average exercise price of $7.00 per share.

The offers, sales, and issuances of the securities described in Items 15(a) through 15(n) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about the registrant.

The offers, sales and issuances of the securities described in Items 15(o) through 15(p) were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s 2013 Equity Incentive Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description
1.1†	Form of Underwriting Agreement
3.1†	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering
3.2†	Form of Amended and Restated Bylaws, to be effective upon completion of this offering
4.1†	Fourth Amended and Restated Investors’ Rights Agreement, dated December 5, 2014, by and among the registrant and the investors named therein
4.2†	Form of Common Stock Certificate
5.1†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1#†	Exclusive License Agreement, dated November 1, 2009, by and between City of Hope and ZetaRx, LLC, predecessor to the registrant
10.2#†	Amended and Restated Patent and Technology License Agreement, effective November 1, 2009, by and between Fred Hutchinson Cancer Research Center and ZetaRx, LLC, predecessor to the registrant
10.3#†	Amended and Restated Patent and Technology License Agreement, effective January 2, 2012, by and between Fred Hutchinson Cancer Research Center and ZetaRx BioSciences, Inc., predecessor to the registrant
10.4(A)#†	Collaboration Agreement, dated October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant
10.4(B)#†	Amendment No. 1 to Collaboration Agreement, dated November 19, 2014, by and between Fred Hutchinson Cancer Research Center and the registrant

Exhibit Number	Description
10.5†	Letter Agreement, dated October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant
10.6#†	Amended and Restated Patent and Technology License Agreement, effective October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant
10.7(A)#†	Exclusive License Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant
10.7(B)#†	Amendment No. 1 to Exclusive License Agreement, dated September 8, 2014, by and between Memorial Sloan Kettering Cancer Center and the registrant
10.8#†	Master Sponsored Research Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant
10.9#	Master Clinical Study Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant
10.10#†	Letter Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant
10.11#†	Exclusive License Agreement, dated December 3, 2013, by and between St. Jude Children’s Research Hospital, Inc. and the registrant
10.12(A)#†	Exclusive License Agreement, dated February 13, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant
10.12(B)#†	Amendment No. 1 to Exclusive License Agreement, dated August 4, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant
10.13#†	Sponsored Research Agreement, dated February 13, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant
10.14+†	Offer Letter Agreement, dated September 5, 2013, by and between Hans E. Bishop and the registrant, as amended by the Side Letter Agreement dated September 16, 2013
10.15+†	Offer Letter Agreement, dated January 1, 2014, by and between Bernard J. Cassidy and the registrant
10.16+†	Offer Letter Agreement, dated January 13, 2014, by and between Mark Frohlich, M.D. and the registrant
10.17+†	Offer Letter Agreement, dated March 20, 2014, by and between Steven D. Harr, M.D. and the registrant
10.18+†	Form of Director and Executive Officer Indemnification Agreement
10.19+†	2013 Equity Incentive Plan, as amended
10.20+†	Form of Restricted Stock Purchase Agreement under the 2013 Equity Incentive Plan
10.21+†	Form of Stock Option Grant Notice and Option Agreement under the 2013 Equity Incentive Plan
10.22+†	2014 Equity Incentive Plan
10.23+†	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan
10.24+†	Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan
10.25+†	2014 Employee Stock Purchase Plan
10.26†	Sublease Agreement, dated November 22, 2013, by and between Seattle Biomedical Research Institute and the registrant
10.27†	Sublease Agreement, dated November 20, 2014, by and between Seattle Biomedical Research Institute and the registrant
10.28+†	Executive Incentive Compensation Plan
10.29#†	Exclusive License Agreement, dated December 3, 2014, by and between Opus Bio, Inc. and the registrant
23.1	Consent of Independent Registered Public Accounting Firm
23.2†	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1†	Powers of Attorney

Exhibit Number	Description
24.2†	Power of Attorney for Mary Agnes Wilderotter

+	Indicates a management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
†	Previously filed.

(b)	Financial statement schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)        For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)        For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on December 16, 2014.

JUNO THERAPEUTICS, INC.

By:	/s/ Hans E. Bishop
Hans E. Bishop
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ HANS E. BISHOP HANS E. BISHOP	President, Chief Executive Officer and Director (Principal Executive Officer)	December 16, 2014

/s/ STEVEN D. HARR STEVEN D. HARR	Chief Financial Officer and Head of Corporate Development (Principal Accounting and Financial Officer)	December 16, 2014

* HOWARD H. PIEN	Chairman of the Board	December 16, 2014

* HAL V. BARRON	Director	December 16, 2014

* ANTHONY B. EVNIN	Director	December 16, 2014

* RICHARD KLAUSNER	Director	December 16, 2014

* ROBERT T. NELSEN	Director	December 16, 2014

* MARC TESSIER-LAVIGNE	Director	December 16, 2014

* MARY AGNES WILDEROTTER	Director	December 16, 2014

*By:	/s/ HANS E. BISHOP
HANS E. BISHOP
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1†	Form of Underwriting Agreement

3.1†	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering

3.2†	Form of Amended and Restated Bylaws, to be effective upon completion of this offering

4.1†	Fourth Amended and Restated Investors’ Rights Agreement, dated December 5, 2014, by and among the registrant and the investors named therein

4.2†	Form of Common Stock Certificate

5.1†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1#†	Exclusive License Agreement, dated November 1, 2009, by and between City of Hope and ZetaRx, LLC, predecessor to the registrant

10.2#†	Amended and Restated Patent and Technology License Agreement, effective November 1, 2009, by and between Fred Hutchinson Cancer Research Center and ZetaRx, LLC, predecessor to the registrant

10.3#†	Amended and Restated Patent and Technology License Agreement, effective January 2, 2012, by and between Fred Hutchinson Cancer Research Center and ZetaRx BioSciences, Inc., predecessor to the registrant

10.4(A)#†	Collaboration Agreement, dated October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant

10.4(B)#†	Amendment No. 1 to Collaboration Agreement, dated November 19, 2014, by and between Fred Hutchinson Cancer Research Center and the registrant

10.5†	Letter Agreement, dated October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant

10.6#†	Amended and Restated Patent and Technology License Agreement, effective October 16, 2013, by and between Fred Hutchinson Cancer Research Center and the registrant

10.7(A)#†	Exclusive License Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant

10.7(B)#†	Amendment No. 1 to Exclusive License Agreement, dated September 8, 2014, by and between Memorial Sloan Kettering Cancer Center and the registrant

10.8#†	Master Sponsored Research Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant

10.9#	Master Clinical Study Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant

10.10#†	Letter Agreement, dated November 21, 2013, by and between Memorial Sloan Kettering Cancer Center and the registrant

10.11#†	Exclusive License Agreement, dated December 3, 2013, by and between St. Jude Children’s Research Hospital, Inc. and the registrant

10.12(A)#†	Exclusive License Agreement, dated February 13, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant

10.12(B)#†	Amendment No. 1 to Exclusive License Agreement, dated August 4, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant

10.13#†	Sponsored Research Agreement, dated February 13, 2014, by and between Seattle Children’s Hospital d/b/a Seattle Children’s Research Institute and the registrant

Exhibit Number	Description

10.14+†	Offer Letter Agreement, dated September 5, 2013, by and between Hans E. Bishop and the registrant, as amended by the Side Letter Agreement dated September 16, 2013

10.15+†	Offer Letter Agreement, dated January 1, 2014, by and between Bernard J. Cassidy and the registrant

10.16+†	Offer Letter Agreement, dated January 13, 2014, by and between Mark Frohlich, M.D. and the registrant

10.17+†	Offer Letter Agreement, dated March 20, 2014, by and between Steven D. Harr, M.D. and the registrant

10.18+†	Form of Director and Executive Officer Indemnification Agreement

10.19+†	2013 Equity Incentive Plan, as amended

10.20+†	Form of Restricted Stock Purchase Agreement under the 2013 Equity Incentive Plan

10.21+†	Form of Stock Option Grant Notice and Option Agreement under the 2013 Equity Incentive Plan

10.22+†	2014 Equity Incentive Plan

10.23+†	Form of Restricted Stock Unit Agreement under the 2014 Equity Incentive Plan

10.24+†	Form of Stock Option Grant Notice and Option Agreement under the 2014 Equity Incentive Plan

10.25+†	2014 Employee Stock Purchase Plan

10.26†	Sublease Agreement, dated November 22, 2013, by and between Seattle Biomedical Research Institute and the registrant

10.27†	Sublease Agreement, dated November 20, 2014, by and between Seattle Biomedical Research Institute and the registrant

10.28+†	Executive Incentive Compensation Plan

10.29# †	Exclusive License Agreement, dated December 3, 2014, by and between Opus Bio, Inc. and the registrant

23.1	Consent of Independent Registered Public Accounting Firm

23.2†	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1†	Powers of Attorney

24.2†	Power of Attorney for Mary Agnes Wilderotter

+	Indicates a management contract or compensatory plan.
#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
†	Previously filed.